Itaú

2022

_Reference Form



Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2022

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2022, 12/31/2021 and 12/31/2020.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores
Last update of this Reference Form	05/31/2023

Index

1. Activities of the issuer

1.1. Briefly describe the activities carried out by the issuer

Overview

Our company name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943 and are organized as a publicly-held company for an indeterminate period of time under Brazil's laws. We are headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902, São Paulo, SP, Brazil, and our telephone number is +55-11-2794-3547. Our Corporate Taxpayer's Registry (CNPJ/MF) No. 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under Corporate Register (NIRE) No. 35300010230. As set forth in Article 2 of our Bylaws, our corporate purpose is to undertake the banking activity in all authorized forms, including foreign exchange operations.

Our history goes way back to 1924, when the banking division of Casa Moreira Salles started operating in the State of Minas Gerais. It would later become União dos Bancos Brasileiros, widely known as Unibanco.

Two decades later, in 1943 Itaú was founded by Alfredo Egydio de Souza Aranha and originally named Banco Central de Crédito S.A. with its first branch in the city of São Paulo. In their first decades of operation, mergers led to the set-up of Banco Itaú América and the resulting consolidation of the Itaú brand. Since 1973, we have been operating under the name Banco Itaú S.A., currently Itaú Unibanco.

Over the years, we have grown, changed our names at times, gone through mergers and acquisitions, experienced Brazil's economic miracle, hyperinflation, the rise of the middle class and some global crises. We have witnessed Brazil's progress and countless histories of employees and clients who have helped us advance and boosted our growth.

In 2008, we entered into the largest merger ever in Brazil's history. The highlight of this event is mainly due to the sensitive moment we were living in 2008, when the world underwent a severe financial crisis in the international market.

The Itaú Unibanco partnership has meant the joining of complementary mindsets, of two banks with major breakthroughs in the use of technology and leaders in Brazil's financial sector, sharing common histories. This merger has given rise to the largest private financial conglomerate of the southern hemisphere.

In 2018 we celebrated ten years of the Itaú Unibanco merger, adding a new chapter in our history, which has enabled us to become the largest private bank in Latin America.

Since the set-up of the Itaú Unibanco group, we have carried out the mergers and acquisitions as follows:

2009: Association with Porto Seguro to distribute auto and residential insurance products.

2012: Itaú Unibanco takes over control of Redecard by delisting its capital on Bovespa. In the following year, the company is renamed Rede.

2013: Acquisition of Credicard, jointly set up by Citibank, Itaú and Unibanco in 1970.

2014: Sale of the large risk insurance portfolio to Chubb.

2015: Acquisition of a 50% equity interest in ConectCar, with management shared between Itaú Unibanco and Ultra Group (which later sold its interest to Porto Seguro). That same year saw the acquisition of Recovery, an asset recovery company formerly owned by BTG Pactual.

2016: Merger of Itaú Chile and CorpBanca, giving rise to Banco Itaú Chile (formerly named Itaú CorpBanca), which thus became the fourth largest bank in Chile.

2016: Acquisition of Itaú BMG Consignado.

2017: Acquisition of Citibank's retail operations in Brazil.

2017: Sale of the group life insurance portfolio to Prudential.

2018: Acquisition of a 49.9% equity interest in XP Investimentos, one of Brazil's largest independent investment brokers

2019: Sale of the equity interest held in Cibrasec – Companhia Brasileira de Distribuição to ISEC Securitizadora S.A.

2020: Aimed at accelerating its digital transformation, Itaú purchases Zup, a technology services company. Acquisition of shares in Pravaler S.A., a company that offers student financing, increasing its interest to 47.66% of the company's capital stock.

2020: Acquisition of equity interest in Fintech Quanto.

2020: Sale of part of the credit card portfolio acquired from Citi to Safra.

2021: Sale of equity interest in Itaú Administração Previdenciária Ltda.

2021: Acquisition of Verbank Securities brokerage firm (Paraguay). Acquisition of insurance company Providencia S.A. de Seguros (Paraguay).

2022: Acquisition of controlling interest in Avenue Holding Cayman. After this transaction is completed, Itaú will hold 35% of Avenue's capital stock. Two years after closing the first tranche, Itaú will hold a 50.1% equity interest in Avenue. Five years after closing the first tranche, Itaú will be able to purchase the remaining equity interest in Avenue. This transaction is still subject to regulatory approval.

2022: Increase in equity interest in Banco Itaú Chile (formerly named Itaú CorpBanca) to 65.62% from 55.96%. Transaction already completed.

2022: Acquisition of 50.1% of total voting capital of Ideal Corretora de Títulos e Valores Mobiliários S.A.. After five years, Itaú Unibanco will be able to exercise the right to purchase the remaining share (49.9%) of Ideal's capital stock. This transaction was completed on March 31, 2023.

2022: Teamed up with TOTVS S.A. to create a joint venture named TOTVS Techfin S.A. After this transaction is completed, Itaú will hold 50% of the company's total voting capital. This transaction is still subject to regulatory approval.

2022: XP Investimentos: On June 7, 2022, we completed the sale of a 1.21% interest equity in XP Inc.'s total capital stock for US$153.7 million. On that same date, we entered into a share purchase and sale agreement with XP Inc. aimed at disposing of an additional 0.19% of the total capital stock of XP Inc., with such sale completed on June 9, 2022. Immediately after such disposals, we were left with an equity interest of approximately 9.96% in XP Inc's total capital stock. On April 5, 2023, XP Inc. announced to the market the cancellation of 31,267,095 Class A Shares that were held in treasury and, accordingly, our equity interest in XP Inc's total capital stock totaled 10.54%.

At last, we aim to move forward a steady pathway, based on the commitment to promoting social transformation. Our history is marked by our valuing of culture, education, sport and urban mobility through programs sponsored by Fundação Itaú para a Educação e Cultura, Instituto Unibanco, and Espaço Itaú de Cinema. Our concern with social issues has greatly increased in the face of the largest health crisis ever brought about by the COVID-19 pandemic. Faced with this challenge, in 2020 we set up the "*Todos pela Saúde*" (All for Health") initiative, backed by the largest philanthropic donation ever made by a private entity in Brazil.

We believe that, as a bank, we should encourage people to grow and companies to move forward. The responsibility we have taken for the development of Brazil is at the core of our activities and is a hallmark of our whole history.

1.2 Briefly describe the main activities carried out by the issuer and its controlled companies

We have as our purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of client loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of client loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, marketing materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes.

We hold equity interests in the capital of financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold equity interests in companies that carry out insurance and capital market-related activities.

1.3 With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information:

a. marketed products and services

Our Business

Operations Overview

We provide a diversified range of banking and nonbanking financial services and products to a diverse client base that includes individuals and corporate clients in three business segments: (i) Retail Business, (ii) Wholesale Business, and (iii) Activities with the Market and Corporations.

The **Retail Business** segment offers services to a diversified client base of individuals, microenterprises and small companies in Brazil. Our offering of products and services in this segment includes personal loans, credit cards, payroll deducted loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among other products and services. The Retail Business segment represents an important funding source for our operations and generates significant financial income and banking fees.

The **Wholesale Business** segment offers services and products to our private banking clients which are individuals with investments over R$5.0 million and is responsible for the activities of our Latin America units, middle-market banking business, asset management, capital market solutions, corporate and investment banking activities carried out by our subsidiary Itaú BBA. Our Wholesale Business management model is based on building close relationships with our clients by obtaining an in-depth understanding of our clients' needs and offering customized solutions. Corporate activities include providing banking services to large corporations and investment banking activities include offering source of funds to the corporate sector, including fixed and variable income instruments.

The **Activities with the Market and Corporations Business** segment manages interest income associated with our capital surplus, subordinated debt surplus and the net balance of tax credits and debits. This business segment also manages net interest income from the trading of financial instruments through proprietary positions, currency interest rate gaps and other risk exposures, arbitrage opportunities in the foreign and Brazilian markets, and mark-to-market of financial instruments. It also includes our interest in Porto Seguro S.A., which is the third largest Brazilian insurance company in Brazil.

We carry out a wide range of operations outside of Brazil with units strategically located in the Americas, Europe, and Asia. Our international presence generates synergies in foreign trade finance, placement of Eurobonds and offering of more sophisticated financial transactions to our clients.

For further information on the revenues of each of our business segments, see "Note 30 — Segment Information" to our audited consolidated financial statements included elsewhere in this annual report.

Retail Business

The Retail Business segment is one of our core businesses, through which we offer a dedicated service structure to consumer clients throughout Brazil and a large and diversified portfolio of products and services to address our clients' needs, such as credit products, mortgage, investments, insurance, payments, and other banking services.

Our Retail Business segment is responsible for more than 63% of our annual revenue (63.4%, 60.1% and 63.3% for the years ended December 31, 2022, 2021 and 2020, respectively), that is mostly generated by banking products, such as loans, credit cards, overdraft, investments and securities.

Our Retail Business (individuals)

Our Retail Business segment is divided in different segments according to the customer profile, allowing us to better understand each one of our customers, either individuals or small companies; and to be a partner in their financial life, providing services and products to meet our clients' demands.

Itaú and Itaú Uniclass (banking services and products for low and medium-income individuals)

The Itaú Retail Business segment serves individuals with a monthly income of up to R$4,000, while Itaú Uniclass is available at our branches and digital channels for clients who earn more than R$4,000 and less than R$15,000 per month. We offer exclusive services to Itaú Uniclass' clients, including investment advisory services, exclusive tellers, higher credit limits and a team of dedicated relationship managers, who are certified by the Brazilian Association of

Financial and Capital Market Institutions (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or ANBIMA, and are trained and skilled to offer an appropriate solution for each customer. Itaú Uniclass also provides a "digital bank platform" where relationship managers service clients through telephone, e-mail, SMS, videoconference, chat and even WhatsApp from 9 a.m. to 6 p.m. on business days, at no additional cost.

During the last years, we have been focusing on improving customer experience, remodeling the value proposition of our businesses. We believe that, to maintain our competitive position, it is necessary to increase both our "Phygital" approach, which means the ability to serve our clients as they prefer, using their channel of choice, and our "Omnichannel" approach, which refers to an increased level of integration among our channels allowing us to offer better services and products to our clients.

Through our Phygital and Omnichannel approaches, we have been able to implement our "Online to Offline", or O2O capabilities, a two-way flow between the digital and the physical worlds, generating leads and sales, and increasing consumer satisfaction.

These improvements have already been recognized by clients, as shown in our satisfaction ratings (i.e., Net Promoter Score, or NPS). Itaú Uniclass achieved a NPS of 72 points and our Mobile App, that represents 27% of our revenue income in 2022, achieved a NPS of 78 points on December 31, 2022.

Itaú Personnalité (banking services and products for high-income individuals)

We began providing customized services to high-income individuals in 1996 with the creation of the Itaú Personnalité segment, which currently serves individuals who earn more than R$15,000 per month or have investments over R$250,000.

Itaú Personnalité focuses on providing (i) financial advisory services by managers who understand the specific needs of our higher-income clients, (ii) a large portfolio of exclusive products and services and (iii) special benefits based on the type and length of relationship with the client, including discounts on various products and services. Itaú Personnalité services its clients through a dedicated network of 230 branches, located in the main Brazilian cities. Itaú Personnalité clients also have access to our retail business network of branches and ATMs throughout the country and can also access our internet, telephone and mobile banking.

Itaú Personnalité also provides a "digital bank platform" where relationship managers service clients through telephone, email, SMS, WhatsApp, and videoconference. We also developed apps for smartphones and tablets that enable our clients to make investments, buy products such as credit and insurance, make check deposits, wire transfers and payments, check account balances and find nearby branches and ATMs using GPS features.

According to the Central Bank, as of December 31, 2022, our Retail Business segment reached a market share of 12.5% based on total outstanding loan balance in reais. As of December 31, 2022, we were ranked the first largest privately-owned bank in this segment in Brazil. Also according to the Central Bank and publicly available information, our main competitors are Caixa Economica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil).

Itaú Empresas (small and medium companies)

To meet and fulfill the needs of our corporate customers, we specialize in offering customized solutions and detailed advice on all products and services for small and medium companies with annual revenues between R$0.2 and R$50 million:

• Small businesses: served by 2,522 bank branches, 2,293 relationship managers and 533 managers focused on acquiring new customers as of December 31, 2022; and

• Medium businesses: served by 241 bank branches, 1,410 relationship managers and 77 managers focused on acquiring new customers as of December 31, 2022.

Our focus is delivering full banking solutions, also providing the best experiences and advisory for important decisions to our clients.

Products and Services

Our main products and services to the Retail Business segment are: (i) credit cards, (ii) payroll deducted loans, (iii) mortgage, (iv) merchant acquisition, (v) private pension plans, (vi) vehicle financing, (vii) insurance, (viii) premium bonds, (ix) consórcios products, (x) microcredit, and (xi) public sector group.

Credit Cards

We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 28.9% in the fourth quarter of 2022, according to ABECS. Revenues from our credit card operations are mostly generated through the interest rate we charge on revolving and financing transactions and also from annual fees and other service fees.

The relationship with our clients is carried out through our proprietary segments and partnerships with major retailers, telephone and tech companies, automakers and airlines established in Brazil. Our credit card operations are divided into three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships. We offer a wide range of credit and debit cards to account and non-account holders. Our purpose is to provide the best experience to our customers and customer satisfaction is one of our top priorities. Our NPS, a measure of customer satisfaction, indicates that our score improved five basis points in the past two years - December 2022 versus December 2020. Our aim is to continuously expand our credit card portfolio increasing digitalization, profitability and the quality of our assets. Our credit card division is dedicated to developing the best payment solutions for our clients, new products and new digital services, while managing the credit quality of our portfolio. We developed the virtual card to bring convenience and safety to online purchases with credit cards. The number of virtual cards issued increased 58% in 2022, compared to 2021.

The credit card industry was negatively affected in 2022 by post-pandemic effects and increased levels of household debt, which led to an increase in customer payment default. In our credit card business, we were able to reduce the impacts by (i) having a customer base with a lower credit risk profile than those of our competitors on average, and (ii) reducing our portfolio risk through greater participation in account holders, who have lower credit risk (on average) and through improved credit limit exposure management.

Account Holder Credit Cards.

The Account Holders segment of our credit card operations (which relates to cardholders which have accounts at Itaú) increased our total accounts by 16% in 2022, as compared to 2021, as a result of our continuous focus on redesigning our products and focusing on our clients' needs. For instance, we launched two versions of the Mastercard Black Personnalité, one of our premium credit cards, one with no annual fee and the other offering cashback in all purchases made with the credit card. We have also launched the Itaú Personnalité The One credit card for our affluent customers (higher-income clients). We offer reduced or no annual fees in the Uniclass segment, also focusing on the strategy of increasing sales products with different versions and reaching different customer profiles.

Non-Account Holder Credit Cards.

In the Non-Account Holders segment, we focused on increasing the participation of higher-income and lower-risk clients in our credit card portfolio. In addition, with the purpose of attracting younger customers, we have also launched Player's Bank by Itaú, a payment, digital account, and credit card solution focused on gamers, and hired the main influencers and companies in the gaming sector to market the platform. Player's Bank has received more than two million user requests for a new credit card account (73% of whom had never had a relationship with Itaú).

Airline Cobranded Credit Card.

In our airline cobranded cards segment, the purchase volume increased by 40% in 2022 when compared to 2021. In this specific portfolio, the purchase volume of our higher-income clients (holders of Platinum, Black and Infinite credit cards) increased by 50% during the same period.

Retail Partnerships Credit Cards

We have partnerships with the main national retail brands, such as Magazine Luiza, Ponto Frio, Pão de Açúcar, Assaí, Extra and Big Group. In 2022, purchase volume under retail partnerships credit cards increased by 30% when compared to 2021. In respect of our partnership with Magazine Luiza, we focused on improving our clients access to financial products and launched personal loans in the Magalu Pay app and enabled payroll loans and FGTS withdrawals or "saque FGTS, in Magazine Luiza's stores.

According to the Brazilian Association of Credit Card and Services Companies (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), or ABECS, we are the leaders in terms of transaction purchase volume of cards in Brazil, with a 27.5% market share in December 2022. Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which are Nubank, Banco Inter and Banco Original.

Payroll Deducted Loans

In Brazil, a payroll deducted loan is a specific type of loan entered into by employees who receive wages from private and public companies or pensioners benefiting from the Brazilian social security system, as borrowers, and banks, as lenders. Such loan requires fixed monthly installments to be deducted directly from the borrower's payroll or pension, as the case may be, for the payment of the amount owed to the lender.

We mainly offer payroll deducted loans in Brazil through two sales channels: (i) our branch network and digital channels, which focus on account holders, and (ii) the network of acquisition partners, which focuses on non-account holders. This strategy enables us to expand our business activities with historically lower credit risk and achieve a competitive position in the offer, distribution, and sale of payroll deducted loans in Brazil. Moreover, it improves the risk profile of our loan portfolio for individual borrowers.

According to the Central Bank, as of December 31, 2022, our market share in terms of payroll deducted loans represented 12.5%, the fourth largest company in this segment in Brazil. Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil).

Mortgage Loans

Real estate financing products, such as mortgage loans, allow us to create long-lasting relationships with our clients. As of December 31, 2022, we had R$106,168 million in outstanding real estate loans. Revenue from our mortgage loans operations is mostly generated by origination fees, yield spread premiums, discount points, closing costs, mortgage-backed securities, and loan servicing. Since 2008, we have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total value of our portfolio. This is in line with our strategy to migrate to lower-risk portfolios. We offer mortgage products through the following sales channels: (i) our branch network and digital channels, (ii) construction and development companies, which are authorized to offer our products, (iii) mortgage agencies, and (iv) strategic partnerships with specialized mortgage companies such as CrediPronto, Loft, Quinto Andar, Credimorar, HTD and others. Our real estate financing services are tailored to our clients' needs, and we also provide a specialized mortgage financing advisor to support them during the process. We believe that our process, which may also be carried out online, is expeditious and efficient. We are able to respond to our clients in less than 1.5 hours for mortgages up to R$1.5 million. Moreover, our mortgage simulator is included in the websites of partner real estate development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire real property. In 2022, we entered into 94 thousand mortgage agreements with individuals, in an aggregate amount of R$33.5 billion during the year. Also in 2022, our mortgage portfolio had an average loan to value or LTV, which is calculated as the loan balance amount divided by the real property appraised value of 46.4%, compared to 44.6% in 2021. With respect to commercial loans, which are debt-based funding arrangements between a business and a financial institution such as us, we financed 168 new real estate units during 2022, in an aggregate amount of R$9.9 billion.

According to the Brazilian Association of Real Estate Financing Providers (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or ABECIP, from January 1 to December 31, 2022, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 24.1% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil.

Merchant Acquiring

We, through our subsidiary Redecard Instituição de Pagamento S.A., or Rede, also act in the merchant acquiring business. Rede is one of the leading companies in the electronic payment solutions industry in Brazil. It is a multi-brand merchant acquirer of credit, debit, and benefit cards. Rede's activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point-of-sale terminals, e-commerce solutions, e-wallet and check verification through points of sale terminals. Revenue from our merchant acquirer operations mostly consists of merchant discount rates charged to merchants based on the value of the transactions processed and costs related to these activities, such as equipment maintenance, processing handling, among others.

In 2022, we processed credit and debit card transactions in the aggregate amount of R$729.3 billion, representing an increase of 18.1% compared to 2021. The following table sets forth the financial volume of credit and debit card transactions processed by us in 2022, 2021 and 2020:

			(In Billions of R$)
Financial Volumes			
	2022	**2021**	**2020**
Credit Card	476.5	384.6	308.8
Debit Card	252.8	233.1	197.8
Total	**729.3**	**617.7**	**506.6**

According to ABECS, in the nine-month period ended December 31, 2022, we were the second largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 34.0%. Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintech, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.

Private Pension Plans

We offer private pension plans to our clients for wealth and inheritance planning purposes. These plans are also beneficial to our clients for income tax purposes as these products are tax-deferred. We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans. Revenue from our private pension plans operations is mostly generated by management fees.

Product innovation has been important for the sustainable growth of our private sector pension operations. For instance, we offer specialized advice and develop customized solutions to our corporate clients and establish long-term partnerships with them, as well as a close relationship with their human resources departments. We also adopt an internal communication strategy focused on our employee's financial education.

According to the FENAPREVI, contributions to our private pension plans reached R$19.2 billion in 2022, an increase of R$4.8 billion when compared to 2021.

Still according to FENAPREVI, as of December 2022, our balance of provisions represented 19.0% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil.

Taking into account plans of individuals, our market share reached 18.3%, positioning us as the second largest private bank in terms of balance of provisions.

Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market. Other players, such as XP and Icatu, have reached relevant amount of pension plans. Together, both had a market share of 8.0% by the end of 2022.

Vehicle Financing

We offer our clients who are individuals and car dealers different products through sales channels in vehicle financing. Revenue from our vehicle financing operations is mostly generated by interest rates from consumer credit arrangements.

To strengthen our relationship with car dealers, we developed the Speed Program, which is a loyalty program for car dealership, and Floorplan, which is a line of credit for dealers to purchase new and used vehicles for their inventory.

We provide a 100% digital vehicle financing through Credline, which is a tool that retailers use to submit proposals to Itaú Unibanco, protected by facial biometric assessment, electronic signatures and that enables customers to easily submit paperwork for a vehicle financing.

In 2022, we reached a remarkable milestone in the vehicle financing market by reducing the time to pay financing agreement from hours/days to less than one minute in almost 70% of the cases, which was achieved due to the improvement of our internal processes.

We adapted the Credline tool so that Itaú Unibanco account holders may finance their vehicles in both our physical and digital branches through a simple and fast process that does not require any physical documentation or bureaucracy.

We also developed an end-to-end digital financing process in our app, through which Itaú Unibanco account holders may carry out the entire process of simulation, credit approval, formalization and contracting of a vehicle financing, with electronic signature security and facial biometric assessment, without the need of physical documents. As of December 31, 2022, our individual and corporate vehicle financing portfolio (without taking into account vehicles financed by FINAME, a BNDES program) totaled R$50.9 billion, a 6.4% increase as compared to December 31, 2021. The average loan to value ratio of our individual vehicle portfolio, which is calculated as the ratio of a loan to the value of an asset purchased, was 59.0% as of December 31, 2022, a 2.4% decrease compared to 2021. Since 2012, we have reduced our risk exposure in the sector and focused on clients with better risk profiles, which has allowed us to improve the credit quality of our vehicle loan portfolio.

In 2022, our new individual and corporate vehicle financing operations reached R$30.3 billion, a 10.2% decrease as compared to 2021. As of December 31, 2022, the average vehicle financing term was 44.8 months.

According to the Central Bank, as of December 31, 2022, we were the fourth largest Brazilian bank in the vehicle financing to individuals, representing a market share of 12.2%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco.

Insurance

We, through our subsidiaries Itaú Seguros S.A., Itaú Vida e Previdência S.A., and Itaú Corretora de Seguros S.A., provide a wide range of insurance products, including life and personal accident insurance, property insurance, credit life insurance and travel insurance. In addition, our subsidiary Itauseg Saúde S.A. offered a health insurance plan which is no longer available to our customers. We also have a 30% stake in Porto Seguro S.A, one of the largest insurance companies in Brazil. Revenue from our insurance operations is mostly generated by premiums paid by customers, commissions received for distributing insurance from partner insurers and financial income.

Our insurance products are offered in synergy with the Retail Business and the Wholesale Business segments. These products have important characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our revenues.

We have been improving our insurance products in terms of coverage and assistance. As a result, we sell our insurance products through our own physical and digital distribution channels, and we also act as insurance brokers and provide third-party insurance policies to our clients through a platform where customers have the possibility to contract the insurance that best suits them, either from Itaú Unibanco or from a partner insurance company. Sales of insurance products by value increased by 48% by 2022 compared to 2021.

According to SUSEP, which is the Brazilian insurance regulator, taking into account our 30% equity interest in Porto Seguro S.A., in 2022, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 10.4%, excluding VGBL (an insurance structured as a pension plan). Taking into account only our recurring insurance activities, our market share reached 11.1% in 2022. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network to gain access to the clients. Despite the high concentration of Brazilian banks in the in-severance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.

Premium Bonds (títulos de capitalização, or capitalization plans)

Premium bonds, or capitalization products, are products that generally require a client to make a one-time deposit or monthly fixed deposits that will be returned at the end of a designated term, with accrued interest. Ownership of premium bonds automatically qualifies a customer to participate in periodic drawings, each time with the opportunity to win a significant cash prize. Revenue from our premium bonds operations is mostly generated by customer deposits less provisions made, and financial income.

We, through our subsidiary Cia. Itaú de Capitalização S.A., currently market our premium bonds products portfolio through our branch network, digital channels, and ATMs. Customer deposits deducted from redemptions at the end of the term of the security and customer requests increased in 291.5% in 2022 when compared to 2021.

According to SUSEP, as of December 31, 2022, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 11.1%. Our main competitors in

premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market.

Consórcio Products

Consórcio is a collaborative finance product, where a group of individuals or/and legal entities participate in a group, formed with the purpose of allowing the members of the group to, on equal terms, acquire certain assets, such as vehicles, properties or services, through self-financing.

Payments made by group members are applied to a common fund, used by one or more consórcio members at a time, to acquire the assets elected by the members when the product was contracted.

Participants receive the assets during the term of the contract through random drawing and bid offers. There are three different types of bids that may be combined: (i) bid offer to be funded with the individual's or the entity's own resources; (ii) bid offer to be partially funded with a letter of credit; and (iii) bid offer to be funded with FGTS funds (only for real estate consórcio groups).

Revenues from our consórcio product operations are mostly generated by a management fee charged to manage resources, ensure the financial health of the groups and dynamics of bidding and use of credit after contemplation. The financial calculation for the formation of the groups guarantees that everyone will have the right to buy the goods until the end of the group.

As the resources used by a participant in the acquisition of assets are its own, the management of a consórcio, carried out by Itaú Administradora and Fiat Administradora, does not generate a risk of default or regulatory capital requirements for us. In addition, as a consortium does not charge interest, our revenues derive mainly from the management fee charged to customers, as explained above.

Given these characteristics, this business is strategic for us, contributing to revenue diversification and a more complete product portfolio offered to our customers.

For the year ended December 31, 2022, we reached an average of R$1.97 billion of sales per month during the year. We also implemented some new features, such as post sales information and transactions at the app, facial recognition in the buying process, among others. Also in 2022, the after-sales relationship was digitalized in our app, and now the customer can self-service to place a bid, purchase the desired item, view their payments and receive the amounts at the end of the group.

According to the Central Bank, in the nine-month period ended December 31, 2022, we had a market share of 9.1% in total consórcio services fees. Taking only banks into account, we are the fourth largest provider of consórcio products in Brazil, in terms of fees collected. Our main competitors from the financial services under in the Brazilian consórcio market are Bradesco Consortium and BB Consortium.

Microcredit

We offer lines of credit to small, formal businesses registered with government authorities, individual and self-employed entrepreneurs as well as to small companies to start, expand and leverage their businesses. The credit is granted by trained sales specialists, who discuss customers' financial situation and understand their business needs, providing information that helps them to improve their financial management. We are a member of the "National Program for Oriented and Productive Microcredit", or PNMPO.

Our microcredit segment is focused on entrepreneurs and small companies with annual revenues of up to R$360 thousand. Our microcredit products are integrated with our app, where our customers receive credit, manage their loans, and also gain access to other financial features, such as payments, transfers and credit cards. We believe our microcredit products are a tool for social development in Brazil. In 2022, we granted a record high of R$449 million in loans, reaching almost 100,000 people benefitting from our lines of microcredit. In 2022, we also gained market share in the northeast region of Brazil.

Public Sector Group

The Public Sector Group is tasked with client coverage and business development efforts for Brazil's Federal, State and Municipal branches of government as well as select State Owned Enterprises. The segment´s value proposition entails providing financial services and products to government related entities from its 12 regional offices across Brazil by a team of professionals proficient in the specifics of government banking. A comprehensive product portfolio including Transaction Services, Asset Management, Foreign Exchange, Payroll Services, Payment

Solutions and select Credit Products aims to provide an encompassing Full Bank Experience to our clientele. As of December 31, 2022, the Public Sector Group was responsible for managing 7,900+ relationships in Brazil.

Wholesale Business

Our Wholesale Business segment offers a wide range of products and services to middle-market, agribusiness, large and ultra-large companies, which are companies with annual revenues equal or greater than R$50 million through the following divisions: (i) investment banking, through Itaú BBA, (ii) asset management, mostly through Itaú Asset Management, (iii) investment services, (iv) private banking, through Itaú Private Bank, and (v) securities brokerage services through Itaú Corretora de Valores S.A, or Itaú Corretora.

Our Wholesale Business segment offers a wide range of products and services to the largest economic group of Brazil. Our activities in this business segment range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions.

Our Wholesale Business segment accounted for 15%, 17%, and 20% of our revenue in the years ended December 31, 2020, 2021 and 2022, respectively. Revenue from our Wholesale Business segment is mostly generated by banking services and bank charges, such as credit financing, cash management, investment banking, FX and Derivatives.

One of the main strategies of our Wholesale Business segment is to improve efficiency in our operations, reducing costs and increasing our revenues. Some of our initiative towards this goal includes: (i) agribusiness segment expansion; (ii) exclusive service for technology sector companies and (iii) middle market expansion.

Investment Banking

Our investment banking business is carried out by our subsidiary Itaú BBA and assists companies to raise capital through fixed income and equity instruments and provides advisory services in mergers and acquisitions operations. Through a highly qualified team we support most of the largest companies in Brazil, and our Investment Banking team is also present in Latin America and in the Northern Hemisphere, providing support and advisory services to many conglomerates worldwide.

Revenue from our investment banking operations is mostly generated by banking fees on large and complex financial transactions, such as M&A advisory fees, and structuring and distributing fees from debt capital markets, or DCM and equity capital markets, or ECM, deals.

According to Dealogic Ltd., or Dealogic, and ANBIMA, as of December 31, 2022, Itaú BBA was the second largest investment bank in advisory of mergers and acquisitions and equity deals in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in debt capital markets transactions in the Brazilian market. In the investment banking division, Itau BBA's main competitors include Santander, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.

Asset Management

We offer asset management services through our subsidiary Itaú Asset Management, which has more than 60 years of experience in investment management, and through Kinea Investimentos LTDA, an alternative investments management company controlled by us. According to ANBIMA, as of December 31, 2022, Itaú Asset Management had R$836.4 billion in assets under management and recorded an increase of 642 basis points in terms of assets under management in 2022 as compared to 2021. As of December 31, 2022, Itaú Asset Management was the largest non-governmental owned asset manager in Brazil in terms of assets under management, representing a market share of 11.3%, according to ANBIMA. Revenue from our asset management operations is mostly generated by administration fees and performance fees of our products.

As of December 31, 2022, Kinea Investimentos held R$73.7 billion in managed assets, compared to R$55.9 billion held as of December 31, 2021, according to ANBIMA.

In 2022, we were elected for the 14th time the best fund manager by "Guia de Fundos FGV". Moreover, in 2022, we were considered the best manager in these categories (fixed income, money market and hedge funds) and investors segments (high net worth, retail and corporate).

According to ANBIMA, as of December 31, 2022, we were the second asset manager in Brazil (disregarding Kinea) in terms of assets value under management, representing a market share of 11.3%. According to ANBIMA, the asset management industry in Brazil held assets totaling R$7,408 billion as of December 2022. The competition is

concentrated among large and well-established retail banks. Our main competitors are Banco do Brasil, Banco Bradesco and Caixa Econômica Federal.

Investment Services

In our investment services division, we provide (i) custody and fiduciary services for investment funds, (ii) custody and representation services for non resident investors, and (iii) corporate solutions where we act as transfer agent and stockholder servicer for Brazilian companies issuing equity, corporate bonds, promissory and bank credit notes in the Brazilian market. We also work as guarantor on project financings, and agent on escrow accounts and financing agreements. Revenue from our investment services division is mostly generated by basis points fees on our assets under service and banking fees on corporate solutions.

We provide the technological tools to each service on a daily basis and rely on compliance and contingency procedures to ensure a safe and reliable service to our clients, so they can direct the focus on their business management. Nevertheless, we continue to improve our technological platform and tools regarding securities services and investing in new solutions for our clients.

Our primary clients in our investment services division are pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers, representing approximately 1,154 corporate groups, that reached R$3.5 trillion of assets under service as of December 31, 2022.

According to ANBIMA, as of December 31, 2022, Itaú Unibanco (including Intrag Distribuidora de Titulos e Valores Mobiliarios Ltda., or Intrag, which offers investment services to third party asset management firms) were the second largest player in the Brazilian fiduciary services business in term of total assets under administration with R$1.3 trillion, representing a market share of 18.2%. The same source also indicates that, as of December 31, 2022, we were the second largest player in the custody market in terms of total assets under custody with R$1.7 trillion, representing a market share of 17.5%. As of December 31, 2022, we were the leader in the corporate solutions business, acting as agent and register provider to 230 companies listed on B3, which represents 59.7% of companies listed on that stock exchange. Moreover, we were the second largest transfer agent, with 443 debentures offerings in the Brazilian market, representing 25.2% of the debentures market in Brazil.

According to ANBIMA and B3, as of December 31, 2022, we were the second largest player in the Brazilian custody and fiduciary services business in term of total assets under custody in Brazilian reais, representing a market share of 20.9%.

The same sources also indicate that, as of December 31, 2022, we were the fourth largest player in the international custody and fiduciary services market in terms of total assets under custody in Brazilian reais, representing a market share of 5.1%. As of December 31, 2022, we were the leader in the corporate solutions business, acting as agent and register provider to 230 companies listed on B3, which represents 59.7% of companies listed on that stock exchange. Moreover, we were the second largest transfer agent, with 443 debentures offerings in the Brazilian market, representing 25.2% of the debentures market in Brazil. According to ANBIMA, the local custody services in Brazil held assets totaling R$7,434 billion as of December 2022.Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.

According to ANBIMA, the international custody services in Brazil totaled R$2,047 billion of assets as of December 2022 and our main competitors are Banco Citibank S.A., JP Morgan's Securities Services and Banco Bradesco S.A. For our corporate solutions business, our main competitor in the equity market and debentures is Banco Bradesco S.A.

Itaú Private Bank

Itaú Private Bank offers customized banking, investment and wealth management services and products to high-net-worth individuals and companies. With a full global wealth management platform, we are one of leaders in the private bank market in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, which is supported by a team of investment advisors and product experts, provides comprehensive financial services to clients, understanding and addressing their needs from our eight offices in Brazil and in our international offices located in Zurich and Miami. Revenue from our private banking operations is mostly generated by fund management fees, pension funds, performance fees, exchange operations and brokerage.

In addition to the complete portfolio of products and services that Itaú Private Bank offers, our clients also have access to a wide-open platform from third party providers with alternative products.

As of December 31, 2022, we achieved a market share of 28.1% of private banking operations in Brazil, according to ANBIMA. It's a decrease of 0.2% compared to December 31, 2021.

Itaú Corretora (Brokerage)

Itaú Corretora de Valores S.A (Itaú Corretora) has been providing securities brokerage services since 1965. We serve over 361 thousand retail clients in Brazil, with positions in equity and fixed income markets, accounting for R$140.7 billion in trading volume in 2022. These services are also offered to international clients through our brokerage house in New York.

According to DATAWISE, a system made available by B3, we are the fifth brokerage service provider in terms of trading volume in 2022. Our main competitors in this division are XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.

International Operations

Through our internationalization strategy, we seek to understand different markets, business, products and services and to identify opportunities to integrate our units and to expand our operations to new countries. It is our aim to achieve the same management quality and level of results we have in Brazil in the other countries where we operate.

The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2022

Countries	Branches & CSBs	ATMs	Employees
Argentina	74	155	1.486
Chile	179	359	5.237
Colombia (1)	74	103	2.395
Paraguay	37	308	1.155
Uruguay (2)	22	68	1.118

(1) Includes employees in Panamá.
(2) Does not include the 29 OCA points os services.

Overview

Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals and companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in the retail, small and middle-market companies, corporate and treasury segments, with commercial banking as our main focus. As a result of the recent merger between Banco Itaú Chile and CorpBanca, which reinforced our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities.

As of December 31, 2022 we had a network of 386 branches, including 21 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 60 non- bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2022, we also had 29 points of service through OCA S.A., our credit card operator in Uruguay. For further information on our distribution network in Latin America, see "Distribution Channels".

Banco Itaú Argentina

We have operated in Argentina since 1979, where we began focused on large companies with business ties to Brazil. In 1995, we began our retail operations in Buenos Aires. In 1998, we increased our presence through the acquisition of Buen Ayre Bank, subsequently renamed Banco Itaú Argentina.

Through Banco Itaú Argentina we offer products and services in corporate banking, small and middle-market companies and retail banking. Our corporate banking business focuses on large and institutional clients, providing lending, structured finance, investment advisory and cash management services. Our small and middle-market operations provide credit for working capital and investments in production capacity increases. Our retail business focuses on middle and upper-income clients, and the services we offer include current and savings accounts, personal loans and credit cards. In 2019 Banco Itaú Argentina opened two digital branches enhancing its presence in Argentina's financial market.

According to the Central Bank of Argentina, as of December 31, 2022, we were the 16th largest bank in Argentina in terms of total outstanding loans in Argentine pesos, the 11th considering only privately- owned banks, representing a market share of 2.1%. Our main competitors in Argentina are Banco Santander Río, Banco de Galicia y Buenos Aires, BBVA Banco Argentina, Banco Macro, HSBC, Industrial, Patagonia, Supervielle and Credicoop.

Banco Itaú Chile (formerly named Itaú CorpBanca)

In April 2016, we closed the merger of Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity (Banco Itaú Chile (formerly named Itaú CorpBanca)). On the same date, we entered into the Shareholders' Agreement of Banco Itaú Chile (formerly named Itaú CorpBanca), or Banco Itaú Chile's (formerly named Itaú CorpBanca) Shareholders' Agreement, which entitled us to point, together with the Corp Group, the former controlling stockholder of Banco Itaú Chile (formerly named Itaú CorpBanca), the majority of the members of Banco Itaú Chile's (formerly named Itaú CorpBanca) Board of Directors. In 2021, we have increased our equity stake to 56.60%, pursuant to the exercise of put options by Corp Group, as set out in Banco Itaú Chile's (formerly named Itaú CorpBanca) Shareholder´s Agreement, and the exercise of our subscription rights, arising from Banco Itaú Chile's (formerly named Itaú CorpBanca) capital increase.

On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. received, through its affiliates, shares issued by Banco Itaú Chile (formerly named Itaú CorpBanca) within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, our equity interest increased to 65.62% from 55.96% of Itaú Chile total voting capital.

On March 2, 2023, as disclosed in our Material Fact, the Board of Directors of Itaú Unibanco Holding S.A. ("IUH") approved the engagement of advisors to initiate the required steps a voluntary tender offer for the acquisition of the remaining outstanding shares ("Shares") issued by Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponding to 34.38% of Itaú Chile total voting capital by Itaú Unibanco or its affiliates. It is worth mentioning that IUH is the controlling stockholder, by IUH and its affiliates, of Itaú Chile, in which it currently holds 65.62% of total voting capital. The tender offer described herein has not yet commenced. The tender offer is expected to be conducted still in the first half of 2023 concurrently (i) in Chile, for all stockholders of Itaú Chile; and (ii) in the United States of America for all holders of ADSs and U.S. holders who hold Shares directly in Itaú Chile. The acquisition of these Shares is subject to compliance with customary conditions for this type of transaction, including obtaining the applicable regulatory approvals from the Central Bank and the Chilean Commission for the Financial Market, or CMF.

Banco Itaú Chile (formerly named Itaú CorpBanca) provides a broad range of wholesale and retail banking services to customers in Chile and Colombia. In addition, it provides financial advisory services, mutual fund management, insurance brokerage and securities brokerage services through subsidiaries, and banking services through the New York Branch. It operates in two main geographic areas: Chile and Colombia. The Chile segment also includes operations carried out by Itau CorpBanca New York Branch and the Colombia segment also includes the operations carried out by Itau S.A. (Panama).

Business activities in Chile have been strategically aligned onto three areas directly related not only to our medium term strategy but to customers' needs: (1) Wholesale Business: (a) Corporate, b) Large companies and c) Real Estate); (2) Retail Banking (a) Itau Personal Bank, b) Itau, c) Itaú Private Bank, d) Midsize Companies, e) SMEs and f) Banco Condell, a Consumer Finance Division); and (3) Treasury. Itau CorpBanca Colombia provides a broad range of commercial and retail banking services to its customers in Colombia, operating principally in the cities of Bogotá, Medellín, Cali, Bucaramanga, Cartagena and Barranquilla.

According to CMF, as of December 31, 2022, our market share was 11.4% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only). Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.

Banco Itaú Paraguay

Our operations in Paraguay began in 1978 under the brand "Interbanco," which was changed to Itaú Paraguay in 2010 after the merger between Itaú and Unibanco.

Banco Itaú Paraguay offers a wide variety of products and financial solutions to serve the needs of different customers segments such as small and middle market companies, agribusiness, large companies, institutions, and individuals. The high-performance levels of Banco Itaú Paraguay within the Paraguayan financial system are supported by the strong position held by the bank, leading several commercial segments with what we believe to be a robust generating capacity and a solid emphasis on risk management. All these factors allow the company to achieve high levels of performance and returns. In 2019 Banco Itau Paraguay opened its first digital branch enhancing its presence in Paraguay's financial market and supporting our business growth strategy. In the last years Itaú Unibanco Holding S.A has established three new enterprises in Paraguay: Itaú Invest, Itaú Asset Management and Itaú Insurances. Even when these three companies are independent from Banco Itaú Paraguay, we offer support to them through our different operational structures and teams.

According to the Central Bank of Paraguay, as of December 31, 2022, we were the second largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 14%. Our main competitors in Paraguay are Banco Continental, Banco Regional, Sudameris and BBVA Paraguay.

Banco Itaú Uruguay

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, in accordance with data from the Central Bank of Uruguay) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

Our retail business is focused on individuals and small companies. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale business division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services.

In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay's financial market.

In 2022, Itaú Unibanco further advanced in the Uruguayan market by acquiring (i) 56% of Resonance Uruguay, a merchant acquirer as part of our expansion in the payments solutions industry; (ii) 30% of Grupo Prex and Grupo Paigo, fintechs that are leaders in the market to improve the expansion in the digital bank market; and (iii) 100% of AFISA, an Uruguayan Asset Management.

According to the Central Bank of Uruguay, as of December 31, 2022, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguay pesos, representing a market share of 27.7%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.

Itau BBA International

Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines:

• Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid, Spain, and Paris, France, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America.

• Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami, United States, and Zurich, Switzerland, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers.

Other International Operations

We have other international operations in the United States, Cayman Islands, and the Bahamas, which have the following objectives:

• Support our clients in cross-border financial transactions and services, providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. Our international units offer a variety of financial products through their branches.

• Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas, and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity.

Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities.

Revenues from Operations in Brazil and Abroad

We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil.

The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2022, 2021 and 2020. The following information is presented in IFRS as issued by the IASB, after eliminations on consolidation.

Revenues from operations in Brazil and abroad	For the Year Ended December 31,			Variation			
	2022	2021[3]	2020[3]	2022 - 2021		2021 - 2020[3]	
	(In millions of R$, except percentages)						
Income related to financial operations [1,2]	**225,726**	**144,514**	**123,611**	**81,212**	**56.1%**	**20,903**	**16.9%**
Brazil	174,118	117,094	104,364	57,024	48.6%	12,730	12.1%
Abroad	51,608	27,420	19,247	24,188	88.2%	8,173	42.4%
Commissions and Banking Fees	**46,378**	**42,324**	**38,557**	**4,054**	**9.5%**	**3,767**	**9.7%**
Brazil	31,928	37,744	34,624	(5,816)	(15.4)%	3,120	9.0%
Abroad	14,450	4,580	3,933	9,870	215.5%	647	16.4%
Income from insurance and private pension operations before claim and selling expenses	**5,938**	**5,354**	**4,488**	**584**	**10.9%**	**866**	**19.2%**
Brazil	5,093	5,332	4,488	(239)	(4.4)%	844	18.8%
Abroad	845	22	-	823	3,740.9%	22	-

1) Includes interest and similar income, income of financial assets and liabilities at fair value through profit or loss, foreign exchange results, and exchange variation on transactions abroad.

2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.

3) The numbers have been reclassified to improve disclosure.

Distribution Channels

We provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking services. Those products are distributed through two main channels: traditional and digital channels.

The traditional channels are composed of physical branches – which could be either full-service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely, via the internet or mobile phones.

Our network of 3,188 branches as of December 31, 2022, which includes physical and digital branches, distributes all of products and services in Brazil.

We also have our own ATMs and additional 24,374 machines via partnership with Technologia Bancaria S.A., or Tecban, (as of December 31, 2022), which are a very convenient and efficient way of serving clients, due to its low operating costs, 24/7 availability and very complete services offering.

Clients who prefer to use digital channels, such as internet and mobile banking, are served remotely by our relationship managers based on one of our 402 digital branches in Brazil.

Standard channels	Branches			CSBs			ATMs		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Brazil	3,188	3,244	3,231	657	656	656	18,423	20,006	20,687
Abroad	362	399	413	29	36	36	993	1,068	1,071
Argentina	64	65	71	10	13	13	155	175	175
Chile	179	188	185	-	-	-	359	402	408
Colombia	69	93	101	5	11	10	103	121	125
Paraguay	28	29	28	9	8	12	308	308	301
Uruguay	17	19	23	5	4	1	68	62	62
Other	5	5	5	-	-	-	-	-	-
Total in Brazil and abroad	**3,550**	**3,643**	**3,644**	**686**	**692**	**692**	**19,416**	**21,074**	**21,758**

Digital Channels (internet and mobile banking)

Digital channels are our main distribution channels. Our digital channels consist of the digitalization of traditional banking products, as well as processes and activities to service customers.

In 2022, we continued to invest in our digital channels to ensure a positive customer experience. As a result, we evolved in the use of data and experimentation, developing more than 700 activities in labs with our customers, and investing more than 6,000 hours in discussions and interactions. In addition, in 2022, we performed 24 surveys, involving more than 400 costumers, focused on improving the usability of the new experience, and 52 tests published, improving and enhancing our digital platforms. The improvements have already been recognized by our customers, as shown by the satisfaction rating, for instance,of our app, which achieved an NPS of 76 points on December 31, 2022.

We offer 100% of our product portfolio through our digital channels. In 2022, the number of accounts opened digitally was approximately four million, representing an increase of 22% compared to 2021. In 2021, we introduced the itoken, our two-step security device, which incorporates facial recognition technology that can be accessed remotely. As of December 31, 2022, more than 22 million of our customers had enabled itoken with facial recognition technology.

We have also increased the customers access to our digital channels to 19 million customers per month, as of December 31, 2022 representing 74% of the bank's active customers base in 2022. In 2022, 94% of purchases, transfers and payments were carried out digitally in our channels. Digital purchases alone, represented 69% of the total amount we sold.

Finally, our average time between changes to improve our digital channels was 1.1 times faster in the year ended December 31, 2022, compared to the year ended December 31, 2021, developing better features and delivering them to our customers. All these changes were implemented taking quality standards into account.

Our Brand and Marketing Channels

Our brand proposition goes beyond the banking activities. Our brand purpose is to "stimulate people's power to transform their lives." We deliver that proposition by providing complete solutions in terms of products and services, through financial intelligence and an ecosystem of partnerships, fully attending the needs of our customers, from individuals and micro companies to large organizations, providing the best customer experience both digitally and physically.

Our brand is committed to encouraging people to have an easier and closer relationship with their finances in their daily lives. To reflect our client-centric approach, in 2021 we reviewed our long-time tagline "Feito pra Você" ("Made for You") and adopted a new statement "Feito com você" ("Made with You"), which is much more aligned with our business culture. Our TV strategy reinforces our tagline throughout the year, reinforcing our relevance through frequency and connection to a broader audience; Itaú is the main sponsor at strategic media packages at TV Globo, Brazil's television main network with a nationwide coverage rating of 98%.

Besides our financial solutions, we have invested in the creation of a robust content strategy through our social media channels, focusing on providing constant publications about the economic environment, tutorials and core solutions. In 2022, we reached over 337,519,610 views on our YouTube channel and reached over 8.5 million followers on Facebook. In the same period, our Twitter and Instagram profiles had over 681 thousand and 969 thousand followers, respectively.

We launched our TikTok channel in 2021 which it has already more than 1,100,000 followers, which means we have one of the most prominent bank profiles globally. Our commitment to approach and stay relevant for the younger generations is also based on a content strategy driven by the audience's key passion points. To ensure a real connection between youngsters and the bank, we connect priority themes such as games, music, and the creator economy with the financial life cycle of the target individual.

We continue to monitor all of our social media profiles 24 hours a day, seven days a week. We have 209 dedicated employees to interact with the public on all matters related to Itaú Unibanco Group in Brazil, including questions, suggestions, comments, and complaints. We received 2,823,851 mentions on social media in 2022, according to Oliver Marketing Brasil Ltda., the in-house marketing agency that assists us in the analysis of social media data.

Our urban mobility platform, Bike Itaú, contributes to boosting the circulation of bicycles in cities. Our platform is based upon the sharing economy principles, which consists of shared access to goods and services. In 2021, we expanded Bike Itaú by introducing electric bikes, with speed limited to 25 km/h, to our bike fleet available for rentals. Bike Itaú has more than 1,700 bike stations and is present in seven cities in Brazil as well as in Santiago (Chile), Buenos Aires (Argentina) and Bogota (Colombia). According to the operator TemBici, in 2022, an average of more than 1.4 million trips were made monthly using bikes from our urban mobility platform. This is due to the number of bikes we offer, which reached over 20,000 bikes available for rental. These numbers also represent an impact on people's carbon footprint, since it saves more than 5,000 tons of carbon dioxide per year. In 2022, we renewed Bike Itaú for additional ten years and committed to invest R$430 million in connection with the program.

With respect to education, we believe our programs are equally powerful. Since we have launched the "Leia para uma criança" ("Read for a Child") program, in 2010, more than 63 million printed books were distributed, and 38 thousand braille books were offered to visually impaired children. Three million books have already been sent to public libraries, civil society organizations, and schools. In 2022, the "Read for a Child" program distributed 2 million children's books free of charge. The donation was made exclusively to public schools and day care centers, community libraries, civil society organizations, and other public facilities aimed at guaranteeing the rights of children to six years-old, which shows our commitment to mobilize clients and non-clients to make a difference in Brazil.

We also evolved our employee value proposition by investing in diversity and inclusion programs throughout 2022. We promoted several hiring programs focusing on people with disabilities, or PWD, and the LGBT+ community, and bootcamps for minority groups of developers – PWD and trans. In 2022, we were recognized by the global consultancy Great Place to Work as Brazil's greatest place to work.

In 2022, we were ranked as the most valuable brand in Brazil, by the international brand consultancy Brand Finance. Also, according to the consultancy, Itaú Unibanco is considered the only Brazilian representative on the list of the 500 most valuable brands in the world. Itaú Unibanco gained 93 positions in the 2022, as compared to the 2021 report and has the 242nd most valuable brand on the planet. To compile the ranking, Brand Finance considers brand recognition, its importance and reputation in society.

b. revenues by segment and their share in the issuer's net revenues

Activities

Our segment information is based on reports used by senior management to assess the financial performance of our segments and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital by using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, by using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for investments abroad; and (v) IFRS adjustments. The table below presents our revenues per segment for the years ended December 31, 2022, 2021 and 2020.

(In R$ million)

	Year ended December 31		
	2022	2021	2020
Retail Banking	**90,509**	**75,443**	**72,680**
Financial margin(1)	54,881	43,042	41,818
Revenues from banking services	26,787	25,169	23,918
Income from insurance, private pension and capitalization operations before claim and selling expenses	8,841	7,232	6,944
Wholesale Banking	**49,229**	**38,228**	**32,187**
Financial margin(1)	34,701	24,005	19,883
Revenues from banking services	14,143	13,817	11,911
Income from insurance, private pension and capitalization operations before claim and selling expenses	385	406	393
Activities with the Market and Corporation	**2,983**	**11,930**	**9,918**
Financial margin(1)	2,979	11,099	8,394
Revenues from banking services	177	884	1,401
Income from insurance, private pension and capitalization operations before claim and selling expenses	(173)	(53)	123
IFRS adjustments	**2,136**	**773**	**(14,586)**
Total (2)	**144,857**	**126,374**	**100,199**
Financial margin(1)	87,211	75,209	50,053
Revenues from banking services	46,378	42,324	38,557
Capitalization operations before claim and selling expenses	5,938	5,354	4,488
Other revenues	5,330	3,487	7,101

(1) Includes interest and similar incarne and expenses of R$ 51,758, result of financial assets and liabilities at fair value through profit or loss of R$ 34,173 and foreign exchange results and exchange variations in foreign transactions of R$ 1,280.

(2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of incarne and expenses between related parties.

We operate mainly in Brazil and do not detail our revenues by geographic market within the country. Our revenues are derived from financial intermediation revenues before loan losses, revenues from services and insurance premiums, and income from pension plan and capitalization operations; these revenues are presented separating those earned in Brazil and those earned abroad. The information in the table below presents the revenues referring to the years ending December 31, 2022, 2021 and 2020 after eliminations on consolidation.

Revenues from operations in Brazil and abroad	For the Year Ended December 31,			Variation			
	2022	2021[3]	2020[3]	2022 - 2021		2021 - 2020[3]	
	(In millions of R$, except percentages)						
Income related to financial operations [1,2]	**225,726**	**144,514**	**123,611**	**81,212**	**56.1%**	**20,903**	**16.9%**
Brazil	174,118	117,094	104,364	57,024	48.6%	12,730	12.1%
Abroad	51,608	27,420	19,247	24,188	88.2%	8,173	42.4%
Commissions and Banking Fees	**46,378**	**42,324**	**38,557**	**4,054**	**9.5%**	**3,767**	**9.7%**
Brazil	31,928	37,744	34,624	(5,816)	(15.4)%	3,120	9.0%
Abroad	14,450	4,580	3,933	9,870	215.5%	647	16.4%
Income from insurance and private pension operations before claim and selling expenses	**5,938**	**5,354**	**4,488**	**584**	**10.9%**	**866**	**19.2%**
Brazil	5,093	5,332	4,488	(239)	(4.4)%	844	18.8%
Abroad	845	22	-	823	3,740.9%	22	-

1) Includes interest and similar income, income of financial assets and liabilities at fair value through profit or loss, foreign exchange results, and exchange variation on transactions abroad.
2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or greater of its revenues.
3) The numbers have been reclassified to improve disclosure.

c. income or loss arising from the segment and its share in the issuer's net income

The following is a summary of the results of our operating segments, where the total may not represent the sum of the parts because inter-segment transactions have been eliminated only in the consolidated.

In Millions of R$

	01/01 to 12/31/2022					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated[3]
Operating revenues	**90,509**	**49,229**	**2,983**	**142,721**	**2,136**	**144,857**
Interest margin [1]	54,881	34,701	2,979	92,561	(5,350)	87,211
Revenues from banking services and bank charges	26,787	14,143	177	41,107	5,271	46,378
Income from insurance and private pension operations before claim and selling expenses	8,841	385	(173)	9,053	(3,115)	5,938
Other revenues	-	-	-	-	5,330	5,330
Cost of Credit	**(29,908)**	**(2,392)**	**-**	**(32,300)**	**4,563**	**(27,737)**
Claims	**(1,538)**	**(11)**	**-**	**(1,549)**	**(1)**	**(1,550)**
Operating margin	**59,063**	**46,826**	**2,983**	**108,872**	**6,698**	**115,570**
Other operating income / (expenses)	**(43,512)**	**(19,482)**	**(374)**	**(63,368)**	**(14,669)**	**(78,037)**
Non-interest expenses [2]	(37,302)	(17,019)	(312)	(54,633)	(14,531)	(69,164)
Tax expenses for ISS, PIS and COFINS and Other	(6,210)	(2,463)	(62)	(8,735)	(810)	(9,545)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	672	672
Income before income tax and social contribution	**15,551**	**27,344**	**2,609**	**45,504**	**(7,971)**	**37,533**
Income tax and social contribution	(4,594)	(9,076)	(14)	(13,684)	6,888	(6,796)
Non-controlling interests	45	(825)	(254)	(1,034)	(1)	(1,035)
Net income	**11,002**	**17,443**	**2,341**	**30,786**	**(1,084)**	**29,702**

1) Includes interest and similar income and expenses of R$ 51,758, result of financial assets and liabilities at fair value through profit or loss of R$ 34,173 and foreign exchange results and exchange variations in foreign transactions of R$ 1,280.
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,750).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

In Millions of R$

	01/01 to 12/31/2021					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated[3]
Operating revenues	**75,443**	**38,228**	**11,930**	**125,601**	**773**	**126,374**
Interest margin [1]	43,042	24,005	11,099	78,146	(2,937)	75,209
Commissions and Banking Fees	25,169	13,817	884	39,870	2,454	42,324
Income from insurance and private pension operations before claim and selling expenses	7,232	406	(53)	7,585	(2,231)	5,354
Other revenues	-	-	-	-	3,487	3,487
Cost of Credit	**(18,278)**	**(1,956)**	**-**	**(20,234)**	**7,455**	**(12,779)**
Claims	**(1,591)**	**(9)**	**-**	**(1,600)**	**-**	**(1,600)**
Operating margin	**55,574**	**36,263**	**11,930**	**103,767**	**8,228**	**111,995**
Other operating income / (expenses)	**(40,116)**	**(17,743)**	**(1,055)**	**(58,914)**	**(10,850)**	**(69,764)**
Non-interest expenses [2]	(35,031)	(15,699)	(478)	(51,208)	(11,341)	(62,549)
Tax expenses for ISS, PIS and COFINS and Other	(5,085)	(2,044)	(577)	(7,706)	(673)	(8,379)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,164	1,164
Income before income tax and social contribution	**15,458**	**18,520**	**10,875**	**44,853**	**(2,622)**	**42,231**
Income tax and social contribution	(5,593)	(6,799)	(3,997)	(16,389)	2,542	(13,847)
Non-controlling interests	(330)	(591)	(664)	(1,585)	(39)	(1,624)
Net income	**9,535**	**11,130**	**6,214**	**26,879**	**(119)**	**26,760**

1) Includes interest and similar income and expenses of R$ 59,948, result of financial assets and liabilities at fair value through profit or loss of R$ 16,678 and foreign exchange results and exchange variations in foreign transactions of R$ (1,417).
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,548).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

In Millions of R$

	01/01 to 12/31/2020					
	Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (3)
Operating revenues	**72,680**	**32,187**	**9,918**	**114,785**	**(14,586)**	**100,199**
Interest margin (1)	41,818	19,883	8,394	70,095	(20,042)	50,053
Revenues from banking services and bank charges	23,918	11,911	1,401	37,230	1,327	38,557
Income from insurance and private pension operations before claim and selling expenses	6,944	393	123	7,460	(2,972)	4,488
Other revenues	-	-	-	-	7,101	7,101
Cost of Credit	**(21,247)**	**(8,968)**	**6**	**(30,209)**	**5,583**	(24,626)
Claims	**(1,345)**	**(8)**	**-**	**(1,353)**	**(1)**	(1,354)
Operating margin	**50,088**	**23,211**	**9,924**	**83,223**	**(9,004)**	74,219
Other operating income / (expenses)	**(40,221)**	**(16,133)**	**(650)**	**(57,004)**	**(11,985)**	**(68,989)**
Non-interest expenses (2)	(35,310)	(14,592)	(287)	(50,189)	(14,018)	(64,207)
Tax expenses for ISS, PIS and COFINS and Other	(4,911)	(1,541)	(363)	(6,815)	634	(6,181)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,399	1,399
Income before income tax and social contribution	**9,867**	**7,078**	**9,274**	**26,219**	**(20,989)**	**5,230**
Income tax and social contribution	(3,071)	(1,893)	(3,099)	(8,063)	17,897	9,834
Non-controlling interests	(175)	601	(46)	380	3,452	3,832
Net income	**6,621**	**5,786**	**6,129**	**18,536**	**360**	**18,896**

1) Includes interest and similar income and expenses of R$ 40,811, result of financial assets and liabilities at fair value through profit or loss of R$ 6,553 and foreign exchange results and exchange variations in foreign transactions of R$ 2,689.
2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (5,064).
3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

1.4 With respect to the products and services that correspond to the operating segments disclosed in item 1.3, describe:

a. the characteristics of the production process

There is not.

b. the characteristics of the distribution process

There is not.

c. the characteristics of the markets in which it operates, in particular:

i. share in each of the markets

Title	Product/Service	Market Position	Additional Information and Main Competitors	Source
Itaú Personnalité (banking services and products for high-income individuals)	Retail Banking (including Itaú Personnalité)	As of December 31, 2022, our Retail Business segment reached a market share of 12.5% based on total outstanding loan balance in reais. As of December 31, 2022, we were ranked the first largest privately-owned bank in this segment in Brazil.	Also according to the Central Bank and publicly available information, our main competitors are Caixa Economica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil).	Itaú Unibanco Holding and Banco Central.
Credit Cards	Credit Cards	We are the leaders in terms of transaction purchase volume of cards in Brazil, with a 27.5% market share in December 2022.	Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years an increasing number of small and new digital competitors has entered this market, among which are Nubank, Banco Inter and Banco Original.	Itaú Unibanco Holding and ABECS.

Payroll Deducted Loans	Payroll Deducted Loans	As of December 31, 2022, our market share in terms of payroll deducted loans represented 12.5%, the fourth largest company in this segment in Brazil.	Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil).	Itaú Unibanco Holding and Banco Central.
Mortgage Loans	Financing and mortgage lending	From January 1 to December 31, 2022, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 24.1% market share.	Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil.	Itaú Unibanco Holding and ABECIP (Associação Brasileira das Entidades de Crédito) Imobiliário e Poupança).
Merchant Acquiring	Merchant Acquiring	In the nine-month period ended December 31, 2022, we were the second largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 34.0%.	Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintech, contributed to an increase in competition in the segment. Among non-traditional players, we highlight PagSeguro and Stone.	Itaú Unibanco Holding and ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços).
Private Pension Plans	Private Pension Plans	As of December 2022, our balance of provisions represented 19.0% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Taking into account plans of individuals, our market share reached 18.3%, positioning us as the second largest private bank in terms of balance of provisions.	Our main competitors in private pension plan products are controlled by large commercial banks, such as Banco Bradesco and Banco do Brasil, which, like us, take advantage of their branch network to gain access to the retail market. Other players, such as XP and Icatu, have reached relevant amount of pension plans. Together, both had a market share of 8.0% by the end of 2022.	FENAPREVI (Saldo de provisões – Planos de Previdência para Pessoas Físicas e Jurídicas).
Vehicles	Vehicles	As of December 31, 2022, we were the fourth largest Brazilian bank in the vehicle financing to individuals, representing a market share of 12.2%.	Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco.	Itaú Unibanco Holding and Banco Central.
Insurance	Insurance	Taking into account our 30% equity interest in Porto Seguro S.A., in 2022, we were the fourth largest insurance provider in Brazil in terms of premium	Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil)	SUSEP.

		amounts received, representing a market share of 10.4%, excluding VGBL (an insurance structured as a pension plan). Taking into account only our recurring insurance activities, our market share reached 11.1% in 2022.	and Banco do Brasil which, like us, take advantage of their branch network to gain access to the clients. Despite the high concentration of Brazilian banks in the in-severance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive.	
Premium Bonds (títulos de capitalização, or capitalization plans)	Capitalization	As of December 31, 2022, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 11.1%.	Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market.	SUSEP.
Consórcio Products	Revenues from consortium services	In the nine-month period ended December 31, 2022, we had a market share of 9.1% in total consórcio services fees. Taking only banks into account, we are the fourth largest provider of consórcio products in Brazil, in terms of fees collected.	Our main competitors from the financial services under in the Brazilian consórcio market are Bradesco Consortium and BB Consortium.	Banco Central.
Investment Banking	Investment Banking	As of December 31, 2022, Itaú BBA was the second largest investment bank in advisory of mergers and acquisitions and equity deals in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in debt capital markets transactions in the Brazilian market.	In the investment banking division, Itau BBA's main competitors include Santander, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil), JP Morgan S.A. (Brazil), Bradesco BBI and BTG Pactual S.A.	Dealogic Ltd. (Dealogic) and ANBIMA
Asset Management	Asset Management	As of December 31, 2022, we were the second asset manager in Brazil (disregarding Kinea) in terms of assets value under management, representing a market share of 11.3%.	According to ANBIMA, the asset management industry in Brazil held assets totaling R$7,408 billion as of December 2022. The competition is concentrated among large and well-established retail banks. Our main competitors are Banco do Brasil, Banco Bradesco and Caixa Econômica Federal.	ANBIMA.

Investment Services	Local Custody	According to ANBIMA, as of December 31, 2022, Itaú Unibanco (including Intrag Distribuidora de Titulos e Valores Mobiliarios Ltda., or Intrag, which offers investment services to third party asset management firms) were the second largest player in the Brazilian fiduciary services business in term of total assets under administration with R$1.3 trillion, representing a market share of 18.2%. The same source also indicates that, as of December 31, 2022, we were the second largest player in the custody market in terms of total assets under custody with R$1.7 trillion, representing a market share of 17.5%. As of December 31, 2022, we were the leader in the corporate solutions business, acting as agent and register provider to 230 companies listed on B3, which represents 59.7% of companies listed on that stock exchange. Moreover, we were the second largest transfer agent, with 443 debentures offerings in the Brazilian market, representing 25.2% of the debentures market in Brazil. According to ANBIMA and B3, as of December 31, 2022, we were the second largest player in the Brazilian custody and fiduciary services business in term of total assets under custody in Brazilian reais, representing a market share of 20.9%.	Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A.	Itaú Unibanco Holding, ANBIMA and B3.
	International Custody	As of December 31, 2022, we were the fourth largest player in the international custody and fiduciary services market in terms of total assets under custody in Brazilian reais, representing a market share of 5.1%. As of December 31, 2022, we were the leader in the corporate solutions business, acting as agent and register provider to 230	According to ANBIMA, the international custody services in Brazil totaled R$2,047 billion of assets as of December 2022 and our main competitors are Banco Citibank S.A., JP Morgan's Securities Services and Banco Bradesco S.A. For our corporate solutions business, our main competitor in the equity	

		companies listed on B3, which represents 59.7% of companies listed on that stock exchange. Moreover, we were the second largest transfer agent, with 443 debentures offerings in the Brazilian market, representing 25.2% of the debentures market in Brazil.	market and debentures is Banco Bradesco S.A.	
Itaú Corretora (Securities Brokerage)	Retail Brokerage Services	We were the fifth provider of retail brokerage services in terms of by equity trading volume in 2022.	Our main competitors in this division are XP Investimentos, Ágora Corretora de Títulos e Valores Mobiliários S.A., Rico Corretora de Títulos e Valores Mobiliários S.A., Nu Invest Título Corretora de Valores S.A., BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A.	DATAWISE, a system provided by B3.
Banco Itaú Argentina	Total loan portfolio	As of December 31, 2022, we were the 16th largest bank in Argentina in terms of total outstanding loans in Argentine pesos, the 11th considering only privately-owned banks, representing a market share of 2.1%.	Our main competitors in Argentina are Banco Santander Río, Banco de Galicia y Buenos Aires, BBVA Banco Argentina, Banco Macro, HSBC, Industrial, Patagonia, Supervielle and Credicoop.	Central Bank of Argentina.
Banco Itaú Chile (formerly named Itaú CorpBanca)	Total credit portfolio (includes only private banks)	As of December 31, 2022, our market share was 11.4% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only).	Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones.	Comissão do Mercado Financeiro do Chile (CMF).
Banco Itaú Paraguay	Total credit portfolio (includes only private banks)	As of December 31, 2022, we were the second largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 14%.	Our main competitors in Paraguay are Banco Continental, Banco Regional, Sudameris and BBVA Paraguay.	Central Bank of Paraguay.

Banco Itaú Uruguay	Total credit portfolio (includes only private banks)	As of December 31, 2022, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguay pesos, representing a market share of 27.7%.	Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay.	Central Bank of Uruguay.

ii. state of competition in the markets

Competition

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of December 31, 2022, there were 138 conglomerates, commercial banks and multiple-service banks, development banks and Caixa Econômica Federal, among a total of 1,285 institutions in Brazil.

We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2022, these three banks accounted for 37.4% of the Brazilian banking sector's total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of December 31, 2022, Banco do Brasil S.A., Caixa Econômica Federal, and Banco Nacional de Desenvolvimento Econômico e Social (BNDES) accounted for 32.8% of the banking system's total assets.

The following table sets for the total assets of the 10 main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector:

In Millions of R$ on December 31

Position	Banks of total assets [1]	Control Type	2022	% of Total
1st	Itaú Unibanco Holding S.A.	privately-owned	2,264.7	17.3
2nd	Banco do Brasil S.A.[2]	state-owned	2,011.0	15.4
3rd	Caixa Econômica Federal	state-owned	1,585.9	12.1
4th	Banco Bradesco S.A.	privately-owned	1,538.5	11.8
5th	Banco Santander Brasil S.A.	privately-owned	1,076.8	8.2
6th	Banco Nacional de Desenvolvimento Econômico e Social	state-owned	681.2	5.2
7th	Banco BTG Pactual S.A.	privately-owned	441.4	3.4
8th	Banco Safra S.A.	privately-owned	252.4	1.9
9th	Banco Citibank S.A.	privately-owned	169.8	1.3
10th	Banco Cooperativo Sicredi S.A	privately-owned	150.4	1.2
n.a.	Others	n.a	2,888.7	22.2
	Total [3]		**13,060.8**	**100.0**

1) Based on Banking Services, except insurance and pension funds
2) Includes the consolidation of 50.0% do Banco Votorantim S.A based on Banco do Brasil's shareholding stake and excludes these 50.0% of National Financial System.
3) Excludes Payments Institutions.

In general, technology-driven competitors act in specific business lines such as credit cards (e.g Nubank), investment services (e.g XP Investimentos), acquiring services (e.g StoneCo, Pagseguro), banking services (e.g Banco Inter, BTG Pactual), among others. Although many of our non-traditional competitors are still in the early stages of development, in order to become more resilient, they have gradually increased the number of products and services offered.

The awareness that even companies outside of the financial industry could develop advanced technologies to provide financial services, keeps larger institutions in a state of constant alert to disrupt businesses. As technology advances rapidly and clients' preferences and expectations change, boosted by innovations introduced by the new competition, traditional competitors are also changing and redesigning their products, distribution, and communication channels.

d. possible seasonality

Our business is not significantly affected by seasonality.

e. main inputs and raw materials, stating:

i. description of relationships with suppliers, including whether they are subject to government control or regulation, indicating bodies and applicable legislation

The procurement of goods and services in our supply chain is carried out in a centralized way by the Procurement department, with the involvement of the procuring and legal and other back-office departments. However, there are

categories where commercial and contractual negotiation stages are assigned to their technical managers. Other procurement stages are carried out in a centralized way by the Procurement department, ensuring the administrative assessment of suppliers and that signed contracts are registered in the management system.

We have a structured supplier assessment process aimed at mitigating risks in the supply chain. This process starts with the supplier accessing the website www.itau.com.br/fornecedores to register in the institutional system where the Code of Ethics, Supplier Relationship Code, Sustainability Policy and Minimum Information Security Requirements are published for awareness and acknowledgment purposes. After registering in our system, the supplier goes under an administrative approval process, consisting of an analysis of the supplier's adherence to environmental and social responsibility practices, as well as compliance with business obligations and compliance with fiscal, tax and labor legislations.

This process is based on three risk analysis pillars and includes a specific view based on the risks associated with the type of the products or services supplied.

Reputational/Regulatory: analysis of the image risks and compliance with current legislation;

Financial: analysis of risks associated with the supplier's financial health; and

Labor: analysis of risks associated with the supplier's compliance with labor obligations.

In addition to this administrative assessment, in accordance with established internal criteria, suppliers go under a technical approval stage aimed at reviewing the supplier technical information and its products and services, identifying whether its offers are in line with the institution's needs and requirements. For suppliers that support the bank's critical operations, the procurement of products and services is assessed and addressed separately.

Suppliers will be eligible to take part in procurement processes if first approved in the aforementioned analyses.

After being engaged, the relationship with suppliers must be efficient, ethical and respectful over the term of the contract. For this purpose, Itaú Unibanco has its business relations formalized in accordance with internal procedures and legal requirements. While the contract is in force, the parties must comply with and ensure adherence to contractual clauses, performance and quality of the services engaged.

Approved suppliers are periodically monitored for the same risks reviewed in the approval process so that we can check the initial condition assessed. In the event we identify any material facts at any time, such Supplier may be barred from new contracts and ultimately have their contracts terminated.

As a member of the National Financial System, our operations are regulated and follow the guidelines issued by regulation, self-regulation and inspection bodies, such as the Central Bank of Brazil (BACEN), National Monetary Council (CMN), Brazilian Securities and Exchange Commission (CVM), Superintendency of Private Insurance (SUSEP), and the Ministry of Labor.

ii - any dependence on a few suppliers

The search for suppliers to the Bank should be an ongoing and regular activity, seeking to strengthen the supplier base, ensure competition, better prices and opportunities, and overcome critical supply issues. The persons in charge of procuring or contracting out services in the Bank should always encourage free competition and carry out procurement processes involving at least two suppliers, whenever possible. Possible dependence may arise as a result of a supplier providing services on an exclusive basis.

iii - any volatility in the prices of suppliers

Price volatility related to supplier agreements is affected by macroeconomic parameters such as interest and foreign exchange rates, equities, commodities, and indexes (e.g., inflation).

1.5. Identify whether there are clients responsible for more than 10% of the issuer's net revenues, stating:

a. total amount of revenues arising from the client

No clients account for more than 10% of the Issuer's revenue.

b. operating segments affected by the revenue arising from the client

The table below shows the concentration of loan and lease operations:

(In R$ million)

	December 31,		
By concentration	2022	2021	2020
Largest debtor	5,916	6,414	7,243
10 largest debtors	33,265	33,694	37,863
20 largest debtors	50,714	49,541	54,812
50 largest debtors	85,427	79,403	83,438
100 largest debtors	118,015	111,116	112,333

1.6 Describe the material effects of state regulation on the issuer's activities, specifically commenting on:

a. the need for government authorization for the performance of activities and the history of the Issuer's relationship with the public authorities in obtaining such permits

To exercise its activities, the Issuer depends on prior authorization from the Central Bank.

Founded on September 9, 1943 under the name Banco da Metrópole de São Paulo S.A., registered with the Board of Trade of the State of São Paulo (JUCESP) under No. 20,683 on May 22, 1944, the Issuer was authorized to operate as a financial institution on July 24, 1944. However, its history goes back to the history of Itaú and Unibanco. On September 27, 1924 the banking section of Casa Moreira Salles started operating, which later became Banco Moreira Salles. The institution, which would become the protagonist of a continuous process of mergers and acquisitions, in 1975 adopted the name Unibanco. In the Itaú group, the origins date back to 1944, when members of the Egydio de Souza Aranha family founded Banco Federal de Crédito S.A. in São Paulo, today Itaú Unibanco S.A.

In relation to the capital market, the Issuer's shares were admitted for trading on B3 - Brasil, Bolsa, Balcão ("B3") in March 2003 to replace the shares of the institution that is now Itaú Unibanco S.A., which were admitted for trading on B3 (then the Official Stock Exchange of São Paulo) on October 20, 1944.

Supervision and Regulation

We are subject to regulation by, and supervision of, several entities, in the countries and for the segments in which we operate. These supervisory activities are critical to the structure of our business and directly impact our growth strategies.

Principal Banking Regulatory Agencies in Brazil:

CMN

The CMN, the highest authority of the Brazilian financial system, is the regulatory agency responsible for establishing currency and credit policies to guarantee stability and social and economic development. Its main purpose is to disclose the general rules for the operation of the entire financial system. The CMN also oversees the activities of the Central Bank and the CVM.

Central Bank

The Central Bank is an autonomous authority responsible for implementing the policies of the CMN as they relate to monetary policy and exchange control matters, regulating and supervising Brazilian financial institutions of the public and private sectors, controlling and monitoring the flow of foreign currency to and from Brazil and overseeing the Brazilian financial markets.

The Central Bank supervises financial institutions by:

· setting minimum capital requirements, compulsory deposit requirements and operational limits;

· authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

· authorizing changes in shareholder control of financial institutions;

· requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and

· requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

The president and officers of the Central Bank shall be appointed by the president of Brazil (with the Brazilian Senate's approval of their names) for non-coinciding fixed mandates of four years, which partially overlap the presidential mandate. The resignation of the Central Bank's president and officers will only occur in justified cases and upon approval by an absolute majority of the Brazilian Senate.

CVM

The CVM is the body responsible for overseeing, standardizing, regulating and developing the Brazilian securities market in accordance with the general regulatory framework determined by the CMN. The CVM also regulates companies whose securities are traded on the Brazilian securities markets, as well as investment funds, investors, financial agents, such as custodians of instruments and securities, asset managers, independent auditors, consultants, as well as instruments and securities analysts.

CNSP

The Brazilian National Council of Private Insurance (Conselho Nacional de Seguros Privados), or CNSP, is the agency responsible mainly for establishing the guidelines and directives for private insurance, premium bond, capitalization and reinsurance companies, and open private pension entities.

SUSEP

The Superintendence of Private Insurance (Superintendência de Seguros Privados), or SUSEP, is an autarchy linked to the ministry of finance of Brazil, responsible for regulating and supervising the insurance, open private pension funds, capitalization and reinsurance markets in Brazil and their participants.

ANS

The National Agency of Supplemental Health (Agência Nacional de Saúde Suplementar), or ANS, is responsible for regulating and supervising the health insurance market in Brazil and its participants.

Our main operations outside of Brazil are subject to oversight by local regulatory authorities in South America (Argentina, Colombia, Chile, Uruguay and Paraguay), Europe (the United Kingdom, Portugal and Switzerland), Central America (Panama), the Caribbean (Bahamas and The Cayman Islands), and North America (United States).

Principal Limitations and Obligations of Financial Institutions

Under the Banking Law, financial institutions may not:

• operate in Brazil without the prior approval of the Central Bank;

• hold direct or indirect equity interests in any company located in Brazil or abroad registered without prior approval of the Central Bank, unless the equity interest is held through the investment banking unit of a multiple-service bank or through an investment bank;

• own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank;

• grant credit transactions to certain related individuals and legal entities;

• hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of its adjusted regulatory capital;

• grant loans or advances, and guarantees, including derivative transactions, underwrite or hold in their investment portfolio, securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank, currently set at more than 25% of the financial institution's regulatory capital.

In addition, pursuant to the Banking Law, financial institutions are required, among others, to:

• deposit a portion of the deposits received from clients with the Central Bank (compulsory reserve requirements);

• maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by the Basel Committee and implemented by the Central Bank;

• prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios; and

• create, regarding financial guarantees, specific accounting procedures for the assessment and registration of passive provisions.

Regulations on ESG requirements applicable to financial institutions

Financial institutions are required by CMN Resolution No. 4,945/2021 to have a responsibility policy, named the Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática), or PRSAC, which must guide the institutions' social, environmental and climate actions in conducting their businesses, activities and relationship with their customers and other users of their products and services, as well as suppliers and investors. The responsibility policy must also guide the financial institution's relationship with its personnel and with any others affected by the financial institution's activities. The PRSAC shall take into account the impacts, strategic goals and business opportunities for the financial institutions in connection with social, environmental and climate aspects. The financial institutions must also implement actions aimed at the PRSAC's effectiveness.

CMN issued Resolution No. 4,943/2021, which amended CMN Resolution No. 4,557/2017 with the purpose of highlighting and distinguishing social, environmental and climate risks, as necessary for the identification, measurement, evaluation, monitoring, reporting, control and mitigation in connection with the risk management structure of financial institutions. The new rule provides for specific definitions to such risks, using new and modern concepts, such as the inclusion of the two main components of climate risks – physical and of transition – already recognized by international ESG standards. The amended rule also deals with the identification and monitoring of social, environmental and climate risks incurred by financial institutions, resulting not only from their products, services and activities, but also from the activities performed by their counterparties, controlled entities, suppliers and outsourced service providers.

The Central Bank issued Resolution No. 139/2021, regulating the preparation of a Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas, or the GRSAC Report) by financial institutions classified in segments S1 (such as us), S2, S3 and S4. This new rule seeks to contemplate the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) at the national regulatory level. Additionally, the GRSAC Report must contain information regarding the following topics associated with social, environmental and climate risks: governance of risk management; actual and potential impacts of risks in the strategies adopted by the Institution in their business and risk and capital management; and risk management processes. The GRSAC Report must be published annually with the base date of December 31, within a maximum period of 90 days from December 31, and must be made available on the financial institutions' websites for a period of five years. The standards for the GRSAC Report are established by Central Bank Instruction No. 153/2021.

The Central Bank also published Resolution No. 151/2021, which regulates the remittance of information regarding social, environmental, and climate risks addressed in CMN Resolutions Nos. 4, 557/2017 and 4,945/2021 to the Central Bank by authorized institutions. The rule applies to institutions classified in segments S1 (such as us), S2, S3, or S4; and the information that must be sent to the Central Bank is related to the assessment of social, environmental and climate risks related to their exposures in credit and securities transactions, as well as those of the respective debtors under these transactions. The information to be remitted includes identification, economic sector, risk aggravating and mitigating factors, appraisal of social, environmental and climactic risks, among others.

The Brazilian Private Insurance Authority (Superintendência de Seguros Privados – SUSEP) published Circular No. 666/2022, which provides for sustainability requirements to be observed by insurance companies, open pension plan entities, capitalization companies and local reinsurers. The supervised entities must implement environmental, social and climate risk management, as well as sustainability policies and reports, in line with the resolutions published by the Central Bank, as highlighted above. Further, CVM Resolution No. 80/2022, amended by CVM Resolution No. 59/2021 (as re-published by CVM Resolution No. 87/2022), provides instructions and requirements regarding aspects of social, environmental and climate risk that must be observed by publicly traded companies in Brazil.

In addition, we continuously improve our climate strategy. Since 2017 we align our public reports to the Task Force on Climate Related Financial Disclosures (TCFD) recommendations and seek to implement best practices on climate related Governance, Strategy, Risk Management and Metrics and Targets. We are committed to achieve net zero emissions by 2050 in line with the Net Zero Banking Alliance guidelines and, since 2021 we report our financed emissions based on the Partnership for Carbon Accounting Financials (PCAF). In 2022 we created the Cubo ESG, aiming at supporting our clients to overcome their decarbonization challenges through stimulating

innovation for net zero. We are also further advancing in our commitment to invest R$400 billion in positive impact sectors by 2025, as of December 2022, we had achieved R$266 billion (66% of the target). Itaú also partners with the financial industry to accelerate the climate transition through working groups such as the Brazilian Federation of Banks' Climate Change Squad, the Brazilian Business Council for Sustainable Development and the United Nations Environmental Programme and through commitments such as the Amazon Rainforest Plan, the Principles for Responsible Banking and the NZBA itself.

Basel III Framework.

On December 16, 2010, the Basel Committee issued its Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework increased the minimum capital requirements, created new conservation and countercyclical buffers, changed risk-based capital measures, and introduced a new leverage limit and new liquidity standards in comparison to the former framework. The rules were phased in gradually and were fully implemented by January 1, 2019.

The Basel III framework requires banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition to the minimum capital requirements, Basel III requires a "capital conservation buffer" of 2.5% and each national regulator is given discretion to institute a "countercyclical buffer" if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduced a new leverage ratio, defined as Tier 1 Capital divided by the bank's total risk weighted exposure.

Furthermore, Basel III implemented a liquidity coverage ratio, or LCR, which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a net stable funding ratio, or NSFR, which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks' assets, as well as the potential for contingent liquidity needs arising from off- balance sheet commitments over a one-year period.

Additional requirements apply to additional common equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks. To be included in Additional Tier 1 Capital or Tier 2 Capital, an instrument must contain a provision that requires that, at the discretion of the relevant authority, such instrument be either written-off or converted into common shares upon a "trigger event". A "trigger event" is the decision of a competent authority pursuant to which, for a bank to remain a feasible financial institution, it is necessary (i) to write-off an instrument, or (ii) to inject government funds, or equivalent support, into such bank, whichever occurs first. The requirements are applicable to all instruments issued after January 1, 2013 and those instruments qualified as capital issued before that date that do not comply with these requirements will be phased out of banks' capital over a ten-year period, beginning on January 1, 2013.

Additional regulatory capital requirements apply to global systemically important banks, or G-SIBs. The Basel Committee's assessment methodology to determine which financial institutions are G-SIBs is based on indicators that reflect the following aspects of G-SIBs: (i) size; (ii) interconnectedness; (iii) substitutability/financial institution infrastructure; (iv) cross-jurisdictional activity; and (v) complexity. Each of these factors receives an equal weight of 20.0% in the assessment. However, no additional principal capital of systemic importance has been established since Brazilian banks fit in the G-SIB criteria. The latest list of G-SIBs issued on, November 21, 2022 by the Financial Stability Board.

The Basel Committee has also issued a framework for the regulation of domestic systemically important banks, or D-SIBs, which supplements the G-SIBs framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country.

Implementation of Basel III in Brazil

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,955/2021 and No. 4,958/2021. Brazilian banks' minimum total capital ratio is calculated as the sum of two components: Regulatory Capital ("Patrimônio de Referência"); and Additional Core Capital ("Adicional de Capital Principal"), both aligned to the guidelines of the Basel III framework.

Brazilian banks' Regulatory Capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is divided into two elements: Common Equity Tier 1 Capital (common equity capital and profit reserves after adjustments, or Capital Principal) and Additional Tier 1 Capital (subordinated debt and equity instruments authorized by the Central Bank, or Capital Complementar).

In order to qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a "trigger event". A "trigger event" is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a special administration regime (Regime de Administração Especial Temporária, the "RAET") or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market.

The Additional Core Capital requirement is subdivided into three elements: the capital conservation buffer (Adicional de Conservação de Capital Principal), the countercyclical capital buffer (Adicional Contracíclico de Capital Principal) and the additional principal capital of systemic importance (Adicional de Capital Principal Sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The additional principal capital of systemic importance seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the Additional Core Capital requirement, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on equity to stockholders; (iii) pay the instrument's interest and (iv) repurchase its own shares and effect reductions in its share capital. We are considered a domestic systemically important financial institution, hence having to fulfill the 1% Additional Core Capital for additional principal capital of systemic importance (Adicional de Capital Principal Sistêmico). The Central Bank's implementation of the capital adequacy requirements under Basel III was phased-in from 2013 to 2019. In 2020, in response to the economic crisis related to the COVID-19 pandemic, the CMN temporarily eased the capital conservation buffer, which returned to fully levels in April 2022.

Also, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis.

The following table sets forth the minimum capital ratios and liquidity coverage ratio requirements under Basel III implemented by the Central Bank, as applicable to us on December 31, 2022. The figures presented below refer to the percentage of our risk-weighted assets:

Basel III Requirements

	2022
Common Equity Tier I	4.5%
Tier I	6.0%
Total Capital	**8.0%**
Additional Capital Buffers (ACP)	**3.5%**
conservation [1]	2.5%
countercyclical[2]	0.0%
systemic	1.0%
Common Equity Tier I + ACP	**8.0%**
Total Capital + ACP	**11.5%**
Prudential adjustments deductions	**100%**

1) For purposes of calculating the Conservation capital buffer, CMN Resolution 4,958 establishes, for defined periods, percentages to be applied to the RWA value with gradual increase until April/22, when it reached 2.5%

2) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion, and currently is set to zero (BACEN Communication No. 39,425/22). Should the requirement increase, the new percentage takes effect twelve months after the announcement.

Limit to be observed

	2022[1]
Liquidity Coverage Ratio (LCR)	100%

1) Minimum requirement vlid from 1 January, 2019 onwards.

Since October 1, 2015, banks are required to prepare public disclosures of their leverage ratios ("Razão de Alavancagem") or LR on a quarterly basis. In November 2017, the CMN established the minimum limit for the Net Stable Funding Ratio ("Índice de Liquidez de Longo Prazo"), or NSFR, and the LR to be observed by certain Brazilian financial institutions, including those classified as Segment 1 pursuant to CMN regulation, such as us. For more information on the terms for compliance with such requirements, see "Segmentation for the proportional application of the prudential regulation".

The NSFR corresponds to the ratio between the Available Stable Funds ("Recursos Estáveis Disponíveis"), or ASF, and the Required Stable Funds ("Recursos Estáveis Requeridos"), or RSF, of the financial institution. This rule for NSFR, which came into effect on October 1, 2018, determines that the minimum limit for the NSFR for Segment 1 financial institutions is 100%. The LR, which calculation methodology was established by the Central Bank in 2015, consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital and the total exposure of the financial institution ascertained as established by the applicable regulation. The LR rule enacted on December 19, 2017 came into effect on January 1, 2018 and determined the threshold of 3% as the minimum requirement for the LR for Segment 1 financial institutions, such as us.

CMN regulation also defines the entities that compose the regulatory conglomerate ("conglomerado prudencial") of Brazilian financial institutions and establishes the requirement that a financial institution prepare and file with the Central Bank monthly consolidated financial statements at the regulatory conglomerate ("conglomerado prudencial") pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. Since January 1, 2015, minimum capital and ratio requirements apply at the regulatory conglomerate ("conglomerado prudencial").

Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of their transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. In February 2017, the CMN enacted a rule that unified and expanded Brazilian regulation on risk and capital management. Such regulation provides that risk management must be conducted through an integrated effort by the relevant entity and sets out different structures for risk and capital management, which are applicable for different risk profiles.

According to such regulation, capital management is defined as a process that includes: (i) monitoring and controlling the financial institution's capital; (ii) assessing capital needs in light of the risks to which the financial institution is subject; and (iii) setting goals and conducting capital planning in order to meet capital needs due to changes in market conditions. Financial institutions should publish a report describing the structure of their capital management at least on an annual basis. Disclosure and reporting of risk management matters, risk- weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called "Pillar 3" of regulatory capital recommended under Basel III, aimed at improving governance and disclosure.

Pillar 3 Report

Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. We are required to publish this report on a consolidated basis covering the following topics:

Prudential indicators and risk management;	comparison between accounting and prudential information;
capital composition;	macroprudential indicators;
leverage ratio (RA);	liquidity indicators;
credit risk;	counterparty credit risk (CCR);
securitization exposures;	market risk;
risk of interest rate fluctuation in instruments classified in the banking book (IRRBB);	remuneration of administrators.

The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed.

In addition to the rules issued in accordance with the criteria set forth in Basel III, in July, 2013, Law No. 12,838 was enacted, allowing the determination of deemed credit based on deferred tax assets arising from temporary differences resulting from allowances for loan losses, which, in practice, exempts financial institutions from deducting this type of credit from its core capital. The law also changes the rules for the issue of subordinated debt, requiring the inclusion of clauses for the suspension of the stipulated compensation and the extinction of the credit right or its conversion into shares, and conditions stockholders' remuneration to compliance with the prudential requirements established by the CMN.

Recovery Plans for Systematically Important Financial Institutions

On June 30, 2016, the CMN issued a rule providing stricter guidelines for recovery plans (Planos de Recuperação) for Brazil's systemically important financial institutions. The rule which incorporated recommendations from the Financial Stability Board, requires financial institutions to prepare recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of such institutions under stress scenarios.

The guidelines require, among other things, that subject financial institutions must identify their critical functions for the National Financial System (Sistema Financeiro Nacional) and their core business lines, monitor indicators and their critical levels, adopt stress-testing scenarios, predict recovery strategies, assess possible risks and barriers

related to the strategies and define clear and transparent governance procedures, as well as effective communication plans with key stakeholders. The rule provides for the submission of such recovery plans by December 31, annually.

More details on our recovery plan can be found at "https://www.itau.com.br/investor-relations", section "Results and Reports / Regulatory Reports / Pillar 3 / Risk and Capital Management – Pillar 3", which is not incorporated by reference into this annual report.

Segmentation for the Proportional Application of the Prudential Regulation

On January 30, 2017, the CMN issued a resolution establishing segmentation for financial institutions, financial institution groups and other institutions authorized to operate by the Central Bank for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. According to such resolution, out of the five possible segments, we are classified as Segment 1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution.

Risk Weighted Asset Calculation

The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of the risk weighted asset, or RWA, to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation, with updated rules available at "https://www.bcb.gov.br/estabilidadefinanceira/regulacao_prudencial_normas". According to CMN Resolution No. 4,958, of October 21, 2021, and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

• RWA = RWACPAD + RWACIRB + RWAMPAD + RWAMINT + RWAOPAD

• RWACPAD = portion related to exposures to credit risk, calculated using standardized approach;

• RWACIRB = portion related to concerning exposures to credit risk subject to the calculation of capital requirement through internal credit risk rating systems (IRB approaches);

• RWAMPAD = portion related to market risk exposures subject to the calculation of the capital requirement under the standardized approach;

• RWAMINT = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by Central Bank Circulars No. 3,646, of March 4, 2013, and No. 3,674, of October 31, 2013; and

• RWAOPAD= portion related to the operational risk capital requirement, calculated using standardized approach.

Other Applicable Laws and Regulations

Consolidated Enterprise Level (conglomerado prudencial)

CMN regulation defines the entities that, together, compose the regulatory conglomerate (conglomerado prudencial) of Brazilian financial institutions, such as us, and establishes the requirement that such a financial institution prepare and file with the Central Bank monthly consolidated financial statements for the regulatory conglomerate (conglomerado prudencial) pursuant to the parameters defined therein. Such financial statements should also be audited by external auditors on a semi-annual basis. Since January 1, 2015, minimum capital and ratio requirements apply to regulatory conglomerates ("conglomerado prudencial").

On May 29, 2020, the CMN issued Resolution No. 4,818, which requires financial institutions categorized as S1, S2 and S3 to publish IFRS as issued by the IASB financial statements. Such requirement came into effect on January 1, 2021.

Furthermore, on March 11, 2022, the Central Bank published Resolutions Nos. 197, 198, 199, 200, 201 and 202, a set of rules aimed at improving the prudential rules applicable to payment services. The new rules are the result of Public Consultation No. 78/2020 and, in general terms, extend to prudential conglomerates led by payment institutions the prudential requirements already applicable to conglomerates led by financial institutions.

According to the Central Bank, this extension has become necessary in view of the diversification and sophistication of activities carried out by payment institutions since the publication of the legal and regulatory framework for payment services, in 2013. Since then, certain payment institutions have constituted financial subsidiaries and started to assume new risks, without being required to have prudential requirements proportionate to these new risks. Thus, smaller institutions, which are exposed to lower risks, will have simplified prudential requirements, while larger institutions, which carry out activities subject to higher risks, will have comply with more sophisticated prudential requirements. As a result, the Central Bank expects that the new regulation will preserve the stimulus for the entry of new competitors in the payments segment, in order to increase competition in the financial and payments system, as well as stimulate greater financial inclusion.

In order to facilitate the application of the respective prudential frameworks, prudential conglomerates have been classified into three types. Pursuant to the new prudential framework, the concept of regulatory capital applicable to payment institutions has been modified to ensure a greater capacity to absorb unexpected losses. These new prudential regulations will be implemented gradually, starting from July 2023 (as per Central Bank Resolution No. 258, which delayed the entry into effect of these regulations from January 2023 to July 2023). This ensures sufficient time for institutions to adapt their internal controls and adjust their ownership structure.

New Accounting Criteria Applicable to Financial Instruments, Hedging and Leasing Agreements

On November 25, 2021 and December 16, 2021, the CMN issued Resolution No. 4,966/21 and Resolution No. 4,975/21, respectively. These rules establish, respectively, new accounting principles and criteria applicable to financial instruments, as well as to hedging and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank.

The rules intend to align the accounting criteria applicable to financial instruments and leasing agreements contracted by financial institutions and other entities supervised by the Central Bank with best international practices, including the IFRS 9 – Financial Instruments and IFRS 16 – Leases standards issued by the IASB.

CMN Resolution No. 4,966/21 and Resolution No. 4,975/21 will enter into effect on January 1, 2025, ensuring a transition period for the institutions subject to the changes.

Asset Composition Requirements

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50% of their adjusted net equity, calculated in accordance with the criteria established by the Central Bank.

In addition, we are legally prevented from granting loans or advances and guarantees, including derivative transactions, and from underwriting or holding in our investment portfolio securities of any clients or group of affiliated clients that, in the aggregate, exceeds the threshold determined by the Central Bank. On July 31, 2018, the CMN released a resolution in order to comply with the Basel III reforms, introducing a basis for calculating the exposure limits applicable to financial institutions classified as Segment 1, such as us, to their Tier 1 Regulatory Capital and increasing the scope of transactions that increase exposure to clients subject to the limit, including exposure from securities and derivatives held in our investment portfolio. The maximum exposure to any individual counterparty or group of connected counterparties of a Segment 1 financial institution is 25% of its Tier 1 Regulatory Capital, and to concentrated individual clients or a group of connected clients of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client means, for the purpose of the rule, any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital).

Banks must identify possible related counterparties, considering their economic interdependence in all cases where the sum of all exposures to one specific counterparty exceeds 5% of the eligible capital base. Two or more counterparties have an economic interdependence relationship whenever one is likely to be impacted financially if the other faces financial difficulties, including those related to funding, payment of obligations and insolvency. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the aforementioned requirements.

Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution's regulatory capital, as adjusted in accordance with Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to 30 times its regulatory capital. Within that limit, repurchase transactions involving private securities may not exceed five times the regulatory capital.

The regulation issued by the Central Bank with respect to the classification and valuation of securities and derivative financial instruments - including government securities - owned by financial institutions, based on the investment

strategy of the financial institution, determined that securities and derivatives are to be classified into three categories: (i) trading; (ii) available for sale; and (iii) held to maturity.

"Trading" and "available for sale" securities are to be marked-to-market with effects in income and equity, respectively Securities classified as "held to maturity" are recorded at amortized cost. Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet. Changes in the market value of derivatives are generally recognized in income with certain modifications, if these are designated as hedges and qualify for hedge accounting under the regulations issued by the Central Bank. Securities in the "held to maturity" portfolio may be hedged for accounting purposes according to Brazilian Central Bank regulation, but marked-to-market of derivatives treated as hedge instrument should not be taken into account.

Instant Payments

The Central Bank implemented an instant payment ecosystem in November 2020. The settlement of the system is centralized at the Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week, all days of the year, the ecosystem increased market competitiveness and efficiency; lowered costs; and enhanced customer experience.

Central Bank Resolution No. 1/20, or the PIX Regulation, came into effect on September 1st, 2020, and established the Instant Payment Arrangement, or PIX System, payment scheme, and approved its regulation.

Pursuant to Central Bank Resolution No. 1/2020, participation in the PIX System is mandatory for financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts, considering cash deposit accounts, savings deposit accounts and prepaid payment accounts. Participation in the PIX System is optional for financial institutions and payment agents that do not meet this threshold, for clearing houses and other providers of clearing services, and for the National Treasury Secretariat.

The PIX Regulation applies to all participants in the PIX System. According to the PIX Regulation, there are three participation types: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearing houses, that are the financial institutions and payment agents that (a) within the scope of the PIX System have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participants in the Central Bank's Instant Payments System (or SPI), and (c) do not meet the criteria of mandatory participation in the PIX System.

Further, on September 2, 2021, the Central Bank issued Resolutions Nos. 135 and 136, which regulate the offering of the PIX Withdrawal and PIX Change services by regulated institutions that participate in the PIX System. These features allow all the clients of any participating institution to make a withdrawal in cash at the points that offer the service. Merchants, shared ATM networks and PIX participants, through their own ATMs, may offer the service.

Still in 2021, the Central Bank issued Resolutions No. 142 and 147, improving security measures adopted by regulated and supervised institutions to prevent fraud in the provision of payment services, and the Resolution No. 177, regulating the applicable sanctions for the PIX participants, which may be (i) a fine; (ii) suspension; and (iii) exclusion from the PIX System, either applied jointly or individually.

At the end of 2022, the Central Bank issued new Resolutions that forbade the irregular issuance of a payment account and the offering of PIX features by agents that are not part of the arrangement, as well has limited the initiation of payment only by institutions connected to Open Finance.

Open Finance

The Central Bank announced the initial guidelines for open finance regulation in Brazil through Notice No. 33,455 on April 24, 2019. On November 28, 2019, the Central Bank launched Public Consultation No. 73/2019, which disclosed the draft resolution to implement open finance in Brazil to the public (at the time, the project was still called "Open finance," since it only included banking products and not a variety of financial products). The period for commenting the Public Consultation ended on January 31, 2020 and the Central Bank received contributions from market agents.

On May, 4, 2020, a regulation setting out the framework for the implementation of open finance was published by the Central Bank and CMN (Joint Resolution No. 1/2020). From that date on, CMN and the Central Bank have issued complementing regulations in addition to the Joint Resolution No. 1/2020. Among other topics, the set of regulations for open finance detail the participating institutions (mandatory and voluntary), the data and services

covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the convention to be concluded between the participating institutions.

The Central Bank has looked at open finance as an important tool for innovation in the financial market, making the banking industry more efficient and competitive.

The Brazilian open finance model comprises financial institutions, payment institutions and other Central Bank-licensed entities by making it possible to share, in a phased-in approach and through a secure, prompt, accurate and convenient manner, data on products and services, customer record data and customer transaction data upon customer's authorization, via integration of information systems. Open finance also covers the provision of initiation payment services and forwarding loan proposals through digital correspondent agents.

Open finance in Brazil is being implemented gradually, from February 2021 up to 2022, according to the dates established by the Central Bank, as follows:

• Stage I – public access to information from participating institutions regarding their customer service channels and their products and services related to demand deposit or savings accounts, payment accounts or credit transactions;

• Stage II – sharing of customers' or their representatives' registry information, and the customers' transactional data related to products and services listed in Stage I;

• Stage III – sharing of services of initiating payment transactions, which consists in an initiation of payment at any channel connected to the Open Finance system, with only a redirect to the channels of the institutions with whom the client maintains a relationship to confirm the transaction;

• Stage IV – expansion of the scope of covered data, to include foreign exchange operations, investments, insurance, and open pension funds, among other financial products.

Stages I to III have already been completed in 2021 and Stage IV is expected to be implemented throughout 2023.

Foreign Currency Transactions and Exposure

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions authorized to do so by the Central Bank, such as Itaú Unibanco. As of the date of this Annual Report, there are no limits for long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market and there is no compulsory deposit requirement rate on the foreign currency short position held by financial institutions.

In accordance with CMN regulation, financial institutions in Brazil may raise funds abroad, either through direct loans or through the issuance of debt securities. Funds raised accordingly may be freely invested in Brazil, including but not limited to on-lending to Brazilian companies and financial institutions. Brazilian banks authorized to operate in foreign currency markets which hold regulatory capital higher than R$5 billion may also use these funds to grant loans abroad to Brazilian companies, their offshore subsidiaries and to foreign companies controlled by Brazilians or to acquire securities issued or guaranteed by such companies in the primary market. Cross-border loans, in which one party is in Brazil and the other party is abroad, may require previous information to the Central Bank.

Financial institutions may also grant loans in or indexed to a foreign currency to their clients' trade-related activities, such as by granting advances on foreign exchange contracts (Adiantamento sobre a Operação de Câmbio), advances on delivered export register (Adiantamento sobre Cambiais Entregues) or export or import prepayment agreements (Recebimento Antecipado de Exportação e Financiamento à Importação), all in accordance with Brazilian regulations on foreign exchange markets and international capital flows.

The Central Bank and the Brazilian government frequently change rules and regulations applicable to foreign currency borrowing and loans in accordance with the economic scenario and Brazilian monetary policy.

In addition, the legislation sets forth that the total exposure in gold and other assets and liabilities indexed or linked to the foreign exchange rate variation undertaken by financial institutions (including their offshore branches), and their direct and indirect subsidiaries, on a consolidated basis, may not exceed 30.0% of their regulatory capital.

New Foreign Exchange Law

Law No. 14,286, dated December 29, 2021, or the New Foreign Exchange Law, came into effect on December 31, 2022, as an initiative of the Central Bank to overhaul the Brazilian foreign exchange market and to modernize, simplify and increase legal certainty associated with the previous regulatory framework for Brazilian foreign

exchange. The New Foreign Exchange Law also includes provisions regarding Brazilian capital held abroad and foreign capital held in Brazil.

The main aspects of the New Foreign Exchange Law are: (i) confirmation, from a legal perspective, that foreign exchange transactions may be carried out freely (provided they are carried out through entities authorized to operate in this market and subject to applicable rules); (ii) granting of broad powers to the CMN and the Central Bank to regulate the foreign exchange market and its operations; (iii) expansion of the international correspondence activity of Brazilian banks; (iv) implementing the possibility of Brazilian banking institutions to invest and lend abroad funds raised in Brazil or abroad; (v) the exclusion of foreign currency purchase and sale transactions up to an amount of US$500, carried out between individuals on an occasional and non-professional basis; and (vi) granting of powers to the monetary authorities to establish situations in which the prohibition of private offsetting of credits between residents and nonresidents, as well as the payment in foreign currency in Brazil, would not apply.

Furthermore, the CMN established guidelines for transactions performed in the foreign exchange market and regulates the payment of a financial charge to the Central Bank, due by foreign currency sellers, for cancellation or write-off of a foreign exchange position under the foreign currency purchase contract that provides for advances in Brazilian reais, changes provided by Resolutions Nos. 5,042 and 5,056. Both rules were issued as a result of Public Consultation No. 90/22. Similarly, the Central Bank issued Resolutions Nos. 277 and 280, of December 31, 2022, also as a result of the same Public Consultation.

Foreign Exchange Transactions and Non-Resident Accounts

Also, such rules aim to regulate the New Foreign Exchange Law in respect to the inflow and outflow of Brazilian currency and foreign currency to and from the country, repealing and replacing several rules that previously regulated the topic, including Circulars Nos. 3,691 and 3,690 of December 16, 2013. The main changes brought forth by Resolution No. 277 include: (i) enabling authorized institutions, such as us, to carry out foreign exchange transactions in a free format while observing the guidelines established by the Central Bank (as opposed to the former rules, which imposed that authorized institutions execute a standard agreement with clients); (ii) enabling authorized institutions to use their own criteria to request or waive supporting documentation prior to the execution of a foreign exchange transaction, considering the client's internal risk profile within the institution and the characteristics of the transaction; and (iii) simplifying the process for the classification of foreign exchange transactions, considering that the New Foreign Exchange Law establishes that the purpose shall be made clear by the client (as opposed to the former rules, whereby the classification of the purpose of the transactions was the responsibility of the authorized institutions, which were liable for any inaccuracy). Likewise, Resolution No. 280 establishes the definitions of resident and non-resident to be applied to individuals and legal entities, regulating the sole paragraph of article 1 of the New Foreign Exchange Law.

Resolution No. 277 also incorporates the changes brought forth by CMN Resolution No. 4,942 and Central Bank Resolution No. 137, which were both superseded by it, allowing: (i) authorized payment institutions that provide services as an issuer of electronic money, issuer of postpaid payment instruments or acquirer to operate in the foreign exchange spot market up to the limit of US$100,000.00 per client, per transaction, operating exclusively through electronic means (with effectiveness as of July 1, 2023); (ii) non-banking institutions authorized to operate in the foreign exchange market (such as securities brokerage and dealership companies, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name not only with a financial institution abroad but also via an account abroad of a non-banking institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of reais in foreign exchange transactions, without limitation of value, to also occur from the customers' payment accounts held in financial institutions and other institutions authorized to operate by the Central Bank or in payment institutions participating in the PIX System; and (v) prepaid payment accounts in reais to be held by residents, domiciled or headquartered abroad. The regulation also provides equal treatment for purchases of goods and services carried out with the participation of international card issuers, international payment facilitators and intermediaries/representatives in international deliverables acquisitions. Additionally, Resolution No. 277 also regulates international payment or transfer facilitation services carried out by entities defined as "eFX providers", which can enable the (i) acquisition of goods and services in Brazil or abroad, either (a) in person; or (b) through a digital payment solution offered by the eFX Provider and integrated with an e-commerce platform; (ii) transfers of funds between accounts held by a certain sender in Brazil and abroad (whether prepaid accounts or bank accounts), limited to US$10,000.00 (or its equivalent in other currencies); (iii) transfers of funds between accounts held by a certain sender in Brazil and abroad (whether prepaid accounts or bank accounts), limited to US$10,000.00 (or its equivalent in other currencies); (iv) withdrawals of funds in Brazil or abroad. Resolution No. 277/22 also establishes the entities that can provide eFX services. Given the wider scope of activities, the Central Bank established specific rules for each type of service, and limited their offering based on the nature of the entity involved. In this sense,

Resolution No. 277/22 establishes the following classifications: (i) authorized eFX Provider: licensed financial institutions and payment institutions; and (ii) unauthorized eFX Provider: other legal entities that are not subject to Central Bank authorization, provided that there is no legal or regulatory prohibition for such legal entities to provide this service.

Finally, the new rule also allows the creation of provisioning funds in restricted foreign currency deposit accounts, intended exclusively to guarantee expenses with the decommissioning of production facilities in oil and natural gas fields pursuant to agreements signed with the Brazilian Federal Government (special purpose accounts, which were previously regulated by CMN Resolutions No. 4,980 and 4,981, which were also superseded by Resolution No. 277). The objective of the new account is to mitigate the exchange rate risk and reduce the financial costs involved in the provision of these guarantees, since the price of goods and services inherent in these activities are referenced internationally. The new rules also simplify the procedures for opening special accounts denominated in foreign currency exclusively to receive foreign credit transactions granted by international organizations.

Reporting Obligations on Foreign Capital in Brazil

Additionally, on December 31, 2022, Central Bank issued Resolutions No. 278 and 281, which resulted from Public Consultation No. 91/22. The main innovations provided by such norms are (a) replacement of the current foreign capital registration regime with an information reporting system, applicable only to a limited set of transactions, considering their values and characteristics; (b) end of the restriction on remittances abroad from Brazil for payments of principal and interest in foreign credit operations in which there is no inflow of funds into the country; (c) end of the requirement to provide information to the Central Bank about contracts between residents and non-residents regarding the use or assignment of patents, industrial or commercial trademarks, technology supply, for the purposes of financial transfers as royalties, as well as those related to the provision of technical services and the like, foreign operational leasing, renting and chartering; and (d) transitory rules and procedures that will remain in effect in the Brazilian foreign exchange market, in principle, up to November 1, 2022, the complexity in the systemic adaptation of some provisions set out in the new regulation on foreign capitals provided for in the New Foreign Exchange Law and Resolution No. 278.

Thus, such rules provide increased efficiency for the market and the facilitation of foreign investments Brazil, with direct benefits to citizens and companies, which will now be carried out with less bureaucracy and with greater adherence to the best international standards.

It is worth noting that the end of the requirement for simultaneous foreign exchange transactions for conversions and transfers of foreign capital, international stock conferences and renegotiations and assumptions of foreign credit operations will come into effect on November 1, 2023.

Brazilian Capital Investments Abroad

Finally, as a result of Public Consultation No. 93, launched on November 4, 2022, the Central Bank issued Resolution No. 279, of December 31, 2022, which provides new rules relating to the flow, availability and provision of information on Brazilian capitals abroad, which includes the values, goods, rights and assets of any nature whatsoever held abroad by residents and replacing rules that previously dealt with this topic, including Resolution No. 3,854 of May 27, 2010, Circular No. 3,624 of February 6, 2013 and a part of Circular No. 3,689 of December 16, 2013 (article 1 through 17). The main aspects established by this resolution include: (i) the maintenance of minimum amounts for statement and periodicity of currently effective statements to provide information on Brazilian capital investments abroad; (ii) the equation of financing, direct loan and commercial credit granted in Brazil to non-residents with Brazilian capital investments abroad; and (iii) the possibility of investing capital under any mechanism regularly used in the international market, including in case of derivatives, as long as the legal requirements are met, based on economic substance.

The CVM issued CVM Resolution No. 64 on February 7, 2022, which exempts non-resident individual investors from the specific registration requirement with the CVM, differently as previously prescribed by CVM Resolution No. 13, of November 18, 2020, which was amended by the new rule. With the new rule, non-resident investors that are individuals will be exempted from specific registration with the CVM, provided that their representatives (which must register with the CVM before the non-resident investor begins operating in Brazil, through the filing of an application) send information about the investor, as required by the CVM, through CVM's electronic systems.

Investments by Non-Resident Investors

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree,

pursuant to article 52 of the Act of Transitional Constitutional Provisions. On September 26, 2019, the Brazilian government published Decree No. 10,029, delegating to the Central Bank the power to recognize the government's interest in the viability of investment operations. On January 22, 2020, the Central Bank issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian Government, provided that the requirements provided for in the regulations of the Central Bank are met, including: constitutional procedures, an operating permit, cancellation of the permit, control changes and corporate restructuring of financial institutions. Thus, the analysis regarding the shareholding of foreign capital in financial institutions will be performed in the same way as the analysis of composition of capital and shareholding, which financial institutions of national capital are submitted to. Any investment in common shares would depend on Central Bank authorization. Foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Foreign investments in Brazil shall be registered with the Central Bank and/or the Securities and Exchange Commission ("CVM"), as applicable, subject to the restrictions and requirements set forth in the local regulation. For 25 years we have been trading ADRs for our preferred shares in the U.S. market. Foreign interest in our share voting capital is currently limited to 30% (thirty percent).

Regulation of Branches and Subsidiaries

The authorization to establish a branch abroad and/or to acquire and/or increase equity participation in companies incorporated in Brazil or abroad is regulated by CMN Resolution No. 5,043 of November 25, 2022 (which revoked the CMN Resolution No. 2,723).

These rules determine, among other standards, a prior authorization issued by the Central Bank for a Brazilian financial institution, such as Itaú Unibanco S.A., (i) to be able to participate or increase its participation, directly or indirectly and in any amount, in the share capital of any financial or non-financial company in Brazil or abroad, and (ii) to establish a branch or representative office abroad, with the institution being required to comply with capital, activities and operating limits. Additionally, in order to allocate or to increase fund allocation in branches or representative offices established abroad, Brazilian financial institutions are required to communicate their intention to the Central Bank 90 (ninety) days prior to the execution of the transaction.

The submission of a filling in order to seek for such prior approvals must comply with other regulatory requirements, such as the ones determined by the Central Bank Normative Ruling No. 342, of January 2, 2023, and Central Bank Circular No. 2,981, of April 28, 2000.

Treatment of Past Due Debts

Brazilian financial institutions are required to classify their credit transactions (including leasing transactions and other transactions characterized as credit advances) at different levels and to make provisions according to the level attributed to each such transaction. The credit classification is based on the financial condition of the client, the terms and conditions of the transaction, and the period of time during which the transaction is past due, if any. For purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G or H, with AA being the highest classification. Credit classifications must be reviewed on a monthly basis and, apart from additional provisions required by the Central Bank which are deemed necessary by the management of financial institutions, each level has a specific allowance percentage that is applied to it and which we use to calculate our allowance for loan losses, as specified in more detail in the table below:

Classification (1)	AA	A	B	C	D	E	F	G	H
Allowance (%)	-	0.5	1	3	10	30	50	70	100
Past due (in days)	-	-	15 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	Over 180

1) Our credit classification also takes into account the client's credit profile, which may negatively impact the past due classification.

Under IFRS as issued by the IASB, the allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance for loan losses by multiplying the probability of default by the clients or counterparty, or PD, by the potential for recovery on defaulted credits (LGD) for each transaction, as described in Note 2 - Significant Accounting Policies - d) Summary of main accounting pratices - IV.II – Classification and Subsequent Measurement of Financial Assets and Note 32 - Risk and Capital Management of our audited consolidated financial statements. The risk levels are categorized as:

• Lower risk: PD lower or equal than 4.44%

• Satisfactory: PD from 4.44% up to 25.95%

• Higher risk: PD higher than 25.95%

• Credit-Impaired: loans classified in Stage 3

Bank Insolvency

The insolvency of financial institutions is handled pursuant to applicable laws and regulations by the Central Bank, which initiates and monitors all applicable administrative proceedings. There are three types of special regimes that may be imposed to either privately-held financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions:

(i) Temporary special administration regime or RAET:	a less severe special regime with limited duration which allows financial institutions to continue to operate – the whole management loses its offices and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt of measures aimed at the resumption of the financial institution's regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation.
(ii) Intervention:	a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution's management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the financial situation of the financial institution, which can put assets at risk and harm the financial institution's creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits.
(iii) Extrajudicial liquidation:	process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution's activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities.

In the course of the special regimes described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect.

Deposit Insurance

In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the Credit Insurance Fund, or FGC, a deposit insurance system, guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are the subject matter of the ordinary guarantee, even if the related credits are not fully covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC.

Payment of Creditors in Liquidation

In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation, except for specific credits legally considered out of the liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation.

Further on December 24, 2020, the President of Brazil sanctioned Law No. 14,112 which overhauls the current Brazilian Bankruptcy and Reorganization Law (Law No. 11,101/05) in several material aspects. Law No. 14,112 came into effect on January 23, 2021. It is possible that certain changes will potentially affect material matters concerning enforcement and priority rankings, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and mechanics of the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor's tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework.

Law No. 14,112 replicates, with some adjustments, the provisions of the UNCITRAL Model Law on Cross-Border Insolvency. As a result, Law No. 14,112 sets out some rules on access of foreign representatives to courts in Brazil,

the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings.

Law No. 14,112 also sets forth, among other measures, (i) a protection for creditors that agree on the conversion of debt into equity against potential transfer of liability with regard to the debtor's obligations; (ii) the stay period and constraints on the assets of the debtor under judicial reorganization; (iii) conciliation and mediation measures before and during judicial reorganization proceedings; and (iv) the rules on procedural and substantive consolidation. Law No. 14,112 also sets out that a bankruptcy decree does not reach beyond the bankrupt itself, save when the disregard doctrine is to apply.

Anti-Corruption Law

The Brazilian anti-corruption law (Law No. 12,846/13, dated August 1, 2013) establishes that legal entities will have strict liability (regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings including determination of dissolution of a company, prohibition against undertaking to finance with public entities and prohibition against participating in public biddings.

In addition, the law authorizes the public administrative authorities responsible for the investigation to enter into leniency agreements. The self-disclosure of violations and cooperation by legal entities may result in the reduction of fines and other sanctions.

The regulation also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer:

(i) To our Investor Relations website (see – "Menu - Itaú Unibanco - Corporate Governance - Regulatory and Policies - Policies - Anti-corruption Corporate Policy") from which you can electronically access further details about our Anti-corruption Corporate Policy.

(ii) To our Investor Relations website (see - "Menu - Itaú Unibanco - Corporate Governance - Regulatory and Policies - Policies - Corporate Conduct, Integrity and Ethics Policy") from which you can electronically access further details about our Integrity and Ethics Program and guidelines for situations of conflicts of interests.

(iii) To our Investor Relations website (see - "Menu - Itaú Unibanco - Integrity and Ethics") from which you can electronically access further details about our Integrity and Ethics Program.

Anti-Money Laundering Regulation

The Brazilian anti-money laundering law (Law No. 9,613, as amended) establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises for up to ten years and monetary fines.

The Brazilian anti-money laundering law also created the Council for Financial Activities Control (COAF), which is subordinated to the Central Bank and performs a key role in the Brazilian system of preventing and combating money laundering, financing of terrorism and the proliferation of weapons of mass destruction.

In compliance with the Brazilian anti-money laundering law and related regulations enacted by the Central Bank, including the rules applicable to procedures that must be adopted by financial institutions to prevent and combat money laundering and terrorism financing, as well as in response to the recommendation of Financial Action Task Force (FATF) and United Nations Security Council (UNSC), financial institutions in Brazil must establish internal control and procedures aiming at:

• identifying and knowing their clients, which includes determining if they are PEPs, and also identifying Ultimate Beneficial Owners (UBOs). These records should be kept up-to- date;

• checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity;

• carrying out a prior analysis of new products and services, including the use of new technologies, if applicable, under the perspective of money laundering prevention;

• keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client;

• reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party;

• applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients' identification records duly updated;

• determining criteria for hiring personnel and offering anti-money laundering training for employees;

• establishing procedures to be complied with by all branches and subsidiaries of Brazilian financial institutions located abroad with respect to anti-money laundering;

• establishing that any institutions authorized to operate in the Brazilian foreign exchange market with financial institutions located abroad, must verify whether the foreign financial institution is physically located in the jurisdiction where it was incorporated and licensed, and that it is subject to effective supervision;

• monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes;

• reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations, and also, at least once a year, whether or not suspicious transactions are verified, in order to certify the non-occurrence of transactions subject to reporting to COAF (negative report);

• requiring clients to inform the financial institution, at least three business days in advance, of their intention to withdraw amounts equal to or exceeding R$50,000;

• maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds;

• ensuring that policies, procedures and internal controls are commensurate with its size and volume of transactions; and

• unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC.

Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties ranging from:

i. formal notice

ii. variable pecuniary fine, not exceeding:

a) twice the value of the operation;

b) double of the actual profit obtained or what presumably would be obtained by the operation performed; or

c) the amount of R$20,000,000.00 (twenty million reais).

iii. rendering executive officers temporary ineligible, for a period of up to 10 years, for holding any management position in financial institutions, to

iv. the cancellation or suspension of the financial institution's license to operate.

Central Bank Circular No. 3,978 of 2020, which came into force on October 1, 2020, also requires that financial institutions maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments.

Politically Exposed Persons ("PEPs")

According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates, over the past five years, in Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and

implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF. Such procedures must enable the identification of politically exposed persons and the origin of the funds involved in the transactions of such customers.

Leasing Regulation

Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees leasing transactions. The parties involved in a leasing transaction are the "lessor" (the bank) and "lessee" (the client). The leased asset, owned by the lessor, is delivered to be used by the lessee until the end of the contract, when the lessee may opt to either acquire it or return it to the lessor or renew the contract for a new period.

Brazilian legislation establishes a specific methodology to account for the profits or losses in leasing transactions and all information that should be included in a lease agreement. The guaranteed residual amount paid by a lessee should correspond to a minimum return required for the transaction to be viable for the lessor, whether the purchase option is exercised or not. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies.

On November 25, 2021 and December 16, 2021, respectively, the CMN issued Resolution No. 4,966 and Resolution No. 4,975, which establish new accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedge accounting relationships, and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The new rules align the accounting criteria applicable to financial instruments and leasing agreements held by financial institutions and other entities authorized to operate by the Central Bank with the best international practices, specifically with the "IFRS 9 – Financial Instruments" and "IFRS 16 – Leases" standards, issued by the International Accounting Standards Board (IASB). The new rules will enter into effect on January 1, 2025, so as to ensure a transition period for institutions affected by the changes.

Correspondent Agents

We may engage other entities to provide certain services to our clients, including customer service. These entities are generally called correspondents, and our relationship with correspondents is regulated by the Central Bank. Among other requirements, the Central Bank establishes that employees of all correspondent agents must hold a technical certification authorizing them to serve customers involved in credit and leasing operations.

On July 29, 2021, the Central Bank published CMN Resolution No. 4.935, which came into force on February 1st, 2022 and brings important changes in the regulations applicable to correspondents, including the creation of specific rules for correspondents that act through an electronic platform; the inclusion of the activity of opening a payment account in the list of services that can be performed by correspondents; the requirement that the certification of correspondents address the LGPD; the requirement that banks create an institutional policy for operating and hiring their correspondents; and the prerogative of the Central Bank to condition the hiring of new correspondents to the correction of deficiencies identified in the institutional policy of the banks.

Regulation of the Brazilian Securities Market

According to the Brazilian Corporate Law, a company is considered publicly traded or closely held depending on whether the securities issued by it are accepted for trading in the securities market or not. All publicly held companies, such as Itaú Unibanco, are registered with the CVM, are subject to specific regulations and are also subject to information disclosure and reporting requirements.

Disclosure Requirements

Under CVM rules, publicly traded companies are subject to disclosure requirements and rules governing the use of material information. Any decision that may reasonably influence the price of the securities issued by a publicly held company or the decision of investors to buy, sell, or hold these securities, is considered material. The CVM improved the quality of the information that must be presented in periodic filings by securities issuers by requiring such issuers to file a "Reference Form" with the CVM. This form was modeled after IOSCO's shelf registration system in gathering all of the issuer's information in a single document. Since 2018, the publicly held companies, like us, have to present a form about a "Brazilian Corporate Governance Code" in the "apply or explain" format.

Asset Management Regulation

The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration.

We provide several capital markets services and, in particular, we perform activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation.

By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities.

The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers.

Regulation on Payment Agents and Payment Arrangements

A Brazilian law enacted in October 2013 establishes the legal framework for "payment arrangements" (i.e. the set of rules governing a payment scheme, such as a credit or debit card transaction), and "payment agents" (i.e., any agent that issues a payment instrument or acquires a merchant for payment acceptance), which became part of the Brazilian Payments System and subject to oversight by the Central Bank. Payment agents, despite being regulated by the Central Bank, are not deemed to be financial institutions and are prohibited from engaging in activities that are exclusive of financial institutions.

The CMN and the Central Bank published rules in November 2013 regulating payment arrangements and payment agents. This regulation establishes, among other matters: (i) consumer protection and anti-money laundering compliance and loss prevention rules that should be followed by all entities supervised by the Central Bank when acting as payment agents and payment arrangers; (ii) the procedures for the incorporation, organization, authorization and operation of payment agents, as well for the transfer of control, subject to the Central Bank's prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the Brazilian Payments System; (v) payment accounts, which are divided into prepaid and post- paid accounts.

On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. On September 26, 2022, the Central Bank issued Resolution No. 246, which establishes limits to the interchange fee and settlement period for debit and pre-paid cards, after receiving comments from the market as a result of Public Consultation No. 89, launched on October 8, 2021. Previously, prepaid card issuers were not subject to any interchange fee, while debit card issuers, such as us, were subject to an interchange fee at a maximum rate of 0.5%. The new rule maintains the maximum interchange rate of 0.5% applicable to debit card issuers and introduces a maximum interchange rate of 0.7% applicable to prepaid card issuers. Resolution No. 246 came into effect on April 1, 2023.

On June 27, 2019, the CMN and the Central Bank published Resolution No. 4,734 amended by Resolution No. 5,045 of November 25, 2022, and Circular No. 3,952, which came into effect on June 7, 2021, and impose regulations regarding (i) the discount and prepayment operations of receivables from credit and debit payment instruments issued under the Brazilian Payment System; (ii) credit operations guaranteed by such receivables; and (iii) the constitution of liens and encumbrances on these. With the new regulation, the Central Bank intends to provide greater efficiency and security to the discount, prepayment and credit operations linked to receivables from payment arrangements by merchants, increasing competition and thus reducing the cost of credit.

On November 25, 2022, BCB Resolution No. 264 was published, which entered into force on December 1, 2022, and revoked Circular No. 3,952. Amongst the new rules enacted by Resolution No. 264, we highlight: (i) the possibility of constituting a financial reserve by the acquirer to settle the merchant's obligations; (ii) the possibility of contracting a credit assignment promise for all merchant receivables to the acquirer, which improves the credit environment in this segment; (iii) provision for the application of penalties by acquirers, including contractual suspension, for sub-acquirers who fail to comply with the provisions of the resolution; and (iv) establish that the fees charged by bookkeeping entities must have an economic basis that justifies differences in the values of the services provided.

These new rules will make the payment ecosystem more equitable, secure and competitive.

In March, 2021, the Central Bank revoked Circular No. 3,885 and published the Resolution No. 80, regarding corporate, compliance and governance aspects of payment institutions, as well as parameters for submitting

requests for operating authorization. Also in March 2021, the Resolution No. 81 was published to describe the process of requesting approval from the Central Bank by payments institutions.

On May 19, 2021, the Central Bank issued Resolution No. 96, which changed and consolidated rules regarding the opening of payment accounts, including both post-payment (credit card) and prepaid accounts, as well as made the onboarding criteria compatible with the rules applicable to the opening of current accounts. The main changes introduced by Resolution No. 96 include: (i) removal of the list of minimum registration data necessary to open prepaid and postpaid accounts, being the institution's obligation to define the information required, depending on the customer's profile; (ii) adding new procedures to close such accounts; (iii) changes on the information that must be disclosed in credit card invoices, such as the overall balance of future obligations contracted; (iv) the definition of the account opening agreement's minimum provisions; and (v) the obligatory referral or availability of the credit card and its respective invoice to the users, according to the form and way chosen by the user and available to the institution.

In October, 2021, the Central Bank published the resolution No. 150 in order to consolidate the rules about payment arrangements. This resolution redefined the criteria applicable for payments arrangements that are part of the Brazilian Payment System, so that only payment arrangements with values of more than R$20 billion of total transaction value and R$100 million in transactions, in a consolidated and accumulated form in the last 12 months, are subject to authorization, regulation and supervision by the Central Bank. This same resolution changed the interoperability rules between open and closed payments arrangements, defining that closed payments arrangements must become participants in open payments arrangements, whenever the payment services provided by closed loop arrangement fall under one or more of the participation modes foreseen in the open payment arrangement. Additionally, all participants involved in the financial flow of payment transactions carried out in the context of arrangements that are members of the SPB, such as open loop ones, should obey the centralized settlement process.

On May 24, 2021, the Central Bank, aiming to promote innovation in the means of payment market, announced that it has been discussing the Central Bank Digital Currencies, or CBDCs, internally and with other central banks internationally. According to the Central Bank, the objective is to develop CBDCs that: (i) keep up with the Brazilian technological development dynamics; (ii) increase the efficiency of retail payment systems; (iii) contribute to the emergence of new business models and innovations based on the technological developments; and (iv) foster Brazilian participation on regional and global markets, increasing the efficiency of cross-border transactions.

On August 19, 2021, the Central Bank, as authorized by Law No. 14,185 of July 14, 2021, published Resolution No. 129, which regulates the receipt of voluntary time deposits by the Central Bank from financial and payment institutions, for monetary policy purposes.

The new rule establishes the operational aspects of the voluntary time deposits, including: (i) methods of constitution and release of the deposit instruments by the Central Bank; (ii) eligibility criteria of the depositing institutions; (iii) requirements regarding the remuneration rates of the deposit instruments; (iv) criteria for the early release of the funds, as well as (v) adaptations to the regulation of the SELIC, which is the central depository for most securities issued by the National Treasury and/or negotiated with the Central Bank, in order to establish the operational registration guidelines and messaging related to these instruments.

The adoption of voluntary deposits by the Central Bank will be preceded by tests in the SELIC systems, aimed at making the new instrument operational. Resolution No. 129 entered into effect on the date of its publication.

Additionally, the Central Bank has published a set of new rules defining the prudential regulations applicable to payment institutions, or conglomerates lead by payments institutions. This set of new regulations includes Resolutions No. 197, 198, 199, 200, 201 and 202, all dated March 11, 2022.

In order to facilitate the application of the respective prudential frameworks, prudential conglomerates have been classified into 3 types. Pursuant to the new prudential framework, the concept of regulatory capital applicable to payment institutions has been modified to ensure a greater capacity to absorb unexpected losses. These new prudential regulations will be implemented gradually, starting from January 2023 to January 2025.

Consumer Protection

The Brazilian Consumer Protection Code (Código de Defesa do Consumidor), or CDC, which, according to Brazilian higher courts, is applicable to financial institutions, sets forth consumer defense and protection rules applicable to consumers' relationships with suppliers of products or services.

The basic consumer rights regarding financial institutions are, among others:

• reverse burden of proof in court;

• proper and clear information to be provided by the financial institution with respect to the products and services offered (e.g.; quantity, characteristics, composition, quality, price and risks such products pose);

• proportional reduction of interest charged in connection with personal credit and consumer-directed credit transactions in case of early payment of debts;

• in limited circumstances, amounts charged improperly may have to be returned in an amount equal to twice what was paid in excess of due amounts, except in cases of justifiable mistakes (e.g.; systemic failure or operational error);

• the collection of credits cannot expose the client to embarrassment or be performed in a threatening manner;

• prohibition on the release of misleading or abusive publicity or information about contracts or services, as well as on the promoting of overbearing or disloyal commercial practices; and

• liability for any damages caused to consumers by misrepresentations in their publicity or information provided.

Law No. 14,181, known as the "over-indebtedness" law, which amended the Brazilian Consumer Protection Code and Senior Citizens' Statute (Law No. 10,741 of October 1, 2003), provides preventive rights and obligations against excessive consumer indebtedness reinforcing concepts and rules on transparency and security in credit contracting, including relevant provisions on indebtedness avoidance. Among other measures, Law No. 14,181 (i) implemented the concept of existential minimum, which is the minimum amount of income that a consumer should have for his subsistence, and that cannot be compromised with the payment of credit contracts; (ii) included a new chapter in the CDC dedicated to the conciliation of individuals who are over-indebted, giving those individuals the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement, according to rules established by Law No. 14,181; and (iii) provides for the conciliation of individuals who are over-indebted, giving the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement, according to rules established by law.

On July 26, 2022, the Brazilian Federal Government published Decree No. 11,150, which regulates Law No. 14,181 and establishes as basic consumer rights the guarantee of responsible credit practices, financial education and prevention and treatment of over-indebtedness scenarios, preserving the existential minimum, according to the new regulation, through debt review and renegotiation. Therefore, for purposes of regulating consumer over-indebtedness, the minimum existential income of the consumer (natural person) is considered to be equivalent to 25% of the minimum wage in effect on the date Decree No. 11,150 was published (R$1,212.00), i.e., R$303.00. However, the annual adjustment of the minimum wage will not lead to this amount being updated. Furthermore, Decree No. 11,150 provides that certain debts and credit limits will not be computed in the calculation of the preservation and non- compromise of the existential minimum, such as debts not related to consumption, related to real estate financings and refinancings; arising from loans and financings with real-property collateral; and arising from credit agreements guaranteed by surety or with endorsements.

Central Bank Rules on Consumer Relations

On September 30, 2021, the CMN published Resolution No. 4,949. The rule provides the principles and procedures to be adopted in the relationship with clients and users of products and services of financial institutions and other institutions authorized to operate by the Central Bank. On October 14, 2021, the Central Bank published Resolution No. 155, which establishes almost identical principles and procedures to be adopted by payment institutions and consortium administrators, which are regulated and supervised solely by the Central Bank.

CMN Resolution No. 4,949 and Central Bank Resolution No. 155 set forth new rules mainly with the goal of ensuring fair and equitable treatment at all stages of the relationship with institutions providing financial and payments services, as well as a convergence of the interests of such institutions with those of their consumers. Under CMN Resolution No. 4,949 and Central Bank Resolution No. 155, institutions authorized to operate by the Central Bank shall prepare and implement an institutional policy for the relation with consumers and users. Such new policy should consolidate guidelines, strategic objectives and organizational values, so that the conduct of the institution's activities is guided by the principles of ethics, responsibility, transparency and diligence.

CMN Resolution No. 4,949 and Central Bank Resolution No. 155 also provides that institutions authorized to operate by the Central Bank must indicate to such regulatory agency the officer responsible for complying with the obligations provided under the new rules. The rules also impose other obligations to the regulated entities within their scope, such as the compliance with transparency and suitability rules.

CMN Resolution No. 4,949 entered into effect on March 1, 2022, and Central Bank Resolution No. 155 entered into effect on the same date. However, most of these rules only took effect on October 1, 2022.

Limitation to the fees and interest rates on overdraft-secured checks

On November 27, 2019, the CMN issued Resolution No. 4,765, providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs (MEI).

Resolution No. 4,765/19 also limits interest rates over the overdraft-secured check to up to 8% per month, to which must be added a discount of the overdraft fees already charged monthly by the financial institution. According to the new rule, if the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero. In addition, Resolution No. 4,765/19 establishes that the overdraft-secured check must be compatible with the customer's risk profile.

Data Protection Law

The Brazilian Data Protection Law No. 13,709/2018 ("Lei Geral de Proteção de Dados"), or LGPD, came into effect in September 2020 (except for administrative sanctions, which came into effect on August 1, 2021, according to Law No. 14,010/2020). The LGPD brings about significant changes to the rules and regulations applicable to the processing of personal data, including rules and regulations governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The LGPD will apply irrespective of industry or business when dealing with personal data.

Before the LGPD, Brazil lacked regulations specific to data privacy and a data protection authority. Despite this, privacy has been generally protected through the Brazilian Federal Constitution, the Civil Code (Law No. 10,406/2002), the Consumer Protection Code (Law No. 8,078/1990) and the Civil Rights Framework for the Internet (Law No. 12,965/2014 and the Decree 8,771/2016).

The LGPD is applicable to any and all operations related to any form of processing of personal data, with brief exceptions provided by law, such as the case of processing for exclusively private and non-economic purposes, or journalistic, artistic, or public security, and if extends to individuals and public and private entities, regardless of the country where they are based or where the data is hosted. The LGPD is also applicable as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data from individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD is applicable regardless of the industry or business when dealing with personal data and is not restricted to data processing activities carried out through digital media and / or on the internet.

Further, Law No. 13,853/19 amended the LGPD to create and establish the attributions of the National Authority of Data Protection (Autoridade Nacional de Protecão de Dados), or ANPD. The ANPD, among others, has the following attributions: (i) to guarantee the protection of personal data, in accordance with the law; (ii) deliberate, at the administrative level, definitively, on the interpretation of the LGPD; (iii) supervise compliance and assess penalties in the case of data processing performed in violation of the LGPD; (iv) implementing simplified mechanisms to register complaints about the processing of personal data in violation of the LGPD; and (v) inform the competent authorities of the criminal offenses that they become aware of. The authority of ANPD prevails over any other authority with regard to the protection of personal data.

In the event of non-compliance with the LGPD, some administrative penalties could be imposed, including (depending on the gravity of the offense, according to criteria established by the ANPD through ANPD Resolution No. 4, of February 24, 2023) (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of gross sales of the entity, group or conglomerate of companies in Brazil; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities.

Additionally, other authorities in Brazil can still apply the LGPD through administrative procedures or lawsuits. For example, the Department of Consumer Protection and Defense (Procon) or the Prosecution Office responsible for consumer rights and individuals and non-governmental or private associations could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals.

Cybersecurity

We comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No. 85/2021, which require financial institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection and SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, open entities pension funds (EAPCs), capitalization and local reinsurers.

Relevant service data location and processing may occur inside or outside of Brazil, but in case of data location and processing abroad, the relevant contract may not create hurdles for the performance of supervision activities by the Central Bank and the financial institution must have in place a contingence plan in case of termination or impossibility of provision of the services. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution).

Regulation of Independent Auditors

In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC (or, in the case of publicly-held companies, by entities indicated by the CVM); and (iii) meet the requirements that ensure auditor independence.

After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such financial institution for the following three consecutive fiscal years.

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation:

• an internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies;

• a legal and regulatory provisions non-compliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution's operations; and

• other reports required by the Central Bank and CVM.

These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available for consultation by the Central Bank for at least five years.

Independent auditors and the audit committee, individually or jointly, must formally notify the Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:

• non-compliance with legal rules and regulations that place the continuity of the audited entity at risk;

• frauds of any amount perpetrated by the management of the institution;

• material frauds perpetrated by the institution's employees or third parties; and

• errors that result in major incorrectness in the financial statements of the audited entity.

The executive office of the financial institution must inform the independent auditor and the audit committee, if any of the above situations occur. Moreover, such situations must also be reported by the audit committee to the board of directors.

CVM regulations provide that the independent auditor must notify the CVM, in writing, of certain material irregularities (which encompasses existence or evidence of error or fraud) within twenty days as of the date such irregularity is identified.

Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by IASB. For further information, see "Presentation of Financial and Other Information— About our Financial Information." Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. For further information on fees and services of the principal auditors, see "Item 16C. Principal Accountant Fees and Services".

CMN regulation also requires financial institutions and certain other authorized entities to create a corporate body designated as the "audit committee", if such entities are registered as publicly held companies; considered leaders of a regulatory conglomerate in the S1, S2 or S3 categories or considered S1, S2 or S3 companies.

Portability of Credit Transactions

Regulated by the Central Bank since 2013, portability of credit transactions consists of the transfer of a credit transaction from the original creditor to another institution, at the request of the debtor, maintaining the same outstanding balance and remaining term. The regulation establishes standard procedures and deadlines for the exchange of information and the mandatory use of an electronic system authorized by the Central Bank for the transfer of funds between financial institutions, prohibiting the use of any alternative procedure to produce the same effects of the portability, including so-called "debt purchases".

On December 15, 2022, the CMN issued Resolution No. 5,057, which was published in order to consolidate applicable rules about portability of credit transactions. This rule does not materially change the currently applicable sparse norms and aims to update the terms, concepts and language, remove ambiguities, duplicity commands and transitory procedures, as well as provide more clarity. Resolution No. 5,057 came into effect on March 1, 2023.

Collection of Fees on Banking and Credit Card Operations

The collection of bank fees and commissions is extensively regulated by the CMN and by the Central Bank. According to the rules and regulations regarding the collection of bank fees and the cost of credit transactions for individuals, bank services to individuals are divided into the following four groups: (i) essential services; (ii) priority services; (iii) specific or differentiated services; and (iv) special services.

Brazilian financial institutions are generally not authorized to charge fees from individuals for providing services classified as "essential" with respect to checking and savings accounts, such as supplying debit cards, check books, withdrawals, statements, and transfers, among others. CMN also prohibits banks from charging fees for supplying essential services in connection with deposit and savings accounts where customers agree to access and use their accounts by electronic means only (being authorized to charge fees for supplying essential services only when the customer voluntarily elects to obtain personal service at the banks' branches or customer service locations).

However, Brazilian legislation authorizes financial institutions to charge fees related to "priority services," which are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions and records, as defined by Central Bank regulation, provided the service and its nomenclature are listed in the applicable regulations. Commercial banks must offer to their individual customers a "standardized package" of priority services, whose content is defined by Central Bank regulation. Banking clients must also have the option to acquire individual services, instead of adhering to the package.

The regulation authorizes financial institutions to collect fees for the performance of specific services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract. Some of the specific services are (i) approval of signatures; (ii) management of investment funds; (iii) rental of safe deposit boxes; (iv) courier services; and (v) custody and brokerage services, among others.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) is governed by the specific provisions found in the laws and regulations relating to such services.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account, thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days' notice must precede any increase or creation of fees (except if related to credit card services, when a minimum of 45 days' notice is required), while fees related to

priority services and the "standardized package" can be increased only after 180 days from the date of the last increase (except if related to credit card services, when a minimum of 365 days' notice is required), whereas reductions can take place at any time.

It is worth pointing out: (i) the prohibition against charging fees in cases of adhesion contract amendments, except in the cases of asset replacement in leasing transactions, early liquidation or amortization, cancellation or termination; (ii) the prohibition against including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) the requirement that subscription to service packages must be through a separate contract; (iv) the requirement that information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (v) the requirement that a customer's annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) the requirement that registration fees cannot be cumulatively charged; and (vii) the requirement that overdraft fees can be charged, at most, once over the course of 30 days.

The CMN also establishes specific rules related to the charging of credit card fees, the information that must be disclosed in credit card bills, and the obligation to provide a package of basic services upon offering credit cards to customers.

Revolving credit for financing of credit card bills may only be extended to customers until the due date of the following credit card bill. After this term, financial institutions offer customers another product with conditions more favorable than the ones typically found in the credit card market. Banks are prohibited from offering this type of credit to customers who have already contracted one revolving credit for financing of credit card bills which were not repaid in a timely manner.

In addition, certain restrictions apply to revolving credit lines granted under credit cards that may only be granted to customers until the due date of the following credit card monthly bill. After this date, financial institutions must offer customers alternative financing under conditions that are more favorable than those typically found in the credit card market. Banks are prohibited from offering revolving credit card lines to customers who have an existing outstanding balance under a revolving credit card line that is under default.

On March 26, 2018, the Central Bank enacted Circular No. 3,887 establishing limitations to the interchange fee for debit transactions, which is the remuneration of the issuer paid by the merchant for each transaction. The average fee for the interchange is 0.5% and the maximum fee is 0.8%. In September 2022, the Central Bank issued Resolution No. 246, which establishes limits to the interchange fee ("tarifa de intercâmbio"), or TIC, and settlement period for debit and pre-paid cards. Previously, prepaid card issuers were not subject to any TIC. The new rule maintains the maximum TIC rate of 0.5% applicable to debit card issuers and introduces a maximum TIC rate of 0.7% applicable to prepaid card issuers.

Furthermore, the Central Bank enacted Resolution No. 96 on May 19, 2021, which came into force on March 1, 2022, and that amended and restated postpaid payment accounts rules in Brazil. This rule sets forth terms and conditions that we and other institutions must comply with upon the issuance of credit cards and increasing or decreasing of the credit limits of our clients, as well as established additional information that must be included in credit card monthly bills.

Proceedings for Administrative Sanctions in the Brazilian National Financial System, the SPB and Capital Markets

Law No. 13,506, dated November 13, 2017, as supplemented by BCB Resolution No. 131/21, provides for the administrative sanctioning procedures within the competence of the Central Bank and CVM and significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the SPB and of the consortium system. Some of the key aspects of Law No. 13,506 are: (i) the caps of the fines provisioned by the Central Bank and CVM are capped at R$2 billion (or 0.5% of revenues from services and financial products in the year preceding the violation, whichever is higher) and R$50 million, respectively; (ii) new types of violations that are subject to penalties were added; (iii) the maximum penalty with respect to disqualification was increased to a period of twenty years; (iv) the Central Bank may enter into cease-and-desist commitments; and (v) the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

Taxes on Transactions entered into by the Itaú Unibanco Group

We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the

Itaú Unibanco Group. For a more in-depth analysis, we recommend that potential investors consult their own tax advisors. The main taxes we are subject to, with their respective rates, are as follows:

Tax	Rate	Tax calculation basis
IRPJ	15.0% plus a 10.0% surtax	Net income with adjustments (exclusions, additions, and deductions)
CSLL	25.0% (banking institutions) and 20.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies) until December 31, 2021.	Net income with adjustments (exclusions, additions, and deductions)
	From January 2022 until the 31st of July 2022, the applicable CSLL rate was 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies).	
	From the 1st of August 2022 until the 31st of December 2022, the applicable CSLL rate was 21.0% (banking institutions) and 16.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies).	
	From January 2023 onwards, the applicable CSLL rate is, again, 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies).	
	9.0% (other Itaú Unibanco Group companies)	
COFINS	4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
PIS	0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies)	Gross revenue minus specific deductions
ISS	2.0% to 5.0%	Price of service rendered
IOF	Depends on the type of the transaction, as described below.	Transaction nominal value

Corporate Income Tax and Social Contribution on Net Income

In accordance with applicable legislation, corporate income tax (Imposto de Renda da Pessoa Jurídica), or IRPJ, and social contribution on profits (Contribuição Social Sobre o Lucro Líquido), or CSLL, are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively.

The IRPJ is levied at a basic 15.0% rate, and a 10.0% surtax is applicable when the total amount of profit for the fiscal period exceeds R$20,000 per month or R$240,000 per year. In other words, any portion of our profit exceeding this limit is taxed at an effective 25.0% rate.

Provisional Measure No. 1,115 increased the CSLL (i) for banking institutions from 20.0% to 21.0%; (ii) for other institutions authorized to operate by the Central Bank and for insurance and capitalization companies from 15.0% to 16.0% from the 1st of August, 2022 to December 31, 2022. The above modifications were approved by Congress on September 2, 2022 (Law No. 14,446).

However, after the 31st of December, 2022, the increased rate is no longer applicable, Therefore, as of January 2023, CSLL is levied on our taxable income at a 20.0% rate, for banks. The CSLL rate applicable to other financial institutions is generally 15%, while non-financial legal entities are usually subject to this tax at a 9.0% rate.

As other Brazilian legal entities, our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should consider their income abroad as well rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities taxable income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ and CSLL due in Brazil, provided certain limits are observed.

Contribution on Social Integration Program and Social Security Financing Contribution

In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: PIS and COFINS.

According to applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, which is explained below, but it prevents the use of tax credits, but in some exclusions for financial institutions are allowed, such as those connected with financial intermediation.

Service Tax

The ISS is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature.

A new tax law enacted on December 30, 2016, caused a number of changes with respect to Brazilian Tax on Service or ISS. Among these modifications, the new law introduced a minimum tax rate of 2%.

The original proposed legislation approved by the Brazilian Congress provided changes related to ISS assessment on activities such as credit card and leasing operations but former President Temer vetoed these changes. However, on May 30, 2017, the Brazilian Congress overturned the presidential veto. As a result, beginning on January 1, 2018, ISS levied on the services of leasing, cards administration, funds administration and consortium administration would be charged by the municipality where the client is located. Due to this change, in November 2017, a lawsuit was filed by CONSIF and CNSEG in the Federal Supreme Court, and, on March, 23, 2018, the required preliminary injunction was granted, in order to suspend the amendment introduced by the new law and to resume the previous treatment of ISS collection in the Municipality where the establishment is located. However, it is important to mention that this is not a final decision, as it is still pending the final pronouncement by the Federal Supreme Court.

A law was published in September 2020 which provides for changes in relation to the Services Tax that are similar to those provided for in the legislation published in December 2016. Considering the injunction obtained in the Supreme Federal Court, on March 23, 2018, which suspended the amendments introduced by the law published in December 2016, the new law published in September 2020 has its applicability suspended until the Supreme Court rules on the injunction, as it is related to the previous law.

Tax on Financial Transactions

The tax on financial transactions is levied at specific rates according to the transaction in question and may be changed by a decree from the Executive Branch (which may become effective as of its publication date), rather than by a law enacted by the Brazilian Congress.

For example, on September 16, 2021, Decree No. 10,797 increased the IOF/Credit daily rates from 0.0082% (individual) or 0.0041% (legal entities) to 0.01118% (individual) or 0.00559% (legal entities) between September 20, 2021, and December 31, 2021. The flat 0.38% rate and the limit of 365 days were not changed (see table below for more details).

The table below summarizes the main IOF rates levied on our transactions. Notwithstanding, we note that IOF is a very comprehensive tax. Therefore, for a more in-depth analysis, we recommend that tax advisors be consulted accordingly.

Type of transaction	**Applicable Rates** **(Rates may be changed by a decree enacted by the Brazilian government up to a maximum rate, as described below, which may become effective as of its publication date)**
Foreign exchange transactions	IOF/FX: zero to 6.38% (depending on the transaction). As of January 1st, 2023, rates will reduced as per established in Decree No. 10,997/2022. Maximum rate: 25%
Insurance transactions	IOF/Insurance: zero to 7.38% Maximum rate: 25%
Loans and credit transactions	IOF/Credit: 0.0082% (individual) or 0.0041% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate. Between September 20, 2021, and December 31, 2021: 0.01118% (individual) or 0.00559% (legal entities) per day, until it reaches 365 days, plus a flat 0.38% rate. Maximum rate: 1.5% per day
Securities	IOF/Securities: zero to 1.5% as a general rule Maximum rate: 1.5% per day
Securities – Derivatives	IOF/Securities – Derivatives: zero Maximum rate: 25%

As a result of Brazil committing to eliminate the IOF on foreign exchange transactions, Decree No. 10.997/2022 and, later, Decree No. 11,153/2022 introduced a plan for a gradual yearly reduction of such tax, until the rate of IOF on foreign exchange transactions is reduced to 0% by 2029. The applicable rates follow the table below:

IOF/FX	2022	02/01/2023	02/01/2024	02/01/2025	02/01/2026	02/01/2027	02/01/2028	02/01/2029
General rate	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	0.38%	-
Credit and debit card transactions, money withdrawal abroad and travel cheques	6.38%	5.38%	4.38%	3.38%	2.38%	1.38%	-	-
Acquisition of foreign currency	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	-	-
Cross-border transfer of funds to bank accounts held by resident persons	1.10%	1.10%	1.10%	1.10%	1.10%	1.10%	-	-
Inbound loans with an average term not exceeding 180 days	-	-	-	-	-	-	-	-

U.S. Foreign Account Tax Compliance Act (FATCA)

FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as Itaú to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities or NFFEs, and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented foreign financial institutions or FFIs.

To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income.

U.S. federal income tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money.

The U.S collaborated with other governments to develop Intergovernmental Agreements, or IGAs, to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions.

More than 70 jurisdictions have signed an IGA, including Brazil, the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information.

There are two types of IGAs – Model 1 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts and report them to the local tax authority for exchange with the IRS (examples of Model 1 IGA countries are Brazil, Cayman Islands, The Bahamas, Peru and Colombia), and Model 2 IGA, where local FFIs are required to implement account opening and due diligence procedures to identify U.S. accounts, but report such information directly to the IRS (examples of Model 2 IGA countries are Switzerland, Chile, Paraguay and Japan).

The governments of Brazil and the U.S entered a Model 1 IGA on September 23, 2014, which came into effect in Brazil on August 24, 2015, after the approval by the Brazilian Congress, ratification by the President and enactment of Decree No. 8,506 (IGA-BR).

Under the IGA-BR, Brazilian financial institutions and other entities subject to FATCA disclosure requirements are generally required to provide certain information on account holders to the Brazilian tax authorities, which will share this information with the IRS.

Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was enacted to introduce the Common Reporting Standard, or CRS, in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting, or BEPS Project, coordinated by the Organization for Economic Co-operation and Development, or OECD. In connection therewith, an ancillary obligation called "e-Financeira" provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations.

Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the National Registry of Legal Entities, or CNPJ. This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the "Final Beneficiary" in each CNPJ, which is defined as the natural person who ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 1,863, dated December 27, 2018.

In addition, Normative Ruling No. 1,681 was enacted on December 28, 2016 providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service, or RFB, which in its turn is also expected to exchange such information with other countries' tax authorities.

Pursuant to FATCA, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, whose information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered "foreign pass through payments" made after December 31, 2018, with respect to the preferred shares or ADSs if such information is not duly provided by such a holder or beneficial owner (referred to under FATCA as a "recalcitrant account holder"). Even if withholding pursuant to clause (ii) would be required pursuant to FATCA or the IGA-BR with respect to such payments, such withholding would not apply prior to the date that is two years after the date on which final Treasury Regulations

defining foreign pass through payments are published. If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding.

The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs.

Taxation of Closed Investment Funds

Provisional Measure No. 806 issued on October 30, 2017, intended to extinguish the tax deferral regime applicable to closely held investment funds and subject them to taxation, was not converted into law. As a consequence, it was repealed.

Currently, the Brazilian Congress is discussing a broad tax reform which may include changes to the taxation of investment funds such as the extinction of the tax deferral regime applicable to certain types of funds, among other provisions. There is no clarity as to when or whether such reform may ultimately be enacted.

Compensation of Directors and Officers of Financial Institutions

According to rules of the CMN, Brazilian financial institutions are required to have a compensation policy. If variable compensation is to be paid to management, at least 50% of the total compensation should be paid in shares or share-based instruments and at least 40% of the total compensation should be deferred for future payment for at least three years. If the institution records a significant decrease in the realized recurring profit or a negative result during the deferral period, the deferred and unpaid portions of the compensation may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus) in order to minimize the loss incurred by the financial institutions and their stockholders, except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Group, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the Malus even in these cases.

Our compensation policy, applicable to directors and officers in Brazil (constituting the major part of the management population of the Itaú Unibanco Group), complies with CMN's regulatory requirements. Our compensation principles and practices worldwide comply with each local regulation and seek to increase alignment between the interests of our stockholders and our management.

Establishment of a Succession Policy

Brazilian financial institutions and other institutions authorized to operate by the Central Bank are required to implement and maintain internal policies for the succession of its management, which shall cover recruiting, promotion, election, and retention processes, based on the institution's rules that regulate the identification, evaluation, and training of senior management positions.

Recent Developments on Prudential Regulation Referring to Credit, Market and Operational Risk

On March 16, 2022, the Central Bank published Resolution No. 229, which comes into effect by July 2023. Aligned with Basel III framework, this new rule implements the minimum standard of the BCBS for calculating the capital requirement related to credit risk according to standardized approach (RWACPAD). This new regulation will replace Central Bank Circular No. 3,644, of March 4, 2013, pursuant to "Basel III" requirements.

The regulation increases the granularity of the weights applicable to exposures, bringing refinements in the differentiation in credit risk to the prudential framework. The regulation is addressed to financial institutions classified in Segments 1 (S1) to Segment 4 (S4), which currently opt for the standardized approach for credit risk.

On December 11, 2020, the Central Bank also launched Public Consultation No. 81/2020, which ended on February 9, 2021, on a proposal for a rule contemplating the first phase - of a total of four planned phases - of the process of reviewing the prudential standard for determining the capital requirement related to the trading book, as provided for in Basel III. Public Consultation No. 81/2020 resulted in the issuance of CMN Resolution No. 4,926, of June 24, 2021. This first phase contains the requirements related to the boundaries between trading book and the banking book and also risk management process, including improvements in governance and the identification of financial instruments classified in the trading portfolio.

The proposed changes relate to the local adoption of the new regulatory framework for market risk, also known as the Fundamental Review of the Trading Book (FRTB), part of the Basel III set of measures. The new set of

regulations apply to institutions classified in Segments S1 (such as us) to S4, according to Resolution No. 4,553, of January 30, 2017.

Further, on September 29, 2022, the Central Bank issued Resolution No. 5,038, which amended Resolution No. 4,958 of October 21, 2021, to create a new portion of risk-weighted assets (RWA), called RWADRC, which is needed in order to address the second phase of BCBS' market risk framework, specifically for calculating the capital required for exposures to default risk of financial instruments classified in the trading book.

Finally, the Central Bank has recently launched Public Consultation No. 92/2022, about internal models for credit risk (IRB), as well as Public Consultation No. 94/2022 and Public Consultation No. 95/2023, both regarding a new capital methodology for the calculation of operational risk. Public Consultation No. 92/2022 was finalized on October 9, 2022 and Public Consultations No. 94/2022 and 95/2023 are still active, with final rules being related to all said consultations still pending issuance.

Insurance Regulation

With governmental approval, insurance companies in Brazil may offer all types of insurance (except for workers' compensation insurance) directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil.

Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the rules of the regulatory bodies (CNSP and SUSEP), and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

Bank Secrecy

Brazilian financial institutions must maintain the secrecy of banking operations and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. The only circumstances in which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following:

- the disclosure of information with the express consent of the interested parties;
- the exchange of information between financial institutions for record purposes;
- the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors;
- the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities;
- the disclosure of some information established by law to tax authorities; and
- the disclosure of information in compliance with a judicial order.

Complementary Law No. 105/01 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

The governments of Brazil and the United States executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax, or the 2007 Agreement. Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

b. main aspects related to the issuer's compliance with legal and regulatory obligations related to environmental and social issues

The recent set of regulations issued by regulators supervising Itaú Unibanco's activities in relation to Environmental, Social and Climate topics, with the aim at integrating such factors into the risk management of financial institutions and their strategy of opportunities, are as follows:

• CMN Resolution No. 4,945/2021, which provides for financial institutions to establish a Social, Environmental and Climate Responsibility Policy (PRSAC) to guide the institutions' social, environmental and climate actions while running their business, activities and relationships with clients and other users of their products and services, as well as suppliers and investors. The responsibility policy must also guide the financial institution's relationship with its employees and any other parties affected by the former's activities. The PRSAC must take into account the impacts, strategic goals and business opportunities for the financial institutions in connection with environmental, social and climate issues. Financial institutions must also implement actions aimed at the PRSAC's effectiveness. Itaú Unibanco's Environmental, Social and Climate Responsibility Policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/) > Itaú Unibanco > Corporate Governance > Rules and Policies > ESG Information.

• CMN Resolution No. 4,943/2021, which amended CMN Resolution No. 4,557/2017, with the purpose of highlighting and distinguishing environmental, social and climate risks required for the identification, measurement, assessment, monitoring, reporting, control and mitigation in connection with the risk management structure of financial institutions, since such risks have potential to materialize through traditional risk types. This new rule provides for specific definitions to such risks by using new and modern concepts, such as the inclusion of the two main components of climate risks – physical and transition – already recognized by international ESG standards. The amended rule also addresses the identification and monitoring of environmental, social and climate risks incurred by financial institutions, resulting not only from their products, services and activities, but also from the activities performed by their counterparties, controlled entities, suppliers and service providers, based on responses proportional to the materiality of identified risks. These new provisions were included in Itaú Unibanco's internal policies and processes.

• Resolution No. 139/2021, regulating the disclosure of a Report on Social, Environmental and Climate Risks and Opportunities (GRSAC Report) that must include information on environmental, social and climate risk-related topics, as follows: risk management governance; actual and potential impacts of risks on the strategies adopted by the Institution in business and risk and capital management; and risk management processes. The GRSAC Report must be published annually as of December 31, within a maximum period of ninety (90) days after such base date, and made available on the financial institutions' websites for a five-year period. A period of one hundred eighty (180) days is allowed for the disclosure of the GRSAC Report in relation to the December 2022 base date, and of one hundred twenty (120) days in relation to the December 2023 base date. The rules for the GRSAC Report are set forth by Central Bank Instruction No. 153/2021.

• Resolution No. 151/2021, which regulates the submission of environmental, social and climate risks information, addressed by CMN Resolutions No. 4,557/2017 and 4,945/2021, to the Central Bank of Brazil by authorized institutions. The new rule applies to institutions classified in Segments S1 (such as us), S2, S3 or S4; the information to be sent to the Central Bank of Brazil refers to the assessment of environmental, social and climate risks associated to its exposures in loan and securities operations, as well as the corresponding debtors in these operations. The information to be sent includes the identification, economic sector, aggravating and mitigating risks, and assessment of environmental, social and climate risks, among others. This information is sent semi-annually by Itaú Unibanco to the Central Bank of Brazil.

• SUSEP Circular No. 666/2022, which provides for sustainability requirements to be met by insurance companies, open private pension entities, capitalization companies and local reinsurers. Supervised companies must implement an environmental, social and climate risk management structure, and a sustainability policy and report, in accordance with the resolutions published by the Central Bank of Brazil highlighted above, such as the PRSAC already published by Itaú Unibanco, applicable to the activities of the company and its controlled companies.

c. dependence on any material patents, trademarks, licenses, concessions, franchises, and royalty contracts for the development of activities

Trademarks

Trademarks owned by the Issuer and controlled companies have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer's and controlled companies' activities.

Patents

Patents owned by the Issuer and controlled companies have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer's and controlled companies' activities.

d. financial contributions, stating the corresponding amounts, made directly or through third parties:

i. to incumbents or candidates for political office

In accordance with Law No. 9,504/1997, as amended by the Electoral Reform (Law No. 13,165/2015), our internal donation policy prohibits legal entities from donating to candidates for office and political parties. This Policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/) > Itaú Unibanco > Corporate Governance > regulatory and policies > Policy on Governmental and Institutional Relations.

ii. to political parties

In accordance with Law No. 9,504/1997, as amended by the Electoral Reform (Law No. 13,165/2015), our internal donation policy prohibits legal entities from donating to candidates for office and political parties. This Policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/) > Itaú Unibanco > Corporate Governance > regulatory and policies > Policy on Governmental and Institutional Relations.

iii. to fund activities to influence public policy decision-making, notably the content of regulatory acts

Amounts are reported in the ESG and integrated annual report 2022, in the amount of R$1.5 million.

1.7. With respect to the countries in which the issuer generates substantial revenue, please identify:

a. revenue arising from clients from the country where the issuer is headquartered and their share in the issuer's total net revenue

b. revenue arising from clients from each foreign country and their share in the issuer's total net revenue

Not applicable, as our revenues are strongly concentrated in Brazil (they account for approximately 76% of total revenue) and no individual country has a share deemed significant by the Issuer. The share of revenues earned in the 17 countries abroad account for approximately 24% of Itaú Unibanco Holding's total revenue. For further information, please see Note 30 "Segment Information" to the Financial Statements under IFRS.

1.8. With respect to the foreign countries disclosed in item 1.7, describe relevant impacts arising from the regulation of these countries on the issuer's business

The Issuer has not had substantial revenues from countries other than Brazil.

1.9. With respect to environmental, social and corporate governance (ESG) information, state:

a. whether the issuer discloses ESG information in an annual report or other specific document for this purpose

b. the methodology or standard followed in the preparation of this report or document

c. whether this report or document is audited or reviewed by an independent entity, identifying that entity, if applicable

d. the Internet pages on which this information can be found

e. whether the report or document prepared takes into account the disclosure of a materiality matrix and ESG KPIs (key performance indicators), and any material indicators for the issuer

f. whether the report or document takes into account the Sustainable Development Goals (SDGs) established by the United Nations and any material SDGs for the issuer's business

g. whether the report or document takes into account the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) or financial disclosure recommendations of other recognized entities related to climate issues

h. whether the issuer carries out inventories of greenhouse gas (GHG) emissions, indicating, if applicable, the scope of inventoried emissions and the internet page where additional information can be found

i. issuer's explanation of the following conducts, if applicable:

i. non-disclosure of ESG information

ii. non-adoption of a materiality matrix

iii. non-adoption of ESG KPIs (key performance indicators)

iv. failure to audit or review ESG information disclosed

v. failure to take into account SDGs or to adopt recommendations on climate issues, issued by TCFD or other recognized entities, in the disclosed ESG information

vi. failure to carry out inventories of greenhouse gas (GHG) emissions

ESG information that is material to the company's performance is published annually in the Integrated Annual Report, as well as in the ESG Report, an annual document dedicated exclusively to sustainability information reporting. The ESG Report presents indicators adhering to Global Reporting Initiative (GRI) guidelines and Sustainability Accounting Standards Board (SASB) indicators. This report is assured by an external audit firm. The information reported is in line with the company's ESG strategy, which is the result of a process of surveying material topics through inquiries with stakeholders and prioritization of topics which led to the establishment of Positive Impact Commitments, which guide the organization's ESG strategy and the resulting transparency of the most significant indicators disclosed in our reports. In the ESG Report, these commitments are linked to the UN's Sustainable Development Goals (SDG), therefore identifying the SDGs that are most material for our strategy. We also follow the recommendations of the Task Force for Climate Disclosure (TCFD) on climate change management and present a summary of our management structure based on the TCFD's four pillars: governance, strategy, risk management, and metrics and targets. We aim at the ongoing evolution in climate reporting, and that is why we publish updates and recurring reports on our Investor Relations website on the advancement of Itaú Unibanco's climate agenda. We carry out an annual greenhouse gas (GHG) inventory, also assured by a third party, and publish our carbon emissions in the ESG Report. The ESG Report, the main sustainability reporting document, and the Integrated Annual Report (which also contains sustainability information) can be found on Itaú Unibanco's Investor Relations website at the following link: https://www.itau.com.br/relacoes-com-investidores/relatorio-anual/2022/en/

1.10. If the issuer is a semi-public corporation, please identify:

a. the public interest that justified its incorporation

Not applicable, since the Company is not a mixed corporation.

b. issuer's operations in compliance with public policies, including universalization targets, identifying:

i. government programs carried out in the previous year, those established for the current year, and those determined for the next fiscal years, the criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in "a"

ii. with respect to the above-mentioned public policies, the investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions

iii. estimated impacts of the above-mentioned public policies on the issuer's financial performance or a statement that no analysis of the financial impact of the above-mentioned public policies was conducted

Not applicable, since the Company is not a mixed corporation.

c. Pricing process and rules applicable to establishing fees

Not applicable, since the Company is not a mixed corporation.

1.11. Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer's business

All disposals and acquisitions of significant assets were duly described in item 2.4 b) of this Reference Form.

1.12. State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found

2022

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco Holding S.A. ("Company").
Main business conditions	According to the Company's Extraordinary General Stockholders' Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard. The Company is constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard. This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted.
Companies involved	Itaú Unibanco Holding S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAÚ CHILE (CURRENT DENOMINATION OF ITAÚ CORPBANCA)

Event	Increase in the equity interest in Banco Itaú Chile
Main business conditions	On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile's total voting capital. On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of Itaú Unibanco Holding S.A. ("IUH") approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition by IUH or its affiliates, of up to all of the outstanding shares ("Shares") issued by Banco Itaú Chile (a financial institution headquartered in Santiago, Chile), including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Banco Itaú Chile's total voting capital. It is worth mentioning that IUH is already the controlling stockholder, through itself and its affiliates, of Banco Itaú Chile, in which it currently holds 65.62% of total voting capital. The tender offer described herein has not yet commenced. The tender offer is expected to be conducted in the first half of 2023 concurrently (i) in Chile, for all stockholders of Banco Itaú Chile; and (ii) in the United States of America for all holders of ADSs and U.S. holders who hold Shares directly in Itaú CorpBanca. The acquisition of these Shares is subject to compliance with conditions

	usual for this type of transaction, including obtaining applicable regulatory approvals from the Central Bank of Brazil and CMF.
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú Chile (formerly named Itaú CorpBanca)
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

AVENUE HOLDING CAYMAN LTD

Event	Purchase of the controlling interest in Avenue Holding Cayman Ltd ("Avenue").
Main business conditions	According to the Material Fact disclosed on July 8, 2022, Itaú Unibanco S.A., through itself and its controlled companies, announced the purchase and sale of shares with Avenue Controle Cayman Ltd and other selling stockholders, providing for the purchase of the controlling interest in Avenue Holding Cayman Ltd. After regulatory approvals, Itaú Unibanco will initially acquire 35.0% of Avenue's total voting capital, through a capital contribution of R$160 million and the secondary acquisition of shares, which total approximately R$493 million. After two years of the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1%, for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of total voting capital. After five years of the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by Avenue's current stockholders. Avenue holds a U.S. digital securities broker, established four years ago to widen the access of Brazilian investors to the international market. It currently has over 229,000 active clients, 492,000 enabled accounts and approximately R$6.4 billion under custody. This transaction strengthens Itaú Unibanco's strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the channels most suitable for every client profile. Avenue's business will continue to be managed and run separately from Itaú Unibanco, which, in turn, will become one of the institutions to make Avenue's services available to its clients abroad. The completion of this transaction is subject to approval from applicable regulatory bodies.
Companies involved	Itaú Unibanco S.A., Avenue Controle Cayman Ltd, and Avenue Holding Cayman Ltd.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders.

ORBIA

Event	Purchase of equity interest in Rede Agro Fidelidade e Intermediação S.A ("Orbia")
Main business conditions	According to the Announcement to the Market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% interest equity in the capital stock of Rede Agro Fidelidade e Intermediação S.A. ("Orbia"), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. have equity interests as well. This transaction was completed on April 28, 2023.
Companies involved	Itaú Unibanco S.A., Bayer S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

TOTVS S.A.

Event	Creation of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A ("TOTVS") clients, supported by TOTVS distribution channels and software, to be developed through the company called TOTVS TECHFIN S.A. ("Company") which will be directly held by ITAÚ and TOTVS.
Main business conditions	On April 12, 2022, through Itaú Unibanco S.A. ("ITAÚ"), we entered into a Partnership and Investment Agreement and Other Covenants ("Investment Agreement") with TOTVS S.A. to set up a partnership to be developed through a company named TOTVS Techfin S.A., which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS's management systems focused on corporate clients and their entire supply chain, clients and employees. Once the transaction is completed, ITAÚ will become the holder of 50% of the Company's total voting capital, while TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and the Board of Officers, who will have equal composition, as well as other rights and obligations provided for in the stockholders' agreement to be executed on the transaction date. In consideration of this equity interest in capital stock, ITAÚ will disburse R$610 million, broken down into primary contribution of two hundred million reais (R$200,000,000.00) paid to the Company and a secondary installment of four hundred ten million reais (R$410,000,000.00) paid to TOTVS. After five years of the completion of the operation provided for in the Investment Agreement, ITAÚ may pay TOTVS up to R$450 million as a complementary price (earn-out) if the Company achieves certain targets linked to its growth and performance targets. Additionally, ITAÚ will contribute to funding current and future operations, as well as provide its expertise in credit and development of new products. Meanwhile, TOTVS will contribute with assets of its current TECHFIN operation. The operation will create a company that will merge technology and financial solutions, adding the supplementary expertise of stockholders to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

	The combination of the capabilities of ITAÚ and TOTVS will also enable the Company to explore new opportunities in a customized and contextualized manner, anticipating clients' needs, and already aligned with the strategy and evolutions of the market arising from Open Finance to companies. Additionally, this partnership strengthens the leading position of ITAÚ and TOTVS in the digital transformation and evolution of the financial industry. The completion of this operation is subject to regulatory approvals, as well as the fulfillment of other conditions usual in such deals.
Companies involved	Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A., and Supplier Administradora de Cartão de Crédito S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders.

IDEAL HOLDING FINANCEIRA S.A.

Event	Acquisition of controlling interest in Ideal Holding Financeira S.A. and indirectly in its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").
Main business conditions	According to the Material Fact disclosed on January 13, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers") for the acquisition of controlling interest in Ideal Holding Financeira S.A. and indirectly in its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). This purchase will be carried out in two tranches over five years. In the first tranche, held on March 31, 2023, after obtaining due regulatory approvals, Itaú Unibanco, through Itaú Corretora de Valores Mobiliários S.A., acquired 50.1% of total voting capital of Ideal, through a primary contribution and a secondary acquisition of shares totaling approximately R$650 million, becoming the holder of the company's control. After five years, Itaú Unibanco will be able to exercise the call option for the remaining equity interest (49.9%) of Ideal's capital stock. This transaction strengthens Itaú Unibanco's investment ecosystem and will enable (i) notably, to have Ideal's professionals' talent and expertise, renowned for their skill to innovate in this industry, (ii) the offer of financial products and services ("broker as a service") under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. Ideal's business will be managed and run independently from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider.
Companies involved	Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments UK Limited, Ideal Holding Financeira S.A., and Ideal Corretora de Títulos e Valores Mobiliários S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent	There will be no change in the Issuer's corporate structure.

company, stockholders holding more than 5% of the capital, and management members	
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders.

XP INC.

Event	Acquisition of equity interest in XP Inc., a company incorporated in Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. ("XP Investimentos"), which, in turn, consolidates all investments of XP Group ("XP Group", including XP Investmentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("XP Corretora").
Main business conditions	In December 2020, XP Inc. carried out a public stock offering (*follow-on*) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock. The Extraordinary General Stockholders' Meeting (ESM) held on January 31, 2021 resolved on the corporate restructuring aimed to segregate the business line represented by the interest in XP Inc's capital into a new company named XPart S.A., established with part of the investment currently owned by us at XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA), our stockholders were then entitled to an ownership interest in XPart SA in the same number, type and proportion of the shares they held in Itaú Unibanco Holding, as disclosed in the Material Fact of December 31, 2020. The completion of this transaction was subject to regulatory approval to be obtained by our controlling stockholders. On May 28, 2021, the approval from the Federal Reserve Board ("Fed") was obtained, effective on May 31, 2021, the date in which the legal and accounting segregation of Itaú Unibanco Holding and XPart came into force. The share of XP Inc's capital held by XPart S.A. totaled then roughly 40.52%, totaling R$9,371 million on December 31, 2020. On July 27, 2021, after obtaining the operation approval from the Central Bank of Brazil, XPart S.A.'s articles of association were registered before the São Paulo State's Board of Trade (JUCESP). XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa S.A. announced to the market on May 28, 2021 that they had reached a final understanding regarding the merger to be resolved at the general stockholders' meetings of XP Inc. and XPart. Soon after XPart S.A. was registered with JUCESP on August 20, 2021, XP and XPart announced that the General Stockholders' Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021. The merger was approved by the stockholders of both XPart and XP, at the corresponding Merger Extraordinary Stockholders' Meetings, and as a result the shares issued by Itaú Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, granted the right for the receipt of (a) Class A shares issued by XP Inc. to the Company's controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs); and (b) Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares to the remaining stockholders of XPart stockholders. The Bank of New York, the depositary bank

	for Itaú Unibanco's ADRs, suspended the issuance and cancellation of these securities from the closing of the trading session on September 28, 2021 to the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During that period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco preferred shares deposit their shares in order to receive ADRs. However, the closing of the issuance and cancellation books did not affect the trading in Itaú Unibanco ADRs, which continued to take place normally during that period. Information on the exercise of the right of dissent and appraisal in connection with XPart shares, due to the merger into XP, is found in the General Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. According to the purchase agreement entered into in 2017, on April 29, 2022 we acquired an additional stake corresponding to approximately 11.36% of XP Inc.'s capital, after obtaining the applicable regulatory approvals. On June 7, 2022, we disposed of an 1.21% interest equity in XP Inc.'s total capital stock for US$153.7 million. On that same date, we entered into a share purchase agreement with XP Inc. to dispose another 0.19% of the XP Inc's total capital stock, with this transaction completed on June 9, 2022. With these sales, we became the holders of 9.96% equity interest in XP Inc's total capital stock.
Companies involved	ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

1.13. State any execution, termination of or amendment to stockholders' agreements and any documents in which more detailed information can be found.

Itaúsa (a company controlled by the Egydio de Souza Aranha Family) and Cia. E. Johnston (a company owned by the Moreira Salles family) have a stockholders' agreement that governs their relationships with IUPAR, Itaú Unibanco Holding and their controlled companies.

This stockholders' agreement was executed on January 27, 2009, is valid for twenty (20) years, and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise in writing at least one year prior to the end of each agreement term.

This stockholders' agreement is available on our Investor Relations page: https://www.itau.com.br/relacoes-com-investidores/itau-unibanco/corporategovernance/regulatory and policies/

1.14 State any significant changes in the running of the issuer's business

Itaú Unibanco's management structure

The Annual General Stockholders' Meeting held on April 25, 2023 approved, to make up the Board of Directors, the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto

Egydio Setubal, all of them to the current annual term of office in effect until the 2024 Annual General Stockholders' Meeting.

Additionally, the current structure of our Executive Committee, elected by the Board of Directors, is mainly aimed to bring the Executive Committee closer to business and therefore streamline the Company's operation and management model, allowing greater autonomy and speed in the decision-making process. The Executive Committee is composed of Alexandre Grossmann Zancani, Alexsandro Broedel Lopes, André Luís Teixeira Rodrigues, Carlos Fernando Rossi Constantini, Carlos Orestes Vanzo, Flávio Augusto Aguiar de Souza, José Virgilio Vita Neto, Marina Fagundes Bellini, Matias Granata, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra, and Sergio Guillinet Fajerman.

1.15 Identify any material agreements entered into by the issuer and its controlled companies not directly related to their operating activities

In 2022, we executed a 10-year contract worth R$1.033 billion for the distributed generation of solar energy to supply more than 1,500 branches. The materiality criteria are annualized amounts above 0.5% of Itaú Unibanco Holding S.A.'s equity (calculated based on the financial statements under IFRS as of December 31, 2022: R$886.7 million).

1.16. Supply other information that the issuer may deem relevant

None.

2. Executive Officers' Comments

2.1. Executive officers should comment on:

a) Financial and equity positions in general

The financial information found in item 2 (Executive Officers' Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business.

Balance Sheet

We present below our summarized balance sheet as of December 31, 2022 and December 31, 2021. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of		Variation	
	December 31, 2022	December 31, 2021	R$ million	%
	(In millions of R$)			
Cash	35,381	44,512	(9,131)	(20.5)
Financial assets at amortized cost	1,586,992	1,375,782	211,210	15.4
Compulsory deposits in the Central Bank of Brazil	115,748	110,392	5,356	4.9
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	500,686	387,406	113,280	29.2
Loan and lease operations portfolio	909,422	822,590	86,832	10.6
Other financial assets	111,823	96,473	15,350	15.9
(-) Provision for Expected Loss	(50,687)	(41,079)	(9,608)	23.4
Financial assets at fair value through other comprehensive income	121,052	105,622	15,430	14.6
Financial assets at fair value through profit or loss	464,682	434,169	30,513	7.0
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	55,853	50,688	5,165	10.2
Tax assets	59,480	58,433	1,047	1.8
Total assets	**2,323,440**	**2,069,206**	**254,234**	**12.3**

<u>December 31, 2022, compared to December 31, 2021.</u>

Total assets increased by R$254,234 million, or 12.3%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in financial assets at amortized cost. This result is further described below:

Financial assets at amortized cost increased by R$211,210 million, or 15.4%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and loan and lease operations portfolio.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$113,280 million, or 29.2%, as of December 31, 2022 compared to December 31, 2021, mainly due to increases of: (i) R$71,569 million in securities, mainly in Brazilian government securities, rural product note *(Cédula do Produtor Rural)* and debentures; and (ii) R$52,061 million in securities purchased under agreements to resell.

Please see "Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell" and "Note 9 - Financial assets at amortized cost – Securities" to our audited consolidated financial statements for further details.

Loan and lease operations portfolio increased by R$86,832 million, or 10.6%, as of December 31, 2022, compared to December 31, 2021. The increase of R$67,567 million in our individuals loan portfolio, mainly driven by increases of 20.4%, or R$23,046 million in credit cards, and 24.4%, or R$20,609 million in mortgage loans.

Loanand Lease Operations, by asset type	Year ended December 31 2022	2021	2022 x 2021
	(In millions of R$)		%
Individuals	**400,103**	**332,536**	**20**
Credit Card	135,855	112,809	20
Personalloan	53,945	42,235	27
Payroll loans	73,633	63,416	16
Vehicles	31,606	29,621	6
Mortgage loans	105,064	84,455	24
Corporate	**139,268**	**135,034**	**3**
Micro/Small and Medium Businesses	**164,896**	**149,970**	**10**
Foreign Loans Latin America	**205,155**	**205,050**	**0**
Total Loan operations and lease operations portfolio	**909,422**	**822,590**	**10**

Please see "Note 10 – Loan and Lease Operations" to our audited consolidated financial statements for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders' equity as of December 31, 2022 and December 31, 2021. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of December 31, 2022	December 31, 2021	Variation R$ million	%
	(In millions of R$)			
Financial Liabilities	1,836,690	1,621,786	214,904	13.3
At Amortized Cost	1,755,498	1,553,107	202,391	13.0
Deposits	871,438	850,372	21,066	2.5
Securities sold under repurchase agreements	293,440	252,848	40,592	16.1
Interbank market funds, Institutional market funds and other financial liabilities	590,620	449,887	140,733	31.3
At Fair Value Through Profit or Loss	77,508	63,479	14,029	22.1
Provision for Expected Loss	3,684	5,200	(1,516)	(29.2)
Provision for insurance and private pensions	235,150	214,976	20,174	9.4
Provisions	19,475	19,592	(117)	(0.6)
Tax liabilities	6,738	6,246	492	7.9
Other liabilities	48,044	42,130	5,914	14.0
Total liabilities	**2,146,097**	**1,904,730**	**241,367**	**12.7**
Total stockholders' equity attributed to the owners of the parent company	**167,953**	**152,864**	**15,089**	**9.9**
Non-controlling interests	9,390	11,612	(2,222)	(19.1)
Total stockholders' equity	**177,343**	**164,476**	**12,867**	**7.8**
Total liabilities and stockholders' equity	**2,323,440**	**2,069,206**	**254,234**	**12.3**

Total liabilities and stockholders' equity increased by R$254,234 million, or 12.3%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase in interbank market funds, institutional market funds and other financial liabilities, securities sold under repurchase agreements, and deposits. These results are detailed as follows:

Deposits increased by R$21,066 million as of December 31, 2022, compared to December 31, 2021, mainly due to an increase of R$67,164 million in time deposits, partially offset by a decrease of R$40,529 million in demand deposits.

Please see "Note 15 – Deposits" to our audited consolidated financial statements for further details.

Securities sold under repurchase agreements increased by R$40,592 million, or 16.1%, as of December 31, 2022, compared to December 31, 2021, mainly due to an increase of R$22,414 million in right to sell or repledge the collateral, and an increase of R$22,339 million in assets received as collateral.

Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds" to our audited consolidated financial statements in IFRS for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$140,733 million, or 31.3%, as of December 31, 2022 compared to December 31, 2021, mainly due to an increase of R$117,442 million in interbank market funds, as a result of the following increases: (i) R$42,546 million in financial bills; (ii) R$37,031 million in real estate bills; and (iii) R$22,582 million in rural credit bills.

Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds" to our audited consolidated financial statements in IFRS for further details.

b) Capital structure

On December 31, 2022, capital stock is represented by 9,804,135,348 (9,804,135,348 on December 31, 2021) portfolio-entry shares with no par value, of which 4,958,290,359 (4,958,290,359 on December 31, 2021) are common and 4,845,844,989 (4,845,844,989 on December 31, 2021) are preferred shares with no voting rights but entitled to tag-along rights, in the event of a transfer of control, in the event of a public offering of shares, at a price equal to eighty percent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$90,729 million (R$90,729 million on December 31, 2021).

In the past two fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows:

In R$ Millions	**12/31/2022**	**% of Total liabilities and stockholders' equity**	**12/31/2021**	**% of Total liabilities and stockholders' equity**
Stockholder's equity (1)	177,343	7.6%	164,476	7.9%
Third parties' capital (2)	2,146,097	92.4%	1,904,730	92.1%
Total equity	**2,323,440**	**100.0%**	**2,069,206**	**100.0%**

(1) Includes minority interest in subsidiaries

(2) Total liabilities exclusing stockholders' equity

Capital-to-risk-weighted assets ratio

As of December 31, 2022, our Total Capital reached R$185,415 million, an increase of R$15,618 million compared to December 31, 2021. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 15.0%, as of December 31, 2022, an increase of 30 basis points compared to 14.7% as of December 31, 2021, mainly due to the income for the period offset by the increase in credit risk-weighted assets and the prudential and equity adjustments.

Additionally, the Fixed Assets Ratio (*Índice de Imobilização*) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2022, our Fixed Assets Ratio reached 19.9%, which presents a buffer of R$55,748 million.


13.2%
1.6%
11.7%
Tier I
Sep-22
0.3%
Net Income in the quarter, dividends and Interest on Own Capital
-0.2%
Risk-Weighted Assets¹
0.1%
Prudential and Equity Adjustments
13.5%
1.5%
11.9%
Tier I
Dec-22
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period

Our Tier I ratio increased 30 basis points in relation to September 30, 2022 driven by the net income for the period, and the prudential and equity adjustments, partially offset by the higher volume of credit risk-weighted assets.

Please see "Note 32 – Risk and Capital Management" of our audited consolidated financial statements for further details about regulatory capital.

[1] The Total Capital consists of the sum of three items, named: (i). Main Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii). Complementary Capital: composed of perpetual instruments that meet the eligibility requirements. Added to Main Principal, it makes up Level I; and (iii). Level II: composed of subordinated debt instruments with defined maturity that meet the eligibility requirements. Added to Main and Complementary Capital, it makes up Total Capital.

c) Payment capacity in relation to financial commitments assumed

We ensure our full capacity to honor payments with respect to financial commitments assumed and we manage our liquidity reserves by way of estimates of funds that will be available for investments, taking into account business continuity under normal conditions.

Liquidity risk is controlled by a department independent from the business areas, which is responsible for defining the set-up of the reserve by proposing assumptions for the behavior of cash flows in different periods, proposing and monitoring liquidity risk limits consistent with the institution's risk appetite, informing about any noncompliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting the information required by regulatory bodies. All activities are assessed by independent validation, internal controls and audit departments.

Furthermore, and in accordance with CVM requirements and rules of the Central Bank of Brazil, we monthly deliver our Liquidity Risk Statements (DLR) to the Central Bank of Brazil. The following items are regularly prepared and submitted to senior management for monitoring and supporting decision-making:

- Different projects for the evolution of liquidity capacity;
- Contingency plans for crisis situations;
- Reports and graphs that describe risk positions;
- Assessment of funding cost and alternative funding sources;
- Monitoring funding diversification through constant control over funding sources, considering the type of investor and term, among other factors.

The table below shows assets and liabilities according to remaining contractual terms, considering non-discounted flows.

In millions of R$

Undiscounted future flows, except for derivatives which are fair value	12/31/2022					12/31/2021				
Financial assets [1]	0 - 30	31 - 365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Cash	35,381	-	-	-	35,381	44,512	-	-	-	44,512
Interbank investments	225,253	57,085	1,797	1,493	285,628	195,260	32,238	4,535	1,670	233,703
Securities purchased under agreements to resell – Collateral held [2]	46,146	9,912	-	116	56,174	32,435	-	-	-	32,435
Securities purchased under agreements to resell – Collateral repledge	138,381	30,926	-	-	169,307	105,875	19,355	-	-	125,230
Interbank deposits [4]	40,726	16,247	1,797	1,377	60,147	56,950	12,883	4,535	1,670	76,038
Securities	214,486	55,033	28,743	230,772	529,034	158,915	30,191	45,156	223,244	457,506
Government securities - available	188,251	-	2	-	188,253	145,989	453	483	6,737	153,662
Government securities – under repurchase commitments	6,196	27,370	12,194	37,632	83,392	1,337	13,446	27,132	35,575	77,490
Private securities - available	19,995	24,066	11,986	128,862	184,909	11,247	13,349	12,062	133,385	170,043
Private securities – under repurchase commitments	44	3,597	4,561	64,278	72,480	342	2,943	5,479	47,547	56,311
Derivative financial instruments - Net position	22,572	15,577	10,093	29,966	78,208	15,492	17,924	8,826	26,803	69,045
Swaps	4,866	5,499	8,261	28,276	46,902	1,820	3,803	7,341	25,050	38,014
Options	15,610	6,649	802	610	23,671	10,599	9,216	683	754	21,252
Forwards	460	135	-	6	601	1,595	1,513	3	-	3,111
Other derivatives	1,636	3,294	1,030	1,074	7,034	1,478	3,392	799	999	6,668
Loan and lease operations [3]	93,627	314,332	154,386	334,402	896,747	77,663	282,913	135,840	315,004	811,420
Other financial assets	3	314	91	967	1,375	-	144	5	8	157
Total financial assets	591,322	442,341	195,110	597,600	1,826,373	491,842	363,410	194,362	566,729	1,616,343

1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 115,748 (R$ 110,392 at 12/31/2021), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.
2) Net of R$ 14,578 (R$ 9,266 at 12/31/2021) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.
3) Net of payment to merchants of R$ 109,981 (R$ 92,011 at 12/31/2021) and the amount of liabilities from transactions related to credit assignments R$ 772 (R$ 1,004 at 12/31/2021).
4) Includes R$ 28,108 (R$ 40,221 at 12/31/2021) related to Compulsory Deposits with Central Banks of other countries.

In millions of R$

Undiscounted future flows, except for derivatives which are fair value	12/31/2022					12/31/2021				
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Deposits	370,101	138,908	66,162	405,977	981,148	397,416	96,669	95,397	350,792	940,274
Demand deposits	117,587	-	-	-	117,587	158,116	-	-	-	158,116
Savings deposits	179,764	-	-	-	179,764	190,601	-	-	-	190,601
Time deposit	66,750	134,941	66,161	405,977	673,829	46,938	94,040	95,149	350,791	586,918
Interbank deposits	1,022	3,967	1	-	4,990	933	2,629	248	1	3,811
Other deposits	4,978	-	-	-	4,978	828	-	-	-	828
Compulsory deposits	(49,497)	(17,084)	(8,119)	(41,048)	(115,748)	(49,924)	(12,461)	(11,797)	(36,210)	(110,392)
Demand deposits	(13,148)	-	-	-	(13,148)	(17,812)	-	-	-	(17,812)
Savings deposits	(27,923)	-	-	-	(27,923)	(25,807)	-	-	-	(25,807)
Time deposit	(8,426)	(17,084)	(8,119)	(41,048)	(74,677)	(6,305)	(12,461)	(11,797)	(36,210)	(66,773)
Securities sold under repurchase agreements [1]	297,853	1,900	6,597	15,387	321,737	265,184	5,615	7,020	5,943	283,762
Government securities	229,077	1,899	6,597	15,375	252,948	191,281	1,261	3,885	5,687	202,114
Private securities	23,709	1	-	12	23,722	26,141	3,621	2,775	18	32,555
Foreign	45,067	-	-	-	45,067	47,762	733	360	238	49,093
Funds from acceptances and issuance of securities [2]	10,532	52,792	61,847	152,502	277,673	2,986	35,346	30,927	83,967	153,226
Loans and onlending obligations [3]	35,747	70,549	10,734	11,284	128,314	9,875	71,278	9,491	12,868	103,512
Subordinated debt [4]	492	22,085	7,803	43,189	73,569	55	27,857	16,282	48,969	93,163
Derivative financial instruments - Net position	8,002	34,114	9,056	25,689	76,861	7,153	23,799	8,596	23,656	63,204
Swaps	2,835	5,114	7,344	23,775	39,068	1,562	3,970	6,944	22,170	34,646
Option	3,221	25,087	901	673	29,882	4,086	16,896	786	779	22,547
Forward	55	10	-	-	65	762	-	-	-	762
Other derivatives	1,891	3,903	811	1,241	7,846	743	2,933	866	707	5,249
Other financial liabilities	-	252	34	297	583	-	158	-	3	161
Total financial liabilities	675,350	302,967	153,854	611,957	1,744,137	632,745	248,261	155,916	489,988	1,526,910

1) Includes own and third parties' portfolios.
2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
3) Recorded in funds from interbank markets.
4) Recorded in funds from institutional markets.

d) Sources of funding used for working capital and investments in noncurrent assets

The table below shows our average deposits and borrowings for the 12-month periods ended December 31, 2022 and 2021:

Liabilities	Year ended December 31			
	2022		2021	
	Average balance	Average yield/rate	Average balance	Average yield/rate
	(In millions of R$, except percentages)			
Interest-bearing liabilities	**1,704,516**	**78.5%**	**1,557,003**	**77.3%**
Interest-bearing deposits	690,272	31.8%	667,407	33.1%
Savings deposits	183,203	8.4%	184,469	9.2%
Deposits from banks and time deposits	507,069	23.4%	482,938	24.0%
Securities sold under repurchase agreements	261,482	12.0%	249,691	12.4%
Interbank market debt and Institutional market debt	379,593	17.5%	299,712	14.9%
Interbank market debt	250,247	11.5%	161,931	8.0%
Institutional market debt	129,346	6.0%	137,781	6.8%
Reserves for insurance and private pension and Liabilities for capitalization plans	226,727	10.4%	221,084	11.0%
Other interest-bearing liabilities	146,442	6.7%	119,109	5.9%
Non-interest bearing liabilities	**296,123**	13.6%	**300,039**	14.9%
Non-interest bearing deposits	140,055	6.5%	145,306	7.2%
Other non-interest-bearing liabilities	156,068	7.2%	154,733	7.7%
Total stockholders' equity attributed to the owners of the parent company	**159,292**	7.3%	**146,678**	7.3%
Non-controlling interests	**10,062**	0.5%	**11,577**	0.6%
Total	**2,169,993**	**100.0%**	**2,015,297**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please see "Note 15 – Deposits" of our IFRS consolidated financial statements for further information about funding.

We may occasionally seek to settle or purchase our outstanding debt, including subordinated notes (subject to approval from the Central Bank of Brazil) and senior notes, through repurchases in the open market, privately negotiated transactions or otherwise. Occasional repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, canceled or resold and any resale thereof must be in compliance with applicable requirements or exemptions under relevant securities laws.

Some of our long-term debt allows for the acceleration of the outstanding principal balance upon the occurrence of specified events, which are ordinarily found in long-term financing agreements. Up to December 31, 2022, none of these events, including any events of default or failure to satisfy financial covenants, had occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. Furthermore, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding but are allowed to make deposits in the latter, which represent interbank certificates of deposit (CDIs). These restrictions have not had, and are not expected to have, a material impact on our ability to meet cash obligations.

The table below shows the breakdown of our sources of funding in consolidated figures on December 31, 2022 and 2021.

Breakdown of the main sources of funds	2022	% of total funding	2021	% of total funding
	(In millions of R$, except percentages)			
Deposits	**871,438**	**54.8**	**850,372**	**59.8**
Demand deposits	117,587	7.4	158,116	11.1
Savings deposits	179,764	11.3	190,601	13.4
Time deposits	564,215	35.5	497,051	34.9
Interbank deposits	4,894	0.3	3,776	0.3
Other deposits	4,978	0.3	828	0.1
Securities sold under repurchase agreements	**293,440**	**18.5**	**252,848**	**17.8**
Interbank market funds	**294,587**	**18.6**	**177,145**	**12.6**
Real estate credit bills	28,117	1.8	10,663	0.8
Rural credit bills	36,283	2.3	13,701	1.0
Financial bills	66,605	4.2	24,059	1.7
Guaranteed real estate bills	50,575	3.2	30,998	2.2
Import and export financing	101,152	6.4	86,948	6.1
On-lending-domestic	11,855	0.7	10,776	0.8
Institutional market funds	**129,382**	**8.1**	**138,636**	**9.8**
Subordinated debt	54,540	3.4	75,036	5.3
Foreing loans through securities	70,521	4.4	62,843	4.4
Funding from structured operations certificates	4,321	0.3	757	0.1
Total	**1,588,847**	**100.0**	**1,419,001**	**100.0**

e) Sources of funding for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management and sets broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comitê Superior de Risco de Mercado e Liquidez), composed of senior management members, is responsible for the strategic liquidity risk management to be in line with the board-approved liquidity risk framework and risk appetite. Upon setting our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury department is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by our Board of Directors and the CSRML. This includes the oversight responsibility for all business units operating outside of Brazil.

We keep separate liquidity pools at our Brazilian operations and at each of our foreign subsidiaries. Our Brazilian operations include the financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while being in compliance with the liquidity limits set by our senior management. In general, liquidity transfers between subsidiaries or between the head office and a subsidiary are very rare, except under very specific circumstances (e.g., targeted capital increases).

CMN regulations also set capital conservation and countercyclical buffers for Brazilian financial institutions, and their minimum percentages, as well as any sanctions and restrictions that apply in the case of noncompliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The table below shows our operational liquidity reserve on December 31, 2022 and 2021:

Operational Liquidity Reserve	As of December 31, 2022	As of December 31, 2021	2022 Average Balance[1]
	(In millions of R$)		
Cash	35,381	44,512	38,371
Securities purchased under agreements to resell – Funded position [2]	34,373	32,436	43,954
Unencumbered government securities [3]	189,279	152,099	164,887
Operational reserve	**259,033**	**229,047**	**247,212**

(1) Average calculated based on audited financial statements.

(2) Net of R$ 14.576 (R$ 9.266 at 12/31/2021), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank.

(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Management controls our liquidity reserves by projecting the funds that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in unusual market situations (i.e., stress scenarios).

Liquidity management makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity levels to meet present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to the effects of disruptions and volatility in global financial markets and economies in those countries where we do business, especially in Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as credit facilities which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

We present below a discussion of our LCR for the average of the three-month period ended on December 31, 2022, and NSFR as of December 31, 2022.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749, of March 5, 2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Liquidity Coverage Ratio	December 31, 2022	December 31,2021
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	325.269	307,280
Cash Outflows[2]	325,269	341,053
Cash Inflows[3]	361,902	147,960
Total Net Cash Outflows	164,104	193,093
LCR%	197,798	**159.1%**

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2022, was 164.4% and, accordingly, above the Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869, of December 19, 2017. The NSFR corresponds to the ratio of our available stable funds, or ASF, for the end of each period to our required stable funds, or RSF for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of December 31, 2022	As of December 31, 2021
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	1,151,750	1,016,989
Total Required Stable Funding (RSF)[2]	922,395	839,830
NSFR (%)	**124.9%**	**121.1%**

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2022, our ASF totaled R$1,151.8 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$922.4 billion, particularly due to loans and financings with wholesale business and retail business customers, central governments and transactions with central banks.

As of December 31, 2022, our NSFR was 124.9% and, accordingly, above Central Bank requirements.

f) Indebtedness ratios and characteristics of debts, also describing:

I – Significant loan and financing agreements

II - Other long-term relationships with financial institutions

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from the retail banking segment. Total funds from clients reached R$1,182.5 billion (R$1,068.6 billion on December 31, 2021), and noteworthy were time deposits. Of these total funds, 31.5%, or R$373.0 billion, are immediately available to clients. However, the historical behavior of the accumulated balance of the two largest items - demand deposits and savings deposits - is fairly consistent: the sum of balances grows over time and cash inflows are in excess of outflows when comparing the monthly flow averages. The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients.

R$ million

Funding from customers	12/31/2022			12/31/2021		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**360,548**	**871,438**		**402,930**	**850,372**	
Demand deposits	117,587	117,587	9.9%	158,116	158,116	14.8%
Savings deposits	179,764	179,764	15.2%	190,601	190,601	17.9%
Time deposits	57,365	564,215	47.7%	52,563	497,051	46.5%
Other	5,832	9,872	0.8%	1,650	4,604	0.4%
Funds from acceptances and issuance of securities (1)	12,436	256,495	21.8%	2,310	143,138	13.4%
Funds from own issue (2)	-	8	-	-	21	-
Subordinated debt	-	54,540	4.6%	-	75,036	7.0%
Total	**372,984**	**1,182,481**	**100.0%**	**405,240**	**1,068,567**	**100.0%**

1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.
2) Refers to deposits received under securities repurchase agreements with securities from own issue.

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, the many bankrupt estate creditors are repaid according to order of priority. Particularly in relation to debts comprising the Issuer's indebtedness, the following order of priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier 2 of the issuer's Referential Equity, and subordinated debt eligible to make up Tier 1 of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts have priority up to the limit of the asset pledged in guarantee, and they are deemed unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists among the many unsecured creditors or the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier 2 of the Issuer's Referential Equity is given priority in relation to creditors with subordinated debt eligible to make up Tier 1 of the Issuer's Referential Equity.

Funds raised with the issuance of subordinated debt securities are as follows:

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2022
Subordinated financial bills - BRL					
	982	2012	2022	IPCA + 5.15% to 5.60%	-
	20	2012	2022	IGPM + 4.63%	-
	2,146	2019	Perpetual	114% of SELIC	2,249
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,047
	50	2019	2028	CDI + 0.72%	62
	2,281	2019	2029	CDI + 0.75%	2,834
	450	2020	2029	CDI + 1.85%	550
	106	2020	2030	IPCA + 4.64%	138
	1,556	2020	2030	CDI + 2%	1,907
	5,488	2021	2031	CDI + 2%	6,478
	1,005	2022	Perpetual	CDI + 2.4%	1,041
				Total	**16,306**
Subordinated euronotes - USD					
	1,341	2012	2022	5.50%	-
	1,854	2012	2023	5.13%	9,735
	1,244	2017	Perpetual	7.72%	6,516
	750	2018	Perpetual	6.50%	3,985
	750	2019	2029	4.50%	3,932
	700	2020	Perpetual	4.63%	3,708
	500	2021	2031	3.88%	2,623
	200	2022	Perpetual	6.80%	3
				Total	**30,502**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	-
	180,351	2008	2033	3.50% to 4.92%	1,476
	97,962	2009	2035	4.75%	1,133
	1,060,250	2010	2032	4.35%	112
	1,060,250	2010	2035	3.90% to 3.96%	257
	1,060,250	2010	2036	4.48%	1,225
	1,060,250	2010	2038	3.93%	892
	1,060,250	2010	2040	4.15% to 4.29%	687
	1,060,250	2010	2042	4.45%	335
	57,168	2014	2034	3.80%	438
				Total	**6,565**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	115
	146,000	2013	2028	IPC + 2%	161
	780,392	2014	2024	LIB	901
				Total	**1,177**
Total					**54,540**

IV - Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issuance of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions.

Itaú Unibanco Holding S.A. ("Issuer") set up a program to issue and distribute notes through certain financial intermediaries ("Program") in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier 1 or Tier 2 of the Issuer's Referential Equity ("Notes") up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00).

This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as "Events of Default", as usually included in long-term financing contracts. Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of any financial obligations (principal and interest) due under the corresponding Note (nonpayment); (ii) noncompliance with any other material obligations assumed under with the corresponding Note other than the financial obligation to pay the amounts due under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or by its material subsidiaries (construed as investees accounting for at least 10% of the total consolidated assets disclosed in the latest annual balance sheet) in an amount equal to or greater than 0.8% of Itaú Unibanco Holding's regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under Senior Notes are assumed by the successor), insolvency or

bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that under Brazilian law have effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment); (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below.

On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192 of March 1, 2013 (revoked and replaced, as from January 2, 2022, by CMN Resolution No. 4,955 of October 21, 2021, but with no impact on the terms of the Program described below). Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier 1 of the Issuer's Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier 2 of the Issuer's Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Supplementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, any Subordinated Notes eligible to make up Tier 1 of the Issuer's Referential Equity provides for (i) (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer's Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital.. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of situations above described will be deemed as a Default Event or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part.

Events of Default applicable to Subordinated Notes eligible to make up the Issuer's Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment), even though its occurrence will not cause the acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the scope of Subordinated Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii).

Up to December 31, 2022, none of the aforementioned financial covenants have been breached and there was no failure to pay any financial obligation assumed under the Program.

To date, the following issuances ("Issuances") have been completed in accordance with the Program:

(i) First Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on April 15, 2010, settled on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ii) Second Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on September 23, 2010, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iii) Third Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on November 23, 2010, settled on November 23, 2015, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(iv) Reopening of Second Issuance: Subordinated Notes amounting to two hundred fifty million U.S. dollars (US$250,000,000.00) issued on January 31, 2011, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed by reopening the second issuance of Subordinated Notes and are the second series of the second issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP codes and are fungible with each other;

(v) Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on June 21, 2011, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$550.000.000,000) issued on January 24, 2012, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein were issued and distributed by reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the fourth issuance share the same ISIN and CUSIP codes and are fungible with each other;

(vii) Fifth Issuance: Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(viii) Sixth Issuance: Subordinated Notes amounting to one billion, three hundred seventy-five million U.S. dollars (US$1,375,000,000.00) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(ix) Seventh Issuance: Subordinated Notes amounting to one billion, eight hundred seventy million U.S. dollars (US$1,870,000,000.00) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(x) Eighth Issuance: Senior Notes amounting to one billion fifty million U.S. dollars (US$1,050,000,000.00) issued on May 26, 2015, settled on May 26, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xi) Ninth Issuance: Perpetual Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xii) Tenth Issuance: Perpetual Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiii) Eleventh Issuance: Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on November 21, 2019, with maturity on November 21, 2029, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xiv) Twelfth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on January 24, 2020, with maturity on January 24, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xv) Thirteenth Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 24, 2020, with maturity on January 24, 2025, which were accepted for listing and trading on the Luxembourg Stock Exchange;

(xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to seven hundred million U.S. dollars (US$700,000,000.00) issued on February 27, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; and

(xvii) Fifteenth Issuance: Tier 2 Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on January 15, 2021, with maturity on April 15, 2031, which were accepted for listing and trading on the Luxembourg Stock Exchange.

The Program and Issuances impose certain conditions and restrictions on the Issuer, as follows:

Merger, Amalgamation or Disposal of Assets. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as amalgamation, merger and spin-off processes) without the consent of the owners of the Notes, provided that:

(i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other Program obligations imposed on the Issuer;

(ii) no event of default occurs by carrying out these transactions; and

(iii) based on any public announcement related to the transaction and before its completion, the Issuer delivers to the trustee a representation executed by its legal representatives stating that the asset disposal in question is in compliance with the conditions and restrictions above, together with a legal opinion issued by an independent legal advisor, declaring the legality, validity and enforcement of the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer.

As described above, Senior Notes are subject to default of other debts assumed by Itaú Unibanco Holding S.A. (cross default) or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its relevant subsidiaries (cross acceleration), at an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A's regulatory capital. Taking into account the issuances of Senior Notes issued and not settled, the percentage of financial debt subject to cross acceleration is 0.2% [1].

[1] The indebtedness ratio was calculated considering the Senior Notes issued and not settled referring to the Thirteenth Issue, item (xv) above, in the amount of US$500,000,000.00, corresponding to R$2,608,550,000.00, divided by the total Funding and Borrowing and Onlending obligations in the amount of R$1,618,431,000,000.00 (Note 7 of the Financial Statement in BRGAAP), totaling 0.2%. It was considered the exchange rate on 12/30/2022 of R$5.2171.

g) Limits on financing raised and percentages already used

Itaú Unibanco Holding is subject to parameters required by monetary authorities, in accordance with the Basel principles.

Management considers the current BIS ratio (15.0% based on Prudential Conglomerate, of which 13.5% of Tier 1 and 1.5% of Tier 2) to be appropriate. Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$86,328 million (R$77,490 million on December 31, 2021), higher than Additional Core Capital of R$43,350 million (R$34,615 million on December 31, 2021), widely covered by available capital.

h) Significant changes in each item of the statements of income and of cash flows

The analysis of statements of income and of cash flows is in items 2.2 a) and 2.1 e), respectively, of this form.

2.2. Executive officers should comment on:

a) Results of operations, in particular:

I - Description of any important components of revenue

II - Factors that materially affected operating income and expenses

Results of Operations for the Years Ended December 31, 2022 and 2021

Highlights

The table below presents our summarized consolidated statement of income for the years ended December 31, 2022 and 2021.

Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income.

Summarized Consolidated Statement of Income	For the years ended December 31,		Variation	
	2022	2021	R$ million	%
	(In millions of R$)			
Operating revenues	**144,857**	**126,374**	**18,483**	**14.6**
Net interest income[1]	87,211	75,209	12,002	16.0
Non-interest income[2]	57,646	51,165	6,481	12.7
Expected loss from financial assets and claims	**(29,287)**	**(14,379)**	**(14,908)**	**103.7**
Other operating income (expenses)	**(78,037)**	**(69,764)**	**(8,273)**	**11.9**
Net income before income tax and social contribution	**37,533**	**42,231**	**(4,698)**	**(11.1)**
Current and deferred income and social contribution taxes	(6,796)	(13,847)	7,051	(50.9)
Net income	**30,737**	**28,384**	**2,353**	**8.3**
Net income attributable to owners of the parent company	**29,702**	**26,760**	**2,942**	**11.0**

(1) Includes:

(i) interest and similar income (R$190,273 million and R$129,253 million in the years ended December 31, 2022 and 2021, respectively);
(ii) interest and similar expenses (R$(138,515) million and R$(69,305) million in the years ended December 31, 2022 and 2021, respectively);
(iii)income of financial assets and liabilities at fair value through profit or loss (R$34,173 million and R$16,678 million in the years ended December 31, 2022 and 2021, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$1,280 million and R$(1,417) million in the years ended December 31, 2022 and 2021, respectively).

(2) Includes commissions and banking fees, Income from insurance and private pension operations before claim and selling expenses and other income.

Year ended December 31, 2022, compared to year ended December 31, 2021.

Net income attributable to owners of the parent company increased by 11.0% to R$29,702 million for the year ended December 31, 2022, from R$26,760 million for the same period of 2021. This is mainly due to a 14.6%, or R$18,483 million, increase in operating revenues, offset by a 103.7%, or R$14,908 million, increase in expected loss from financial assets and claims. These line items are further described below:

Net interest income increased by R$12,002 million, or 16.0%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to increases in the following line items (i) R$61,020 million in interest and similar income, mainly due to increases of R$24,055 million in loan operations income and R$15,655 million in income from securities purchased under agreements to resell; and (ii) R$17,495 million in income of financial assets and liabilities at fair value through profit or loss. These increases were largely offset by (i) an increase of R$69,210 million in interest and similar expenses, mainly due to an increase of R$31,866 million in deposits; (ii) an increase of R$19,764 million in securities sold under repurchase agreements; and (iii) R$16,635 million in financial expense from technical provisions for insurance and private pension.

Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments to be included in the tax calculation basis, based on their nature, as well as foreign-exchange variations on the hedged portions of foreign investments which, according to Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 onwards. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the *real* against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the *real* against foreign currencies, generates gains on our hedging instruments abroad. This affected our tax expenses recorded in the line items "current and deferred income and social contribution taxes" and "other operating income (expenses)." The nominal appreciation of the *real* against the U.S. dollar was 6.5% comparing December 31, 2022 with December 31, 2021, and the nominal depreciation of the *real* against the U.S. dollar was 7.4% comparing December 31, 2021 with December 31, 2020.

The fiscal effect on the hedging instruments for our investments abroad and other resulted in a gain of R$3,257 million for the year ended December 31, 2022, compared to a gain of R$2,838 million for the same period of 2021.

Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$12,421 million for the year ended December 31, 2022, compared to the same period of 2021.

- **Interest and similar income** increased by 47.2% for the year ended December 31, 2022, compared to the same period of 2021, due to the positive effect of the growth of our loan portfolio, associated with the gradual change in the mix of products to loans to the Retail Business segment. As of December 31, 2022, the SELIC rate was 13.75% per annum compared to 9.25% per annum as of December 31, 2021.

- **Interest and similar expenses** increased by 99.9% for the year ended December 31, 2022 compared to the same period of 2021, due to increases in the following items: (i) R$31,866 million in expenses from deposits, especially in time deposits; (ii) R$19,764 million in expenses from securities sold under repurchase agreements; and (iii) R$16,635 million in expenses from technical provisions for insurance and private pension, due to an increase in private pension plan liabilities and a change in investment funds linked to pension plans, from multimarket to fixed-income, both indexed to the SELIC rate which increased during the period. The increases mentioned above are a result of the increase in interest rates and the increase in the volume of our operations.

Please see "Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss" to our audited consolidated financial statements for further details on interest and similar expenses.

Non-interest income increased by 12.7% reaching R$57,646 million for the year ended December 31, 2022 compared to the same period of 2021. This increase was mainly due to (i) a 9.6%, or R$4,054 million, increase in commissions and banking fees, due to the higher transaction volume from credit and debit cards, both in the issuance and in the acquiring segment; and (ii) a 52.9%, or R$1,843 million, increase in other income, due to the corporate reorganization of *Câmara Interbancária de Pagamentos*, or CIP, to a new company, CIP S.A.

The following chart shows the main components of our banking service fees for the years ended December 31, 2022, and 2021:


(In R$ million)
Commissions and Banking Fees
46,378
2,702
617
3,348
1,971
2,539
7,684
7,528
19,989
2022
42,324
2,578
605
3,579
2,020
2,511
7,177
7,803
16,051
2021
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

Please see "Note 22 – Commissions and Banking Fees" to our audited consolidated financial statements for further details on banking service fees.

Expected Loss from Financial Assets and Claims

Our expected loss from financial assets and claims increased by R$14,908 million, or 103.7%, for the year ended December 31, 2022, compared to the same period of 2021, mainly due to an increase in expected loss with loan and lease operations of R$14,149 million for the year ended December 31, 2022, compared to the same period of 2021. This increase was due to (i) the growth of our credit portfolio, and (ii) a subsequent event related to a specific case in the large companies segment, for which we recorded a provision for loan losses to cover 100% of the exposure of R$1.3 billion (R$719 million, net of taxes) as of December 31, 2022.

Please see "Note 10 — Loan and Lease operations" to our audited consolidated financial statements for further details on our loan and lease operations portfolio.

- **Non-performing loans:** We calculate our 90-day non-performing loan or NPL ratio as the value of our 90-days non-performing loans to our loan portfolio.

As of December 31, 2022, our 90-day NPL ratio was 3.3%, an increase of 50 basis points compared to December 31, 2021. This increase was due to the increase of 100 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, with higher delinquency rates for individuals in Brazil, especially in our credit card, personal loan and vehicle financing portfolios, which were partially offset by a decrease of 30 basis points in our companies loan portfolio. In the fourth quarter of 2022, we recorded sales of active portfolios with no risk retention to non-related companies. From these sales, R$278 million refer to active loans that were more than 90 days overdue, of which R$158 million would still be an active portfolio at the end of 2022 if not sold. Additionally, we sold R$296 million which refer to active portfolios non-overdue or with short delinquency that did not have a material impact on delinquency ratios. In addition, we sold an active and not overdue portfolio of R$773 million from a specific client of the corporate segment with no impact on our delinquency ratios.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2022, our 15 to 90 days NPL ratio was 2.2%, an increase of 50 basis points when compared to December 31, 2021. During this period our 15 to 90-day NPL ratio increased by 50 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio, which is returning to its pre-pandemic levels, mainly due to higher delinquency rates in the credit card, personal loan and vehicle financing portfolios, and increased by 20 basis points in respect of our companies loan portfolio, as of December 31, 2022 compared to December 31, 2021.

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2021, through December 31, 2022:


90-day NPL Ratio
3.8%
4.2%
4.4%
4.6%
4.8%
2.8%
3.0%
3.1%
3.1%
3.3%
1.7%
1.6%
1.5%
1.4%
1.4%
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
Total
Companies
Individuals


15 to 90-days NPL Ratio
2.7%
3.1%
3.1%
3.2%
3.2%
1.7%
2.1%
2.1%
2.3%
2.2%
0.7%
1.0%
1.0%
1.2%
0.9%
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
Total
Companies
Individuals

- **Coverage ratio (90 days):** We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2022, our coverage ratio in accordance

with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 212% compared to a ratio of 241% as of December 31, 2021. This decrease was mainly due to an increase in NPL 90-day loans, concentrated in the individual's segment in Brazil and driven by the expansion of our loan portfolio, especially in the Retail Business segment.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2021, through December 31, 2022:


Coverage Ratio (90 days) (1)
241%
232%
218%
215%
212%
Dec/21
Mar/22
Jun/22
Sep/22
Dec/22
(1) Data presented in BRGAAP.

Other Operating Income (Expenses) increased by 11.9% to an expense of R$78,037 million for the year ended December 31, 2022, from an expense of R$69,764 million for the same period of 2021. This increase was mainly due to the R$6,615 million, or 10.6%, increase in our general and administrative expenses for the year ended December 31, 2022. This increase was due to: (i) the effects of the annual collective wage agreement, the growth in the number of employees, in addition to the increase in profit sharing expenses; (ii) higher expenses with credit card reward programs; (iii) expenses with tax and social security provisions, and media marketing campaigns.

Please see "Note 23 – General and Administrative Expenses" to our audited consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$6,796 million for the year ended December 31, 2022, from an expense of R$13,847 million in the year ended December 31, 2021.

This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in "Net interest income," which amounted to a gain of R$3,215 million for the year ended December 31, 2022, compared to a gain of R$2,549 million for the same period of 2021. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased by R$6,385 million during this period.

Please see "Note 24 – Taxes" to our audited consolidated financial statements in IFRS for further details.

b) Material changes in revenue arising from introduction of new products and services, changes in volumes and prices, foreign exchange rates and inflation

Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client's creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Fluctuations in interest rates may significantly affect our net margins since they impact funding and lending costs. Main changes in revenue are outlined in item 2.2a of this Manual.

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and finance result of the issuer, if material

We carried out a sensitivity analysis per market risk factors considered material. Resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios.

The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution No. 4,557 of February 23, 2017, and Resolution No. 111 of July 6, 2021 of the Central Bank of Brazil.

The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management's dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified, minimizing possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company.

Trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, carried out with a trading intention.

Trading portfolio	Exposures	12/31/2022 (*)			12/31/2021 (*)		
		Scenarios			Scenarios		
Risk factors	Risk of variations in:	I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	-	(29.9)	(66.7)	(0.3)	(86.5)	(167.4)
Currency Coupon	Foreign Exchange Coupon Rates	(0.1)	(71.8)	(135.0)	(0.1)	(42.7)	(78.2)
Foreign Currency	Foreign Exchange Rates	(2.1)	33.8	114.5	(3.1)	(13.2)	(38.7)
Price Indices	Inflation Coupon Rates	0.4	(29.3)	(60.9)	-	(37.3)	(80.5)
TR	TR Coupon Rates	-	-	-	-	-	-
Equities	Prices of Equities	0.5	61.4	137.9	0.2	56.5	169.7
Other	Exposures that do not fali under lhe definitions above	(0.2)	8.4	18.9	(0.1)	5.4	15.4
Total		**(1.5)**	**(27.4)**	**8.7**	**(3.4)**	**(117.8)**	**(179.7)**

Trading and Banking portfolios	Exposures	12/31/2022 (*)			12/31/2021 (*)		
		Scenarios			Scenarios		
Risk factors	Risk of variations in:	I	II	III	I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(9.6)	(2,862.8)	(5,432.1)	(12.8)	(3,447.2)	(6,666.7)
Currency Coupon	Foreign Exchange Coupon Rates	(1.0)	(201.4)	(365.7)	(3.2)	(304.5)	(575.4)
Foreign Currency	Foreign Exchange Rates	1.1	(29.6)	(4.0)	1.6	(110.4)	(236.2)
Price Indices	Inflation Coupon Rates	0.1	(117.4)	(427.3)	(0.3)	(183.7)	(473.8)
TR	TR Coupon Rates	0.2	(45.1)	(123.9)	1.1	(243.8)	(535.0)
Equities	Prices of Equities	4.3	(31.3)	(47.5)	6.0	(89.0)	(121.3)
Other	Exposures that do not fali under lhe definitions above	2.5	7.1	16.2	-	1.8	0.8
Total		**(2.4)**	**(3,280.5)**	**(6,384.3)**	**(7.6)**	**(4,376.8)**	**(8,607.6)**

(*) Amounts net of tax effects.

To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among these many factors:

Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices;

Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, upwards and downwards, considering the largest resulting losses per risk factor.

Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2022, total average Value at Risk (VaR) under historical simulation amounted to R$678 million, or 0.4% of total equity (for the whole of 2021 it was R$441 million or 0.3% of total equity).

Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, since it is primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions.

Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please refer to section "Currency Risk" of the Complete Financial Statements (IFRS), Note 32 – Risk and Capital Management for further information.

The gap management policy adopted by the CSRML takes into consideration the tax effects related to our foreign exchange positions. Since the gains from the foreign exchange rate variation on investments abroad are not taxed, we set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlending from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities.

The information below was prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$76.0 billion on December 31, 2022, under the gap management policy adopted as mentioned above. Note that the bank applies either economic hedges or hedge accounting to net investments abroad.

R$ million

Exchange Rate Sensitivity	For The Year Ended December 31, 2022				
	Brazilian currency	Denominated in foreign currency (1)	Indexed to foreign currency (1)	Total	% of amounts denominated in and indexed to foreign currency of total
	(In millions of R$, except percentages)				
Assets	**1,719,258**	**550,797**	**53,385**	**2,323,440**	**26.0**
Cash	7,049	25,288	3,044	**35,381**	80.1
At Amortized Cost	1,194,569	351,382	41,041	**1,586,992**	24.7
Compulsory deposits in the Central Bank of Brazil	115,748	0	0	**115,748**	0.0
Interbank deposits	18,955	40,637	0	**59,592**	68.2
Securities purchased under agreements to resell	218,339	3,440	0	**221,779**	1.6
Securities	178,701	27,368	13,246	**219,315**	18.5
Loan operations and lease operations portfolio	608,646	272,819	27,957	**909,422**	33.1
Other financial assets	98,052	13,771	0	**111,823**	12.3
(-) Provision for Expected Loss	(43,872)	(6,653)	(162)	**(50,687)**	13.4
At Fair Value Through Other Comprehensive Income	46,725	72,584	1,743	**121,052**	61.4
Securities	46,725	72,584	1,743	**121,052**	61.4
At Fair Value Through Profit or Loss	368,947	88,206	7,529	**464,682**	20.6
Securities	359,702	21,060	4,337	**385,099**	6.6
Derivatives	7,870	67,146	3,192	**78,208**	89.9
Other financial assets	1,375	0	0	**1,375**	0.0
Investments in associates and joint ventures	7,436	7	0	**7,443**	0.1
Fixed assets, net	7,182	585	0	**7,767**	7.5
Goodwill and Intangible assets, net	15,205	7,909	0	**23,114**	34.2
Tax assets	56,491	2,989	0	**59,480**	5.0
Other assets	15,654	1,847	28	**17,529**	10.7
Percentage of total assets	**74.0**	**23.7**	**2.3**	**100.0**	
Liabilities and Stockholders' Equity	**1,704,012**	**596,479**	**22,949**	**2,323,440**	**26.7**
At Amortized Cost	1,217,989	524,710	12,799	**1,755,498**	30.6
Deposits	626,051	244,931	456	**871,438**	28.2
Securities sold under repurchase agreements	248,065	45,375	0	**293,440**	15.5
Interbank market debt	211,131	81,056	2,400	**294,587**	28.3
Institutional market debt	20,626	101,473	7,283	**129,382**	84.1
Other financial liabilities	112,116	51,875	2,660	**166,651**	32.7
At Fair Value Through Profit or Loss	6,199	61,756	9,553	**77,508**	92.0
Derivatives	5,616	61,692	9,553	**76,861**	92.7
Structured notes	0	64	0	**64**	100.0
Other financial liabilities	583	0	0	**583**	0.0
Provision for Expected Loss	3,026	644	14	**3,684**	17.9
Loan Commitments	2,617	252	5	**2,874**	8.9
Financial Guarantees	409	392	9	**810**	49.5
Reserves for insurance and private pension	235,123	27	0	**235,150**	0.0
Provisions	19,362	113	0	**19,475**	0.6
Tax liabilities	5,675	1,063	0	**6,738**	15.8
Other liabilities	39,295	8,166	583	**48,044**	18.2
Non-controlling interests	9,390	0	0	**9,390**	0.0
Total stockholders' equity attributed to the owners of the parent company	167,953	0	0	**167,953**	0.0
Percentage of total liabilities and stockholders' equity	**73.3**	**25.7**	**1.0**	**100.0**	

1) Predominantly U.S. dollar.

2.3. Executive officers should comment on:

a. changes in accounting policies that have resulted in significant effects on the information in items 2.1 and 2.2

In 2022 and 2021 there were no significant changes in the accounting policies.

Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about the accounting policies.

b. modified opinions and emphases in the auditor's report

There was no qualification or emphasis in the auditor's report for 2022 and 2021.

2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results:

a) Introduction or disposal of operating segments

Disclosure of results by segment

The current business segments of Itaú Unibanco are described below:

Retail Banking: Retail Banking offers products and services to both account and non-account holders, including: personal credit, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, private pension plan and premium bonds, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Wholesale Banking: Wholesale banking includes: i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

Activities with the Market + Corporation: It includes: (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking.

b) incorporation, acquisition or disposal of equity interest

Banco Itaú Chile (formerly named Itaú CorpBanca). As disclosed in the Announcement to the Market, on July 15, 2022 Itaú Unibanco Holding S.A. received shares, through its affiliates, issued by Banco Itaú Chile (formerly named Itaú CorpBanca) within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States ("Chapter 11"). Accordingly, equity interest increased to 65.62% from 55.96% of Banco Itaú Chile's (formerly named Itaú CorpBanca)total voting capital.

As disclosed in the Material Fact, on March 2, 2023 the Board of Directors of Itaú Unibanco Holding S.A. ("IUH") approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition, by Itaú Unibanco or its affiliates, of up to all of the outstanding shares ("Shares") issued by Banco Itaú Chile (formerly named Itaú CorpBanca) (a financial institution headquartered in Santiago, Chile), including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Banco Itaú Chile's (formerly named Itaú CorpBanca) total voting capital. It is worth mentioning that IUH is the controlling stockholder, through IUH and its affiliates, of Banco Itaú Chile (formerly named Itaú CorpBanca), in which it currently holds 65.62% of total voting capital. The tender offer described herein has not yet commenced. The tender offer is expected to be held in the first half of 2023 concurrently (i) in Chile for all stockholders of Banco Itaú Chile (formerly named Itaú CorpBanca); and (ii) in the United States of America for all holders of ADSs and U.S. holders who hold Shares directly in Banco Itaú Chile (formerly named Itaú CorpBanca). The acquisition of the Shares subject to this Offering is subject to compliance with conditions usual for this type of transaction, including obtaining the applicable regulatory approvals from the Central Bank of Brazil and CMF.

AVENUE. According to the Material Fact disclosed on July 8, 2022, Itaú Unibanco S.A., through itself and its controlled companies, announced the purchase and sale of shares with Avenue Controle Cayman Ltd and other selling stockholders, for the purchase of the controlling interest in Avenue Holding Cayman Ltd ("Avenue"). After regulatory approvals, Itaú Unibanco will initially acquire 35.0% of Avenue's total voting capital, through a capital contribution of R$160 million and the secondary acquisition of shares, which total on the aggregate approximately R$493 million. After two years of the closing date of this first tranche, Itaú Unibanco will acquire an additional stake of 15.1% for an amount to be determined based on a predefined multiple of adjusted revenues, achieving the control with 50.1% of total voting capital. After five years of the closing date of the first tranche, Itaú Unibanco will be able to exercise a call option for the remaining equity interest held by Avenue's current stockholders. Avenue holds a U.S. digital securities broker, established four years ago to widen the access of Brazilian investors to the international market. It currently has over 229,000 active clients, 492,000 enabled accounts and approximately R$6.4 billion under custody. This transaction strengthens Itaú Unibanco's strategy of setting up an investment ecosystem that prioritizes customer satisfaction by providing products and services through the channels most suitable for each client profile. Avenue's business will continue to be managed and run separately from Itaú

Unibanco, which, in turn, will become one of the institutions to make Avenue's services available to its clients abroad. The completion of this transaction is subject to approval from the applicable regulatory bodies.

TOTVS. On April 12, 2022, through Itaú Unibanco S.A. (“ITAÚ”), we entered into, with TOTVS S.A. ("TOTVS"), a Partnership and Investment Agreement and Other Covenants ("Investment Agreement") for the creation of a partnership to be developed through a company initially named TOTVS Techfin S.A. (“Company”), which will be the outlet to be used to implement a partnership for the distribution and expansion of financial services integrated into TOTVS’s management systems with a focus on corporate clients and their corresponding supply chain, clients and employees. Once the transaction is completed, ITAÚ will become the holder of 50% of the Company's total voting capital, while TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and the Board of Officers, who will have equal composition, as well as other rights and obligations provided for in the stockholders' agreement to be executed on the transaction date. In consideration of this equity interest in capital stock, ITAÚ will disburse R$610 million, broken down into primary contribution of two hundred million reais (R$200,000,000.00) paid to the Company and a secondary installment of four hundred and ten million reais (R$410,000,000.00) paid to TOTVS. After five years of the completion of the operation provided for in the Investment Agreement, Itaú Unibanco Holding may pay TOTVS up to R$450 million as a complementary price (earn-out) if the Company achieves certain targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding current and future operations, as well as provide its expertise in credit and development of new products. Meanwhile, TOTVS will contribute with assets of its current TECHFIN operation. The operation will create a company that will merge technology and financial solutions, adding the supplementary expertise of stockholders to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The combination of the capabilities of ITAÚ and TOTVS will also enable the Company to explore new opportunities in a customized and contextualized manner, anticipating clients’ needs, and already aligned with the strategy and evolutions of the market arising from Open Finance to companies. Additionally, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and evolution of the financial industry.

The completion of this operation is subject to approvals from the Central Bank of Brazil, as well as the fulfillment of other conditions usual in such deals.

IDEAL. According to the Material Fact disclosed on January 13, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers") for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, of its wholly-owned subsidiary Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal"). This purchase will be carried out in two tranches over five years. In the first tranche, Itaú Unibanco will purchase 50.1% of Ideal’s voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million (adjusted by interbank deposit certificate (CDI) from execution to termination date), then becoming the holder of the company’s control. In the second tranche, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock. This transaction strengthens Itaú Unibanco’s investment ecosystem and will enable (i) notably to have Ideal’s professionals’ talent and expertise, renowned for their skill to innovate in this industry, (ii) the offer of financial products and services (“broker as a service”) under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. Ideal’s business will be managed and run independently from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider.

XP INVESTIMENTOS On May 11, 2017, we entered into a Share Purchase Agreement, as amended, with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, to acquire 49.9% of total capital stock (of which 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all XP group’s investments, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche (“First Tranche”), through a capital increase of R$600 million and acquisition of shares issued by XP Investimentos S.A held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the First Tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a stockholders’ agreement containing, among others, provisions with respect to Itaú Unibanco S.A.’s rights as a minority stockholder of XP Investimentos S.A., including its right to nominate two of the seven members of the board of directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., in which stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged their shares in XP Investimentos S.A., a company headquartered in Brazil, for Class A common shares and Class B common shares in XP Inc., a company headquartered in the Cayman Islands, remaining with their equity interests in total capital. Each Class A common

share entitles its holders to one vote and each Class B common share entitles its holders to ten votes at all stockholders' resolutions of XP Inc. As a result of the aforementioned exchange of shares, XP Inc. issued 792,861,320 Class A common shares and 223,595,962 Class B common shares to Itaú Unibanco, which accounted for 49.9% of total capital and 30.06% of the voting capital of XP Inc. XP Inc. became the sole stockholder of XP Investimentos S.A., owning 100% of its total voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer. Immediately after the completion of the IPO, we became the holders of 46.05% of XP Inc.'s capital stock. Also on November 29, 2019, the stockholders of XP Inc. entered into a stockholders' agreement basically similar to the one existing for XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of whom XP Controle A Participações S.A. nominated seven members, we nominated two, General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações) nominated one, and the three remaining members are independent members. These independent members also sit on XP Inc.'s audit committee, which is composed of three members nominated as follows: we nominated two members, and XP Controle Participações SA nominated one member to the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP Inc. into a new company (XPart S.A.). In December 2020, XP Inc. held a follow-on on Nasdaq, through which we sold approximately 4.51% of our equity interests in XP Inc.'s capital. Concurrently to these sales, XP Inc. issued new shares, which resulted in the dilution of our stake to 41% of its capital stock. The Extraordinary General Stockholders' Meeting (ESM) held on January 31, 2021 resolved on a corporate restructuring aimed to segregate the business line represented by the interest in XP Inc's capital into XPart S.A., a company incorporated with part of the investment owned by us in XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA), our stockholders became entitled to equity interest in XPart SA in the same number, type and proportion of the shares they hold in Itaú Unibanco Holding, as disclosed in the Material Fact of December 31, 2020. Therefore, the main benefit of this transaction was the value creation for our stockholders. The completion of this transaction was subject to the regulatory approval to be obtained by our controlling stockholders. On May 28, 2021, the approval from the Federal Reserve Board ("Fed") was obtained, effective on May 31, 2021, the date in which the legal and accounting segregation of Itaú Unibanco Holding and XPart came into force. XP Inc's capital stock held by XPart S.A. increased to 40.52% totaling R$9,371 million as of December 31, 2020. On July 27, 2021, the transaction was approved by the Central Bank of Brazil, and on that same date, XPart S.A.'s articles of association were registered before the São Paulo State's Board of Trade (JUCESP). XP Inc. had expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa S.A. announced to the market on May 28, 2021 that they had reached a final understanding regarding the merger, to be resolved on general stockholders' meetings of XP Inc. and XPart. The merger was approved by both the stockholders of XPart and of XP, at their corresponding General Stockholders' Meetings held on October 1, 2021, and as a result the shares issued by Itaú Unibanco and the American Depositary Receipts (ADRs) of Itaú Unibanco, which were being traded with the right to receive securities issued by XPart until the closing of the trading session of October 1, 2021, granted the right for the receipt of (a) Class A shares issued by XP Inc. for the Company's controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of ADRs; and (b) Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares for the remaining stockholders of XPart. The Bank of New York, the depositary bank for Itaú Unibanco's ADRs, suspended the issue and cancellation of these securities as from the closing of the trading session on September 28, 2021 to the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of XP's Class A shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During that period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco preferred shares deposit their shares in order to receive ADRs. However, the closing of the issuance and cancellation books did not affect the trading in Itaú Unibanco ADRs, which continued to take place normally during that period. Information on the exercise of the right of dissent and appraisal in connection with XPart shares, due to the merger into XP, can be found at the General Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs. According to the purchase agreement entered into in 2017, on April 29, 2022 we acquired an additional stake corresponding to approximately 11.36% of XP Inc.'s capital stock, after obtaining applicable regulatory approvals. On June 7, 2022, we completed the sale of an 1.21% interest equity in XP Inc.'s total capital stock for US$153.7 million. On that same date, we entered into a share purchase and sale agreement with XP Inc. aimed at disposing of an additional 0.19% of the total capital stock of XP Inc., with such sale completed on June 9, 2022. Immediately after these disposals, we remained with an equity interest of approximately 9.96% in XP Inc's total capital stock. On April 5, 2023, XP Inc. announced to the market the cancellation of 31,267,095 Class A Shares held in treasury and, accordingly, our equity interest in XP Inc's total capital stock totaled 10.54%.

c. unusual events or operations

In addition to the items underlined in item 2.4 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no unusual events in 2022.

In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were as follows:

In 2022:

(i) proceeds of the partial sale of equity interest in XP Inc. in the amount of R$ (123) million, (ii) voluntary severance program in the amount of R$ (757) million; and (iii) corporate restructuring of the Interbank Payment Chamber (CIP) in the amount of R$ 239 million.

2.5. If the issuer disclosed in the previous year or if it wishes to disclose in this form any non-accounting measures, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should:

a. inform the amount of non-accounting measures

No non-accounting measures were disclosed in the previous year in our financial statements under IFRS.

b. perform a reconciliation between the amounts disclosed and the amounts in the audited financial statements

There is no.

c. explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations

There is no.

2.6. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them

Itaú Unibanco Holding recognized in the financial statements the impacts of an event subsequent to the closing report date related to a specific case of a large company that entered into judicial reorganization, but whose credit conditions existed on December 31, 2022. Provision for loan losses was increased to cover 100% of the exposure, generating an additional impact on result of R$ 1.3 billion (R$ 719 million, net of taxes).

2.7. Executive officers should comment on allocation of profit, indicating:

The Board of Directors submits to the Annual General Stockholders' Meeting, together with the financial statements, a proposal for the allocation of profit for the year. Main allocations are as follows:

(i) 5% to the Legal Reserve, which must not exceed 20% of capital stock;

(ii) distribution of dividends to stockholders (see items "b" and "c" below); and

(iii) recognition of the Statutory Reserve, whose purpose is to guarantee funds for payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders' remuneration. Its balance may also be used:

(i) in redemption, reimbursement or share buyback transactions, under current legislation; and

(ii) in contribution to capital stock, including by means of new share bonus.

Statutory Reserve will be comprised of funds:

a) equivalent to up to 100% of profit for the year, adjusted according to Article 202 of Law No. 6,404/76, always subject to the stockholders' right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b) equivalent to up to 100% of the paid-up portion of Revaluation Reserves, recorded as retained earnings;

c) equivalent to up to 100% of the restated amounts from prior years, recorded as retained earnings; and

d) arising from credits corresponding to dividend advances. The balance of this reserve, added to the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.

	2022
a. Rules on retention of earnings	No changes in the rules
a.i. Retained earnings amounts	No earnings retained
a.ii. Percentages of total declared earnings	There is not
b. Rules on distribution of dividends	Amount not below 25% of profit determined for the year Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.
c. Frequency of distribution of dividends	Monthly – mandatory Semi-annually - additional
d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as agreements, court, administrative or arbitration decisions	CMN Resolution No. 4,820/20, as amended by CMN Resolution No. 4.885/20, has restricted the distribution of dividend and payment of interest on capital in companies regulated by the Central Bank of Brazil.
e. Whether the issuer has a formally approved policy on allocation of earnings, informing the approving body, date of approval and, if the issuer discloses the policy, where this document can be found on the Web	Stockholder Remuneration Policy (dividends and interest on capital) approved by the Disclosure and Trading Committee at the meeting held on January 20, 2023, which may be accessed on the websites of CVM (http://www.cvm.gov.br/> Companhias > Informações Periódicas e Eventuais de Companhias > Itaú Unibanco > Política de Dividendos) and of the Investor Relations (www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies)

a. Rules on retention of earnings

No changes were made to the rules on retention of earnings over the past three years. In accordance with Brazilian Corporate Law, at an Annual General Stockholders' Meeting and based on a proposal by management, stockholders may resolve on retaining a portion of the profit for the year previously approved as part of the capital budget. Additionally, the mandatory dividend may not be paid in any year in which management informs the Annual General Stockholders' Meeting that this would be incompatible with the Issuer's financial position.

On December 10, 2021, a Material Fact was disclosed informing the payment of interest on capital in lieu of the monthly dividend for fiscal year 2022.

a.i.) Retained earnings amounts

In 2022, no earnings were retained, and dividends paid by the Issuer were higher than the minimum mandatory dividend.

b. Rules on distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year at least twenty-five percent (25%) of the profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters "a" and "b" of item I of Article 202 of Brazilian Corporate Law, and in compliance with items II and III thereof.

As resolved by the Board of Directors, interest on capital can be paid by including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7, of Law No. 9,249/95. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any share split or reverse split. After the payment of the priority dividend due to preferred stockholders, a dividend will be paid to common stockholders at R$0.022 per share, non-cumulative and adjusted for any share split or reverse split.

Capital Management and Distribution of Profits

To ensure capital strength and availability to support our business growth, regulatory capital levels were kept above those required by the Central Bank of Brazil, as evidenced by the Common Equity Tier 1, Tier 1, and BIS ratios.

The total amount to be distributed each year will be set by the Board of Directors, considering, among other factors:

1. the Company's capitalization level, according to the rules issued by the Central Bank of Brazil;

2. the minimum level, set by the Board of Directors, of 13.5% for Tier 1 Capital;

3. profitability in the year;

4. the prospective use of capital based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may change capital requirements; and

5. changes in tax legislation.

Therefore, the percentage to be distributed may change every year according to Company's profitability and capital demands, considering at all times the minimum distribution set forth in the Bylaws.

Under the implementation of minimum capital requirements set by Basel III standards, CMN Resolution No. 4,958 provides that dividends may not be paid if a financial institution fails to comply with additional capital requirements required in their entirety as from 2019.

This restriction on dividend payment will be applied gradually, according to the extent of nonconformity with the additional capital requirements.

- If a financial institution's additional capital requirement is lower than 25% of the capital set by CMN for that year, no dividends or interest on capital will be distributed accordingly.
- If the additional capital requirement is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed.
- If the additional capital requirement is between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed.
- If the additional capital requirement is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed.

At the end of December 2022, BIS ratio reached 15.0%, of which:

(i) 13.5% related to Tier 1 Capital, composed of the sum of Core Capital and Additional Capital; and

(ii) Tier 1 and Tier 2 Capital amounts totaled R$166.9 billion and R$18.5 billion, respectively, on December 31, 2022.

These indicators provide evidence of our effective capacity of absorbing unexpected losses.

For further information, please see the "Risk and Capital Management – Pillar 3" report on our website www.itau.com.br/investor-relations > Results and Reports > > Risk and Capital Management > Regulatory Reports > Pillar 3 > Risk and Capital Management – Pillar 3.

c. Frequency of distribution of dividends

Since July 1980, the Issuer has been remunerating its stockholders with monthly additional payments. These additional payments have historically been made twice a year and are distributed to common and preferred stockholders alike.

Over the past two years, dividends were paid on a monthly basis, as set by our Stockholder Remuneration Policy, approved by the Board of Directors. This Policy has set the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive these monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month.

The Extraordinary General Stockholders' Meeting of July 27, 2018 approved the Company's stock split at 50%. Monthly dividends remained at R$0.015 per share, so that the total amounts monthly paid by the Company to stockholders were added by fifty percent (50%) after the inclusion of the split shares in the stockholding position.

Additionally, over the past two years, dividends/ interest on capital were also paid out in addition to monthly proceeds, for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these payments, management verifies the existing earnings to determine the amount of dividends / interest on capital to be distributed as mandatory minimum amount (see item "a" above). Of this mandatory minimum amount, the monthly amount already paid is discounted and the resulting difference will determine the additional dividend/ interest on capital to be realized to meet the mandatory minimum amount for the year.

The Stockholders Remuneration Policy is available on our Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco> Corporate Governance > Rules and Policies > Policies.

To see the Issuer's record of payments, please access the Investor Relations website www.itau.com.br/investor-relations > Itaú Unibanco > Our Shares > Shares, Dividends and Interest on Capital > History of Dividends and Stockholder Remuneration.

2.8. Executive officers should describe any material items not reported in the issuer's financial statements, indicating:

a. assets and liabilities directly or indirectly held by the Issuer not reported in its balance sheet (off-balance sheet items), such as:

i. written-off portfolios of receivables for which the entity has not retained or transferred any risks and benefits of ownership of the transferred asset, indicating related liabilities

There is no, other than those already disclosed in the Financial Statements under IFRS.

ii - agreements for future purchase and sale of products or services

There is no, other than those already disclosed in the Financial Statements under IFRS.

iii. agreements for construction in progress (CIP)

There is no, other than those already disclosed in the Financial Statements under IFRS.

iv. agreements for future receipt of financing

There is no, other than those already disclosed in the Financial Statements under IFRS.

b. Other items not reported in the financial statements

Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows:

Off balance commitments	12/31/2022				
	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Financial Guarantees	2,987	31,548	12,731	44,513	**91,779**
Commitments to be released	161,822	50,552	20,386	172,484	**405,244**
Letters of credit to be released	47,354	0	0	0	**47,354**
Compromissos Contratuais - Imobilizado e Intangível (Notes 13 e 14)	0	0	0	3	3
Total	**212,163**	**82,100**	**33,117**	**217,000**	**544,380**

2.9. With respect to each of the items not reported in the financial statements indicated in item 2.8, executive officers should comment on:

a. how these items change or may change revenues, expenses, operating income and expenses, finance costs or other items of the issuer's financial statements

There is no.

b. the nature and purpose of the operation

There is no.

c. the nature and amount of the liabilities assumed and rights generated in favor of the issuer as a result of the operation

There is no.

2.10. Executive officers should indicate and comment on the main elements of the issuer's business plan, describing, in particular, the following topics:

a. investments, including:

i. quantitative and qualitative description of the investments in progress and expected investments

ii. sources of investment financing

iii. relevant divestitures in progress and expected divestitures

Actual and expected investments and divestitures in 2022 are described in item 2.4b.

At the end of 2022, we had 3,829 physical branches and customer site branches in Brazil and abroad, 283 less from the end of 2021, when our service network had 4,112 units.

This drop in the number of physical branches and the larger number of digital branches are consistent with our clients' profile, who increasingly demand services via digital channels, aligned with our efficiency driven activities.

In 2022, we had an 80.3% increase in the number of digital branches, totaling 402 against 223 in 2021.

Products contracted by individuals via digital channels reached 70% in 2022, a 14 p.p. growth on a year-on-year basis.

Through digital transformation, we reached the end of the year with 50% of our platform modernized, which accounts for 70% of the expected efficiency.

The source of funding is the issuer's own working capital, represented by the equity of the parent company and by minority interests in subsidiaries.

b. provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer's production capacity.

Not applicable, since no plant, equipment, patents or other assets that are expected to have a material impact on the Issuer's production capacity were acquired.

c. new products and services, indicating:

i. description of researches already disclosed

ii. total amounts spent by the issuer in research for the development of new products and services

iii. projects in progress already disclosed

iv. total amounts spent by the issuer in the development of new products and services

Not applicable, since no new product or services were acquired.

d. ESG opportunities included in the issuer's business plan

Our vision is to be a leading institution in sustainable performance and customer satisfaction by means of the generation of value shared among all stakeholders, clear performance to ensure the longevity of business and compliance with laws and regulatory rules. ESG issues are taken into account in the integration of the institution's risks and opportunities, with guidelines included in the Environmental, Social and Climate Responsibility Policy (PRSAC).

The ESG opportunity strategy includes the following topics:

I. Description of sustainability and transparency targets with quantitative or qualitative data on the strategic ambition (Positive Impact Commitment);

II. Description of the list of products and services offered by the institution that positively contribute to aspects of an environmental, social and climate nature;

III. Financing volume in positive impact sectors;

IV. Other relevant changes in the ESG strategy.

We monitor the main ESG risks and opportunities related to business based on the positive impact commitments, through short, medium and long-term targets, which may be accessed on the website www.itau.com.br/sustentabilidade and in the ESG 2022 Report (no page). We reached in 2022, 66% of the 400 Billion Target to finance positive impact sectors, with 266 billion granted in the period (Aug/19 to Dec/22). It is worth noting that the volume in 2022 was 6% higher than the volume in 2021, with highlight to the Retail ESG initiatives (Women Entrepreneurs, Solar Panels, Microcredit, Electric and Hybrid Vehicles) which together grew 59% in 2022 compared to 2021.

In 2022, we disclosed the list of products and services offered with a positive contribution. Also in 2022, aimed to support our clients in the transition to a more sustainable economy, continuing our Net Zero plan, we approved the gradual reduction in credit exposure for clients and operations associated with coal. Updates on the decarbonization strategy can be seen in the Climate Report. We have also carried out studies to understand climate-related commercial opportunities, learning more about the market timing, trends and financing needs.

2.11. Comment on other factors that have significantly affected the operational performance and that were not identified or commented on in the other items of this section

The complete consolidated financial statements under IFRS for 2022 are available on our website: www.itau.com.br/investor-relations > Results and Reposts > Results Center > Complete Financial Statements (IFRS) – 4Q22.

Other factors impacting operational performance (not mentioned in other items of this section)

The marketing department is responsible for defining and managing Itaú Unibanco's marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco's internal policy, which sets out the rules, procedures and responsibilities of the bank's internal departments in relation to such sponsorships.

As disclosed in our financial statements (Note 23 – General and administrative expenses), expenses on advertising, promotions and publications totaled R$(2,003) in 2022, and R$(1,389) in 2021.

3. Projections

3.1 Projections should identify:

Information provided in this item on business prospects, projections and operational and financial targets is solely forecasts based on Management's current expectations in relation to the future of the Bank. These prospects are highly dependent on market conditions and the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may substantially differ from those stated in this forward-looking information.

This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future developments and financial trends that affect our activities.

In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may substantially differ from those stated in this forward-looking information.

Words such as "believe", "may", "should", "estimate", "continue", "anticipate", "intend", "expect" and the like are used to identify forward-looking statements, but are not the only way to identify such statements.

a) subject matter of the projection

These projections are calculated based on the financial statements under BRGAAP, based on:

a.1) Accumulated variation in the 12-month period:

Total loan portfolio, including financial guarantees provided and corporate securities;
Financial margin with clients;
Commissions and fees and result from insurance operations; and
Non-interest expenses.

a.2) Accumulated amount in the 12-month period:

Financial margin with the market; and
Cost of credit, composed of result from loan losses, Impairment, and discounts granted;

a.3) Expected income tax and social contribution rate.

a.4) Expectation of the efficiency ratio in Brazil and on a consolidated basis.

b) projected period and the period for which the projection is valid

Projected period: Fiscal year 2023;
Project validity: This year or until Management states otherwise.

c) assumptions considered, stating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under the control of Management for fiscal year 2023

Guidance disclosed to the market is based on the assumed alignment with the bank's projected budget for the year. The budgets for results and balances of loan operations balance and of equity accounts are evaluated to ensure this alignment. The range disclosed is defined according to management's expectations. It is worth pointing out that regular analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, it is possible to assess the need for possible changes in public expectations. This guidance does not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2023

This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors:

- General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets;
- General economic and political conditions abroad, particularly in the countries where we operate;

- Disruptions and volatility in the global financial markets;
- Increases in compulsory deposits and reserve requirements;
- Government regulations and tax laws, and respective amendments thereto;
- Regulation and liquidation of our business on a consolidated basis;
- Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure;
- Holders of our shares and ADSs may face difficulties to receive dividends;
- Failure or hacking of our security and operational infrastructure or systems;
- Our ability to protect personal or other data;
- Fiercer competition and consolidation of the sector;
- Changes in our loan portfolios and the value of our securities and derivatives;
- Losses associated with counterparty exposure;
- Our exposure to the Brazilian public debt;
- Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves;
- Efficiency of our risk management policies;
- Damage to our reputation;
- Ability of our controlling stockholder to run our business;
- Difficulties to integrate new or merged business;
- Impact of environmental and social issues;
- The effects of pandemics and health crises may adversely affect the future results of our operations and impact the market price of our securities; and
- The Company's other risk factors are listed in item 4.1 Describe Risk Factors of this Reference Form.

d) guidance information

Projections for fiscal year 2023

The table below presents the projections for fiscal year 2023, according to the Material Fact disclosed on February 7, 2023.

	Consolidated	
total credit portfolio[1]	growth between **6.0%** and **9.0%**	
financial margin with clients	growth between **13.5%** and **16.5%**	
financial margin with the market	between **R$2.0 bn** and **R$4.0 bn**	
cost of credit[2]	between **R$36.5 bn** and **R$40.5 bn**	
commissions and fees and results from insurance operations[3]	growth between **7.5%** and **10.5%**	
non-interest expenses	growth between **5.0%** and **9.0%**	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between **28.5%** and **31.5%**	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

It is noteworthy mentioning that the Company currently includes cost of capital at about 14.5% per year in its business management.

3.2 If the issuer has disclosed guidance over the last three fiscal years:

a. Inform which ones are being replaced by new projections included in the form and which ones are the same in the form

For the 2023 projections, indicators presented and monitored are: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income and social contribution tax rate; and (viii) efficiency ratio in Brazil and on a consolidated basis. In comparison with 2022, we did not present the guidance for recurring managerial ROE and tier I capital ratio in 2023. In comparison with 2021, we included efficiency ratio guidance.

For the 2023 projections, we present consolidated indicators only, excluding data for Brazil.

b. with respect to projections related to periods already elapsed, compare the data projected with the effective performance of indicators, clearly stating the reason for any deviations from projections

Projections for fiscal year 2022

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	11.1%	growth between 15.5% and 17.5%	14.2%	growth between 19.0% and 21.0%
financial margin with clients	27.2%	growth between 25.0% and 27.0%	27.7%	growth between 26.5% and 28.5%
financial margin with the market	R$2.9 bn	between 1.0 bn and 3.0 bn	R$1.4 bn	between 0.3 bn and 2.3 bn
cost of credit[3]	R$32.3 bn	growth between 28.0 bn and 31.0 bn	R$30.2 bn	between 26.0 bn and 29.0 bn
commissions and fees and results from insurance operations[4]	7.8%	growth between 7.0% and 9.0%	8.3%	growth between 7.5% and 9.5%
non-interest expenses	6.7%	growth between 3.0% and 7.0%	7.2%	growth between 3.0% and 7.0%
effective tax rate	30.1%	between 30.0% and 33.0%	31.6%	between 31.0% and 34.0%

(1) Includes units abroad ex-Latin America; (2) includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for deviations from projections:

Loan portfolio: The lower-than-expected growth in Brazil is mainly due to more conservative credit granting measures in higher risk portfolios and lower demand for credit in the wholesale segment. The lower-than-expected growth on a consolidated basis reflects the lower growth in Brazil.

Financial margin with clients: The higher-than-expected growth on a consolidated basis is due to the better average spread of the loan portfolio due to the more favorable mix of clients and products, in addition to the higher margin in funding due to higher interest rates in Brazil and in operations in Latin America.

Cost of credit: the higher-than-expected level in Brazil is due to the provision in connection with the event subsequent to the closing date of the 2022 fiscal year of a one-off case of a large company that had filed for court-supervised reorganization. The higher-than-expected level on a consolidated basis reflects the higher provisioning in Brazil.

Non-interest expenses: higher-than-expected growth in Brazil is due to higher-than-expected inflation.

Projections for fiscal year 2021

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	18.1%	between 8.5% and 11.5%	23.2%	between 12.5% and 15.5%
financial margin with clients	8.3%	between 2.5% and 6.5%	7.5%	between 3.0% and 7.0%
financial margin with the market	R$7.7 bn	between R$6.5 bn and R$8.0 bn	R$4.9 bn	between R$3.9 bn and R$5.4 bn
cost of credit[3]	R$20.2 bn	between R$19,0 bn and R$22,0 bn	R$18.2 bn	between R$17.0 bn and R$20,0 bn
commissions and fees and results from insurance operations[4]	5.8%	between 2.5% and 6.5%	5.3%	between 2.5% and 6.5%
non-interest expenses	2.0%	between -2.0% and 2.0%	0.5%	between -2.0% and 2.0%
Effective tax rate	36.5%	between 34.5% and 36.5%	37.5%	between 34.0% and 36.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons for deviations from projections:

Total loan portfolio: the higher-than-expected growth both on an consolidated basis and in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio in the corporate segment.

Financial margin with clients: the higher-than-expected growth both on a consolidated basis and in Brazil was mainly driven by the increase in loan portfolio and the impact of the higher interest rate scenario on our return on working capital.

Effective income tax/social contribution rate: the higher-than-expected effective rate in Brazil was related to the write-off of tax credits carried out in the first quarter of 2021 as a result of their revaluation. Additionally, the higher profit in the period ended up economically diluting the tax benefit of interest on capital.

Projections for fiscal year 2020

According to a Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the market in general that it had suspended the projections for fiscal year 2020, disclosed through a Material Fact on February 10, 2020.

c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced

Projections for fiscal year 2023, according to the Material Fact disclosed on February 7, 2023 and presented in item 3.1 d) of this Reference Form, remain valid.

4. Risk factors

4.1. Describe the risk factors with effective potential to influence the investment decision, observing the categories below and, within them, the decreasing order of relevance:

This section addresses the risks we consider material to our business and investments in our securities. If any of the risks described were to materialize, our business, results of operations and financial condition may be adversely affected, as may the amount of investments made in our securities. Accordingly, investors should carefully evaluate the risk factors described below and the information contained in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we currently do not consider material, emerging risks or other risks of which we are not aware may also adversely affect us.

a) to the issuer

Credit

We may incur losses associated with counterparty exposure risks

We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur losses if any of our counterparties fail to honor their contractual obligations, including as a result of bankruptcy, lack of liquidity, operational failure or other reasons outside our control. This risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Any failure by a counterparty to meet its contractual obligations may adversely affect our financial performance.

Default by other financial institutions may adversely affect the financial markets in general and us.

The safety and soundness of several financial institutions may be closely interrelated as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding the default of a financial institution could cause significant liquidity problems, losses and/or default by other financial institutions. This systemic risk may adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies and stock exchanges with which we interact daily, including us.

If the Central Bank intervenes any other relevant Brazilian financial institution, we, together with medium-sized and smaller financial institutions, may be subject to deposit withdrawals and decreases in investments, which could adversely affect us.

Exposure to Brazilian federal government debt could have a material adverse effect on us

Like most Brazilian banks, we also invest in debt securities issued by the Brazilian government. As of December 31, 2022, approximately 17.0% of all our assets and 54.6% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole.

We may face challenges associated with IBOR transition

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks”, including those in widespread and long-standing use, such as the “IBORs” (including LIBOR and EURIBOR) have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective, while others are still to be implemented or are under consideration. These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

In particular, legacy contracts referencing US$ Libor, such as derivatives, commercial loans, floating rate notes, still remain in our portfolio. At the end of 2021, the global financial markets generally transitioned away from the use of all LIBOR settings (except for certain U.S. dollar LIBOR settings). However, there continue to be risks and challenges associated with the transition from IBORs that may result in consequences that cannot be fully anticipated, which expose us to various financial, operational, supervisory, conduct and legal risks.

In the U.S., the Alternative Reference Rate Committee, or ARRC, has identified the Secured Overnight Financing Rate, or SOFR, as its preferred alternative rate for the US$ LIBOR and the Federal Reserve Bank of New York has begun publishing SOFR daily. Many banks in the U.S. have been entering into transactions where interest is determined based on SOFR or plan to do so during the course of 2023, as recommended by ARRC and certain regulators. Additionally, in April 2021, a New York state law was enacted providing for the substitution of SOFR in any LIBOR-based contract governed by New York state law that does not include clear fallback language, once LIBOR is discontinued. However, as many financial contracts, including some of our financial agreements, include replacement alternatives for LIBOR upon the cessation of LIBOR, it is possible that some U.S. lenders will elect to use alternative rates other than SOFR. Central banks in several other jurisdictions have also announced plans for publishing alternative reference rates for other currencies.

In Europe, the working group on Euro risk-free rates has recommended the new Euro short-term rate, or €STR, as the new risk-free rate for the euro area. Also, in May 2021, this working group recommended EURIBOR fallback trigger events and replacement rates for EURIBOR based on €STR. Unlike LIBOR, the EURIBOR is not expected to disappear; however, it remains uncertain as to how long it will continue in its current form, or whether it will be further reformed or replaced with €STR or an alternative benchmark.

These and other reforms relating to benchmarks could: cause certain benchmarks to be substantially modified or to be permanently discontinued; lead to disruptions in the financial markets; give rise to litigation and other disputes; impact pricing mechanisms on some instruments; cause changes in the valuation of financial instruments linked to benchmark rates and hedging mismatch, among other consequences. Accordingly, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

Business Operations

A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Due to the high volume of daily data processing, we are dependent on technology and management of information, which exposes us to the risk of unavailability of systems and infrastructure, such as power outages, breakdowns, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events beyond our control. Despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption to the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including "bugs" and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage.

Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, punitive damage to third parties, regulatory fines, sanctions, interventions, and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations.

Additionally, we depend on certain third-party services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies, and rely to some extent on third-party data management providers. Interruptions in the provision of these services or data, caused by the lack of supply or the poor quality of the contracted services, among other factors, can affect the conduct of our business as well as our clients.

Moreover, as a result of the COVID-19 pandemic, we have increased the number of employees working remotely, which may increase the risks of unavailability of our systems and infrastructure, interruption of telecommunication services, generalized system failures and heightened vulnerability to cyberattacks. Accordingly, our ability to conduct our business may be adversely impacted.

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing laws and regulations may be interpreted in new ways that would affect the operation of our platform and the way in which we use artificial

intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of identified or identifiable natural persons, including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal action and administrative sanctions, as well as damage that could materially and adversely affect our operating results, reputation, financial condition and prospects.

Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the Brazilian General Data Protection Law, or Law No. 13,709/2018 (Lei Geral de Proteção de Dados), or LGPD, which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the holders of data from improper use.

In addition, pursuant to the LGPD, we may be required to report incidents related to cybersecurity issues, incidents where client information may be compromised, via unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.

We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Our information systems may be vulnerable to service interruptions and security breaches by hackers and cyberterrorists, which continues to evolve in scope and sophistication, causing us to incur significant costs in our ever-evolving efforts to enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach.

Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside the organization, and (v) cyber attacks causing systems degradation or service unavailability that may result in business losses.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We are exposed to this risk over the entire lifecycle of information, from the moment it is collected to its processing, transmission, storage, analysis and destruction.

For example, in 2020, SolarWinds Inc., one of our third-party software services providers, was subject to a data security incident. In 2021, we detected the Log4J vulnerability was identified which allowed remote code execution, with the inclusion of untrusted data (malicious) in the message recorded in an affected version of Apache Log4j, affecting large amounts of systems worldwide and, in 2022, we detected Spring4Shell, a critical vulnerability in the Spring Java framework. Our cybersecurity team promptly took steps to determine whether we were adversely affected, to contain and remediate possible threats. After conducting such investigations of the incidents, we concluded that they resulted in no material adverse impact to us. We cannot assure that similar incidents may occur to other services providers or other relevant vulnerability might be identified, since the entire providers and technologies landscape and the inherent risk of the technology exposes us to cyber threats on a daily basis.

A successful cyberattack may result in unavailability of our services used by our clients, leak or compromise of the integrity of information and could give rise to the loss of significant amounts of client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partners.

There are also requirements related to the information security process that we are required to comply with, such as the Brazilian Data Protection Law – Law No. 13,709/18 (Lei Geral de Proteção de Dados), or LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021 and SUSEP Circular No. 638/2021, among others, and noncompliance of these regulations could subject us to penalties and fines.

While we continue monitoring cyber risks related controls to ensure its effectiveness, failures in our cybersecurity systems or our failure to prevent or identify cyber attacks may materially and adversely affect our operating results and financial condition.

The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us.

Our ability to maintain our competitive position and implement our strategy depends on our senior management and key personnel.

Competition for qualified personnel in the financial services industry is intense, particularly from emerging competitors, such as fintechs and start-ups. Our performance and success depend on highly skilled individuals, and on the technical skills of certain key personnel (such as data scientists, product managers, designers and others) who are difficult to be replaced. Moreover, we face the challenge to provide a new experience to employees, so that we are able to attract and retain qualified professionals who value a work environment offering equal, diverse and meritocratic opportunities and who wish to build up their careers in dynamic and cooperative workplaces.

In addition, the increased competition and the entry of technological companies in the financial sector have forced us to invest not only in traditional career paths but also in career strands more aligned with newest and future generations.

The loss of some of the members of our senior management, including successors to crucial leadership positions, as well as their relationships with our clients, or our inability to attract, develop, motivate and retain qualified personnel, could have a material adverse effect on our operations, performance and our ability to implement our strategy.

We may not be able to prevent our officers, employees or third parties acting on our behalf from engaging in situations that qualify as corruption in Brazil or in any other jurisdiction, which could expose us to administrative and judicial sanctions, as well as have an adverse effect to us.

We are subject to Brazilian anticorruption legislation, and similarly focused legislation of the other countries where we have branches and operations, as well as other anticorruption laws and regulatory regimes with a transnational scope. These laws require the adoption of integrity procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, as well as the applicable Brazilian legislation ,mainly Brazilian Law No. 12,846/2013 – ("Lei Anticorrupção Brasileira"), or the Brazilian Anticorruption Law, require us, among other things, policies and procedures aimed at preventing any illegal or improper activities related to corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to prevent bribery and other corrupt practices. See "Item 4B. Business Overview — Supervision and Regulation" for further details. However, unauthorized actions by our officers, employees or third parties acting on our behalf in breach of our internal policies may qualify as corruption in Brazil or in other jurisdiction and we could be exposed to administrative and judicial sanctions, accounting errors or adjustments, monetary losses and reputational damages or other adverse effects. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects.

We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units

We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence.

We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

• political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand;

• more restrictive or inconsistent government and local central banks' regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and

• difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

As we expand into these and additional markets, these risks could be more significant and have the potential to have an adverse impact on us.

Liquidity

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations.

Current events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Such events increase investor concerns regarding the U.S. or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

We face risks relating to liquidity of our capital resources.

Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank.

Our capacity and cost of funding, including the availability of retail deposits, may be impacted by several factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market's perception of us, among other factors. The occurrence of any of these factors could materially adversely affect our financial position and results of operations, including by increasing the amount of retail deposit withdrawals by our customers in a short period of time.

In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operation and financial condition.

A downgrade of our credit ratings may adversely affect our access to funding or the capital markets, increase borrowing costs or trigger additional collateral or funding requirements

Our ability to raise funds and the costs of such financing may be directly impacted by our credit ratings, which are opinions periodically expressed by independent rating agencies on our creditworthiness. A potential downgrade in our credit ratings could have an adverse impact on our liquidity, access to credit markets, funding costs, competitive position, and certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. Additionally, a downgrade of our credit ratings may trigger certain obligations or requirements under our

financing agreements that could result in an immediate need to deliver additional collateral to counterparties or to take other actions under some of our financing and derivative contracts, adversely affecting our cash flow, interest margins and results of operations.

Credit ratings affect investors' perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil's sovereign credit ratings were BB- with a stable outlook, Ba2 with a stable outlook and BB- with stable outlook by S&P, Moody's and Fitch, respectively, which is below investment grade.

Any downgrading in Brazil's sovereign credit ratings may increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including us, adversely affecting our rating.

Market

The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses.

In the ordinary course of our business, we use derivative financial instruments to hedge against currency risks and risk of losses due to movements in financial market prices in each of our business units.

These investment securities and derivative financial instruments may cause us to record gains and losses at the time of sale or when they are marked to market, as the case may be, and may fluctuate considerably from period to period due to Brazilian and international economic conditions, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment securities and derivative financial instruments may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods or at all. In addition, we may not successfully realize the appreciation or depreciation in our consolidated investment securities and derivative financial instruments or any portion thereof. Any of these factors may materially adversely affect our results of operations and financial condition.

Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio

We are exposed to certain mismatches regarding interest rates and maturities between our credit portfolio and our sources of funds. A portion of our credit portfolio consists of floating and fixed interest rate and the profitability of credit operations depends on our ability to balance the cost to obtain funds with the interest rates charged to our clients. An increase in market interest rates in Brazil may increase our borrowing cost, especially the cost of time deposits, reducing the spread on loans, adversely affecting our operations. Any mismatch between our loan operations and related sources of funding may materially and adversely affect us.

An increase in the total cost of funding sources may result in an increase in the interest rates that we charge on the loans we grant and may consequently affect our ability to attract new customers. A decrease in the growth of our credit operations, as well as the illiquidity resulting from an inability to raise funds continuously, could adversely affect us.

Management and Financial Reporting

Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses

Our market, credit and operational risk management policies, procedures and methods, including our statistical models and tools for risk measurement, such as value at risk, or VaR, for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients' creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures., which could arise, for example, from factors we did not anticipate

or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. If existing or potential customers believe our risk management is inadequate, they could terminate their relationship with us, which could harm our reputation as well as our revenues and profits.

Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models' credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us.

Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us

Our insurance and pension plan business sets prices and establishes reserves based upon actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations.

Although we annually review the pricing of our insurance and pension plan products and the adequacy of the associated reserves, we cannot accurately determine whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

Strategy

The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us

As part of our growth strategy in the Brazilian and Latin American financial sector, we have engaged in several mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating finance and accounting systems and personnel platforms, failure in diligence or the occurrence of unanticipated liabilities and contingencies, as well as the breach of the transaction agreements by counterparties, among other risks.

Whenever we announce this type of transaction, the price of our shares may decline depending on the characteristics of the acquisition and the companies involved.

In addition, we may not achieve the expected operating and financial synergies and other benefits from these transactions in a timely, cost-effective manner, or at all. There is also the risk that regulatory and antitrust authorities may impose restrictions or limitations on the operations or business arising from certain combinations, or impose fines or penalties due to their interpretation of irregularities in connection with the transaction.

In the event that we are unable to take advantage of opportunities for business growth, cost savings, operating efficiencies, revenue synergies and other benefits that we anticipate from mergers and acquisitions, or if we incur greater than estimated integration costs, we may be adversely affected.

Reputational Risk

Damage to our reputation could harm our business and outlook.

We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, supervisors, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. We

cannot assure you that our individual employees will always comply with our internal policies and that our internal procedures will effectively monitor and identify misbehavior. We also cannot assure you that our employees will not associate themselves with political parties nor engage in political agendas. Any deviations in behavior such as inappropriate practices and improper use of information may adversely affect our reputation.

In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with our clients, investors, and the market in general. If we are unable, or are perceived unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other sanctions.

Concentration Risk

We face risks related to market concentration.

Concentration risk is the risk of losses associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to a particular industry, geographic region, business segment, credit products, mitigating instruments, index or currency, among other risk components.

If we fail to diversify transactions with respect to a particular risk component, our exposure and vulnerability towards such component will increase and any changes or termination related to these transactions could cause a material adverse effect on our results of operations and financial condition.

For further information on the concentration of our loan portfolio, see note 6 to our consolidated financial statements prepared in accordance with BRGAAP and available at our investor relations website, which is not incorporated by reference into this annual report.

Competition

The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us.

The Brazilian market for financial services is highly competitive. We face increasing and significant competition from other Brazilian and international banks, in addition to other non- financial companies competing in certain segments of the financial industry in which we operate. These latter competitors may not be subject to the same regulatory and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements.

Competition has increased among financial institutions in Brazil as a result of, among other things, recent regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client's permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, the use of digital channels has risen steadily over the past few years and are changing the way that customers access financial services. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not successfully able to compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share and, consequently, lower our margins and profitability. Such increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer.

We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate.

Brazilian Law No. 12, 529/11, or the Brazilian Antitrust Law, requires that transactions resulting in economic concentration should be submitted to the Brazilian antitrust authority ("Conselho Administrativo de Defesa Econômica"), or CADE, for prior approval in the event these transactions meet a number of specific criteria. The closing of a transaction without CADE's approval subjects the parties to fines ranging from R$60 thousand to R$60 million, the nullity of the relevant transaction agreement, as well as potential administrative proceedings against the parties involved. In addition, the Central Bank regulations require that financial institutions submit certain transactions that may cause concentration between two or more financial institutions authorized to operate by the Central Bank to the Central Bank's antitrust department for prior approval.

As we have a significant market share in the Brazilian banking market in case of eventual allegations of anticompetitive conduct, we may be subject to penalties from CADE, especially administrative fines of 0.1% to 20% of the gross revenues of our group and divestiture of assets. Additionally, we are subject to the antitrust legislation

of the countries where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Accordingly, we cannot assure you that Brazilian and foreign antitrust regulations, to the extent applicable to us, will not adversely affect our business and results of operations in the future.

Our Antitrust Corporate Policy is available on our investors relations website and is not incorporated by reference into this annual report.

b) its shareholders, especially the controlling shareholders

Strategy

Our controlling stockholder has the ability to direct our business

As of December 31, 2022, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.15% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends.

In addition, IUPAR is jointly controlled by Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family, and by Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa, the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders.

Certain of our directors are affiliates of IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. While Brazilian Corporate Law requires that the controlling shareholders vote in the best interest of the company, to the extent that these and other conflicting interests exist, the protection of Itaú Unibanco's and our other shareholders' interests will depend on our directors duly exercising their fiduciary duties as members of our board of directors and abstaining from voting in cases of conflict of interest.

Risk Factors for ADS Holders

The relative price volatility and limited liquidity of the Brazilian capital markets may significantly limit the ability of our investors to sell the preferred shares underlying our ADSs, at the price and time they desire.

The investment in securities traded in emerging markets frequently involves a risk higher than an investment in securities of issuers from the U.S. or other developed countries, and these investments are generally considered more speculative. The Brazilian securities market is smaller, less liquid, more concentrated and can be more volatile than markets in the U.S. and other countries. Thus, an investor's ability to sell preferred shares underlying ADSs at the price and time the investor desires may be substantially limited.

The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances.

Pursuant to our Bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders' meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below.

According to the provisions of the ADSs deposit agreement, in the event of a general stockholders' meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders' meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders.

Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares

We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted.

The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages.

While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the custodian for our preferred shares underlying the ADSs, which permits the depositary bank to convert dividends and other distributions with respect to the preferred shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future legislative changes.

If an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, such holder will have to register its investment in the preferred shares with the Central Bank, either as (i) a Foreign Direct Investment, subject to Law No. 14,286/21 and Central Bank Resolution No. 278, which will require the reporting of the transaction to the Central Bank through the Information Reporting System of Foreign Direct Investment (SCE-IED), if the transaction exceeds US$100,000.00, or (ii) as a Foreign Investment in Portfolio, subject to CMN Resolution No. 4,373/14, which requires the appointment of a financial institution in Brazil as the custodian of the preferred shares (except in case the foreign investor is a natural person) and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio Investments (RDE – Portfolio), regardless of the transaction amount. The failure to register the investment in the preferred shares as foreign investment under one of the regimes mentioned above (e.g. SCE – IED or RDE – Portfolio) will impact the ability of the holder non-resident in Brazil to dispose of the preferred shares and to receive dividends. Moreover, upon receipt of the preferred shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and taxes may be due on these exchange rate transactions.

The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares classifies his/her investment as SCE-IED instead of the RDE-Portfolio. In addition, if a holder of preferred shares attempts to obtain evidence of foreign capital information or registration, as the case may be, such holder may incur expenses or suffer delays in the application process, which could impact the investor's ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner.

The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries

Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our Board of Directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country.

c) To its controlled and associated companies

Considering that we are a holding company, the risk factors that may influence the decision to invest in our securities essentially arise from the risks to which our subsidiaries and affiliates are exposed, as described in this item 4.1.

d) Your managers

We may not be able to prevent our managers acting on behalf of third parties from being involved in adverse situations, which could expose us and affect our image

Our directors and officers, particularly the independent members of our board of directors, may be directors and officers of other companies, whether publicly traded or not, in Brazil or abroad.

We have no access to or control over the policies and procedures designed to prevent any illegal or improper activities in these companies, which may result in our directors and officers being held liable for illegal acts in the course of performing their duties. Involvement of our directors and officers in these companies and potential liability for their acts in the performance of their duties may cause damage to our reputation and image or other adverse effects.

e) To your suppliers

Operational risk factor

There are factors that include events that are totally or partially beyond our control, such as power outages, interruption of telecommunications services, generalized system failures, as well as internal and external events that may affect third parties with whom we do business or that are essential to our activities (such as stock exchanges, clearing houses, financial intermediaries or service providers). We have a continuous supplier evaluation process that mitigates the risk of discontinuity in the supply of services and materials and situations that may affect the bank's image. The operational risks reported in letter "a" of this item are the same for this section.

f) To your customers

Credit

Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio.

As of December 31, 2022, our loan portfolio without endorsements and guarantees was R$909.4 billion, compared to R$ 822.6 billion as of December 31, 2021. Our allowance for loan losses was R$52.3 billion, representing 5.8% of our total loan portfolio, as of December 31, 2022, compared to R$44.3 billion, representing 5.4% of our total loan portfolio, as of December 31, 2021. Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate, risks related to changes in our business resulting from organic growth and mergers and acquisitions, expansion of our loan portfolio to new sectors and clients, particularly individuals and small and middle-market companies. Changes in the Brazilian economic and political conditions, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic conditions, may also adversely affect the quality of our loan portfolio. Adverse changes affecting any large clients or the sectors to which we have significant lending exposure may have a material adverse impact on our business and our results of operations.

For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the retail sector, there was increased demand for credit card financing, which has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates.

Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio In addition, our provisioning models depends on the veracity of the financial information available from the companies we grant loans to, accordingly, any fraud or misstatement in this information may lead us to misrecord provisions or to not make provisions when we should have made them.

If we are unable to control or reduce the level of nonperforming or low-quality loans, we may be adversely affected.

g) Economic sectors in which the issuer operates

Macroeconomic and Geopolitical Risks

The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us.

The Brazilian government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian government's actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary, restrictions on selected imports, and foreign exchange policies. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as:

• interest rates;

• reserve and capital requirements;

• liquidity of capital, financial and credit markets;

• general economic growth, inflation and currency fluctuations;

• tax and regulatory policies;

• restrictions on remittances abroad and other exchange controls; increase in unemployment rates, decreases in wage and income levels; and

• other factors that influence our customers' ability to meet their obligations with us; and other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and, as a consequence, on the market price of our securities.

Changes in macroeconomic and geopolitical conditions may adversely affect us.

Our operations are affected by the macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations. Changes in macroeconomic and geopolitical conditions, such as economic growth, income, unemployment rates, inflation, and fluctuations in interest and foreign exchange rates, may continue to affect the demand for credit and financial services, as well as our clients' ability to repay.

In Brazil, the demand for credit and financial services, as well as our clients' ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP decreased 3.3% in 2020, increased 5.0% in 2021 and is expected to increase 2.9% in 2022. For 2023, we expect a slowdown in the Brazilian GDP growth to 1.1%, caused mainly by the impact of high interest rates on aggregate demand. In addition, the unemployment rate has decreased throughout 2022 and reached 8.5% at the end of the year (compared to 11.8% in 2021 and 14.9% in 2020). These two indicators have a direct impact on the purchasing power of the Brazilian population and, consequently, on their ability to meet theirs financial and contractual obligations.

In the global scenario, the conflict between Russia and Ukraine and tensions between Russia and the United States, the North Atlantic Treaty Organization, or NATO, the European Union and the United Kingdom, or the U.K, resulted in the imposition of several financial and economic sanctions, as well as export controls against certain Russian organizations and/or individuals. The conflict and related developments could have negative impacts on regional and global financial markets and economic conditions, which in turn could cause restrictions on our and our clients' ability to enter into transactions with counterparties in Russia, higher volatility in foreign currency exchange rates, among other negative results. In Latin America political instability and macro fundamentals can also adversely affect our business.

In addition, as the world economy recovers from the recession triggered by the COVID-19 pandemic, not only emerging markets but also developed countries have been facing increases in inflation and interest rates. These and other developments of the COVID-19 pandemic may continue to occur in the medium and long term. Moreover, we cannot assure that new outbreaks of communicable diseases will not occur in the future.

Any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation and foreign exchange rates, may adversely impact us. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of the population in Brazil and in other countries where we have operations. In addition, such events may significantly impair our clients' ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity. All of these events could cause a material adverse effect on our business, results of operations and financial condition.

Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities.

Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers, like us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have a material adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crisis in the European Union, the United States and emerging market countries may diminish investor interest in securities of Brazilian issuers, including Itaú Unibanco Holding. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Banks located in countries considered to be emerging markets may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets.

Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations.

Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to curb it have had significant negative effects on the Brazilian economy. Brazil's General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded inflation of 5.5% in 2022, 17.8% in 2021, 23.1% in 2020 and 7.3% in 2019. Brazil's National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 5.8% in 2022, 10.1% in 2021, 4.5% in 2020 and 4.3% in 2019. Measures to combat high inflation rates include a tightening of monetary policy, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

In Brazil, the Central Bank's Monetary Policy Committee, or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM frequently adjusts the official base interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in August 2022 and has remained at this level, throughout 2022.

In the international scenario, inflation is reaching record highs; in the U.S. consumer inflation measured by the Consumer Price Index, or CPI, of the U.S. reached 7.1% in 2021 (the highest level since 1982) and 7.2% in 2022. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, varied from a negative inflation of 0.3% in 2020, to 5.0% in 2021, and 9.0% in 2022.

The rise in inflation in several developed economies has led the authorities of these countries to being reversing through the strongly stimulating policies implemented during the COVID-19 pandemic. The European Central Bank has increased interest rates from 0.0% in 2020 and -0.5% in 2021 to 2.0% in 2022 and may reach its peak in 2023. The Fed has increased interest rates from 0.09% in 2020 and 0.08% in 2021 to 4.33% in 2022, and the Fed expects rates to rise closer to 5.0% in 2023. Significant changes in inflation and interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in interest rates could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in interest rates could reduce our gains from interest-bearing assets, as well as our net margins.

Political instability in Brazil may adversely affect us.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightened volatility of securities issued by Brazilian companies.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties deriving from the Lava Jato and other investigations and have materially impacted Brazilian economy and political environment. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of political corruption of officials accepting bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas, and construction companies, among others.

In addition, in October 2022, Brazil held elections for President, senators, federal deputies and state deputies. Luiz Inácio Lula da Silva was elected president for the third time, after taking office from 2003 to 2007 and from 2007 to 2011. His initial economic policy direction will be in the spotlight – with an external environment (tightening financial conditions, with the Fed Funds Rate closer to 5.0% and a stronger U.S. dollar across the board) that poses additional challenges. The transition constitutional amendment (Transition PEC) enacted by Congress implies a significant

increase in public spending in 2023, implying an outlook of a return to rising public debt. In the absence of corrective actions, this scenario could lead to a new cycle of low growth, high inflation, and high interest rates.

Any of the above factors may create additional political uncertainty, which could have a material impact on the Brazilian economy and on our business, financial condition and results of operations.

Exchange rate instability may adversely affect the Brazilian economy and, as a result, us.

The real has suffered significant depreciations and appreciations in relation to the U.S. dollar and other strong foreign currencies in the last four decades. During this period, the Brazilian government implemented several economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system.

In 2020, the real depreciated by 28.9% against the U.S. dollar and on December 31, 2020, the real/U.S. dollar selling exchange rate was R$5.1967 per US$1.00. In 2021, the real depreciated by 7.4% against the U.S. dollar and on December 31, 2021, the real/U.S. dollar selling exchange rate was R$5.5805 per US$1.00. In 2022, the real appreciated by 6.5% against the U.S. dollar and on December 31, 2022, the real/U.S. dollar selling exchange rate was R$5.2177 per US$1.00.

We cannot assure you that the real will not significantly appreciate or depreciate in relation to the U.S. dollar and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs.

COVID-19

The COVID-19 pandemic has adversely affected and may continue to affect us.

The COVID-19 pandemic and governmental responses thereto have had, and may continue to have, a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction.

The COVID-19 pandemic has also resulted in materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads.

Measures taken by governmental authorities worldwide, including Brazil, to stabilize markets and support economic growth may not be sufficient to control future volatility or to prevent serious and prolonged reductions in economic activity. While many of the governmental imposed restrictions, such as social distancing measures, have since been lifted, there is no way to predict that these policies will not be tightened or that new and different restrictions will not be imposed. These policies and measures have influenced, and may continue to influence, the behavior of the consumer market and the population in general, and the demand for services, products, and credit.

The pandemic and disruptions arising from it have adversely impacted us to varying degrees and in various aspects, including with the implementation of a remote work policy, and measures to reduce circulation of people in our offices.

We continue to closely monitor the pandemic and related risks as they evolve globally. The extent of the impacts of the COVID-19 pandemic on our business, financial condition, liquidity and results will depend on future developments, which are highly uncertain, unpredictable and which depend on several factors that are beyond our control, including the possibility of additional outbreaks, further mutations and variants of the virus and the intensity of the economic downturn resulting from actions taken, or to be taken, by government authorities and the scientific community in response to the COVID-19 pandemic, including in relation to the availability and efficiency of vaccines and other treatments. Consumers affected by the COVID-19 pandemic may continue to show retraction behaviors, even after the end of the crisis, maintaining low levels of discretionary spending in the long term, which is why certain sectors we serve may take longer to recover (particularly sectors such as hotels, civil aviation, shopping centers and wholesale retailers).

To the extent the COVID-19 pandemic adversely affects our business, results of operations and financial condition, it would also have the effect of heightening many of the other risks described in this "Risk Factors" section of this annual report.

h) The regulation of the sectors in which the issuer operates

Regulatory, Compliance and Legal

Changes in applicable law or regulation may have a material adverse effect on our business.

Brazilian banks, including us, are subject to extensive and continuous regulations and regulatory supervision by the Brazilian government, principally by the Central Bank. Changes in the law or regulations applicable to financial institutions in Brazil may adversely affect our operations, especially regulations imposing:

• minimum capital requirements;

• reserve and compulsory deposit requirements;

• insurance regulations;

• restrictions on credit card and payroll loans activities, among other products and services offered by us;

• minimum levels for federal housing and rural sector lending;

• funding restrictions;

• lending limits, earmarked lending and other credit restrictions;

• limits on investments in property, plant and equipment;

• environmental, social, and corporate governance requirements;

• restrictions on remittances abroad and other exchange controls;

• limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge;

• accounting and statistical requirements; and

• other requirements or limitations in the context of a global financial crisis.

The regulatory framework governing Brazilian financial institutions, including banks, broker-dealers and leasing companies, and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian government to change laws and regulations applicable to Brazilian financial institutions based on international developments. Any such changes or new laws and regulations could adversely affect us.

In the context of economic or financial crises, the Brazilian government may also implement changes to the legal framework applicable to the operations of Brazilian financial institutions, such as the proposed regulatory reforms aiming to prevent the recurrence of crises similar to the financial crisis that began in late 2007, which included a new requirement to increase the minimum regulatory capital (Basel III).

Moreover, there are several proposed bills under consideration in the Brazilian Congress that, if approved into law as currently drafted, could adversely affect us.

We also have operations outside of Brazil, including, but not limited to, Argentina, the Bahamas, the Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the United States and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us.

Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.

As part of our ordinary course of business, we are subject to inspections by federal, municipal, and state tax authorities. The Brazilian government regularly amends tax laws and regulations, that may create new taxes, modify tax rates and change the calculation basis, taking into account that some of the changes may be applicable solely to the banking industry. Some of these amendments may increase, directly or indirectly, our tax burden, which may adversely affect our profitability.

As of the date of this annual report, the Brazilian Congress is discussing broad tax reforms. Ongoing discussions include replacing certain existing taxes, imposition of withholding tax over dividends distributions (currently exempt from income taxation), increase of certain taxes levied on financial revenues, among other provisions. There is no clarity as to when or whether such tax reforms may ultimately be enacted. If adopted, any tax reforms may affect our business by increasing our costs, limiting our profitability or having other impacts.

In addition, certain tax laws may be subject to controversial interpretations. If the tax authorities interpret the tax laws inconsistently with our interpretation, we may be adversely affected, including the payment in full of taxes due, plus charges and penalties, which could adversely affect our results of operations. For instance, in February 2023 the Federal Supreme Court, or STF, ruled that a final and unappealable decision on a tax matter that currently applies to the legal entity may lose its effects when there is a contrary judgment by the STF. This ruling may impact taxpayers in general, including us, as it may lead to the obligation to pay for taxes that were not originally due.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We, through our subsidiaries, operate in several sectors related to the provision of credit and financial services. For purposes of regulation and supervision, the Central Bank deems Itaú Unibanco, its subsidiaries and affiliates to be a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have direct claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. Conversely, if the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries' assets. In addition, the Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process, which may adversely affect us.

Increases in compulsory deposit requirements may have a material adverse effect on us.

The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements or impose new requirements. Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations.

Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them.

We offer certain insurance products, including but not limited to health, life and car insurance. Insurance companies are subject to regulation and supervision from the Superintendence of Private Insurance ("Superintendência de Seguros Privados"), or SUSEP, including the possibility of intervention and/or liquidation in case of insufficient resources, technical reserves, or poor economic condition. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification to engage in business activities.

As we provide health insurance products, we are also subject to the regulations of the Brazilian Health Agency (Agência Nacional de Saúde), or ANS. Health insurance companies facing financial distress or carrying out activities irregularly may be subject to penalties by ANS that range from warnings to the cancellation of the company's authorization to operate and sale of its portfolio. In addition, ANS may also impose fiscal or technical direction regime or extrajudicial liquidation. Any changes in regulations imposed and penalties applied by SUSEP and ANS may adversely affect our insurance operations.

We are subject to financial and reputational risks arising from legal and regulatory proceedings.

As part of the ordinary course of our business, we face risks of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax lawsuits and proceedings, which could subject us to inspections, monetary judgements, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter.

For example, as described in note 29 to our consolidated financial statements, we are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian government as a measure to combat inflation. While the Superior Court of Justice

(Superior Tribunal de Justiça) has issued decisions favorable to holders of savings accounts, the Supreme Court of Brazil (Supremo Tribunal Federal), or STF has not ruled on the constitutionality of such economic plans and whether they are even applicable to savings accounts. In December 2017, representative entities of banks and the representative entities of holders of savings accounts entered into a settlement agreements, but the low adherence to the agreement and the possible unfavorable judgment by the Federal Supreme Court may result in significant costs to the Brazilian banks and losses significantly higher than the amount of our provisions, which could have an adverse effect on the amounts of our financial position.

In addition, we record reserves for probable losses that can be reasonably estimated or as otherwise required by Brazilian law. In case we are required to pay amounts for which we have no provisions, or that are higher than the provisions we made, we may be materially and adversely affected.

Risk Factors for ADS Holders

Holders of our shares and ADSs may not receive any dividends.

According to our bylaws, we are required to pay our shareholders at least 25% of our annual adjusted net income calculated in accordance with BRGAAP, which may differ significantly from our net income calculated under IFRS as issued by the IASB. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition.

For further information see "Note 19 – Stockholders' Equity" to our audited consolidated financial statements.

For further details about CMN's capital requirements and dividends and interest on capital see "Note 2 - Significant Accounting Polices - d) Summary of main accounting practices - XVII - Dividends and interest on capital" and "Note 19 – Stockholders' Equity" to our audited consolidated financial statements.

i) Foreign countries where the issuer operates

Risk factors related to foreign countries that may influence a decision to invest in our securities are described in items (a), (g) and (h) of this item 4.1.

j) To social issues

Social Risk

We may incur financial losses and damages to our reputation as a consequence of social risks.

We, as a financial institution, are subject to Social risks, which may potentially affect our own operations, our business activities and revenues of our clients, especially in case of serious social incidents and/or regulatory penalties or sanctions, such as reputational risks specially those related to human rights. Further, we consider that the manner our clients and providers undertake their activities may conflict with our principles and values which are part of our exclusion list i.e. (i) modern slavery; (ii) child labor in disagreement with the local law; and (iii) forced prostitution and sexual exploitation including child prostitution.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitation to our ability to pursue certain business opportunities. On that regard, Brazilian highest financial regulator determines that banks must add social aspects within the scope of an integrated risk management framework. (Resolutions No. 4,557/17 and No. 4,943/21). Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social risks that could represent potential losses. Brazilian Central Bank is in charge of supervising the implementation of such regulation.

k) environmental issues

Environmental Risk

We may incur financial losses and damages to our reputation as a consequence of environmental risks.

We, as a financial institution, are subject to environmental risks, which may potentially affect our own operations, our business activities and the revenues of our clients, especially in case of serious environmental incidents and/or regulatory penalties or sanctions. We can also be indirectly liable for, given financial support to a project that caused

an environmental damage, under a joint and several liability model, which could also expose us to further reputational risks.

In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG but we can also face limitation to our ability to pursue certain business opportunities. On that regard, Brazilian highest financial regulator determines that banks must add environmental aspects within the scope of an integrated risk management framework. (Resolutions No. 4,557/17 and No. 4,943/21). Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate environmental risks that could represent potential losses. Brazilian Central Bank is in charge of supervising the implementation of such regulation.

l) climate issues, including physical and transition risks

Climate risk

Climate change may have adverse effects on our business and financial condition.

Climate change related risks are gaining increasing social, regulatory, economic, and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) physical climate risks; (ii) transition climate risks, including climate litigation.

Physical climate risks are those that arise from changes in climate and weather that impact the economy and can be chronic physical risks including rising global average temperatures, which can cause sea levels to rise and acute climate risks caused by natural disasters including but not limited to floods, fires and hurricanes. Such disasters could adversely affect our clients' business as well as our operations. In addition, physical risks could cause market volatility and negatively affect the liquidity and credit worthiness, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. In addition, our facilities and resilience may also suffer physical damages due to severe weather events which may represent increased operational costs.

Transition climate risks are those that arise from the transition to a low-carbon economy. We expect that the market may face significant and rapid developments in terms of stakeholder expectations, new technologies, policy, legal and regulatory demands capable of impacting our lending activities and the value of our financial assets. Further, we expect greater scrutiny of the business we conduct and the customers we transact with. As a result of practices and decisions related to climate change, our reputation and client relationships may be damaged, which may impact the demand for our products resulting in impairment changes.

Another potential risk arises from climate-related litigation, which is compelling governments and corporate actors to purse action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. As a financial institution, we are not only exposed to the risk of being sued in a climate-related lawsuit, but also be indirectly affected through our credit portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repairment costs, potential impact on the value of our client´s business, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change.

Effects from both physical and transitional climate risks may also represent losses for our clients, affecting companies´ profitability as well as their ability to fulfill their obligations. Further, possible carbon pricing can affect companies' costs and compromise their ability to generate cash flows. This could generate a wider deterioration of our clients' creditworthiness, generating a greater loss of credit. If we do not map the risks associated with climate change into our traditional risk framework, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

m) other issues not included in the previous items

Not applicable, since there are no questions not included in the previous items.

4.2 State the key five (5) risk factors, among those listed in item 4.1, regardless of the category in which they are inserted.

Among the risk factors listed in 4.1, we highlight the key ones as follows:

- We may incur losses associated with counterparty exposure risks;

- Changes in macroeconomic and geopolitical conditions may adversely affect us;

- The Brazilian government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as political and economic conditions in Brazil, may adversely affect us;

- Changes in applicable law or regulation may have a material adverse effect on our business;

- Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect our operations and profitability.

4.3 Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to foreign exchange risks and interest rates.

a. **Our definition of market risk**

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

b. **Our governance for market risk**

Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

• Political, economic and market conditions;

• The profile of our portfolio; and

• Capacity to act in specific markets.

The key principles underlying our market risk management strategy are as follows:

• Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;

• Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;

• Increase transparency as to how the business works to optimize results;

• Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and

• Monitor and avoid risk concentration.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products.

The CMN has regulations establishing the segregation of market risk exposure into minimum into risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure.

Our structure of limits and alerts follows the board of directors guidelines, which are reviewed and approved by our board of directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as our risk appetite.

c. Our procedures and metrics for market risk

Procedures and Key Indicators

In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations.

Our market risk framework categorizes transactions as 'Trading Book' or 'Banking Book', in accordance with general criteria established by specific regulation.

Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading.

Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term.

Market risk management is based on the following key metrics:

• Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, taking into account a defined holding period and confidence interval;

• Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);

• Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;

• Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market); and

• Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the most significant risk in simulations of the current portfolio, taking into account the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, we also analyze sensitivity and loss control measures. They include:

• Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates;

• Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and

• Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

For further information on market risk see "Note 32 – Risk and Capital Management" to our audited consolidated financial statements.

VaR – Consolidated Itaú Unibanco Holding

Our consolidated VaR is calculated through the historical simulation. The assumption underlying historical simulation is that the expected distribution for the possible gains and losses (P&L) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non-linear instruments, we carry out a full re-pricing (full valuation), without any potential simplifications in the calculation.

The VaR is calculated with a confidence interval of 99%, a historical period of four years (1,000 working days) and a holding period that varies in accordance with the portfolio's market liquidity, considering a minimum horizon of ten working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies.

We calculate VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk.

Consolidaded VaR (Historical Simulation approach)(1)	Average	Minimum	Maximum	December 31, 2022	Average	Minimum	Maximum	December 31, 2021
	(In millions of R$)							
Group of Risk Factor								
Interest rate	1,102	885	1,751	1,160	937	425	1,411	1,257
Currencies	26	9	55	26	18	10	37	13
Equities	27	18	65	65	42	17	98	24
Commodities	4	2	10	10	4	1	8	4
Diversification effect (2)				(527)				(602)
Total	**678**	**494**	**1,172**	**734**	**441**	**198**	**707**	**696**

1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
2) Reduction of risk due to the combination of all risk factors.

As of December 31, 2022, our average global VaR (Historical Simulation) was R$678 million, or 0.4% of our consolidated stockholders' equity as of December 31, 2022, compared to our average global VaR (historical simulation) of R$441 million as of December 31, 2021 or 0.3% of our consolidated stockholders' equity as of December 31, 2021.

VaR – Trading Book

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$47.8 million as of December 31, 2022, compared to R$48.7 million as of December 31, 2021 and to R$42.0 million as of December 31, 2020.

Trading Book VaR (1)	Average	Minimum	Maximum	December 31, 2022	Average	Minimum	Maximum	December 31, 2021
	(In millions of R$)							
Group of Risk Factor								
Interest rate	57.2	29.5	90.5	44.9	39.4	11.9	80.8	40.6
Currencies	19.8	4.5	45.8	21.4	12.1	5.1	50.2	6.2
Equities	23.8	11.5	50.6	48.1	24.4	10.1	57.6	10.3
Commodities	3.9	2.0	19.5	8.0	4.2	1.1	7.6	3.1
Diversification effect (2)				(75.7)				(26.7)
Total	**47.8**	**30.8**	**92.3**	**46.7**	**48.7**	**21.4**	**106.8**	**33.5**

1) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.
2) Reduction of risk due to the combination of all risk factors.

Sensitivity Analysis (Trading and Banking Portfolios)

We conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances.

The sensitivity analysis of the trading portfolio and banking portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis.

Exposures		Trading Portfolio(1) December 31, 2022			Trading and Banking Portfolios(1) December 31, 2022		
Risk Factors	**Risk of varitions in:**	**Scenario I**	**Scenario II**	**Scenario III**	**Scenario I**	**Scenario II**	**Scenario III**
		(In millions of R$)					
Interest Rate	Fixed Income Interest Rates in reais	-	(29.9)	(66.7)	(9.6)	(2,862.8)	(5,432.1)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(0.1)	(71.8)	(135.0)	(1.0)	(201.4)	(365.7)
Foreign Exchange Rates	Prices of Foreign Currencies	(2.1)	33.8	114.5	1.1	(29.6)	(4.0)
Price Index Linked	Interest of Inflation coupon	0.4	(29.3)	(60.9)	0.1	(117.4)	(427.3)
TR	TR Linked Interest Rates	-	-	-	0.2	(45.1)	(123.9)
Equities	Prices of Equities	0.5	61.4	137.9	4.3	(31.3)	(47.5)
Other	Exposures that do not fall under the definitions above	(0.2)	8.4	18.9	2.5	7.1	16.2
Total		**(1.5)**	**(27.4)**	**8.7**	**(2.4)**	**(3,280.5)**	**(6,384.3)**

1) Amounts net of tax effects.

- Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices;

• Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and

• Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Interest Rate Sensitivity

Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the renegotiation of prices of interest-bearing assets and liabilities.

Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds.

The pricing structure is matched when equal amounts of these assets or liabilities mature or are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise.

These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our "CSRML" analyzes Itaú Unibanco Group's gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions.

For further information on the position of our interest-bearing assets and liabilities as of December 31, 2022 see "Note 32. Risk and Capital Management" of our audited consolidated financial statements. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management's actions to manage risk in these changing positions.

IBORs Transition

In 2018 we assembled a working group to follow up on the international financial markets discussions regarding the replacement of the IBORs rates by new reference rates. The main goal of this working group was, and still is, to support our senior executives in the decision-making process on this subject. In order to achieve that, this group is comprised of several areas of the bank, including representatives from Treasury, Risk, Accounting, Legal, Compliance, External Units, etc., and is being led by the Products team at the head office in Brazil.

Among its actions over the past four years, we can highlight the following: (i) assessment of the bank's exposure to IBORs; (ii) the amendment of fallback clauses in the contracts of assets, liabilities and derivatives transactions indexed to IBORs; (iii) monitoring and active participation in market consultations held by ISDA and the Fed with regards to new replacement rates and its methodologies; (iv) follow up reports for the Senior Management in several committees (Products, Accounting, Audit and Market Risk Committees); (v) analysis of accounting impacts and new procedures to be applied to the transactions in our portfolios, as well as monitoring any announcements of the main global accounting bodies (IASB and FASB) and participation in discussions held in specific international forums; (vi) mapping out the operational impact of the transition to the new rates; and (vii) communications to clients regarding the discontinuity of IBOR rates, in addition to discussions with foreign banks that are members of the Alternative Reference Rate Committee to further monitor the subject.

Throughout 2022, the working group continued to follow market guidelines and acted in the implementation of previously defined action plans, including the recommendation to not increase Libor exposure. We have also adhered, on February 2021, to the IBOR Fallbacks Protocol of the International Swaps and Derivatives Association published on October 23, 2020, which will enable market participants to incorporate the revisions into their legacy non-cleared derivatives trades with other counterparties as part of IBOR transition. Our Group will keep up with the periodic reports to Senior Management and clients whenever it deems necessary.

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision. The ranges are divided into:

• Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;

• Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and

• Red (10 or more exceptions): demonstrates the need for improvement action.

According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions.

The hypothetical profit and loss or P&L, exceeded the VaR estimate on one day over the preceding 250 business days ended December 31, 2022. The actual P&L had no exceptions over the same period.

4.4. Describe any judicial, administrative or arbitration proceedings to which the issuer or its controlled companies are a party, specifying labor, tax, civil, environmental and other claims: (i) that are not confidential, and (ii) that are material for the business of the issuer or its controlled companies, stating:

a. court

b. jurisdiction

c. filing date

d. parties to the proceedings

e. amounts, assets or rights involved

f. main facts

g. summary of decisions on the merits issued

h. case status

i. if the chance of loss is:

i. probable

ii. possible

iii. remote

j. reason why this case is deemed material

k. analysis of the impact in the event of an unfavorable decision

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$887 million, which accounts for 0.5% of Itaú Unibanco Holding's Equity under IFRS (R$177.4 billion as of December 31, 2022).

Civil, tax and labor contingencies are the subject-matter of a provision whenever loss is assessed as probable. Provisions are also recognized, irrespective of the event of an unfavorable outcome to the company, for tax contingencies in which the outcome of the case depends on the recognition of unconstitutionality of the legislation in force.

Management believes that the provisions for judicial and administrative contingencies recognized are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or judicial contingencies will have no adverse material effect on our business, financial position or results of operations.

<u>**Civil Proceedings**</u>

Case No. 2000.51.01.030509-7

a. Court: 2nd Federal Lower Court of the Judiciary District of Rio de Janeiro (State of Rio de Janeiro)
b. Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c. Filing date: 11.21.2000

d. Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. ("Banerj"), Sate of Rio de Janeiro, and Caixa Econômica Federal
e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the "B Account" set up on June 10, 1997).
f. Main facts: This is a public interest civil action involving aspects of Banerj's privatization process. The so-called "B Account" (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of the account is to ensure the refund to the purchaser of Banerj, which was awarded in lawsuits based on events that took place before the privatization closing date. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of the amount to the "B Account", as well as the joint obligation of the defendants to refund the amounts unduly withdrawn through allegedly unlawful procedures adopted for the settlements of labor claims filed by Banerj's former employees. Judgment for defendant, recognizing the legality of the "B Account" set up and of the settlements signed (March 9, 2009). The TRF ruled to uphold the judgment for defendant (October 16, 2012). A motion for clarification was filed by the Public Prosecution Office to nullify the judgment on the grounds of failure to serve the Federal Government with notice, which was then accepted to rule the decision null and void (March 18, 2014). In a new trial by a single judge of the appellate court, this judgment was overruled on the grounds of failure to serve the Federal Government with notice (June 10, 2019); an internal interlocutory appeal was dismissed (April 7, 2001). The special appeal filed is pending trial.
g. Summary of decisions on the merits issued: Judgment for defendant, recognizing the legality of the "B Account" set up and the settlements signed, although nullified.
h. Case status: Judgment for defendant: March 9, 2009 TRF ruled to uphold judgment for defendant: October 16, 2012 Appellate decision declared null and void: March 18, 2014 Judgment overruled: June 10, 2019 Internal interlocutory appeal dismissed: April 7, 2001 Awaiting decision by the Superior Court of Justice (STJ) regarding the annulment of judgment and concurrently the current stage of the case in trial court.
i. Chance of loss: Remote
j. Reason why this case is deemed material: Amount in dispute
k. Analysis of the impact in the event of an unfavorable decision: Refund the amounts of the labor settlements, which were paid with funds from the "B Account", and to prevent any new withdrawals from the "B Account".

Case No. 2003.51.01.028514-2

a. Court: 2nd Federal Lower Court of the Judiciary District of Rio de Janeiro (State of Rio de Janeiro)
b. Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c. Filing date: 12.05.2003
d. Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro and Labor Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. ("Banerj"), Gilberto Carlos Frizão, Manoel Antonio Granado, and Otávio Aldo Ronco.
e. Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the "B Account" set up on June 10, 1997).
f. Main facts: This is a public interest civil action based on alleged administrative improbity, involving aspects of Banerj's privatization process, related to the setup and use of the so-called "B Account" (an escrow account). In these proceedings, the plaintiffs claim that there was an undue withdrawal of funds deposited in the "B Account" through allegedly unlawful procedures adopted in labor claims filed by Banerj's former employees (i.e. the failure to file the applicable appeals). For this reason they request that any withdrawal from the "B Account" be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and demand the joint obligation of the defendants to refund the amounts unduly withdrawn and to be sentenced under the penalties set forth in the Brazilian Improbity Law (Law No. 8,429/1992), due to the administrative improbity of the charged individuals. This lawsuit is being prosecuted in conjunction with Case No. 2000.51.01.030509-7, with the same cause of action and claims. Judgment for defendant, recognizing the legality of the "B Account" set up and of the settlements signed (March 9, 2009). The TRF ruled to uphold the judgment for defendant (October 16, 2012). A motion for clarification was filed by the Public Prosecution Office to nullify the judgment on the grounds of failure to serve the Federal Government with notice, which was then accepted to rule the decision null and void (March 18, 2014). In a new trial by a single judge of the appellate court, this judgment was overruled on the grounds of failure to serve the Federal Government with notice (June 10, 2019); an internal interlocutory appeal was dismissed (April 7, 2001). The special appeal filed is pending trial.
g. Summary of decisions on the merits issued: The case was dismissed, recognizing the legality of the "B Account" set up and the settlements signed, although nullified.
h. Case status: Judgment for defendant: March 9, 2009

The TRF ruled to uphold the judgment for defendant: October, 16, 2012. Appellate decision declared null and void: March 18, 2014 Judgment overruled: June 10, 2019 Internal interlocutory appeal dismissed: April 7, 2021 Awaiting decision by the Superior Court of Justice (STJ) regarding the annulment of the sentence and concurrently the current stage of the case in trial court.
i. Chance of loss: Remote
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Refund the amounts unduly withdrawn from the "B Account.

Case No. 0003056-02.2003.8.26.0200

a. Court: 2nd Civil Lower Court of Itapira (State of São Paulo)
b. Jurisdiction: Superior Court of Justice (STJ)
c. Filing date: 08.06.2003
d. Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco
e. Amounts, assets or rights involved: R$12,257,078,084.90 (December 2022).
f. Main facts: This is a lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered, by a final and unappealable decision (December 12, 2007), to exclude interest capitalization and refund overpaid amounts, adjusted to include interest in the same proportion as it had been charged by the bank. Upon calculation of the liquid amount, the lower court, based on the capitalized interest criterion and with 2,400.64% of compensatory interest incurred from 2003 to 2007, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff (May 21, 2018). The Appellate Court of the State of São Paulo (TJSP) overturned this judgment to exclude capitalization and charge simple interest as of the date of summons (2003), reducing the award amount to approximately R$3.5 million (May 2, 2019). Itaú made a judicial deposit of the adjusted awards amount (R$5.9 million in August 2019). Plaintiff filed a motion for clarification, which was denied (November 4, 2019). Plaintiff and former lawyer filed special appeals, which were granted by TJSP (April 20, 2021) and the case is to be held by the judge under advisement at the Superior Court of Justice (STJ).
g. Summary of decisions on the merits issued: The decision issued at the cognizance phase, which is final and unappealable, has ruled that the bank review the contracts and exclude the capitalization amount, as well as refund twice the overstated amounts charged, adjusted to include interest earned at the same rates charged by the bank. Upon calculation of the liquid amount, a decision was issued approving the expert witness report in the amount of R$7.6 billion, with the following assumptions: capitalized interest and 2,400.64% of compensation interest from 2003 to 2007. The Appellate Court partially overruled this decision, reducing the amount in dispute to R$ 3.5 million by excluding capitalization and determining the inclusion of simple interest from the date of summons.
h. Case status: The special appeals filed by the Plaintiff and former lawyer before the STJ against the appellate decision issued by TJSP on April 22, 2019 are pending trial.
Chance of loss: Remote
j. Reason why this case is deemed material: Amount in dispute
k. Analysis of the impact in the event of an unfavorable decision: In August 2019, the bank paid the award in effect in the amount of R$5.9 million. The remaining remote risk of loss is R$12.2 billion.

Cases No. 0012488-09.2002.8.14.0301 and 0035211-78.2002.8.14.0301

a. Court: 5th Lower Civil Court of Belém (State of Pará)
b. Jurisdiction: Appellate court – Appellate Court of the State of Pará (TJPA)
c. Filing date: 03/18/2002 and 10/14/2002
d. Parties to the proceedings: Rondhevea Administração e Participações Ltda. vs. Itaú Unibanco and Itaú Corretora de Valores Mobiliários e Câmbio
e. Amounts, assets or rights involved: R$7,556,023,417.64 (December 2022).
f. Main facts: Itaú is a defendant in two lawsuits filed by Mr. Antonio Cabral (later succeeded by Rondhvea Adm. e Participações). Itaú allegedly would have sold 6,360 shares issued by Itaú and 5,000 shares issued by Banco União Comercial (succeeded by Itaú) in 1985, without the plaintiff's authorization. In a final and unappealable decision, Itaú was ordered to award the plaintiff an amount corresponding to the share value and respective accessory obligations. Upon calculating the number of shares, under calculation of the liquid amount, the expert appraiser disregarded the reverse split of shares as set forth by CVM Instruction No. 56/87, which took place in March 1987, at 1,000 for 1 share, and thus determined the amount of R$4 billion (**expert witness report of August 30, 2017**). These expert witness reports were approved by the trial court judge (**September 18, 2020**), thus prompting Itaú to file the proper appeals, which were both granted with suspensive effect. Adjudication upon

the merits of the appeals filed by the bank is pending, as well as the complaints made by the bank before the Disciplinary Board of Courts, the National Justice Board (CNJ), in addition to the trial of a motion to recuse the judge. Itaú made a judicial deposit of the amount it understands as effectively due, which corresponds to the price of shares and accessory obligations based on the reverse split carried out in March 1987 (R$895,004.60 – October 2020).
g. Summary of decisions on the merits issued: At the cognizance phase, the bank was ordered to pay plaintiff the amount corresponding to the shares sold without evidence of plaintiff's authorization, as well as corresponding earnings. Upon calculation of the liquid amount, the lower court judge approved the expert witness report and stated, in both lawsuits, that the bank owned the approximate amount of R$4 billion.
h. Case status: The appeals filed by the bank, at the Appellate Court of Pará, against the decision that ratified the amount of R$ 4 billion, are pending trial (decision handed down on September 18, 2020 in both cases).
Chance of loss: Probable (R$1,125,461.72) and Remote (R$7,554,897,955.92)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Pay award corresponding to the value of shares and respective accessory obligations.

Tax Claims

Case No.16327.720661/2021- 45

a. Court: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court (CARF)
c. Filing date: 09.22.2021
d. Parties to the proceedings: Federal Government vs. Banco Itaucard S/A
e. Amounts, assets or rights involved: R$971,297,170.23 (December 2022)
f. Main facts: On September 22, 2021, a tax assessment notice was received aimed at the collection of social contribution (CSLL) on alleged lack of addition, in Part A of LACS book, of the debit balances related to counterparts of surplus and deficit of depreciation in 2017, as tax authorities consider them nondeductible. This tax assessment was upheld by the Federal Revenue Service Judgment Office (DRJ) at the trial of the objection filed. The Voluntary Appeal filed before the CARF is pending trial since October 26, 2022.
g. Summary of decisions on the merits issued: DRJ justified the upholding of the tax assessment on the grounds that the adjustments arising from surplus and deficit of depreciation cause no tax effects on CSLL, and should be neutralized off books by excluding or adding any corresponding revenues or expenses in the calculation of the contribution calculation basis.
h. Case status: Appellate decision by DRJ: September 29, 2022; Voluntary Appeal filed at CARF is pending trial.
i. Chance of loss: Possible
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 004P2019

a. Court: Finance Office of the Municipality of Mogi Mirim (State of São Paulo)
b. Jurisdiction: Lower court
c. Filing date: 07.23.2019
d. Parties to the proceedings: Municipality of Mogi Mirim vs. Itaú Unibanco SA
e. Amounts, assets or rights involved: R$1,011,648,122.29 (December 2022)
f. Main facts: Tax assessment notice levied by the Municipality of Mogi Mirim (SP) for the collection of municipal services tax (ISS) on the alleged data processing and storage services provided by the Mogi Mirim unit (CTMM) to other companies of the Conglomerate from January 2015 to September 2017.
g. Summary of decisions on the merits issued: After administrative objections were filed, we obtained a favorable decision, not yet final, so that the calculation base included only the costs of the activities carried out at CTMM (December 2022: R$21,461,513.24).
h. Case status: Administrative appeal filed by the bank is pending trial (ruling at the administrative lower court: June 22, 2022).
i. Chance of loss: Remote
j. Reason why this case is deemed material: Amount in dispute
k. Analysis of the impact in the event of an unfavorable decision: Possible need to secure debit at the judicial courts.

Case No. 16327.721221/2019-91

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court (CARF)
c. Filing date: 12.30.2019
d. Parties to the proceedings: Federal Revenue Service vs. Banco Itaucard S/A
e. Amounts, assets or rights involved: R$1,005,058,759.12 (December 2022).
f. Main facts: Tax assessment notice for collection of corporate income tax (IRPJ) and social contribution (CSLL) for calendar year 2014 and 2015 on the grounds of disallowance of losses incurred by Banco Itaucard in derivative operations with Itaú Unibanco S/A, in addition to aggravated fine (150%). The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF's ruling on the voluntary appeal filed.
g. Summary of decisions on the merits issued: The decision rendered by the DRJ was based, in summary, on the understanding that derivative transactions, although carried out on stock exchanges, have not derived from operations carried out under normal market conditions and do not meet the legal requirements for deduction, in accordance with Article 299 of Decree No. 3000/1999. With respect to the aggravated fine, DRJ understood, in summary, that the atypical nature of these operations justified the upholding of the fine.
h. Case status: Appellate decision by DRJ: June 15, 2020. Voluntary Appeal filed by the company at CARF is pending trial.
i. Chance of loss: Possible (R$736,228,066.37) and Remote (R$268,770,692.75– – related to percentage of aggravated fine exceeding 75% of fine on assessment).
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.721172/2019-96

a. Court: Federal Revenue Service (Federal Revenue Service Judgment Office (DRJ)
b. Jurisdiction: Administrative lower court (DRJ)
c. Filing date: 12/16/2019
d. Parties to the proceedings: Federal Government vs. Itaú Unibanco S.A.
e. Amounts, assets or rights involved: R$1,156,036,967.43 (December 2022).
f. Main facts: Tax assessment notice for social security tax due and third parties on payments made in 2015 in connection with profit sharing, hiring bonus, meal voucher and food allowance. Partially favorable decision granted at DRJ. Voluntary Appeal and Mandatory Review were filed.
g. Summary of decisions on the merits issued: DRJ cancelled the tax assessment in part, excluding part of the debits on profit sharing unduly demanded on amounts below 12 times the related monthly compensation and upholding the remaining charges.
h. Case status: Appellate decision by DRJ: December 21, 2021; Appellate decision on Voluntary Appeal and Mandatory Review is pending publication.
i. Chance of loss: Possible (R$403,838.71) and Remote (R$1,155,633,128.72)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.721240/2019-17

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court (CARF)
c. Filing date: 12.30.2019
d. Parties to the proceedings: Federal Government vs. Banco Itaucard S.A.
e. Amounts, assets or rights involved: R$1,238,366,044.02 (December 2022)
f. Main facts: Tax assessment notices for collection of PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of lease operations carried out, with a 150% fine levied. Lawsuit attached to Case No. 16327.721239/2019-92 about the same subject matter challenged. The Federal Revenue

Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF's ruling on the voluntary appeal filed.
g. Summary of decisions on the merits issued: DRJ justified the upholding of the tax assessment on the grounds that, during the contract term, the Bank accurately calculated the PIS/Cofins basis but had unduly reversed the depreciation surplus amounts at the end of each contract.
h. Case status: Appellate decision by DRJ: May 25, 2020; Voluntary Appeal filed by the company at CARF is pending trial.
i. Chance of loss: Possible (R$137,702,325.45) and Remote (R$1,100,663,678.57)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.720188/2019-81

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 02.27. 2019
d. Parties to the proceedings: Federal Government vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$1,332,333,547.74 (December 2022).
f. Main facts: Tax assessment notice aimed at the collection of social security tax due on payments of employee and management profit sharing, meal voucher and food allowance paid in tickets and hiring bonus. After the ruling that partially granted the objection (due to miscalculation), a Voluntary Appeal was filed on March 18, 2021, which is currently awaiting trial.
g. Summary of decisions on the merits issued: DRJ cancelled part of the tax assessment, which had been subject to review at the evidentiary remedy stage, during which an error in the assessed calculation was identified. With respect to the other cases presented by the defense, DRJ just upheld the tax assessment filed.
h. Case status: Appellate decision by DRJ: February 11, 2021; Voluntary Appeal filed by the company at CARF is pending trial.
i. Chance of loss: Probable (R$48,201,744.28), Possible (R$607,814,041.88) and Remote (R$624,747,573.47).
j. Reason why this case is deemed material: Amount in dispute
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.5015701-60.2019.4.03.6100

a. Court: 10th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo)
b. Jurisdiction: Lower court - Federal Courts of the State of São Paulo (JFSP)
c. Filing date: 12.22.2015
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S.A.
e. Amounts, assets or rights involved: R$1,328,112,549.28 (December 2022).
f. Main facts: Tax assessment notice related to Corporate Income Tax (IRPJ) and Social Contribution (CSLL) for calendar years 2010, 2011 and 2012, on the grounds of disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed rate funds made by Unibanco, whose invested funds derived from the full subscription of capital increase carried out by Itaú). The voluntary appeal and mandatory review filed were denied. Final administrative ruling was issued on June 21, 2019. With respect to the merits, Action for Annulment No. 5015701-60.2019.4.03.6100 was filed on August 27, 2019, and is currently pending trial at the 10th Lower Court of JFSP, with an interlocutory relief granted on October 3, 2020. The expert evidence phase began on September 2, 2021. Awaiting the start of time to make closing arguments.
g. Summary of decisions on the merits issued: Judgment not yet rendered. Judicial decisions for this case have not yet been rendered.
h. Case status: Awaiting the start of time for closing arguments at trial court.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No.5000150-69.2021.403.6100

a. Court: 11th Civil Lower Court of São Paulo
b. Jurisdiction: Lower court
c. Filing date: 01.06. 2021
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$1,329,460,766.01 (December 2022)
f. Main facts: Tax assessment notice aimed at the collection of social security contribution (employers' and third parties' shares) on payments made as profit sharing and hiring bonus paid by the Bank, both in 2009 and 2010. On April 14, 2020 the Bank was served notice of the CSRF's ruling dismissing the special appeal filed by the former. The debit amount related to hiring bonus is being challenged under the Action for Annulment No. 5010871- 512019.403.6100, whose claim was granted. The appeal filed by the Federal Government is currently pending trial. With respect to the claim related to profit sharing, we have filed a writ of mandamus and were granted a preliminary injunction to suspend payment. On July 20, 2021 a judgment granting the preliminary injunction was issued. The appellate decision rendered was partially favorable to the company, upholding the judgment to dismiss the portion of the outstanding amount claimed. Both parties filed motions for clarification, which are pending trial.
g. Summary of decisions on the merits issued: Preliminary injunction and writ of mandamus were partially granted to dismiss the assessed portion calculated related to a portion of profit sharing (the one meeting the legal frequency limits) which, therefore, is excluded from taxation. Furthermore, the part of the initial pleading intended to remove the entire original assessment (portion already paid, which we asked for refund only) was dismissed. The appellate decision on this appeal upheld the judgment, on the grounds that the defect of part of the profit sharing payments regarding the frequency does not extend to the entire profit sharing.
h. Case status: Preliminary injunction: January 12, 2021; Judgment: July 16, 2021; Judgment in connection with appellate decision on motion for clarification: September 21, 2021; Appellate decision on appeal for official review: October 10, 2022; Motions for clarification filed by both parties at the TRF of the 3rd Region are pending trial.
i. Chance of loss: Possible (R$1,252,032,261.79) and Probable (R$77,428,504.22).
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No.5013052-25.2019.403.6100

a. Court: 25th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo)
b. Jurisdiction: Lower court - Federal Courts of the State of São Paulo (JFSP)
c. Filing date: 12.05. 2014
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S.A.
e. Amounts, assets or rights involved: R$1,428,178,882.23 (December 2022)
f. Main facts: Tax assessment notice for collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill determined in the operation for the association of the Itaú and Unibanco groups would have been unduly amortized from a fiscal standpoint. A separate fine is being claimed on the grounds of non-payment of monthly amounts. With respect to merits, the Action for Annulment No. 5013052-25.2019.403.6100, secured by a bank guarantee, was filed on July 27, 2019, and is currently pending at the 25th Federal Civil Court of São Paulo (JFSP). Expert evidence was produced. Judgment for defendant was rendered on June 8, 2022. On September 28, 2022 we filed an appeal, which is pending trial at TRF3. With respect to the separate fine, after being served with the judgment that dismissed the special appeal, we filed Action No. 5002388-95.2020.403.6100 on February 14, 2020, with a preliminary injunction being granted on March 4, 2020 to suspend the credit enforceability upheld by the judgment that granted the relief on June 8, 2020. The appeal filed by the Government is currently pending trial.
g. Summary of decisions on the merits issued: Judgment for defendant, in spite of the favorable expert evidence that supported the expert witness report submitted by the company.
h. Case status: Judgment: June 8, 2022. Motion for clarification: June 13, 2022. Judgment on motions for clarification: September 6, 2022. Appeal: September 27, 2022. Appeal filed by the company at TRF3 is pending trial.
i. Chance of loss: Possible.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720004/2018-01

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. Filing date: January 18, 2018 (date the assessment notice was received)
d. Parties to the proceedings: Federal Government vs. Banco Itaucard S/A
e. Amounts, assets or rights involved: R$1,693,755,477.37 (December 2022).
f. Main facts: Tax assessment notice in connection with PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of lease operations carried out, with a 150% fine levied. Partially favorable decision granted at DRJ. Partially favorable decision granted at CARF. Special appeals filed by both the Federal Government and the Bank at CSRF are pending trial.
g. Summary of decisions on the merits issued: DRJ partially granted the defense to recognize that the fiscal authorities' right to charge the January-November 2012 amounts was extinguished upon expiration of the preemptive period. The remainder of the assessment notice was upheld. CARF partially granted the voluntary appeal filed by the Bank to unanimously dismiss the charge of simulation and, consequently, the alleged aggravated fine of 150%, as well as to recognize that the right to collect the January-November 2012 amounts was extinguished, therefore dismissing the mandatory review filed. A casting vote was used to uphold the remainder of the assessment notice.
h. Case status: Appellate decision by DRJ: August 31, 2018; Appellate decision by CARF: January 6, 2020; Special appeals filed by both the Federal Government and the Bank at CSRF are pending trial.
i. Chance of loss: Possible (R$1.329.591.529,05) and Remote (R$364,163,948.33) **j. Reason why this case is deemed material:** Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.720945/2018-36

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 12.21.2018
d. Parties to the proceedings: Federal Government vs. Itaú Unibanco S/A.
e. Amounts, assets or rights involved: R$2,225,228,184.77 (December 2022)
f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins (taxes on income) and fines (2012 to 2015) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. On December 1, 2022, the Voluntary Appeal filed was granted at CARF.
g. Summary of decisions on the merits issued: DRJ upheld the assessment notice, as it understood that these transactions involving operating expenses (interbank deposits) were meant for fiscal purposes only, with no business intent. Meanwhile, CARF overruled this decision, as it understood that these transactions and expenses were legitimate in accordance with Article 299 of the Income Tax Regulation (RIR/99).
h. Case status: Appellate Decision by DRJ: May 25, 2019; Awaiting the start of time for a Special Appeal to be possibly filed by the Federal Government.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.16327.720965/2021-11

a. Court: Federal Revenue Service (Federal Revenue Service Judgment Office (DRJ)
b. Jurisdiction: Administrative lower court
c. Filing date: 10.18.2021
d. Parties to the proceedings: Federal Government vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$2,534,530,743.44 (December 2022).
f. Main facts: Tax assessment notice for collection of social security contribution (employers' and third parties' shares – INCRA and SALED) on payments made as profit sharing, partners' program, hiring bonus, meal vouchers and food allowance in tickets and hiring bonus in 2017. On November 16, 2021 the Company filed an objection, which is pending trial at the administrative lower court (DRJ).
g. Summary of decisions on the merits issued: Decisions on the merits for this case have not yet been rendered.
h. Case status: Objection filed at DRJ is pending trial.

i. Chance of loss: Possible (R$1,732,384,097.48) and Remote (R$622,146,645.95).
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.16327.721356/2020-90

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court (CARF)
c. Filing date: 12.10.2020
d. Parties to the proceedings: Itaú Unibanco vs. Federal Government
e. Amounts, assets or rights involved: R$2,610,731,335.00 (December 2022).
f. Main facts: Tax assessment notice received on December 10, 2020 for the collection of social security contributions and third parties on payments made as profit sharing, partners' program, hiring bonus, meal vouchers and food allowance in tickets in 2016. Partially favorable decision rendered at DRJ. Voluntary Appeal and Mandatory Review were filed.
g. Summary of decisions on the merits issued: DRJ canceled part of the assessment notice, removing the fines on assessment on debits on management profit sharing, as the suspension of enforceability prior to the start of the inspection procedure was proved, and upheld the remaining charges.
h. Case status: Appellate decision by DRJ: June 29, 2021; Appellate decision on Voluntary Appeal and Mandatory Review is pending publication.
i. Chance of loss: Probable (R$75,843,193.41), Possible (R$1,783,397,441.14) and Remote (R$751,490,700.45).
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.720774/2018-45

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 10.26.2018
d. Parties to the proceedings: Federal Government vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$3,138,156,868.47 (December 2022).
f. Main facts: Tax assessment notice for collection of corporate income tax, social contribution, PIS and Cofins (taxes on income) and fines (2012 to 2013) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF's ruling on the voluntary appeal filed.
g. Summary of decisions on the merits issued: DRJ upheld the assessment notice as it understood that these transactions had no business intent. Currently awaiting the end of the trial of the voluntary appeal filed by the company.
h. Case status: Appellate decision by DRJ: June 11, 2019; Appellate decision on Voluntary Appeal is pending publication.
i. Chance of loss: Possible (R$1,063,627,406.92.) and Remote (R$2,074,529,461.55)
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.5026528-67.2018.4.03.6100

a. Court: 7th Civil Lower Court of the Judiciary District of São Paulo (State of São Paulo)
b. Jurisdiction: Lower court
c. Filing date: 11.14.2013
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco S/A
e. Amounts, assets or rights involved: R$3,185,081,259.29 (December 2022).
f. Main facts: Tax assessment notice for collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds of alleged capital gain arising from the merger between the Itaú and Unibanco conglomerates, attributed to company E. Johnston Representação e Participações. A voluntary appeal was filed by the taxpayer, which was dismissed by CARF. The case was terminated with an unfavorable decision rendered by CSRF on September 28, 2018. Therefore, on October 22, 2018 the company filed Action for Annulment No.

5026528-67.2018.4.03.6100, which is currently pending at the Federal Courts of São Paulo. Interlocutory relief was granted in connection with this Action on October 26, 2018, the claim was granted on October 2, 2020. The appeal filed by the Federal Government is currently pending trial.
g. Summary of decisions on the merits issued: Favorable judgment at trial court fully granting the claim to nullify the tax assessment notice.
h. Case status: Interlocutory relief: October 26, 2018; Judgment: October 2, 2020; Appeal filed by the Federal Government at TRF 3rd Region is pending trial.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 0204699-55.0500.8.26.0090 (204.699/05)

a. Court: Municipal Tax Foreclosure Court of São Paulo
b. Jurisdiction: Lower Court – Municipal Tax Foreclosure Court of São Paulo
c. Assignment date: 11.30.2005
d. Parties to the proceedings: Municipality of São Paulo vs. Banco Itauleasing S/A (formerly Cia Itauleasing de Arrendamento Mercantil)
e. Amounts, assets or rights involved: R$4,367,473,274.66 (December 2022).
f. Main facts: Tax foreclosure filed by the Municipality of São Paulo to collect ISS on lease operations on the grounds that such amounts were unduly paid to the Municipality of Poá.
g. Summary of decisions on the merits issued: Judgment for defendant on tax foreclosure was rendered, which was later rendered null and void by means of the Appeal granted by the Appellate Court of the State of São Paulo,
h. Case status: Lower court ruling is pending. (previous judgment was nullified: August 20, 2008; appellate decision by TJSP that rendered the previous judgment null and void: February 27, 2014)
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Payment of the amount challenged.

Case No. 1000510-36.2021.8.26.0462

a. Court: 2nd Civil Lower Court of Poá (State of São Paulo)
b. Jurisdiction: Lower court
c. Filing date: 02.22.2021
d. Parties to the proceedings: Banco Itaucard S/A vs. Municipality of São Paulo vs. Municipality of Poá
e. Amounts, assets or rights involved: R$6,124,033,726.60 (December 2022)
f. Main facts: Tax assessment notices levied by the Municipality of São Paulo to challenge the place of payment of service tax (ISS) on credit card and lease operations, on the grounds that these payments were unduly made to the Municipality of Poá.
g. Summary of decisions on the merits issued: After unfavorable decisions at the administrative level, the company filed a lawsuit to obtain a statement of existence of a legal tax relationship between Banco Itaucard and the Municipality of Poá and the resulting cancellation of the charges made by the Municipality of São Paulo or the recovery of the undue payment made to the Municipality of Poá.
h. Case status: This action remains pending trial on merits at the lower court.
i. Chance of loss: Possible (R$3,061,406,708.95) and Remote (R$3,062,627,017.65).
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16561.720011/2020-46

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 04.15.2020
d. Parties to the proceedings: Federal Government vs. Redecard S.A. and others
e. Amounts, assets or rights involved: R$7,378,771,231.95 (December 2022).

f. Main facts: Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard's shares by Banestado through a public offering of shares, and a 150% fine and a separate fine were levied on the alleged non-payment of monthly estimates. Objection was filed and partially granted at the Federal Revenue Service Judgment Office (DRJ) to exclude the aggravated fine and presumed joint and several liability. The voluntary appeal and mandatory review are currently pending trial.
g. Summary of decisions on the merits issued: DRJ rendered a partially favorable decision to exclude the aggravated fine and the joint and several liability.
h. Case status: Appellate decision by DRJ: December 7, 2020. Voluntary appeal: January 4, 2021. The voluntary appeal and mandatory review filed at CARF are pending trial.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16561.720086/2018-11

a. Court: Administrative Board of Tax Appeals (CARF)
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 11.14.2018
d. Parties to the proceedings: Federal Revenue Service vs. Redecard S/A
e. Amounts, assets or rights involved: R$8,318,314,847.76 (December 2022).
f. Main facts: Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard's shares by Banestado through a public offering of shares, and a 150% fine and a separate fine were levied on the grounds of non-payment of monthly estimates for the 2013-2015 period. The administrative lower court has partially granted the objection filed, and Redecard has filed a voluntary appeal challenging the upheld portion of the assessment notice and the mandatory review related to the portion discharged. The voluntary appeal and mandatory review filed are currently pending trial.
g. Summary of decisions on the merits issued: DRJ rendered a partially favorable decision on the objection to exclude the aggravated fine due to lack of simulation or fraud. However, it upheld the assessment on goodwill.
h. Case status: Appellate decision by DRJ: July 4, 2019. Voluntary appeal: August 2, 2019. The voluntary appeal and mandatory review filed at CARF are pending trial.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No. 16327.720946/2018-81

a. Court: Federal Revenue Service
b. Jurisdiction: Administrative appellate court - Administrative Board of Tax Appeals (CARF)
c. Filing date: 12.21.2018
d. Parties to the proceedings: Federal Government vs. Banco Itaucard S/A
e. Amounts, assets or rights involved: R$12,667,169,675.62 (December 2022).
f. Main facts: a. Tax assessment notice for collection of corporate income tax (IRPJ), social contribution (CSLL), PIS and Cofins (taxes on income) and fines (2012 to 2015) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among the Group companies. The Federal Revenue Service Judgment Office (DRJ) dismissed the objection filed by the company. We await CARF's ruling on the voluntary appeal filed.
g. Summary of decisions on the merits issued: DRJ upheld the assessment notice as it understood that these transactions had no business intent. A voluntary appeal was filed, which is scheduled for trial on March 16, 2023.
h. Case status: Appellate decision by DRJ: May 31, 2019; Voluntary Appeal filed is pending trial.
i. Chance of loss: Remote (R$9,051,235,916.03) and Possible (R$3,615,933,759.59)
j. Reason why this case is deemed material: Amount in dispute.

k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Case No.16327.720680/2013-61

a. Court: Federal Revenue Service
b. Jurisdiction: Administrative higher court - Higher Chamber of Tax Appeals (CSRF)
c. Filing date: 06.25.2013
d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco Holding S/A
e. Amounts, assets or rights involved: R$31,392,272,387.20 (December 2022).
f. Main facts: Tax assessment notice for collection of Corporate Income Tax (IRPJ) and social contribution (CSLL) for fiscal year 2008, arising from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. On April 10, 2017, CARF rendered a decision for the Company by cancelling the tax assessment notice. The special appeal filed by the Federal Government (National Treasury) was suspended by CARF until the final trial of the Writ of Mandamus No. 1017987-56.2017.4.01.3400 filed against the admissibility of the special appeal lodged by the National Treasury, in which the Appeal filed by the Federal Government is pending trial.
g. Summary of decisions on the merits issued: PA 16327.720680/2013-61: On majority of votes. The voluntary appeal to cancel the assessment in full was granted at CARF. Writ of mandamus (MS) 1017987-56.2017.4.01.3400: preliminary injunction and writ of mandamus were granted to dismiss the admissibility of the special appeal filed by the Federal Government, thus rendering a final and unappealable decision at the administrative level favorable to the company. On October 11, 2021 the appeal filed by the Federal Government was dismissed by majority of votes (2x1), with the resulting suspension of the trial so that a broader trial is held in accordance with Article 942 of the Code of Civil Procedure (CPC).
h. Case status: Administrative level: Appellate decision by CARF: April 10, 2017; Special appeal filed by the Federal Government (National Treasury) suspended and awaiting the ruling on MS 017987.56.2017.4.01.3400. At judicial level: Preliminary injunction: December 14, 2017; Judgment: July 18, 2018; Awaiting the broader trial on the appeal filed by the Federal Government, which has already been denied by majority of votes.
i. Chance of loss: Remote.
j. Reason why this case is deemed material: Amount in dispute.
k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required.

Labor Claims

No labor claims in the period, under the materiality criteria set for this document.

Administrative Proceedings

Case No.08700.008182/2016-57

a. Court: Brazilian antitrust agency (CADE)
b. Jurisdiction: Administrative Lower Court – General Superintendency of the Brazilian Antitrust Agency (CADE)
c. Filing date: Published in the Official Gazette of the Federal Government on December 8, 2016.
d. Parties to the proceedings: CADE *ex officio* vs. Banco Itaú BBA S.A and others.
e. Amounts, assets or rights involved: In accordance with Law No. 12,529/11, Article 37, item I, any violation of the economic order subjects the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of gross revenue of such company, group or conglomerate, earned in the last year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained whenever such calculation is possible. On the grounds of lack of definition of the calculation basis to be applicable, as well as of the significant wide range of percentages applicable, it is not possible to calculate the fine amounts in the event of an unfavorable decision.
f. Main facts: Administrative proceeding filed to investigate alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Brazilian real). These presumed anti-competition conducts would have been engaged mainly in the FX spot and futures (derivatives) markets. The practices under investigation would have been engaged in Brazil by financial institutions (Banco Itaú BBA S.A., among them).

and individuals located in the Brazilian territory. The defense was timely filed on January 8, 2018. No material developments, even though settlements were signed with CADE, notably by Citibank.
g. Summary of decisions on the merits issued: No decisions on merits have been issued yet.
h. Case status: Still under review by the General Superintendency of CADE
i. Chance of loss: Possible
j. Reason why this case is deemed material: Image risk
k. Analysis of the impact in the event of an unfavorable decision: Payment of a fine.

Case No.08700.002066/2019-77

a. Court: Brazilian antitrust agency (CADE)
b. Jurisdiction: General Superintendency
c. Filing date: April 18, 2019 (start of investigation)
d. Parties to the proceedings: CADE *ex officio* vs. Itaú Unibanco S.A and Redecard S.A
e. Amounts, assets or rights involved: Not applicable.
f. Main facts: In April 2019, the General Superintendency of CADE filed an administrative proceeding against Itaú Unibanco and Redecard to investigate an alleged anti-competitive practice in the credit card receivables market. Redecard had launched a program under which it would settle/clear credit card receivables in mere two days in an account held at Itaú Unibanco. CADE filed a preliminary injunction requesting the program to be suspended, which was dismissed as the program was upheld by virtue of a preliminary decision issued by the Federal Courts. In December 2019, Redecard decided to clear all bank accounts within two days, regardless of whether they were held at Itaú Unibanco, and as a result the lawsuit that upheld the program lost its purpose. Redecard and Itaú Unibanco filed their defenses, including legal and economic opinions, to evidence the inexistence of anti-competitive practices. The case was granted a favorable decision by the General Superintendency of CADE and the Department of Economic Studies, which understood there was no anti-competitive conduct in the case in question. Case currently pending at the Appellate Court (Judge-Rapporteur Gustavo Augusto) who will give the final word, after hearing the Court on either a favorable or unfavorable ruling.
g. Summary of decisions on the merits issued: The General Superintendency of CADE and the Department of Economic Studies issued a technical note stating that there was no anti-competitive conduct in D+2.
h. Case status: Currently pending at the CADE Court, distributed to the Judge-Rapporteur, Gustavo Augusto.
i. Chance of loss: Possible
j. Reason why this case is deemed material: Image risk
k. Analysis of the impact in the event of an unfavorable decision: Administrative fine (not possible to estimate) and reputational damage.

Arbitration Proceedings

The Issuer is not a party to any arbitration proceeding pending on December 31, 2022 that is material in terms of the matters or amounts involved.

Environmental Proceedings

No environmental proceeding was filed in the period, in accordance with the materiality criteria set for this document.

4.5. State the total amount of provision, if any, of the proceedings described in item 4.4

The total amount provided for the claims described in item 4.4. is R$ 201,473,441.91 for tax claims and R$ 1,125,461.72 for civil proceedings.

4.6. With respect to the significant confidential proceedings to which the issuer or its subsidiaries are a party and which have not been reported in item 4.4, analyze the impact in the event of an unfavorable decision and inform the amounts involved

The Issuer and subsidiaries are not party to any confidential proceedings that are considered significant.

4.7. Describe other material contingencies not included in the previous items

No amounts involved in tax and social security lawsuits whose chance of loss is possible are provided for. The amounts involved in key tax and social security lawsuits whose chance of loss is possible, and whose total risk is estimated at R$23,238 million, are as follows:

		R$ million
Tax	**Issue**	**Amount**
INSS	INSS - Non-compensatory amounts: we defend the non-levy of non-compensatory amounts, profit sharing and stock option grant plan.	3,542
ISS	Banking activities: we challenge the levy and/or place of payment of ISS for certain banking revenues.	3,004
IRPJ/CSLL/PIS/ COFINS	Request for offset rejected: cases in which liquidity and certainty of offset credit are analyzed.	2,508
IRPJ and CSLL	Goodwill - Deduction: we challenge the deductibility of goodwill on acquisition of investments with expected future profitability.	2,248
IRPJ and CSLL	Disallowance of losses: we challenge the amount of tax loss and/or tax loss carryforwards used by the Federal Revenue Service in tax assessment notices, which are still pending a final decision.	1,327
IRPJ/CSLL	Deductibility of losses in loan operations: tax assessment notices for collection of IRPJ and CSLL due to alleged non-compliance with legal criteria for the deduction of losses on receipt of credits.	958
PIS and COFINS	Reversal of revenues from excess depreciation: we challenge the accounting and tax treatment granted to PIS and COFINS upon settlement of leas operations.	931

5. Risk Management and Internal Control Policy

5.1 With respect to the risks stated in items 4.1 and 4.3, state:

a. whether the issuer has a formal risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy

We have a governance process set for policy review applicable to Brazil and our international units. Policies basically set out institutional guidelines, methodologies and processes, address regulatory requirements and the best market practices. The institution has internal policies that provide guidelines and set out risk management governance, as follows:

Policies[(1)]	Approving body	Date of approval
Capital Management	Board of Directors	09/05/2022
Credit Risk Management and Controls		07/13/2022
Integrated Management of Operational Risk and Internal Controls		11/01/2022
Liquidity Risk Management and Control		06/02/2022
Management and Control of Market Risk and IRRBB		04/10/2023
Compliance Policy		07/13/2022

(1) Available for consultation on website www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies.

b. the objectives and strategies of the risk management policy, if any, including:

i. risks that are intended to be hedged

Credit Risk

Credit risk is a risk of loss associated with (i) failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined under the contracts; (ii) value loss of a credit agreement resulting from a deterioration of the borrower's, issuer's or counterparty's credit rating; (iii) reduction of profits or income; and (iv) benefits granted upon subsequent renegotiation; or debt recovery costs.

Operational Risk

Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational goals. It includes legal risk associated with inadequacy or deficiency in agreements to which we are a party, as well as penalties due to noncompliance with applicable laws and damages to third parties arising from the activities undertaken by us.

Internally, we classify these exposures to risk within the following categories:

• Internal fraud;

• External fraud;

• Labor claims and deficient security in the workplace;

• Inadequate practices related to clients, products and services;

• Damage to our own physical assets or assets in use;

• Interruption of our activities;

• Failures in information technology systems; and

• Failures in the performance, compliance with deadlines and management of our activities.

Liquidity Risk

Liquidity risk is defined as the likelihood that an institution will not be able to effectively honor its expected and unexpected obligations, either current or future, including those from guarantees commitment, without affecting its daily operations or incurring significant losses.

Market Risk

Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices.

Other Risks

Social, Environmental and Climate Risks

We understand social, environmental and climate, or SAC, risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations.

Regulatory or Compliance Risk

We consider regulatory or compliance risk as the risk associated with any losses, either financial or reputational, arising from non-compliance with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to our activities.

Country Risk

Country risk is the risk of losses arising from noncompliance with obligations in connection with borrowers, issuers, counterparties or guarantors as a result of political, economic and social events or actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located.

Reputational Risk

We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, shareholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and our ability to maintain our existing and create new commercial relations and continue to have access to financing sources.

ii. instruments used for hedging purposes

Risk Management

Taking on and managing risks is part of our activities and, to this end, we must have well-established risk management controls. In this context, the risk appetite defines the nature and level of acceptable risks to us and our risk culture guides the attitudes necessary to manage such risks.

We invest in robust risk management processes and procedures to support our strategic decisions, as well as ensure the sustainability of our business and to maximize the creation of value. These processes are aligned with the guidelines of our board of directors and our executive officers who together, define the global objectives, expressed in goals and limits for the risk management business units.

The principles that provide the foundation of our risk management, the risk appetite, and the guidelines for how our employees act in their day-to-day decision-making processes are:

• Sustainability and customer satisfaction: our vision is to be the leading bank in performance and customer satisfaction and is therefore focused on generating shared values for employees, customers, shareholders, and the society, ensuring the perpetuity of our business. We are focused on doing business that is good for the client and for us;

• Risk Culture: our risk culture goes beyond policies, procedures and processes, strengthening the individual and collective responsibility of all employees to manage and mitigate risks in a conscious manner, respecting the way business is done in an ethical manner;

• Risk pricing: we act and assume risks in businesses we know and understand, and avoid those we do not know or for which we have no competitive advantage, carefully evaluating the relation between risk and return;

• Diversification: we have a low appetite for volatility in results and, for this reason, we operate in a diversified base of clients, products and businesses, seeking the diversification of risks, in addition to prioritizing lower risk business;

• Operational excellence: our goal is to be an agile bank, with a robust and stable infrastructure, in order to offer a high-quality service; and

• Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after reputation;

On February 23, 2017, CMN enacted Resolution No. 4,557 setting forth legal framework for risk and capital management. CMN Resolution No. 4,557 requires, among other things, the implementation of a continuous and integrated risk management framework, the requirements for defining the Risk Appetite Statement, or RAS, and the stress test program, the constitution of a Risk Committee and the appointment, before the Central Bank, of an independent Risk Management Officer, or CRO.

Credit Risk

Our credit risk management business units are responsible for monitoring the portfolios under their responsibility, and granting credit, taking into account approval levels, market conditions, macroeconomic prospects, and changes in markets and products

Our credit policy is based on internal factors, such as: client rating criteria, performance and evolution of our portfolio, default levels, return rates and allocated economic capital, among others. It also considers external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others.

With respect to our individuals clients, as well as for small and medium companies, credit score is assigned based on statistical models (in the early stages of our relationship with the client) and behavior score models (used for clients with whom we have an existing relationship). For large companies, credit score is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, the business group to which it belongs, and the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case evaluation.

We also strictly control our credit exposure to clients and counterparties, acting to reverse occasional limit breaches. We may use contractual covenants for these purposes, such as the right to demand early payment or require additional collateral under our credit granted.

To measure credit risk, we take into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits.

We use validated models to ensure that the databases and methods we use are complete and accurate, so that they reflect risk parameters more accurately.

In compliance with the principles of the CMN Resolution No. 557, our credit risk management structure and institutional policy are approved by our board of directors and are applicable to all of our companies and subsidiaries in Brazil and abroad.

Loan Approval Process

Extensions of credit are approved based on our risk management policies at the business unit level, determined in accordance with the criteria of each department and risk appetite. The decision to extend credit to customers can be granted by means of a pre-approval process or by the traditional approval mechanism, which is applied on a case by case basis. In both cases, our decisions are made based on principles of credit quality, such as credit rating supported by statistical models, percentage of income committed by the client and credit restrictions determined by us and generally by the market.

Our risk appetite framework determines global credit exposure policies, with the business units preparing and maintaining the policies and procedures of the credit cycle.

The credit granting process contemplates the use of credit protection services with the purpose of checking whether a client's credit history includes information that could be considered an obstacle to granting a loan, such as assets blocked by court orders, invalid taxpayer identification numbers, existence of previous or pending debt restructuring or renegotiation processes and failure to pay checks due to insufficient funds. Our risk assessment process allows

for the identification of potential risks and is intended to ensure that credit decisions make sense from both an economic and a risk perspective.

For further information about our credit risk and credit risk mitigating policies, see Note 32 to our audited consolidated financial statements.

Operational Risk

Our operational risk management unit is comprised of senior management individuals, and reports to our board of directors. It has well-defined roles and responsibilities in order to segregate and ensure independence between the business, management and control areas, to achieve well-balanced risk management decisions. Accordingly, our operational risk management process is at the same time decentralized, as it is under the responsibility of the business areas and centralized in terms of control, which is carried out by the operational risk structure, by means of established methodologies and procedures, trainings, risk assessments and monitoring of the control environment in an independent way.

Our management uses corporate methods developed and made available by our internal controls compliance and operational risk areas. Among the methodologies and tools used by our management are (i) the self-evaluation and the mapping of our prioritized risks, (ii) the approval of processes, products, and system development products and projects, and (iii) the monitoring of key risk indicators and the database of operational losses, ensuring unity for our managing processes, systems, projects and new products and services. Reporting on risk monitoring, effectiveness of internal controls, remediation action plans and operational losses are regularly presented to the business area executives in specific forums.

Procedures and Key Indicators

Crisis Management and Business Continuity

We have developed what we call the Business Continuity Program, with the purpose of protecting our employees, ensuring the continuity of the critical functions of our business lines, safeguarding revenue and sustaining both a stable financial market and the trust of our clients and strategic partners in our services and products.

Our Business Continuity Program sets procedures for recovery or relocation of operations in view of certain stress scenarios, such as the ones set forth below:

• Disaster Recovery Plan: focuses on the recovery of our primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;

• Workplace Contingency Plan: employees responsible for performing critical business functions have alternatives to perform their activities in the event of unavailability of the buildings in which they usually work. One of the alternatives is remote work;

• Emergency Plan: procedures aimed at preventing and minimizing the effects of emergency situations that may impact our facilities; and

• Processes Contingency Plan: secondary alternatives to carry out the critical processes identified in the business areas.

In order to carry out the aforementioned plans, the Business Continuity Program applies two types of analysis:

(i) The Business Impact Analysis, or BIA, which evaluates the requirements of the processes that support the delivery of products and services, and

(ii) The Threats and Vulnerabilities Analysis, or AVA, which identifies threats to the locations where our buildings are located.

In addition, we have a corporate-wide crisis management program, with the purpose of managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructural or operational (including information technology) nature or any other events that jeopardize the image, reputation, integrity or the viability of our internal processes before our employees, clients, strategic partners and regulators.

Our Corporate Business Continuity Policy is available on our website and is not incorporated by reference into this annual report.

Liquidity Risk

Our liquidity risk control is managed by an independent area and is responsible for determining the composition of our reserve, estimating cash flow and exposure to liquidity risk over several time horizons, and monitoring the minimum limits of the risk appetite in countries in which we operate. All activities are subject to assessment by an independent validation, internal controls and audit departments.

Procedures and Key Indicators

In accordance with the requirements under Central Bank regulations, we report our Liquidity Risk Statements (DLR and DLP) on a monthly basis to the Central Bank. In addition, the following items are periodically prepared and submitted to the senior management for monitoring and decision support:

• Different scenarios for liquidity projections to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite;

• Contingency plans for potential crisis, which contains procedures ordered by levels of execution, considering each countries' characteristics;

• Reports of risk indicators; and

• Tracking, and monitoring of funding sources taking into account counterparty type, maturity and other aspects, considering the risk appetite.

Liquidity Coverage Ratio (LCR) [(1)]

[(1)] The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period.

Our average LCR as of December 31, 2022 was 164.4% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio (NSFR) [(2)]

[(2)] The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

As of December 31, 2022, our NSFR was 124.9% and, accordingly, above Central Bank requirements.

Market Risk

Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group.

Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors:

• Political, economic and market conditions;

• The profile of our portfolio; and

• Capacity to act in specific markets.

The key principles underlying our market risk management strategy are as follows:

• Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives;

• Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time;

• Increase transparency as to how the business works to optimize results;

• Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and

• Monitor and avoid risk concentration.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products.

The CMN has regulations that establish the segregation of exposure to market risk, at a minimum, in the following risk factors: interest rates, exchange rates, shares and commodities. Brazilian inflation indices are treated as a group of risk factors and follow the same structure.

Our limits and alerts structure is aligned with the Board of Directors' guidelines and is reviewed and approved annually. This structure has specific limits that aim to improve the process of monitoring and understanding risks, as well as to avoid their concentration. These limits and alerts are dimensioned based on projections of the balance sheet, net worth, liquidity, complexity and volatility of markets in the future and on our risk appetite.

Additional information on market risk hedging instruments is disclosed in section 5.2.b.iii of this Form.

<u>Other Risks</u>

Regulatory or Compliance Risk

The regulatory or compliance risk is managed through a structured process that identifies changes in the regulatory landscape and their impacts on the institution and monitors the implementation of actions directed at adherence to the regulatory requirements.

Cybersecurity Management and Processes

We consider cybersecurity and information security at the highest strategic level. Our information security department handles information and data and its purpose is to safeguard our and our clients' data as well as preserving the integrity, availability, and confidentiality of such data, thus mitigating financial losses and reputational risk to us. Accordingly, our cybersecurity risk management strategy is designed to prevent security incidents, minimize unavailability, protect integrity of data and prevent data leakage. It follows applicable regulations, practices and standards, as well as follow a strict control processes aimed at preventing, detecting, and immediately responding to attacks and attempts to hack our technological infrastructure.

Our infrastructure defenses are structured to protect our organization against external and internal attacks, with tools such as network behavioral analysis, intrusion prevention systems, or IPS, firewalls, antiviruses, antispam systems, among others. In order to achieve this purpose, our strategy is to protect an expanded perimeter, i.e., information must be protected regardless of where it is located, within Itaú Unibanco's infrastructure, in a cloud provider, at a third party or a foreign unit. This strategy also considers the entire information lifecycle, from collection to processing, transmission, storage, analysis and destruction of data.

We have a specialized monitoring team, capable of identifying potential threats and establishing an active and effective defense, which are the Security Operational Centers, or SOC. Additionally, we have a cyber-intelligence team working to identify threats and manage any necessary countermeasures. We also maintain an effective security governance through executive committees and a set of information security policies.

In order to foster our risk management culture, we invest in awareness campaigns for employees and customers, so they remain prepared to identify and address inherent risks and threats.

Further information on our cybersecurity management and processes are available through our Information and Cyber Security Corporate Policy, available on our investors relation website, which is not incorporated by reference in this annual report.

Social, Environmental and Climate Risks

We understand social, environmental and climate, or SAC, risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls. From a governance

perspective, as for other risks, SAC risks are subject to a three lines of defense strategy, according to the methodology officially set out in the institution's internal policies, as follows:

• The first line of defense is the business and support areas directly responsible for risk management and adherence to the rules associated with their operations, as well as for controls and the implementation of corrective measures for the due treatment of risks;

• The second line of defense is represented by the risk control functions, which exercise their functions independently and ensure that the institution's risks are managed in accordance with internal and external guidelines by defining parameters for the risk management process and for its supervision, and supporting the first line of defense through oversight of its responsibilities related to risk management; and

• The third line of defense is represented by the Internal Audit area, which provides an independent evaluation of the institution's activities, allowing it to assess the adequacy of controls, the effectiveness of risk management, the reliability of the financial statements, and compliance with rules and regulations.

In addition to the three lines of risk management, we have a dedicated social, environmental and climate risk committee, whose main role is to evaluate and deliberate on institutional and strategic matters, products, operations, services, among other related topics associated with social, environmental and climate risks, including climate change risks which also pose relevant risks for the whole financial industry.

As we consistently seek to improve our social, environmental and climate risks management, we are always attentive to challenges arising not only from new regulations, but also from an evolving stakeholders' expectations. As a result, we have adopted several national and international voluntary commitments with the purpose of continuously improving our practices, such as the Net-Zero Banking Alliance, Principles for Responsible Investment, Principles for Responsible Banking, the Charter for Human Rights – Ethos, Equator Principles, Global Impact, Carbon Disclosure Project, Brazilian GHG Protocol Program, among others. Our efforts to increase knowledge and governance of social, environmental and climate risks have been recognized in Brazil and abroad, as shown by our recurring presence in sustainability indices, such as Dow Jones Sustainability Index, Euronext Vigeo – Emerging 70, and in B3's Corporate Sustainability Index, as well as numerous awarded prizes and recognitions.

For further details on our social, environmental and climate policies, procedures and practices, see "Item 4B. Business Overview — Environmental, Social and Corporate Governance" and our Public Access Report - Policy on Social, Environmental and Climate Risk, available at our investor relations website, which is not incorporated by reference in this annual report.

Country Risk

We have a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure for managing and controlling country risk, including: (i) the establishment of country ratings; (ii) the determination of limits for countries; and (iii) the monitoring of limits.

Reputational Risk

We believe that our reputation is extremely important for achieving our long-term goals. As a result, we strive to align our speech with ethical and transparent practices and work, which is essential to raise the confidence of our shareholders. Our reputation depends on our strategy (vision, culture and skills) and derives from our direct and indirect relationship between us and our shareholders.

Since reputational risk directly or indirectly permeates all of our operations and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks are identified, analyzed and managed in the initial phases of our operations and the analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and remediate the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics and corruption prevention guidelines.

Money Laundering Prevention

Financial institutions play a key role in preventing and fighting illicit acts, which includes money laundering, terrorism financing and fraud.

The challenge faced by financial institutions is to identify and prevent increasingly sophisticated operations that seek to conceal the source, ownership and transfer of goods and assets, derived from illegal activities.

We have established a corporate policy to prevent our involvement in illicit activities, protecting our reputation and image among employees, customers, strategic partners, suppliers, service providers, regulators and the society. Our policy is based on a governance structure focused on transparency, strict compliance with the rules and regulations and cooperation with enforcement and judicial authorities. We also strive to conduct our business in accordance with the local and international best practices to prevent and fight illicit acts, through investments and training our employees on an ongoing basis.

In order to comply with our corporate policy, we have established a program to prevent and fight illicit acts, which includes pillars, such as policies and procedures; identification processes such as Know Your Customer (KYC), Know Your Partner (KYP), Know Your Supplier (KYS) and Know Your Employee (KYE) procedures; evaluation of new products and services; sanctions compliance; monitoring, selection and analysis of suspicious operations or situations; reporting suspicious transactions to regulators and authorities; and training.

This program is applicable to us and our entities in Brazil and abroad. The oversight of prevention and detection of illegal activities is carried out by our board of directors, the audit committee, the compliance and operational risk committees, the risks and capital management committee and the anti-money laundering committee.

For further information on money laundering regulation, see "Item 4B. Business Overview – Supervision and Regulation — Anti-Money Laundering Regulation."

Politically Exposed Persons ("PEPs")

Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities.

As per our policies, we conduct enhanced due diligence with respect to PEPs, in line with our risk-based approach. We require a higher level of approval prior to establishing any relationship with a PEP.

iii. the organizational risk management structure

Internal Audit

The Internal Audit Department is subordinated, at the administrative level, to the Chairmen of the Board of Directors of Itaú Unibanco Holding S.A. Its activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A.

The Internal Audit representation offices located in Foreign Units report, at a technical level, to the Executive Audit Office of Itaú Unibanco S.A., and their activities are supervised by the Audit Committee of Itaú Unibanco Holding S.A., as well as by local Audit Committees.

The internal audit activities carried out and the use of the name "internal audit" in the Conglomerate are exclusive to the Executive Audit Office of Itaú Unibanco.

The Internal Audit Department adopts a proprietary methodology that is mandatory for all Internal Audit units of the Conglomerate. This methodology is in line with the international standards for the internal auditor's profession disclosed by The Institute of Internal Auditors (The IIA). Every time this methodology is revised, changes are submitted for approval from the Executive Audit Office and the Audit Committee.

The Internal Audit Department will report any noncompliance with standards to the Audit Committee.

The Internal Audit Department has an agenda to report to the Governance, which includes meetings with the Audit Committee, Executive Committee, Board Chairmanship, and the Board of Directors.

c. the adequacy of the operating structure and internal controls to verify the effectiveness of the policy adopted

The structure adopted is adequate and able to monitor market risks in accordance with policies set and the risk appetite statement. The integrated management of operational risk, internal controls and compliance is structured in three lines of governance:

• 1st line: represented by the business and back-office areas, it is responsible for identifying, measuring, assessing, understanding and managing operational risk events, as well as keeping an effective control environment (including compliance with internal and external rules).

• 2nd line: represented by the operational risk department, it is responsible for, among others, disclosing and ensuring the application of decisions, policies and strategies for the operational risk management, as well as validating models, policies and processes on an independent basis.

• 3rd line: represented by the internal audit Department, it is responsible, among others, for verifying, on an independent and regular basis, the adequacy of processes and procedures for risk identification and management.

The activity of the 2nd line of governance is carried out by the Compliance and Operational Risk departments, which are structurally separated from the business and support areas, thus securing their independence.

With respect to its activities, the second line of governance carries out the process validation focused on identifying, measuring, assessing, monitoring and responding to the organization's operational risks, thus ensuring that any losses and risks are kept within the limits established by the institution and in conformity with policies and procedures.

5.2. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, indicate:

a. The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the Company's consolidated financial statements.

The internal controls related to the financial statements is a process developed to provide reasonable assurance as to the reliability of accounting information and the preparation of financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The internal controls related to the financial statements include policies and procedures that (i) are related to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and write-offs of the Company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements under the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and that the Company's receipts and payments are only being made as authorized by the Company's management and officers; and (iii) provide reasonable assurance as to the timely prevention or detection of unauthorized acquisition, use or allocation of the Company's assets that could have a material effect on our financial statements.

Due to their inherent limitations, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance as to the preparation and presentation of the financial statements. Likewise, projections of any assessment on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of compliance with practices or procedures.

Management assessed the effectiveness of the internal controls related to the Company's consolidated financial statements for December 31, 2022 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission ("COSO") according to Internal Control – Integrated Framework (2013). Management's assessment includes the documentation, analysis and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements are effective for December 31, 2022.

b. the organizational structures involved

Itaú Unibanco Holding's operational risk and internal control management framework is in compliance with the definitions established by the international bodies the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013), the Information Systems Audit and Control Association (ISACA) and the Control Objectives for Information and Related Technology (COBIT). It also adheres to the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies and is in line with the "Integrated

Operational Risk and Internal Control Management Policy" as a primary means to operate its Operational Risk and Internal Controls management framework and to ensure compliance with the guidelines defined by way of an integrated approach.

The main elements of this framework are:

Board of Directors (CA):

- Approves guidelines, strategies and policies related to operational risk and internal controls, ensuring a clear understanding of the roles and responsibilities of all the levels in the Conglomerate.

Capital and Risk Management Committee (CGRC):

- Supports the Board of Directors in the performance of its duties related to the risk and capital management of the Conglomerate, by submitting reports and recommendations on these topics for the resolution of the Board of Directors.

Pension Capital and Risk Management Committee (CGRC-S):

- Supports the Board of Directors in the performance of its duties related to the risk pension management of the Conglomerate through the regular assessment of the effectiveness of the Conglomerate's risk management structure, the business plan and the risk appetite and helps it in the decision-making process by submitting reports and recommendations for the resolution of the Board of Directors.

Audit Committee (CAUD):

According to its Internal Chart, the Audit Committee is responsible for overseeing: the internal control and risk management processes, the internal audit activities, the activities of the independent audit companies of the Conglomerate and the reports and recommendations for the resolution of the Board of Directors.

Superior Operational Risk Committee (CSRO):

- Understands the risks of Itaú Unibanco's processes and businesses, defines guidelines for operational risk management and assesses the results from the operation of Itaú Unibanco's Internal Controls and Compliance System.

Compliance and Operational Risk Committee (CCRO):

- Monitors and promotes the development and implementation of the guidelines approved and defined by the CSRO in the executive offices of the Conglomerate. Provides to the CSRO information on the main matters that require a higher discussion level. Discusses the main risks of the business areas and the action plans proposed to mitigate the risks.

Chief Risk Officer (CRO):

- Responsible for managing the institution's operational risk.

Operational Risk Department:

Operating in the second line of defense, with the Dedicated Operational Risk role, it ensures the operation and integrity of the Internal Controls Systems on an independent basis, and it is responsible for: supporting the first line of defense in the management of the operational risks associated with its activities, developing and making available the methodologies, tools, systems, infrastructure and governance necessary to support the integrated Operational Risk management in the activities of the Conglomerate and third parties, coordinating the Operational Risk activities with the business and support areas, being independent in the exercise of its duties and having direct communication with any management member or employee, and access to any information necessary within the scope of its responsibilities. For this reason, this department cannot carry out the management of any business or activity that may jeopardize its independence or communicate the moderate and high risk indications to the proper levels, stakeholders and forums.

Business/Support Areas:

Primarily responsible for identifying, prioritizing, responding to risk, monitoring and reporting operational risk events that may adversely impact the achievement of the strategic and operational goals that have been set.

Internal Audit Department:

- Checking, on an independent and periodic basis, the adequacy of processes and procedures for identifying and managing risks, in accordance with the guidelines set forth in the Internal Audit Policy.

c. whether and how the efficiency of internal controls is overseen by the issuer's management, indicating the position of the people responsible for such monitoring

Management has established governance mechanisms, such as periodic certification of controls and verification of adherence to policies and procedures. To ensure that the risk management process is disclosed and reported to the institution's senior management, together with the respective status of the action plans, the organization counts on the support of the Committees listed in item b) above, as defined in the Integrated Operational Risk and Internal Controls Management Policy.

d. deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM regulation addressing the registration and exercise of the independent audit activity

We noted no significant deficiencies in internal controls related to the financial statements in the independent auditor's report.

However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored and reported to the senior management through the multidisciplinary committees, with the presence of representatives of the Internal Audit and Internal Controls departments.

Additionally, the results of this monitoring are periodically reported to the Company's Executive Committee and Audit Committee.

e. officers' comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted

We noted no significant deficiencies in internal controls in the independent auditor's report.

5.3. In relation to the internal integrity mechanisms and procedures adopted by the issuer to prevent, detect and remedy deviations, frauds, irregularities and illicit acts practiced against the public administration, national or foreign, inform:

a. whether the issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of misconduct, fraud, irregularities and illicit acts against public administration bodies, and identify, if applicable:

i. key integrity mechanisms and procedures adopted and their adequacy for the profile and risks identified by the issuer, informing how often the risks are reassessed and policies, procedures and practices are adjusted

Itaú Unibanco has a number of corporate policies, such as the Code of Ethics and Conduct, the Supplier Relationship Code and the Anti-Corruption, Illicit Acts Prevention, Integrity, Ethics and Conduct and Government and Institutional Affairs policies, in addition to internal procedures that help prevent fraud and illicit acts against public administration bodies. These Policies are available on the website www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Policies, which are reviewed at least annually or biannually, depending on the policy.

Itaú Unibanco's Integrity and Ethics Program is structured through procedures and controls in the following dimensions: i) Senior Management's Commitment, ii) Policies and Procedures, iii) Education and Communication, iv) Monitoring, and v) Channels for Reporting Unethical Misconduct, Questions, and Illicit Acts.

Risks are reassessed from time to time and, consequently, the Program is improved on an ongoing basis. These assessments may be carried out in a number of ways, such as through indicators, key control tests, risk diagnoses or studies of processes, audit engagements, external assessments, and monitoring of standards and trends.

Itaú Unibanco's Integrity and Ethics Program is assessed by the Internal Audit department on a regular basis with satisfactory results and outsourced companies may also be contracted for analyses in processes related to the Program and identification of continuous improvements.

Our efforts to fight and prevent corruption and fraud have been publicly acknowledged by the Office of the Federal Controller General (CGU) in partnership with the Ethos Institute for the recognition of Itaú Unibanco as a Pro-Ethics Company for the fourth consecutive year. In this latest edition, out of the 327 participating companies in the 2020-2021 biennial period, 67 companies were approved and recognized in a CGU ceremony in Brasília in December 2021.

It is worth mentioning that Itaú Unibanco has set a corporate policy to prevent its involvement in wrongdoings, protect its reputation and image before employees, clients, strategic partners, suppliers, including outsourced service providers, regulators and society by means of a governance structure guided by transparency, strict compliance with rules and regulations, including Circular No. 3,978/2020 of the Central Bank of Brazil, and cooperation with the police and judicial authorities. It also seeks to be in line with the best local and international practices to prevent and fight illicit acts by making investments and continually training its eligible employees.

For Itaú Unibanco to comply with the guidelines of this corporate policy, a program to prevent and combat illicit acts was set up based on the following pillars:

- Policies and procedures;
- Client identification process;
- "Know Your Client" (KYC);
- "Know Your Partner" (KYP);
- "Know Your Supplier" (KYS);
- "Know Your Employee" (KYE);
- Risk assessment for new products and services;
- Compliance with penalties;
- Monitoring, selection and analysis of suspicious operations or situations;
- Reporting suspicious transactions to regulatory bodies; and
- Training.

This program is applicable to the Itaú Unibanco Conglomerate and its companies in Brazil and abroad. The Illicit Acts Prevention policy is reviewed every two years and the risks and procedures are constantly reassessed in accordance with the best market practices and dynamics.

For further information, please see the Risk Management section of the Integrated Annual Report 2022 available on the Investor Relations website.

The Illicit Acts Prevention and Anti-Corruption policies are available on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/_> Itaú Unibanco > Corporate Governance > Regulations and Policies > Policies.

ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, indicating their duties, whether their establishment was formally approved, the issuer's bodies to which they report, and mechanisms to ensure the independence of their members, if applicable

The Corporate Anti-Money Laundering Compliance Office (DCCPLD) oversees the Integrity and Ethics Program and is responsible for coordinating the identification of major risks associated with corruption and required adjustments of the processes related to the Program, with the support of other departments, such as the Corporate Security Office and the Operational Risk Office.

As defined in the Compliance Policy approved by the Board of Directors, the Compliance Department is independent in the exercise of its duties and has direct communication with any management member or employee and access to any information necessary within the scope of its responsibilities.

This independence is strengthened by the structure of the Integrity and Ethics joint bodies coordinated by the DCCPLD and the reporting of the Integrity and Ethics Program to a number of Senior Management's joint bodies (Superior ESG Council, Audit Committee, Capital and Risk Management Committee and Board of Directors).

The DCCPLD has, among its responsibilities, in addition to risk analysis focused on integrity and ethics, the creation of policies and procedures related to the Integrity and Ethics Program, the alignment with the other departments of the Conglomerate for the implementation and maintenance of controls aimed at minimizing risks, the establishment and implementation of a communication and training plan, and monitoring. These responsibilities are formalized in the Integrity, Ethics and Conduct Policy and the Anti-Corruption Policy.

The DCCPLD also works on the dissemination of the Integrity and Ethics Program to the Conglomerate's International Units, assessing and supporting the communication, awareness and training initiatives. The initiatives of the Program for Brazil and the International Units are discussed and approved by the Integrity and Ethics committees.

Additionally, the activities to prevent and combat money laundering and terrorism financing, including their monitoring, are carried out by Itaú Unibanco's Corporate Anti-Money Laundering Compliance Office (DCCPLD), which has the following responsibilities:

• Anti-Money Laundering/Counter Terrorism Financing Officer: manages Itaú Unibanco's Anti-Money Laundering and Counter Terrorism Financing (PLD/CFT) Program through information received by means of the committees and, depending on the risk, cases submitted to its appreciation, approves Itaú Unibanco's Internal Risk Assessment, approves the rules aimed at knowing its clients, employees, partners and outsourced service providers, as well as those aimed at monitoring, selecting and analyzing, and receives for acknowledgement partnership contracts with financial institutions headquartered abroad, as well as with third parties participating in payment arrangements to which Itaú Unibanco is also a party, as set forth in the applicable regulations;

• ensures the implementation of the Anti-Money Laundering and Counter Terrorism Financing Program of the Itaú Unibanco Conglomerate and its companies in Brazil and abroad;

• prepares Itaú Unibanco's internal risk assessment and improves the quality and effectiveness of its processes and the responsibilities over Itaú the Anti-Money Laundering and Counter Terrorism Financing processes of Itaú Unibanco, checking compliance with this policy, as well as fixing any weaknesses found;

• performs a prior assessment of the risks of money laundering and terrorism financing in new products and services, including the use of new technologies;

• defines guidelines and minimum criteria for the rating of risks of money laundering and terrorism financing of clients, employees, business partners, suppliers, and service providers;

• prepares and monitors the implementation of a risk-based approach in processes, formalizing them into internal procedures, together with the criteria set for generating effectiveness indicators;

• monitors and diagnoses different types of money laundering, in order to anticipate trends and propose preventive and countering solutions;

• validates the Anti-Money Laundering and Counter Terrorism Financing procedures of Itaú Unibanco mentioned in the business units' documents;

• periodically reports to the Audit Committee any material facts related to Itaú Unibanco's Anti-Money Laundering and Counter Terrorism Financing practices.

iii. whether the issuer has a code of ethics or conduct formally approved, indicating:

• whether it applies to all officers, members of the supervisory council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates

Itaú Unibanco's Code of Ethics and Conduct applies indiscriminately to all management members and employees of the Itaú Unibanco Conglomerate in Brazil and abroad. In addition to the Code of Ethics and Conduct, there is the Corporate Integrity, Ethics and Conduct Policy, which sets a number of procedures to ensure the dissemination of ethical behaviors and the adoption of proper conduct by all the policy's addressees, and the Supplier Relationship Code that is applied to all management members and employees of Itaú Unibanco and to its direct and indirect suppliers. Additionally, the Corporate Anti-Corruption Policy applies to all management members, employees and controlling stockholders of the Conglomerate in Brazil and abroad, as well as to nonprofit organizations linked to the Conglomerate in Brazil, and to any relationship the Conglomerate has with clients, partners, suppliers and other stakeholders.

In 2020, we launched the Environmental and Social and Positive Impact Guide for Suppliers so as to supplement the Supplier Relationship Code, which is aimed at disseminating our guidelines and good ethical practices across our supply chain.

• whether and how often officers, members of the supervisory council, members of the board of directors, and employees undergo training on the code of ethics or code of conduct and other related rules

Senior management members take part in integrity and ethics training by way of specific lectures and distance learning courses (virtual lectures and/or e-learning courses). Officers and employees attend training courses that address topics such as business ethics, anti-corruption, compliance, information security, anti-money laundering, supplier relations, etc. every two years. Board members also attend lectures on illicit acts prevention and anti-money laundering every two years. Furthermore, everyone receives periodic corporate communications on the topics of the Code of Ethics (via Intranet, emails and other available media) and must adhere to the corporate integrity policies once a year by signing an electronic mandatory statement.

• any penalties applicable for breaching the code or other related rules, identifying the document in which these penalties are provided for

Any noncompliance with the guidelines of the Code of Ethics and Conduct, the Supplier Relationship Code, the Corporate Integrity, Ethics and Conduct Policy, the Corporate Anti-Corruption Policy and the other corporate integrity policies is subject to administrative penalties set forth in Itaú Unibanco's internal rules.

Penalties applicable in confirmed breaches of such policies include: disciplinary measures for employees (which may range from receiving feedback or warning to termination with or without cause according to the seriousness of the misconduct), and penalties set forth in law, action for damages, reduction of scope and termination of contracts for suppliers.

• the body that approved the code, date of approval, and, if the issuer discloses the code of conduct, where on the web this document can be found

Itaú Unibanco's Code of Ethics was approved by the Board of Directors of Itaú Unibanco Holding S.A. on September 29, 2022. The document is available on the bank's intranet and on the Internet at: www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > regulatory and policies > Code of Ethics and Conduct and also on our Integrity and Ethics page at: https://www.itau.com.br/relacoes-com-investidores/integridade/en/.

b. whether the issuer has a whistleblowing channel, indicating, if applicable:

i. whether it is an internal channel or run by third parties

Itaú Unibanco has a Whistleblowing Channel for receiving complaints related to illicit acts that involve its employees, management members and service providers of the Itaú Unibanco Conglomerate in accordance with Resolution No. 4,859/2020 of the National Monetary Council (CMN).

This channel is under the management of Itaú Unibanco from the reception, screening, investigation to any measures regarding the reports received.

ii. whether the channel can receive complaints from third parties or only from employees

The Whistleblowing Channel is available to all internal and external stakeholders, such as clients, non-clients, suppliers, partners and employees and it can be accessed as follows:

External stakeholders:
- corporate website: https://www.itau.com.br/atendimento-itau/para-voce/denuncia/ or corporate website suppliers: https://www.itau.com.br/fornecedores Whistleblowing Channel
- phone number: 0800-723-0010 – business days - from 08:30 a.m. to 7:00 p.m.;
- email: inspetoria@itau-unibanco.com.br e fornecedores_relatos@itau-unibanco.com.br

Internal stakeholders:
- email: Inspector's Office box;
- Online Inspector's Office: Access via the route: Automation portal > online Inspector's Office or click here to access. https://intranetpre.itau/Web1/PB4/PA

iii. whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith

The Channel allows for the complaint to be made anonymously or to be identified and makes it clear that our Integrity, Ethics and Conduct Policy establishes that the confidentiality and the protection of the whistleblower's identity is assured, and that there shall be no retaliation against those who, in good faith, complain or report about a complaint, suspicion, doubt or concern related to possible breaches of the Institution's guidelines.

Management members or employees who retaliate or who attempt to retaliate against someone who, in good faith, communicates misconducts or other behavioral deviations are subject to specific investigation and possible consequence management.

iv. issuer's body responsible for investigating complaints

The Corporate Security Office is currently responsible for receiving and investigating complaints about illicit acts through the institutional whistleblowing channel.

In the event a specific complaint cannot be assessed due to a possible conflict of interests, there is a procedure to be followed for the submission of the complaint to the Internal Executive Audit Office.

Additionally, for governance reasons, the internal rules establish the following departments to address the issue according to the person involved:

Involved in the complaint about illicit acts	Person responsible for the analysis and handling
Up to the Superintendent level	Corporate Security Office
Officers and executive officers	Internal Executive Audit Office and Corporate Security Office
Members of the Executive Committee or Audit Committee or Board Members or other members of the committees reporting to the Board of Directors	Internal Executive Audit Officer
Audit Officers	Board of Directors, Audit Committee and Corporate Security Office

c. number of confirmed cases in the past three (3) years of misconduct, fraud, irregularities and illicit acts against public administration bodies and remediation measures adopted

We did not receive any reports of illicit acts performed against public administration bodies in our Whistleblowing Channel.

d. if the issuer does not have rules, policies, procedures or practices aimed at the prevention, detection and remediation of deviations, fraud, irregularities and illicit acts committed against the public administration, identify the reasons why the issuer has not adopted controls in this regard

Not applicable, since the issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of deviations, frauds, irregularities and illicit acts practiced against the public administration.

5.4. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer's exposure to such risks

In the last fiscal year there were no significant changes in the main risks to which we are exposed. However, as amended by Resolution No. 4,557/17 of the National Monetary Council (CMN), effective as of July 1, 2022, the risk management policy started to include the names of the environmental, social and climate risks in its guidelines,

although they were already managed within the scope of the credit risk. Also, within the scope of the monitoring of these new risks, a specific climate risk appetite metrics was created to measure the exposure of the loan portfolio to the climate risk events and to the transition to a low-carbon economy.

5.5. Supply other information that the issuer may deem relevant

Additional information on items 5.1 e 5.4

"Coronavirus" COVID-19 effects

ITAÚ UNIBANCO HOLDING incorporated into its processes the monitoring of the economic effects of the COVID19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), the contracting term of which ended in the fourth quarter of 2020.

ii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE), the contracting period of which ended in the fourth quarter of 2020.

iii) Law No. 13,999/20 and amendment made by Law No. 14,161/21, and Provisional Measure No. 1,139/22 that sets forth the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses.

iv) Law No. 14,042/20 and amendment made by Law No. 14,462/22 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha).

In the period, ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a) Increase in 2021 and 2022 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, the balance of which in December 2022 is R$ 18,662. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing.

(b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program was established. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions.

(c) The allowance for loan losses in the amount of R$ 52,324 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In December 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 177% as compared to 193% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client's rating), provisioning presented an increase of 18.1% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums.

(d) Increase in expenses with claims related to COVID-19 of R$ 52 in the period, mainly related to credit life and life insurance.

There was an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities.

Even after the end of the state of public health emergency in Brazil announced in May 2022, ITAÚ UNIBANCO HOLDING will continue to monitor the impacts of the COVID-19 pandemic and following health and health surveillance recommendations so as to ensure safety of its employees and clients.

6.1/6.2 - STOCKHOLDING POSITION

BASE-DATE 04.25.2023

Itaú Unibanco Holding S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A. Brazilian CNPJ(**) 04.676.564/0001-08	2.564.084.404	51,713	-	-	2.564.084.404	26,153
Itaúsa S.A. Brazilian CNPJ(**) 61.532.644/0001-15	1.943.906.577	39,205	169.323	0,003	1.944.075.900	19,829
BlackRock, INC American	-	-	349.925.097	7,221	349.925.097	3,569
GQG Partners LLC American	-	-	253.506.105	5,231	253.506.105	2,586
Treasury Shares	-	-	4.555.675	0,094	4.555.675	0,046
Others	450.299.378	9,082	4.237.688.789	87,451	4.687.988.167	47,817
Total	**4.958.290.359**	**100,000**	**4.845.844.989**	**100,000**	**9.804.135.348**	**100,000**

BASE-DATE 12.31.2022

IUPAR - Itaú Unibanco Part. S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Itaúsa S.A. Brazilian CNPJ(**) 61.532.644/0001-15	355.227.092	50,000	350.942.273	100,000	706.169.365	66,532
Cia. E. Johnston de Participações Brazilian CNPJ(**) 04.679.283/0001-09	355.227.092	50,000	-	-	355.227.092	33,468
Total	**710.454.184**	**100,000**	**350.942.273**	**100,000**	**1.061.396.457**	**100,000**

BASE-DATE 12.31.2022

Cia. E. Johnston de Part.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Fernando Roberto Moreira Salles	2.030.000	31,002	4.060.000	31,002	6.090.000	31,002

Brazilian CPF(*) 002.938.068-53						
João Moreira Salles Brazilian CPF(*) 667.197.397-00	1.244.000	18,998	2.488.000	18,998	3.732.000	18,998
Pedro Moreira Salles Brazilian CPF(*) 551.222.567-72	2.030.000	31,002	4.060.000	31,002	6.090.000	31,002
Walther Moreira Salles Júnior Brazilian CPF(*) 406.935.467-00	1.244.000	18,998	2.488.000	18,998	3.732.000	18,998
Total	**6.548.000**	**100,000**	**13.096.000**	**100,000**	**19.644.000**	**100,000**

BASE-DATE 12.31.2022

Itaúsa S.A.	**Ordinary Shares**	%	**Preferrend Shares**	%	**Total**	%
Companhia ESA Brazilian CNPJ(**) 52.117.397/0001-08	20.988.112	0,630	-	-	20.988.112	0,216
Fundação Itaú Para a Educação e Cultura Brazilian CNPJ(**) 59.573.030/0001-30	390.019.195	11,699	47.901.674	0,752	437.920.869	4,514
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência Brazilian CNPJ(**) 60.480.480/0001-67	513.137.094	15,391	127.887.904	2,008	641.024.998	6,608
Rudric ITH Participações Ltda. Brazilian CNPJ(**) 67.569.061/0001-45	2.783.476	0,083	2.197.334	0,035	4.980.810	0,051
Alfredo Egydio Arruda Villela Filho Brazilian CPF(*) 066.530.838-88	426.272.232	12,786	249.673.320	3,921	675.945.552	6,967
Ana Lúcia de Mattos Barreto Villela Brazilian CPF(*) 066.530.828-06	426.272.202	12,786	232.931.834	3,658	659.204.036	6,795
Ricardo Villela Marino	213.377.930	6,400	164.795.057	2,588	378.172.987	3,898

Brazilian CPF(*) 252.398.288-90						
Rodolfo Villela Marino Brazilian CPF(*) 271.943.018-81	213.441.264	6,402	164.898.432	2,590	378.339.696	3,900
Paulo Setubal Neto Brazilian CPF(*) 638.097.888-72	36.424	0,001	29.289.628	0,460	29.326.052	0,302
Carolina Marinho Lutz Setubal Brazilian CPF(*) 077.540.228-18	45.350.868	1,360	5.852.174	0,092	51.203.042	0,528
Julia Guidon Setubal Winandy Brazilian CPF(*) 336.694.358-08	45.350.868	1,360	5.852.174	0,092	51.203.042	0,528
Paulo Egydio Setubal Brazilian CPF(*) 336.694.318-10	45.350.868	1,360	5.852.174	0,092	51.203.042	0,528
Fernando Setubal Souza e Silva Brazilian CPF(*) 311.798.878-59	24.663.452	0,740	10.215.065	0,160	34.878.517	0,360
Guilherme Setubal Souza e Silva Brazilian CPF(*) 269.253.728-92	24.663.576	0,740	9.741.525	0,153	34.405.101	0,355
Tide Setubal Souza e Silva Nogueira Brazilian CPF(*) 296.682.978-81	24.663.958	0,740	10.874.101	0,171	35.538.059	0,366
Olavo Egydio Setubal Júnior Brazilian CPF(*) 006.447.048-29	12.091.868	0,363	48.629.912	0,764	60.721.780	0,626
Bruno Rizzo Setubal Brazilian CPF(*) 299.133.368-56	36.123.995	1,084	21.940	0,000	36.145.935	0,373
Camila Setubal Lenz Cesar Brazilian CPF(*) 350.572.098-41	36.123.996	1,084	24.473	0,000	36.148.469	0,373

Luiza Rizzo Setubal Kairalla Brazilian CPF(*) 323.461.948-40	36.124.000	1,084	32.267	0,001	36.156.267	0,373
Roberto Egydio Setubal Brazilian CPF(*) 007.738.228-52	62.240.172	1,867	23.329.986	0,366	85.570.158	0,882
Mariana Lucas Setubal Brazilian CPF(*) 227.809.998-10	28.877.403	0,866	10.824.911	0,170	39.702.314	0,409
Paula Lucas Setubal Brazilian CPF(*) 295.243.528-69	28.877.403	0,866	10.824.911	0,170	39.702.314	0,409
José Luiz Egydio Setubal Brazilian CPF(*) 011.785.508-18	103.043.896	3,091	45.417.102	0,713	148.460.998	1,530
Beatriz de Mattos Setubal Brazilian CPF(*) 316.394.318-70	5.448.828	0,163	333.149	0,005	5.781.977	0,060
Gabriel de Mattos Setubal Brazilian CPF(*) 348.338.808-73	5.448.828	0,163	333.149	0,005	5.781.977	0,060
Olavo Egydio Mutarelli Setubal Brazilian CPF(*) 394.635.348-73	5.448.828	0,163	333.149	0,005	5.781.977	0,060
Alfredo Egydio Setubal Brazilian CPF(*) 014.414.218-07	119.439.920	3,583	47.459.968	0,745	166.899.888	1,720
Alfredo Egydio Nugent Setubal Brazilian CPF(*) 407.919.708-09	2.403	0,000	242	0,000	2.645	0,000
Marina Nugent Setubal Brazilian CPF(*) 384.422.518-80	2.403	0,000	242	0,000	2.645	0,000
Ricardo Egydio Setubal	119.385.218	3,581	47.896.561	0,752	167.281.779	1,724

Brazilian CPF(*) 033.033.518-99						
Marcelo Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.378-21	2.439	0,000	336.069	0,005	338.508	0,003
Rodrigo Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.298-02	2.439	0,000	316.522	0,005	318.961	0,003
Patricia Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.328-62	2.439	0,000	336.069	0,005	338.508	0,003
BlackRock, Inc American	-	-	319.559.515	5,019	319.559.515	3,294
Tesouraria	-	-	-	-	-	-
Others	318.863.098	9,559	4.743.516.087	74,494	5.062.379.185	52,180
Total	**3.333.921.095**	**100,000**	**6.367.488.620**	**100,000**	**9.701.409.715**	**100,000**

BASE-DATE 12.31.2022

Companhia ESA	**Ordinary Shares**	%	**Total**	%
Rudric ITH Participações Ltda. Brazilian CNPJ(**) 67.569.061/0001-45	2.783.476	0,133	2.783.476	0,133
Alfredo Egydio Arruda Villela Filho Brazilian CPF(*) 066.530.838-88	426.272.232	20,387	426.272.232	20,387
Ana Lúcia de Mattos Barreto Villela Brazilian CPF(*) 066.530.828-06	426.272.202	20,387	426.272.202	20,387
Ricardo Villela Marino Brazilian CPF(*) 252.398.288-90	213.377.930	10,205	213.377.930	10,205
Rodolfo Villela Marino Brazilian	213.441.264	10,208	213.441.264	10,208

CPF(*) 271.943.018-81				
Paulo Setubal Neto Brazilian CPF(*) 638.097.888-72	36.424	0,002	36.424	0,002
Carolina Marinho Lutz Setubal Brazilian CPF(*) 077.540.228-18	45.350.868	2,169	45.350.868	2,169
Julia Guidon Setubal Winandy Brazilian CPF(*) 336.694.358-08	45.350.868	2,169	45.350.868	2,169
Paulo Egydio Setubal Brazilian CPF(*) 336.694.318-10	45.350.868	2,169	45.350.868	2,169
Fernando Setubal Souza e Silva Brazilian CPF(*) 311.798.878-59	24.663.452	1,180	24.663.452	1,180
Guilherme Setubal Souza e Silva Brazilian CPF(*) 269.253.728-92	24.663.576	1,180	24.663.576	1,180
Tide Setubal Souza e Silva Nogueira Brazilian CPF(*) 296.682.978-81	24.663.958	1,180	24.663.958	1,180
Olavo Egydio Setubal Júnior Brazilian CPF(*) 006.447.048-29	12.091.868	0,578	12.091.868	0,578
Bruno Rizzo Setubal Brazilian CPF(*) 299.133.368-56	36.123.995	1,728	36.123.995	1,728
Camila Setubal Lenz Cesar Brazilian CPF(*) 350.572.098-41	36.123.996	1,728	36.123.996	1,728
Luiza Rizzo Setubal Kairalla Brazilian CPF(*) 323.461.948-40	36.124.000	1,728	36.124.000	1,728

Roberto Egydio Setubal Brazilian CPF(*) 007.738.228-52	62.240.172	2,977	62.240.172	2,977
Mariana Lucas Setubal Brazilian CPF(*) 227.809.998-10	28.877.403	1,381	28.877.403	1,381
Paula Lucas Setubal Brazilian CPF(*) 295.243.528-69	28.877.403	1,381	28.877.403	1,381
José Luiz Egydio Setubal Brazilian CPF(*) 011.785.508-18	103.043.896	4,928	103.043.896	4,928
Beatriz de Mattos Setubal Brazilian CPF(*) 316.394.318-70	5.448.828	0,261	5.448.828	0,261
Gabriel de Mattos Setubal Brazilian CPF(*) 348.338.808-73	5.448.828	0,261	5.448.828	0,261
Olavo Egydio Mutarelli Setubal Brazilian CPF(*) 394.635.348-73	5.448.828	0,261	5.448.828	0,261
Alfredo Egydio Setubal Brazilian CPF(*) 014.414.218-07	119.439.920	5,712	119.439.920	5,712
Alfredo Egydio Nugent Setubal Brazilian CPF(*) 407.919.708-09	2.403	0,000	2.403	0,000
Marina Nugent Setubal Brazilian CPF(*) 384.422.518-80	2.403	0,000	2.403	0,000
Ricardo Egydio Setubal Brazilian CPF(*) 033.033.518-99	119.385.218	5,710	119.385.218	5,710
Marcelo Ribeiro do Valle Setubal	2.439	0,000	2.439	0,000

Brazilian CPF(*) 230.936.378-21				
Patricia Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.328-62	2.439	0,000	2.439	0,000
Rodrigo Ribeiro do Valle Setubal Brazilian CPF(*) 230.936.298-02	2.439	0,000	2.439	0,000
Total	**2.090.913.596**	**100,000**	**2.090.913.596**	**100,000**

BASE-DATE 12.31.2022

Rudric ITH Participações Ltda.	Ordinary Shares	%	Total	%
Ricardo Villela Marino Brazilian CPF(*) 252.398.288-90	37.507.724	50,000	37.507.724	50,000
Rodolfo Villela Marino Brazilian CPF(*) 271.943.018-81	37.507.724	50,000	37.507.724	50,000
Total	**75.015.448**	**100,000**	**75.015.448**	**100,000**

(*) Individual Taxpayer's Registry (CPF)

(**) National Register of Legal Entity (CNPJ)

6.3. - Distribution of Capital

Date of last general stockholders' meeting/ Date of last update	04/25/2023
Number of stockholders - individuals (units)	464.049
Number of stockholders - companies (units)	12.903
Number of institutional investors (units)	1.422

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	384,672,066	7.758%

Number of preferred shares (units)	4,800,834,364	99.071%
Total	5,185,506,430	52.891%

6.4 - Relevant companies in which the issuer has an interest

Social Denomination	Corporate Taxpayer ID (CNPJ)	Issuer's participation (%)
Itaú Unibanco S.A.	60.701.190/0001-04	100.000000
Banco Itaucard S.A.	17.192.451/0001-70	100.000000
Itaú Corpbanca	12.262.596/0001-87	26.300070
Banco Itaú Uruguay S.A.	11.929.613/0001-24	100.000000
Banco Itaú BBA S.A.	17.298.092/0001-30	99.999990
Itaú Corretora de Valores S.A.	61.194.353/0001-64	99.999990
Redecard Instituição de Pagamento S.A.	01.425.787/0001-04	19.378540
Itauseg Participações S.A.	07.256.507/0001-50	26.422550
Itaú Consultoria de Valores Mobiliários e Participações S.A.	58.851.775/0001-50	100.000000
Itaú Corretora de Seguros S.A.	43.644.285/0001-06	100.000000
BICSA Holdings Ltd	08.993.702/0001-25	100.000000
Luizacred S.A. Soc. Crédito Financiamento Investimento	02.206.577/0001-80	50.000000
Oca S.A.	08.988.128/0001-17	100.000000
IGA Participações S.A.	04.238.150/0001-99	100.000000
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	42.421.776/0001-25	99.999990
Microinvest S.A. Sociedade de Crédito a Microempreendedor	05.076.239/0001-69	99.999990
Itaú Rent Administração e Participações Ltda.	02.180.133/0001-12	12.650420
Banco Itaú Veículos S.A.	61.190.658/0001-06	100.000000
IU Corretora de Seguros Ltda.	08.457.828/0001-85	100.000000
Itauseg Saúde S.A	04.463.083/0001-06	0.537680
Albarus S.A.	05.786.118/0001-00	1.751690
Itaú Administradora de Consórcios Ltda.	00.000.776/0001-01	0.001000
Itaú Seguros S.A.	61.557.039/0001-07	0.000220
ITB Holding Brasil Participações Ltda	04.274.016/0001-43	0.000001
FIC Promotora de Vendas Ltda.	07.113.647/0001-79	0.000120
Hipercard Banco Múltiplo S.A.	03.012.230/0001-69	0.000001

6.5 Insert the issuer's shareholder organization chart and the economic group to which it belongs, indicating:

a. all direct and indirect controlling shareholders and, if the issuer wishes, the shareholders with participation equal to or greater than 5% of a class or type of shares



Family Moreira Salles
Family Egydio de Souza Aranha
Free Float (*)
100.00% Total
63.35% ON 17.82% PN 33.46% Total
36.65% ON 82.09% PN 66.48% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% ON 100.00% PN 66.53% Total
IU PAR - Itaú Unibanco Participações
50.00 % ON 33.47% Total
39.21% ON 19.83% Total
Free Float (*)
51.71% ON 26.15% Total
Itaú Unibanco Holding S.A.
7.76% ON 99.07% PN 52.89% Total
99.99% Total
Microinvest S.A. Soc. de Crédito a Microempreendedor
26.30% Total
Banco Itaú Chile
100.00% Total
Banco Itaú Uruguay S.A.
100.00% ON 100.00% PN 100.00%Total
IGA Participações S.A.
99.99% ON 100.00% PN 99.99%Total
Banco Itaú BBA S.A.
100.00% ON 100.00% PN 100.00%Total
Itaú Consultoria de Valores Mobiliários e Participações S.A.
26.42% Total
Itauseg Participações S.A.
99.99% Total
Itaú Unibanco Veículos Administradora de Consórcios Ltda.
100.00% Total
Banco Itaú Veículos S.A.
100.00% ON 100.00% PN 100.00%Total
Itaú Corretora de Seguros S.A.
12.65% ON 12.65% PN 12.65%Total
Itaú Rent Administração e Participações Ltda.
100.00% ON 100.00% PN 100.00%Total
IU Corretora de Seguros Ltda.
100.00% Total
OCA S.A.
100.00% Total
Bicsa Holdings, Ltd.
100.00% ON 100.00% PN 100.00%Total
Itaú Unibanco S.A.
0.01% ON 0.00% PN 0.01%Total
99.99% ON 100.00% PN 99.99%Total
Itaú Corretora de Valores S.A.
100.00% ON 100.00% PN 100.00%Total
Banco Itaucard S.A.
19.38% Total
Redecard Instituição de Pagamento S.A.
0.54% Total
Itauseg Saúde S.A.
1.75% Total
Albarus S.A.
50.00% Total
Luizacred S.A. Soc. Crédito Financiamento Investimento

Date: 04.25.2023.
The percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.

ON = common shares
PN = preferred shares

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa S.A.
IUPAR - Itaú Unibanco Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal

Paulo Setubal Neto

Pedro Moreira Salles

Ricardo Egydio Setubal

Ricardo Villela Marino

Roberto Egydio Setubal

Rodolfo Villela Marino

Rodrigo Ribeiro do Valle Setubal

Rudric ITH Participações Ltda.

Tide Setubal Souza e Silva Nogueira

Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaú Veículos S.A.	100.00	100.00	Subsidiary
Banco Itaucard S.A.	100.00	100.00	Subsidiary
Hipercard Banco Múltiplo S.A.	0.00	0.00	Subsidiary
IGA Participações S.A.	100.00	100.00	Subsidiary
Itaú Administradora de Consórcios Ltda.	0.00	0.00	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Seguros S. A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Rent Administração e Participações Ltda.	12.65	12.65	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	99.99	99.99	Subsidiary
Itauseg Participações S.A.	26.42	26.42	Subsidiary
Itauseg Saúde S.A.	0.54	0.54	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
IU Corretora de Seguros Ltda.	100.00	100.00	Subsidiary
Microinvest S.A. Soc. de Crédito a Microempreendedor	99.99	99.99	Subsidiary
Redecard Instituição de Pagamento S.A.	19.38	19.38	Subsidiary
Abroad			
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	100.00	100.00	Subsidiary
Banco Itaú Chile	26.30	26.30	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary

6.6. Supply other information that the issuer may deem relevant

Additional information on items 6.1/6.2

a) Regarding the stockholding position of the stockholder BlackRock, Inc. ("BlackRock"), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company.

Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in BlackRock's stockholding position, which represents 7.221% of the preferred shares and 3.569% of the total capital held by BlackRock.

Statement of Changes in Blackrock's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03/30/2011	Opening balance at 03.30.2011, as provided by Blackrock (*)	159,335,737		159,335,737
11/01/2011	Stock split/reverse split according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04/19/2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06/11/2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07/31/2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10/21/2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock split according to notice of 11.01.2018 (ASM of 07.27.2018)	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011

b) Regarding the stockholding position of the stockholder Dodge & Cox, the Company informs that on October 6, 2022 it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, Dodge & Cox now holds 241,984,749 preferred shares issued by the Company.

Taking into consideration the corporate event informed, we present below the changes in Dodge & Cox's stockholding position, which represents 4.994% of the preferred shares and 2.468% of the total capital held by Dodge & Cox.

Statement of Changes in Dodge & Cox's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
10/06/2022	Opening balance at 10/06/2022, as provided by Dodge & Cox (**)	242,768,249	- 783,500	241,984,749

(**) Ownership interest at base date 10.06.2022 provided by the Stockholder on the same date.

c) Regarding the stockholding position of the stockholder GQG Partners LLC, the Company informs that on January 18, 2022 it received the information, as provided for in Article 12 of CVM Resolution No. 44/2021, that GQG Partners LLC now holds 253,506,105 preferred shares issued by the Company.

Taking into consideration the corporate event informed, we present below the changes in GQG Partners LLC stockholding position, which represents 5.231% of the preferred shares and 2.586% of the total capital held by GQG Partners LLC.

Statement of Changes in GQG Partners LLC's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
01/18/2022	Opening balance at 01.18.2022, as provided by GQG Partners LLC (***)	253,506,105	-	253,506,105

(***) Ownership interest at base date 01.18.2022 provided by the Stockholder on January 18, 2022

e) On February 24, 2022, the capital of Cia. E. Johnston de Participações "EJ", currently distributed between the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, will be divided between Fernando Roberto Moreira Salles, who will hold 50% of EJ's capital, and Pedro

Moreira Salles and his son, João Moreira Salles, who will hold 44% and 6% of EJ's capital, respectively. Pedro Moreira Salles and João Moreira Salles are also members of Itaú Unibanco's Board of Directors. The brothers Walther Moreira Salles Jr. and João Moreira Salles will therefore no longer be stockholders of EJ, thus transferring their respective interests to the remaining stockholders, Fernando Roberto Moreira Salles and Pedro Moreira Salles, and to the new stockholder, João Moreira Salles, through stock trading transactions, the completion of which is subject to the approval of the Central Bank of Brazil.

The equity interest held by EJ in IUPAR's capital, controlling stockholder of Itaú Unibanco Holding, will not change. The control of IUPAR will continue to be exercised in accordance with the stockholders' agreement in force and, consequently, the transactions described above will not change Itaú Unibanco Holding's management or governance.

Additional information on item 6.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 of this Form refers to the April 25, 2023 base date.

The number of outstanding shares informed in item 15.3 of this Form refers to the April 25, 2023 base date.

7. General Stockholders' Meetings and Management

7.1. Describe the main characteristics of the management bodies and supervisory council of the issuer, identifying:

a. the main characteristics of the nomination and position filing policies, if applicable, and, if the issuer discloses them, where on the web the document can be found

Our Nomination and Succession Policy is aimed at establishing minimum requirements for the nomination of members to the Board of Directors, Committees related to the Board of Directors and the Board of Officers of the financial institutions and other regulated companies of the Itaú Unibanco Conglomerate, as well as consolidating the internal procedures and formalizing the practices with respect to the succession of management members, in line with the regulation in force and the best market practices.

Only highly-qualified professionals, with distinguished experience (technical, professional, academic), availability of time to perform the duties and high conduct and ethical standards in business, valuing sustainable relationships and practices that are compliant with laws, rules and regulations, always in line with our values and culture, in addition to the criteria established in the regulation in force, shall be nominated to the Board of Directors, Committees and the Board of Officers.

The Nomination Policy was reviewed by the Board of Directors in May 2022 and is available on our Investor Relations website: https://www.itau.com.br/relacoes-com-investidores/en//itau-unibanco/corporate-governance/regulations-and-policies/ > Policy on the Appointment and Succession of Executives.

Meanwhile, the requirements to compose the Supervisory Council are established in its Internal Charter, approved by this body and also available on our website: https://www.itau.com.br/relacoes-com-investiores/itau-unibanco/corporate-governance/regulations-and-policies/ > Charter of the Fiscal Council.

b. whether performance evaluation mechanisms are in place, informing, if applicable:

i. the frequency of the evaluations and their scope

ii. the methodology adopted and the main criteria used in the evaluations

iii. whether external consulting or advisory services were engaged

The Board of Directors, its members and Chairperson (or Co-chairpersons), as well as the members of the committees related thereto, are evaluated on an annual basis for the purpose of analyzing the performance of management members, in accordance with the best corporate governance practices. The Secretary's Office of the Board of Directors is also evaluated.

The reelection of members of the Board of Directors and committees factors in their good performance in the period and the regular attendance at meetings during the previous term of office, as well as their experience and level of independence.

The evaluation process consists of the following phases: self-evaluation of the members of the Board of Directors, cross-evaluation of the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairperson (or Co-chairpersons) of the Board by its members and evaluation of the committees by their members. The evaluation process is structured taking into consideration the specific characteristics/responsibilities of the Board of Directors, its members, its Chairperson (or Co-chairpersons) and each committee, thus seeking to reach a high level of specialization during the evaluation.

In the evaluation process, specific questionnaires are handed out to the Board of Directors and each committee, and each member of the Board of Directors and the committees is interviewed on an individual basis. The answers are analyzed and compared with the results of previous years so as to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process.

The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors.

Evaluation of the Board of Officers

Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and crosswise goals with other departments.

c. rules to identify and manage conflicts of interest

According to the Internal Charter of the Board of Directors, its members may not participate in resolutions on matters in which their interests conflict with those of the Issuer. Each member must inform the Board of Directors of any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairperson of the Board and, in any case, before the beginning of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other Board members of: (a) the main activities they carry out outside the Issuer; (b) participation on the boards of other companies; and (c) commercial relationships with companies of the Conglomerate, including the provision of services to these companies. The Board members can only participate in up to four (4) boards of directors of companies not owned by a single economic conglomerate. For purposes of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee.

If a member of the Board or a company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be performed on an arm's length basis; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was performed on an arm's length basis; and (c) the transaction must be reported to and carried out by the Related Parties Committee or by the channels usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed.

d. by organ:

Number of members by gender declaration:	female	male	nonbinary	others	prefers not to answer
Directory	3	18	-	-	9
Board of Directors - Effective	2	10	-	-	-
Board of Directors - Alternate	-	-	-	-	-
Fiscal Council - Effective	-	3	-	-	-
Council - Alternate	-	3	-	-	-
Total Employees	5	34	0	0	9

Number of members by color and race statement:	yellow	white	black	grizzly	indigenous	others	prefers not to answer
Directory	-	29	-	1	-	-	-
Board of Directors - Effective	-	12	-	-	-	-	-
Board of Directors - Alternate	-	-	-	-	-	-	-
Fiscal Council - Effective	1	2	-	-	-	-	-
Council - Alternate		3	-	-	-	-	-
Total Employees	1	46	0	1	0	0	0

e. specific objectives of the issuer with respect to the diversity of gender, color or race or other attributes among the members of its management bodies and its supervisory council, if any

Our Nomination and Succession Policy for the members of the Board of Directors, the committees related to the Board of Directors and the Board of Officers establishes that the nomination process shall take into consideration people with different characteristics and profiles aimed at complementing skills and diversity, such as gender, race, deficiency, sexual orientation and age criteria, among others.

f. role of the management bodies in the assessment, management and supervision of climate-related risks and opportunities

The Executive Board of Officers and the Board of Directors supervise the bank's climate strategy through committees that discuss ESG and climate issues.

The Board of Directors is responsible for approving the Environmental, Social and Climate Responsibility Policy (PRSAC) and has an Environmental, Social and Climate Responsibility Committee, in addition to the Capital and Risk Management Committee and Audit Committee, which discuss ESG and Climate issues on demand.

Meanwhile, the Executive Board of Officers has specific responsibilities on climate management, represented by its Risk Officer, who is responsible for the climate risk strategy, its Finance Officer, who is responsible for the transparency of information, and its Sustainability Officer, whose office works as the Project Management Officer (PMO) of Itaú's climate strategy. At the level of the Executive Board of Officers, we have the Superior ESG Council and the Wholesale ESG Committee, which are responsible, for example, for the approval of our loan portfolio's decarbonization targets and we also have an Environmental, Social and Climate Risk Committee, which is responsible for the discussions related to the climate risk at the institution.

7.2. Specifically with respect to the board of directors, please indicate:

a. bodies and permanent committees that report to the board of directors

a.1 Board of Directors

The Board of Directors, which is a joint decision-making body, is mandatory as we are a publicly-held company. It is incumbent on the Board of Directors to:

• establish general business guidelines;

• elect and remove officers and establish their duties;

• nominate officers to the Boards of Officers of the controlled companies as specified;

• supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions;

• call General Stockholders' Meetings at least twenty-one (21) days in advance and the number of days will be counted from the publication of the first call;

• express an opinion on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the General Meeting;

• resolve on estimates of results and investment budgets and respective action plans;

• engage and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer's Bylaws;

• resolve on the distribution of interim dividends, including to the existing retained earnings or revenue reserve accounts in the most recent annual or semi-annual balance sheet;

• resolve on the payment of interest on capital;

• resolve on stock buybacks, on a non-permanent basis, to be held in treasury or decide on their cancellation or disposal;

• resolve on the purchase and entry of put and call options supported by its own shares issued for purposes of being cancelled, held in treasury or disposed of, subject to CVM Instruction No. 567/15, as amended;

• resolve on the set up of committees to address specific matters within the scope of the Board of Directors;

• elect and remove members of the Audit Committee and Compensation Committee;

• approve the operating rules that the Audit and Compensation Committees may establish for their own operations and acknowledge the committees' activities through their reports;

• assess and disclose on an annual basis who the independent members of the Board of Directors are, and also examine any circumstances that may compromise their independence;

• approve direct or indirect investments and divestitures in equity interests that fifteen per cent (15%) of the Issuer's book value registered in the most recent audited balance sheet;

• state a position on the public offerings of shares or other marketable securities by the Company;

• resolve, within authorized capital limit, on capital increases and issues of negotiable instruments and other convertible instruments; and

• examine related-party transactions based on the materiality criteria provided for in its own policy, by itself or by one of its committees, and it is assured that a report should be submitted to the Board of Directors in the latter case.

The Board of Directors is composed of a minimum of ten (10) and a maximum of fourteen (14) members. At the first meeting after the Annual General Stockholders' Meeting electing the Board, the latter will choose, from among its peers, its chairperson or two co-chairpersons, and it may also have up to three vice chairpersons. A member who is 70 (seventy-five) years of age on the date of the election may not be elected.

The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are established in its own internal charter, approved by the Board of Directors, last updated on April 26, 2018 and disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/> Itaú Unibanco > Corporate Governance > Regulations and Policies > Charters > Internal Charter of the Board of Directors.

a.2 Board of Officers

Operational and executive duties are the responsibility of the Board of Officers, subject to the guidelines set out by the Board of Directors.

The Board of Officers is the body responsible for managing and representing the Issuer, and it may have from five to thirty members, in compliance with the guidelines set out by the Board of Directors for filling these positions.

The term of office for Officers is one (1) year, their reelection being permitted, and they will remain in their positions until their replacements take office, and (i) those who are already 62 years of age on the election date may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the election date may not be elected for other positions on the Board of Officers.

Two officers jointly will have powers to i) assume obligations, exercising rights under any act, agreement or document that implies responsibility, including offering guarantees for third-party obligations; ii) waive rights, encumber and dispose of fixed asset items; and iii) appoint attorneys-in-fact for performing acts, and it is assured that whenever the amount involved is higher than R$500 million, at least one of the two officers must be the Chief Executive Officer or an officer who is a member of the Executive Committee. The Issuer will be represented by two officers jointly to resolve on the establishment, closing and relocation of facilities. In the events above, except for item (iii), the Issuer may also be jointly represented by (i) one officer and one attorney-in-fact or (ii) two attorneys-in-fact.

Exceptionally, the Issuer may be represented by a single attorney-in-fact: (i) before any direct or indirect body of the public administration, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with powers of attorney with an *ad judicia* clause; (iii) at general stockholders' meetings and stockholders' or quotaholders' meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by one officer only.

The structure, composition and powers of the Board of Officers are included in the Bylaws and its internal charter, approved by the Board of Directors on July 28, 2021, and disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/> Itaú Unibanco > Corporate Governance > Regulations and Policies > Charters > Internal Charter Of The Executive Board.

a.3 Committees related to the Board of Directors

Each committee related to the Board of Directors has its own internal charter containing its structure, composition, powers and operating rules. All charters are disclosed on the Investor Relations website.

a.3.1 Strategy Committee

The Strategy Committee is responsible for promoting discussions on relevant matters that strongly impact us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Strategy Committee has its own internal charter, approved by the Board of Directors on June 24, 2016, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Charters > Strategy Committee Internal Charter.

a.3.2 Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions related to our governance. Among its duties are: the analysis and issue of opinions on potential conflicts of interest between the members of the Board of Directors and the Conglomerate companies, the methodological and procedural support for the evaluation of the Board of Directors, its members, committees and the Chief Executive Officer, and the discussion on the succession of members of the Board of Directors and the Chief Executive Officer, as well as their recommendations. The Committee has its own internal charter, approved by the Board of Directors on August 30, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Charters > Internal Charter of the Nomination and Corporate Governance Committee.

a.3.3 Personnel Committee

The Personnel Committee is responsible for setting the main guidelines related to people. Among its duties are the setting of guidelines on talent attraction and retention, as well as on recruitment and training, and our long-term incentive programs. The Committee has its own internal charter, approved by the Board of Directors on July 28, 2016, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/ > Menu > Itaú

Unibanco > Corporate Governance > Regulations and Policies > Charters > Internal Charter of the Personnel Committee.

a.3.4 Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on management compensation-related matters. Among its duties are: the development of a compensation policy for our management members, the proposal to the Board of Directors of different forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs, the discussion, examination and supervision of the implementation and operation of the existing compensation models and the discussion of the general principles for compensating our employees, recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on August 29, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Charters > Internal Charter of the Compensation Committee.

a.3.5 Capital and Risk Management Committee

The Capital and Risk Management Committee is responsible for supporting the Board of Directors in the performance of our capital and risk management-related duties, submitting reports and recommendations on these topics for the Board's approval. Among its duties are: the definition of our risk appetite and the expected minimum return on capital and the supervision of the risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and the complexity of the operations, in addition to meeting regulatory requirements. The Capital and Risk Management Committee is also responsible for improving our risk culture. The Committee has its own internal charter, approved by the Board of Directors on August 31, 2017, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Charters > Internal Charter of the Capital and Risk Management Committee.

a.3.6 Audit Committee

The Issuer has an Audit Committee that complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and the Internal Audit function, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the General Stockholders' Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank of Brazil and for companies overseen by the Superintendency of Private Insurance (SUSEP) that are part of the Conglomerate.

The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned skills and outstanding knowledge, provided that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing fields.

All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any Audit Committee member if their independence is affected by any actual or potential conflict of interest. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the Committee members as a result of direct observation.

The Committee has its own internal regulation, approved by the Board of Directors on August 26, 2021, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Regulations > Regulation of the Audit Committee.

a.3.7 Related Parties Committee

The Related Parties Committee is responsible for analyzing related-party transactions in the situations specified in our Related Party Transactions Policy, aimed at ensuring that these transactions are carried out with transparency and at arm's length. The Related Parties Committee is fully composed of independent members. The Committee has its own internal charter, approved by the Board of Directors on August 29, 2018, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/ > Menu > Itaú Unibanco > Corporate Governance > Regulations and Policies > Charters > Internal Charter of the Related Parties Committee.

a.3.8 Environmental, Social and Climate Responsibility Committee

The Environmental, Social and Climate Responsibility Committee is responsible for defining strategies to strengthen the Company's corporate social responsibility and monitoring the performance of social institutions related to it, as well as initiatives carried out directly by the Company. The Committee has its own internal charter, approved by the Board of Directors on May 26, 2022, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Charters > Internal Charter of the Environmental, Social and Climate Responsibility Committee.

a.4. Internal Audit

The Internal Audit is an independent and objective assurance and advisory activity, designed to add value and improve the organization's operations, as set forth in the International Professional Practices Framework - IPPF) of The Institute of Internal Auditors – The IAA. It helps the organization achieve its goals through the application of a systematized and regulated approach to evaluating and improving the efficiency of risk management, control and governance processes. In Itaú Unibanco's governance, the Internal Audit is the third line of governance. The Executive departments are the first line, and the Risk and Internal Controls Department is the second line.

The purpose of the Internal Audit Department is to assess the activities carried out by the Conglomerate through audit techniques, thus enabling management to measure the effectiveness of risk management, governance, management and operation of the assessed business, the adequacy and effectiveness of the controls, the reliability of the financial statements, the compliance with rules and regulations, and the quality, reliability and integrity of the management information.

The Internal Audit Officer annually reports on the Internal Audit's purpose, authority level and responsibility and confirms its independent performance to the Audit Committee. Should any actual or apparent impediments to the independence or objectivity be identified, they will be reported to the Co-Chairpersons of the Board of Directors and the Audit Committee.

b. how the board of directors assesses the work of the independent auditors, indicating whether the issuer has a policy to engage non-audit related services with the independent auditor, and, if the issuer discloses this policy, where on the web the document can be found

The Audit Committee is responsible for assessing the work performed by the independent auditors of the Conglomerate on an annual basis. This assessment process includes a questionnaire, which is also updated annually, filled out by the Committee based on its direct observation, interviews with the Officers who have a relationship with the independent auditors, as well as on the result of the qualitative and quantitative survey with the departments that have a direct relationship with the independent auditors and the CFOs of foreign units. The result of this assessment is presented in writing by the Audit Committee to the technical engagement partner of the independent auditors and discussed at an in-person meeting, and it is also reported to the Board of Directors.

The Company has a policy to engage services from independent auditors, including non-audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), approved by the Audit Committee on July 31, 2021.

c. channels established for the board of directors to become aware of critical issues related to the ESG and compliance topics and practices, if any

Sustainability is part of the agenda of the Board of Directors and, at least once a year, the topic is addressed on an exclusive basis. The Board of Directors is responsible for monitoring and approving the effectiveness of our ESG strategy and our Environmental, Social and Climate Responsibility Policy (PRSAC), in line with the long-term challenges and trends, with the help of the Environmental, Social and Climate Responsibility Committee (ESG Responsibility Committee) and the office in charge. It is also responsible for promoting the dissemination and engagement of the employees on relevant ESG issues.

7.3 Composition and professional experience of the board of directors and fiscal council

Name: ADRIANO CABRAL VOLPINI **Taxpayer ID (CPF):** 162.572.558-21 **Profession:** Business Administrator **Date of birth:** 12/06/1972

Profissional experience: Adriano Cabral Volpini is a partner and has been our corporate security officer and chief security officer ("CSO") since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts from 2005 to 2012; Manager of Prevention of Unlawful Acts from 2004 to 2005; Inspection Manager in 2003; Inspector from 1998 to 2003; Auditor from 1996 to 1997 and in the Branch Operation Department from 1991 to 1996. He also holds management positions in several companies of the Itaú Unibanco Group.
He holds a bachelor's degree in social communication and a postgraduate degree in accounting and financial administration, both from the Fundação Armando Álvares Penteado ("FAAP"), São Paulo, Brazil and an MBA in finance from the Instituto Brasileiro de Mercado de Capitais ("IBMEC"), Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	12/12/2018

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ALEXANDRE GROSSMANN ZANCANI **Taxpayer ID (CPF):** 288.246.148-84 **Profession:** Engineer **Date of birth:** 10/14/1977

Profissional experience: Alexandre Grossmann Zancani, a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of executive officer at the Itaú Unibanco Group from 2019 to 2021.
He was a digital business, data, new undertakings and innovation officer from 2017 to 2019, a risk officer in the individuals and consumers department from 2015 to 2017, an executive credit superintendent of Santander from 2013 to 2015, an executive credit superintendent of Banco Santander (Brazil) S.A. from 2012 to 2013, an executive credit and collection superintendent from 2009 to 2012 of Santander Cards and a member of the board of directors of Banco PSA Finance Brasil S.A. from 2017 to 2018.
He holds a bachelor's degree in computer engineering from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	03/02/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ALEXSANDRO BROEDEL **Taxpayer ID (CPF):** 031.212.717-09 **Profession:** Accountant **Date of birth:** 10/05/1974

Profissional experience: Alexsandro Broedel, a member of the Partners Program and has been our CFO since 2021 and held the position of group executive finance officer from 2015 to 2020 and head of investor relations department from 2017 to 2020. He joined the Itaú Unibanco Group in 2012 as the finance and control officer.
He has previously served as an officer of the Comissão de Valores Mobiliários ("CVM"). He is a full professor at the University of Sao Paulo, Trustee of the IFRS Foundation and member of the board of directors of the Value Reporting Foundation.
He holds a bachelor's degrees in Accounting and Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	06/27/2013

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ALFREDO EGYDIO SETUBAL **Taxpayer ID (CPF):** 014.414.218-07 **Profession:** Business Administrator **Date of birth:** 09/01/1958

Profissional experience: Alfredo Egydio Setubal (non-executive member) has been the CEO and Investor Relations Officer at taúsa S.A. since 2015 and member of board of directors since 2008.
He has been the chairman of the board of directors of Dexco S.A. since 2021 and a member of this board since April 2015, a member of the board of directors of Itaú Unibanco since 2007 of Alpargatas S.A. since 2017 and of Copa Energia since 2020.
He has been a member of the superior guidance, nomination and ethics committee of the Instituto Brasileiro de Relações com Investidores ("IBRI") since 2010, having been chairman of the Board of directors from 2000 to 2003. From 2003 to 2008, he was president of the Brazilian Association of Investment Banks (Associação Nacional dos Bancos de Investimentos) and from 1999 to 2017, he was a member of the board of directors of the Brazilian Association of Corporations (Associação Brasileira das Companhias Abertas – "ABRASCA").
With respect to social and cultural activities, has been the chairman of the board of trustees of Fundação Itaú para Educação e Cultura ("FIEC") and the chairman of the decision-making council of the Sao Paulo Art Museum (Museu de Arte de São Paulo – "MASP") since 2015. Mr. Setubal has also been a member of the board of directors of the Fundação Bienal de São Paulo since 2009; a member of the board of directors of the São Paulo Modern Art Museum (Museu de Arte Moderna de Sao Paulo – "MASP") and of the Contemporary Art Institute (Instituto de Arte Contemporânea – "IAC").
He holds a bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, with a specialization from INSEAD, Fontainebleau, France.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	29 - Other Directors - Non-Executive Director	06/01/2023	Yes	11/28/2008

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ÁLVARO FELIPE RIZZI RODRIGUES **Taxpayer ID (CPF):** 166.644.028-07 **Profession:** Lawyer **Date of birth:** 03/28/1977

Profissional experience: Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program and has been our officer since 2014. He is currently responsible for the Legal Wholesale Banking department (investment banking, treasury, wealth management services, broker, banking products, allocated funds and onlending, international loans and foreign exchange), the tax department (advisory and litigation), the Proprietary M&A Legal Matters department and the Anti-Trust, Corporate and International Legal Matters departments. He had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent from 2005 to 2014.
He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados.
He holds a bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil. He has also completed a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	04/13/2015

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ANA LÚCIA DE MATTOS BARRETTO VILLELA **Taxpayer ID (CPF):** 066.530.828-06 **Profession:** Pedagogic **Date of birth:** 10/25/1973

Profissional experience: Ana Lúcia de Mattos Barretto Villela (non-executive member) has been a member of our board of directors since 2018. She has held several positions at the Itaú Unibanco Group, including member of the board of directors from 1996 to 2001.

She has also been an alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; vice chairman of the board of directors of Itaúsa S.A. since 2017; a member of our personnel committee of Itaú Unibanco Group since 2018; a member of our nomination and corporate governance committee since 2018; a member of our ESG committee (formerly known as social responsibility committee) since 2019; a member of the sustainability and risks committee of Itaúsa S.A. since 2021; vice chairman of the board of trustees of Fundação Itaú para Educação e Cultura since 2020; a member of the steering council of Itaú Social since 2017; a member of the advisory board of Itaú Cultural since 1995; a member of the Executive Board of Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; founding president of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a member of the Advisory Board of Instituto Brincante since 2001 and Fellow Ashoka since 2010.

Since 2018, she has been the first representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions designed to encourage the development of new technologies that may help solve some of mankind's major challenges. Ms. Villela is a board member of Participant, an organization founded by social entrepreneur Jeff Skoll, and a leader in media and entertainment that inspires and engages the audience for social change; and she is also a member of the advisory board of the Stanford Down Syndrome Research Center since January 2022, and the advisory board of UCLA Lab School since May 2022.

She was a member of the advisory board of Akatu Institute from 2013 to 2017; a member of the advisory board of the Fairplay organization from 2015 to 2017; and a member of the advisory board of Conectas from 2003 to 2018, a member of Dexco's Sustainability Committee from 2015 to 2018 and an alternate member of Dexco's Board of Directors from 2018 to 2020.

She holds a bachelor's degree in Teaching with major in School Administration and a master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil and took graduate studies in Business Administration courses at the Fundação Armando Álvares Penteado ("FAAP"), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil (incomplete).

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	29 - Other Directors - Non-Executive Director	06/01/2023	Yes	10/24/2018

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ANDRE BALESTRIN CESTARE **Taxpayer ID (CPF):** 213.634.648-25 **Profession:** Engineer **Date of birth:** 06/08/1978

Profissional experience: Andre Balestrin Cestare, a member of the Partners Program and has been our officer since 2017. He is currently responsible for the Retail Banking financial planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking financial planning officer from 2019 to 2022; Retail Banking financial planning officer from 2017 to 2019 and finance superintendent from 2010 to 2017.
He holds a bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil; a postgraduate degree in business administration and a professional master's degree in finance and economics, both from Fundação Getulio Vargas ("FGV"), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	11/06/2017

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ANDRÉ LUÍS TEIXEIRA RODRIGUES **Taxpayer ID (CPF):** 799.914.406-15 **Profession:** Engineer **Date of birth:** 08/11/1973

Profissional experience: André Luís Teixeira Rodrigues, a partner since 2010 and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an officer since 2005. He was an executive officer from 2008 and 2020, having worked at Banco Itaú BBA from 2003 to 2018 and at the Retail Banking segment as from 2019.
Mr. Rodrigues is a Member of the Board of Directors at Porto Seguro S.A.
He holds a bachelor's degree in mechanical engineering with a major in automation and systems ("mechatronics") from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil. André Luís Teixeira Rodrigues, a partner since 2010 and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an officer since 2005. He was an executive officer from 2008 and 2020, having worked at Banco Itaú BBA from 2003 to 2018 and at the Retail Banking segment as from 2019.
Mr. Rodrigues is a Member of the Board of Directors at Porto Seguro S.A.
He holds a bachelor's degree in mechanical engineering with a major in automation and systems ("mechatronics") from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	03/02/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: CANDIDO BOTELHO BRACHER **Taxpayer ID (CPF):** 039.690.188-38 **Profession:** Business Administrator **Date of birth:** 12/05/1958

Profissional experience: Candido Botelho Bracher (non-executive member) has been a member of our board of directors since 2021. He has held several positions at Itaú Unibanco Group, including CEO from 2017 to 2021, Wholesale Banking Senior Vice President ("Diretor Geral") from 2015 to 2017 and Vice President from 2004 to 2015.
He has been a member of the board of directors of Mastercard Inc. since 2021, and of Instituto Acaia. He is also a columnist for Folha de São Paulo, a Brazilian newspaper.
He was a member of the board of directors of B3 S.A. – Brasil, Bolsa, Balcão from 2009 to 2014 and Pão de Açúcar – Companhia Brasileira de Distribuição from 1999 to 2013.
He holds a bachelor's degree in Business Administration from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	29 - Other Directors - Non-Executive Director	06/01/2023	Yes	06/15/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: CARLOS FERNANDO ROSSI CONSTANTINI **Taxpayer ID (CPF):** 166.945.868-76 **Profession:** Engineer **Date of birth:** 05/02/1974

Profissional experience: Carlos Fernando Rossi Constantini, a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client investment journeys, from offering and experience to fund distribution and management, having held the position of executive officer from 2019 to 2021. In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the head of international private banking division in Miami from 2017 to 2018. He has held several positions at the Itaú Unibanco Group, including officer from 2009 to 2017. He joined the Itaú Unibanco Group in 2007 as a deputy officer from 2007 to 2009.
He holds a bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	03/02/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: CARLOS ORESTES VANZO **Taxpayer ID (CPF):** 122.230.988-27 **Profession:** Bachelor of Laws **Date of birth:** 08/12/1971

Profissional experience: Carlos Orestes Vanzo, partner, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023. Mr. Vanzo is currently responsible for the Retail - Individuals, Personnalité, Área 360, Public Authorities and Itaú Seguros (Itaú Insurance) departments. He has held several positions at the Itaú Unibanco Group, including executive officer from 2019 to 2022 and officer of the Corporate and Middle Market segment from 2011 to 2018. He joined the Itaú Unibanco Group in 1997, as a Commercial Superintendent - Corporate and Middle Market from 2004 to 2011.
He holds a Bachelor's degree in Law from Universidade Paulista, São Paulo, Brazil, a postgraduate degree in Business Administration from Universidade de São Paulo (USP), São Paulo, Brazil and an Executive MBA from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	06/01/2023

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: CESAR NIVALDO GON **Taxpayer ID (CPF):** 154.974.508-57 **Profession:** businessman **Date of birth:** 07/09/1971

Profissional experience: Cesar Nivaldo Gon (independent member) has been a member of our board of directors since 2022 and a member of our personnel committee since 2021.
He is the founder and has been the CEO of CI&T Inc. since 1995, acting as the figurehead for topics on leadership development and digital transformation.
Mr. Gon has been a member of the board of directors of Sensedia since 2012, a technology advisor to the Boticário Group since 2020, and a member of the board of directors of Fundo Patrimonial Lumina Unicamp.
In 2021, he joined the boards of directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston.
In 2019, Mr. Gon was recognized as "Entrepreneur of the Year in Brazil" by Ernst & Young.
Mr. Gon has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist.
He holds a bachelor's degree in computer engineering and a master's degree in computer science from the Universidade de Campinas ("UNICAMP"), Campinas, São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	27 - Independent Board of Directors (Effective)	06/01/2023	Yes	07/01/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: DANIEL SPOSITO PASTORE **Taxpayer ID (CPF):** 283.484.258-29 **Profession:** Lawyer **Date of birth:** 10/07/1979

Profissional experience: Daniel Sposito Pastore, a member of the Partners Program and has been our officer since 2020. He is currently responsible for the Health, Labor Relations, and Labor and Criminal Legal departments. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS departments from 2012 to 2020; Legal Manager, WMS, working at the International, Asset and Brokerage departments from 2008 to 2011, Legal Lawyer, WMS from 2004 to 2008; Lawyer, Banking Law from 2002 to 2003; and Legal Assistant (M&A Legal) from 2000 to 2002.
Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA") as an effective member of the legal committee from 2012 to 2016, and a vice president from 2015 to 2016. He was also coordinator and liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários ("CVM"), from 2014 to 2016, for issuing and implementing new rules on suitability, asset management and trust management and investment funds, and coordinator of the revision of self-regulation codes for trust management, asset management and investment funds from 2015 to 2016. He has been a member of the legal labor committee since 2017, and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos ("FEBRABAN").
He holds a bachelor's degree in law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa ("INSPER"), São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	12/31/2020

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: EDUARDO HIROYUKI MIYAKI **Taxpayer ID (CPF):** 159.822.728-92 **Profession:** Engineer Civil **Date of birth:** 06/11/1972

Profissional experience: Eduardo Hiroyuki Miyaki has been a member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer from 2010 to 2017 and Operational Risk and Internal Control Officer from 2017 to 2021. He has previously served as Internal Audit Superintendent from 2005 to 2010 in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments from 2003 to 2004 and Supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003.
He holds a bachelor's degree in civil engineering from the Universidade de São Paulo ("USP"), São Paulo, Brazil; a master's degree in Sanitation from the Gunma University, Japan; a master's degree in Business Administration from CEAG, Fundação Getulio Vargas ("FGV"), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Fiscal Council - Effective	04/25/2023	Annual	43 - C.F.(Effective) Elected to Controller	06/01/2023	Yes	07/01/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: EMERSON MACEDO BORTOLOTO **Taxpayer ID (CPF):** 186.130.758-60 **Profession:** Technologist **Date of birth:** 07/25/1977

Profissional experience: Emerson Macedo Bortoloto has been our officer since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the internal audit officer, responsible for managing the audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity departments. He was responsible for evaluating processes related to market, credit and operational Risks, in addition to project auditing and continuous auditing. Also, at the Itaú Unibanco Group, he was responsible for auditing in the information technology and retail credit analysis and granting processes.
He has been a member of the audit committees of some of our affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Câmara Interbancária de Pagamentos ("CIP") and Tecnologia Bancária ("TECBAN").
He worked at Ernst & Young Auditores Independentes from 2001 to 2003 and at Banco Bandeirantes from 1992 to 2001, being responsible for auditing IT and operational processes.
He holds a bachelor's degree in data processing technology, a postgraduate degree in audit and consulting in information security from the Faculdades Associadas de São Paulo ("FASP"), São Paulo, Brazil, and an MBA in internal auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras ("FIPECAFI"), Brazil. He has the following certifications: CISA (Certified Information System Auditor), issued by the Information Systems Audit and Control Association ("ISACA") and CCoaud+ Experienced Audit Committee Member Certification, issued by Instituto Brasileiro de Governança Corporativa ("IBGC").

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	11/01/2011

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ERIC ANDRÉ ALTAFIM **Taxpayer ID (CPF):** 273.383.788-51 **Profession:** Business Administrator **Date of birth:** 06/12/1976

Profissional experience: Eric André Altafim, a member of the Partners Program and has been our officer since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives and Digital Assets departments. He has held several positions at the Itaú Unibanco Group, including Head of Client and Specialized Sales, Products and Planning of Markets Desks from 2015 to 2017; Head of Client and Specialized Sales Desks from 2012 to 2015; Head of Derivatives – Wholesale from 2008 to 2012; Senior Trader from 2005 to 2007 and Trader from 1999 to 2000.
Mr. Altafim also served as a Relations and Desk manager at Banco UBS Pactual from 2007 to 2008; Senior Trader at Banco HSBC from 2000 to 2005; Trainee from 1997 to 1999 and Junior Trader in 1999 at Banco CCF.
He holds a bachelor's degree in business administration from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil and an MBA in economics from the Universidade de São Paulo ("USP"), São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	10/03/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: FÁBIO COLLETTI BARBOSA **Taxpayer ID (CPF):** 771.733.258-20 **Profession:** Business Administrator **Date of birth:** 10/03/1954

Profissional experience: Fábio Colletti Barbosa (independent member) has been a member of our board of directors since 2015.
In 2022 he took office as CEO of was Natura & Co. He has been a member of the board of directors of Companhia Brasileira de Metalurgia e Mineração ("CBMM") since 2015; a member of the board of directors of Ambev since 2021.
He was the CEO of Abril Comunicações S.A. from 2011 to 2014; chairman of the board of directors of Banco Santander (Brazil) S.A. in 2011; CEO of Banco Santander S.A. from 2008 to 2010; and CEO of Banco ABNAMRO/Real S.A. from 1996 to 2008.
He also served as chairman of the board of directors of Fundação OSESP from 2012 to 2019 and a member of the board of directors of Centro de Liderança Publica ("CLP") from 2010 to 2023, and has been a board member of UN Foundation, U.S., since 2011 and a member of the board of directors of Instituto Empreender Endeavor from 2012 to 2019.
He holds a bachelor's degree in Business Administration from FGV, São Paulo, Brazil and a master's degree in Business Administration from the Institute for Management Development ("IMD"), Lausanne, Switzerland.

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	27 - Independent Board of Directors (Effective)	06/01/2023	Yes	07/01/2015

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: FLÁVIO AUGUSTO AGUIAR DE SOUZA **Taxpayer ID (CPF):** 747.438.136-20 **Profession:** Business Administrator **Date of birth:** 03/27/1970

Profissional experience: Flávio Augusto Aguiar de Souza, a member of the Partners Program and has been an officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division. He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments, having served as executive commercial banking officer, global head of Wealth Management & Services, Global Head of Private Banking and CEO of Banco Itaú International in Miami, U.S. He also served as a member of the board of directors of Itaú International and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018.
Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA") from 2015 to 2019.
He holds a bachelor's degree in business administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in finance from the Fundação Dom Cabral, São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	03/02/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: FREDERICO TRAJANO INÁCIO RODRIGUES **Taxpayer ID (CPF):** 253.929.608-47 **Profession:** Business Administrator **Date of birth:** 03/25/1976

Profissional experience: Frederico Trajano Inácio Rodrigues (independent member) has been a member of our board of directors since 2020.
He has been the CEO of Magazine Luiza S.A. since 2016, having been an executive sales and marketing officer from 2010 to 2015, and a commercial officer. He was also in charge of the marketing office from 2004 to 2010. He started his career in 2000, being responsible for the E-Commerce department. He has been an effective member of the board of directors of Luizaseg Seguros S.A. since 2005 and has worked in the retail and consumer goods departments at Deutsche Bank Securities from 1998 to 1999.
He holds a bachelor's degree in Business Administration from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, California, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	27 - Independent Board of Directors (Effective)	06/01/2023	Yes	07/07/2020

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: GILBERTO FRUSSA **Taxpayer ID (CPF):** 127.235.568-32 **Profession:** Lawyer **Date of birth:** 10/20/1966

Profissional experience: Gilberto Frussa has been a member of the Fiscal Council at the Itaú Unibanco Group since July 2022. He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department from 2017 to 2021; Legal Officer for Products and Business – Retail Business from 2015 to 2017 and Legal Officer at Banco Itaú BBA S.A. from 2006 to 2015, where he also served as a lawyer from 1995 to 2006.
Has been an external member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January 2022.
Mr. Frussa was also a partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen Advogados, responsible for the banking law department from 1993 to 1995. He also worked as a lawyer at Banco BBA-Creditanstalt S.A. from 1989 to 1993 and as a Law trainee and legal assistant from 1986 to 1989 at Pinheiro Neto Advogados.
Mr. Frussa was also a full advisor of the Conselho de Recursos do Sistema Financeiro Nacional ("CRSFN") from 2000 to 2003 and from 2011 to 2013. He was also chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA") from 2012 to 2015. Additionally, he was an advisor at Fundação Itaú Unibanco Previdência Complementar from 2017 to 2021. He has been an alternate member of the Committee for Evaluation and Selection of the Conselho de Recursos do Sistema Financeiro Nacional since 2018, and an associate of Instituto Brasileiro de Governança Corporativa ("IBGC") since 2021.
He holds a bachelor's degree in Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Fiscal Council - Effective	04/25/2023	Annual	40 - President C.F.Elect for Controller	06/01/2023	Yes	07/01/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: IGOR BARENBOIM **Taxpayer ID (CPF):** 089.542.617-01 **Profession:** Economist **Date of birth:** 08/04/1982

Profissional experience: Igor Barenboim has been a member of the Fiscal Council at the Itaú Unibanco Group since 2023. Serves as the COO and Strategist at Reach Capital, São Paulo, since 2021.
He was also superintendent officer at SESI/SENAI from 2017 to 2021; Deputy Secretary to Economic Policy at the Ministry of Finance from 2015 to 2016; Planning and Support Superintendent for Treasury Management at Itaú Unibanco S.A. from 2013 to 2014; Vice President of Capital Management at the treasury department of Banco Itaú BBA from 2011 to 2012; Senior Advisor of the Finance Department of the State of São Paulo in 2011; Undersecretary of Administration of the City of Rio de Janeiro from 2009 to 2010 and Founding Member and Economist at Gávea Investimentos from 2003 to 2005.
Mr. Barenboim was a member of the board of directors of Senai in 2017; chairman of the Supervisory Council of Banco do Brasil Banco de Investimentos in 2015; member of the board of directors of FINEP in 2015; member of the steering board of the Fundo Nacional de Desenvolvimento Científico (National Scientific and Technological Development Fund - FNDCT) in 2015; member of the Joint Commission of the Defense Industry in 2015; member of the interministerial committee on machinery and equipment security in 2015; member of the supervisory council of Companhia de Docas de São Sebastião in 2011; member of the board of directors of Instituto da Previdência (Social Security Institute) of the municipal government of Rio de Janeiro (PREVI-RIO) from 2009 to 2010 and member of the board of directors of the Empresa de Informática (IT Company) of the municipal government of Rio de Janeiro in 2010.
He holds a bachelor's degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro ("PUC-RJ"), São Paulo, Brazil and Ph.D. and Master's degrees in Economics from the Harvard University, Cambridge, Massachusetts, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Fiscal Council - Effective	04/25/2023	Annual	44 - C.F.(Effective) Elected by Preferred	06/01/2023	No	06/01/2023

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: JOÃO COSTA **Taxpayer ID (CPF):** 476.511.728-68 **Profession:** Economist **Date of birth:** 08/10/1950

Profissional experience: João Costa has been an alternate member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including managing director from 1997 to 2008.
He has been an alternate member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021.
He was an effective member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo from 1997 to 2008.
He holds a bachelor's degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Fiscal Council - Effective	04/25/2023	Annual	46 - C.F.(Suplent) Elect for Controller	06/01/2023	Yes	07/10/2009

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: JOÃO MOREIRA SALLES **Taxpayer ID (CPF):** 295.520.008-58 **Profession:** Economist **Date of birth:** 04/11/1981

Profissional experience: João Moreira Salles (non-executive member) has been a member of our board of directors since 2017. He has held several positions at the Itaú Unibanco Group, including officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, where he was a member of the board of directors from 2015 to 2018.
He is currently an officer of Brasil Warrant Administração de Bens e Empresas S.A. ("BWSA"), and CEO of BW Gestão de Investimentos ("BWGI"). He has also been a Director of Verallia, a glass packaging company listed on Euronext Paris since 2019, as well as a Director of Alpargatas S.A., where he also serves as member of its finance committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, in New York, U.S.
He holds a bachelor's degree in Economics from INSPER, São Paulo, Brazil, a master's degree in Economics and also in Finance, both from Columbia University, GSAS, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	29 - Other Directors - Non-Executive Director	06/01/2023	Yes	06/01/2017

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: JOSÉ GERALDO FRANCO ORTIZ JUNIOR **Taxpayer ID (CPF):** 290.270.568-97 **Profession:** Lawyer **Date of birth:** 11/23/1980

Profissional experience: José Geraldo Franco Ortiz Junior, a member of the Partners Program and has been our officer since 2021. He is currently responsible for the Corporate Compliance and Money Laundering Prevention departments. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: legal assistant from 2003 to 2004; lawyer from 2004 to 2006; senior lawyer from 2006 to 2008; legal manager from 2009 to 2013, and legal superintendent from 2013 to 2020.
He also worked as non-US legal intern at the law firm Jones Day in New York in 2009 and as an intern at IBM Brasil from 2001 to 2003.
He holds a bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil, and a master's degree (LL.M) from the Columbia University Law School, New York, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	03/02/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: JOSÉ VIRGILIO VITA NETO **Taxpayer ID (CPF):** 223.403.628-30 **Profession:** Lawyer **Date of birth:** 09/13/1978

Profissional experience: José Virgilio Vita Neto, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. He joined the Itaú Unibanco Group in 2000 as a lawyer and was elected officer in 2011.
He is also an executive officer at FEBRABAN.
He holds a bachelor's degree in Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil; Master's degree in contracts law from the Universidad de Salamanca, Spain, a Ph.D. in contracts law from the Universidade de São Paulo ("USP") São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	04/13/2015

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: LINEU CARLOS FERRAZ DE ANDRADE **Taxpayer ID (CPF):** 105.260.778-08 **Profession:** Business Administrator **Date of birth:** 12/11/1972

Profissional experience: Lineu Carlos Ferraz de Andrade has been our officer since 2014. He is currently responsible for Consortia, Vehicle, Real Estate Loan, Payroll Loan, Logistics and Credit Card operations. He has held several positions at the Itaú Unibanco Group, including Head of Foreign Exchange and Foreign Trade Products from 2013 to 2014; Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013; Head of Foreign Exchange and Foreign Trade Operations from 2005 to 2011 and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems from 2001 to 2004.
He holds a bachelor's degree in computer sciences from the Faculdades Associadas de São Paulo ("FASP"), São Paulo, Brazil; an MBA from the Universidade de São Paulo ("USP"), São Paulo, Brazil; a master's degree in foreign trade and banking from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil; a Specialization in Strategic People Management from the Fundação Dom Cabral, São Paulo, Brazil; an Post MBA from the Fundação Instituto de Administração ("FIA"), São Paulo, Brazil and Risk Management from the Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	10/03/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: LUCIANA NICOLA SCHENEIDER **Taxpayer ID (CPF):** 270.049.978-63 **Profession:** bank clerk **Date of birth:** 12/27/1977

Profissional experience: Luciana Nicola Schneider, a member of the Partners Program, has been an officer at the Itaú Unibanco Group since 2022. She is currently responsible for the Investor Relations and Sustainability departments. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021 and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. from 1997 to 2004.
She was also a member of the steering committee from 2005 to 2007 at Associação Junior Achievement of the São Paulo State.
She holds a bachelor's degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil and in Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	03/25/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: MAIRA BLINI DE CARVALHO **Taxpayer ID (CPF):** 327.908.828-35 **Profession:** Lawyer **Date of birth:** 03/14//1984

Profissional experience: Maira Blini de Carvalho, a member of the Partners Program and has been our officer since 2022. She is currently responsible for the advisory legal service of the Retail Banking department, including secured business, insurance, means of payment and new technologies, and the legal matters related to contracts, data, intellectual property, marketing, equity, third sector and the government segment. She has held several positions at the Itaú Unibanco Group, including Legal Superintendent from 2017 to 2022; Legal Manager from 2014 to 2017; Legal Coordinator from 2013 to 2014 and Legal Specialist Lawyer from 2012 to 2013.
She also worked as a foreign associate in 2010 at White & Case LLP, in New York, in the M&A and securities practices; and as a lawyer at Grupo JBS from 2007 to 2009. She also worked as an intern from 2003 to 2007 at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios.
She holds a bachelor's degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a master's degree in International Business and Economic Law from Georgetown University Law Center, Washington, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	03/15/2023

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: MARIA HELENA DOS SANTOS FERNANDES DESANTANA **Taxpayer ID (CPF):** 036.221.618-50 **Profession:** Economist **Date of birth:** 06/23/1959

Profissional experience: Maria Helena dos Santos Fernandes de Santana (independent member) has been a member of our board of directors since 2021 and chairwoman of our Audit Committee since 2023. She was a member of the Audit Committee between 2014 to 2020 and 2022 to 2023.
She has been a member of the board of directors and chairwoman of the audit committee at CI&T Inc.; and a member of the board of directors at Fortbras S.A.
She was a member of the board of directors from 2018 to 2019, and the chairwoman of the audit committee at XP Inc. between 2019 and 2021, having previously served as the chairwoman of the audit committee at XP Investimentos S.A. from 2018 to 2019. She served as member of the board of directors and coordinator of the people, appointment and governance committee at Oi S.A. from 2018 to 2023; a member of the board of directors at Bolsas y Mercados Españoles ("BME") from 2016 to 2020; a member of the board of trustees at the IFRS Foundation from 2014 to 2019; a member of the board of directors and chairwoman of the corporate governance committee at Companhia Brasileira de Distribuição S.A. from 2013 to 2017; a member of the board of directors and audit committee coordinator at Totvs S.A. from 2013 to 2017; a member of the board of directors at CPFL Energia S.A. from 2013 to 2015; chairwoman from 2007 to 2012; and officer from 2006 to 2007 of the Brazilian Securities and Exchange Commission ("CVM"). She represented CVM on the Financial Stability Board ("FSB") from 2009 to 2012.
She was chairwoman of the executive committee at the International Organization of Securities Commissions ("IOSCO") from 2011 to 2012, and also a member of the International Integrated Reporting Committee ("IIRC") in the same period.
She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) from 1994 to 2006, where she was responsible for the implementation of the Novo Mercado and other corporate governance segments.
She was vice chairman of the Instituto Brasileiro de Governança Corporativa ("IBGC") from 2004 to 2006, having been a member of its board of directors between 2001 and 2006. She has been a member of the Latin-American Roundtable on Corporate Governance ("OECD") since 2000.
She holds a bachelor's degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo ("FEA-USP") São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	27 - Independent Board of Directors (Effective)	06/01/2023	Yes	06/15/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: MARINA FAGUNDES BELLINI **Taxpayer ID (CPF):** 173.837.768-79 **Profession:** Economist **Date of birth:** 06/22/1973

Profissional experience: Marina Fagundes Bellini, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Operations and Customer Services, Equity and Purchase of Assets departments.
She served as a global officer for technology, digital and shared service center from 2019 to 2022 and as a global CIO and officer for digital transformation in 2018 at BAT, a multinational company headquartered in England, and was also CIO at Pepsico Latin America and CIO and CMO at Pepsico Global, U.S. from 2015 to 2018.
Ms. Bellini served as an officer for integration, technology & shared services in México from 2013 to 2015; global CIO and officer for global shared services from 2009 to 2013; CIO and officer for shared services in Western Europe from 2007 to 2009; officer for shared services in Europe in 2006; and global officer for shared services from 2004 to 2005 and officer for shared services in Latin America from 2002 to 2004 at Anheuser-Busch Inbev and AmBev. She has also worked as senior consultant at PwC from 1995 to 2002.
She holds a bachelor's degree in economics from the Universidade de Campinas ("UNICAMP"), São Paulo, Brazil; a specialization course in business administration from the CEAG at the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, a specialization in consumer connections from the Universidade de Stanford, California, U.S. She also participated in an executive program carried out by the Singularity University, California, U.S. and a High Performance Leadership course from the Institute for Management Development (IMD), Lausanne, Switzerland.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	03/15/2023

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: MÁRIO NEWTON NAZARETH MIGUEL **Taxpayer ID (CPF):** 216.756.218-70 **Profession:** Business Administrator **Date of birth:** 12/22/1979

Profissional experience: Mário Newton Nazareth Miguel, a member of the Partners Program and has been our officer since 2021. He is currently responsible for the Receivables Information System department and the forwarding to the Central Bank of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Digital Business Manager (Cards) from 2013 to 2016; Electronic and Physical Channels Manager (Cards) from 2010 to 2013 and Project Expert (Cards) from 2008 to 2010.

He also worked as a product manager from 2007 to 2008 at Banco ABN AMRO Real; as a marketing expert from 2005 to 2007 and client relations analyst from 2004 to 2005 at Claro S.A. and business analyst from 1998 to 2003 at Tess S.A.

He holds a bachelor's degree in business administration from the Universidade Paulista, São Paulo, Brazil; a postgraduate degree in economics from the Universidade de Campinas, São Paulo, Brazil; an MBA in Business from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil; an MBA (International Module) from the Ohio University, Ohio, U.S.; specialization in Executive Leadership from the Fundação Dom Cabral, São Paulo, Brazil and a Postgraduate degree in Positive Psychology from the PUC-RS.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	10/03/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: MATIAS GRANATA **Taxpayer ID (CPF):** 228.724.568-56 **Profession:** Economist **Date of birth:** 06/17/1974

Profissional experience: Matias Granata, a partner, has been an officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including officer from 2014 to 2021, being responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks departments.
He holds a bachelor's degree in economics from the Universidad de Buenos Aires ("UBA"), Buenos Aires, Argentina, a postgraduate degree in economics from the Universidad Torcuato Di Tella ("UTDT"), Buenos Aires, Argentina, and a master's degree in international economic policy from the University of Warwick, British Chevening Scholarship, United Kingdom.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	03/02/2021

Type of Conviction	Description of the conviction
N/A	

Name: MILTON MALUHY FILHO **Taxpayer ID (CPF):** 252.026.488-80 **Profession:** Business Administrator **Date of birth:** 06/08/1976

Profissional experience: Milton Maluhy Filho, a partner, has been a chief executive officer since 2021, having served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007.
He holds a bachelor's degree in Business Administration.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers (member of the Executive Committee)	04/27/2023	Annual	10 - Chief Executive Officer	06/01/2023	No	01/03/2019

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: PAULO SERGIO MIRON **Taxpayer ID (CPF):** 076.444.278-30 **Profession:** Accountant **Date of birth:** 07/26/1966

Profissional experience: Paulo Sergio Miron, a member of the Partners Program and has been the officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a member of the fiscal council at the Fundação Maria Cecilia Souto Vidigal, of the fiscal council at Instituto Lemann and of the fiscal council at the Fundação Nova Escola, and a Coordinator of the audit committee at Zup Tecnologia. He has served as a financial specialist at the audit committee of Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PwC - Brazil from 1996 to 2014 responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), Brazil and both the government services and the banking departments. He also coordinated the PwC Brazil's department of training at financial institutions for over ten years and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues. He holds a bachelor's degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	07/01/2015

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: PEDRO LUIZ BODIN DE MORAES **Taxpayer ID (CPF):** 548.346.867-87 **Profession:** Economist **Date of birth:** 07/13/1956

Profissional experience: Pedro Luiz Bodin de Moraes (independent member) has been a member of our board of directors since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an officer from 2002 to 2003; a partner from 2005 to 2014, at Icatu Holding S.A.; and an officer and a partner at Banco Icatu S.A. from 1993 to 2002. He also served as a monetary policy officer at the Banco Central do Brasil from 1991 to 1992, and as an officer at Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") from 1990 to 1991. He holds a bachelor's and master's degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro ("PUC-RJ"), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology ("MIT"), Cambridge, Massachusetts, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	27 - Independent Board of Directors (Effective)	06/01/2023	Yes	11/28/2008

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: PEDRO MOREIRA SALLES **Taxpayer ID (CPF):** 551.222.567-72 **Profession:** banker **Date of birth:** 10/20/1959

Profissional experience: Pedro Moreira Salles (non-executive co-chairman) has been a co-chairman of our board of directors since 2017, the chairman of our board of directors from 2009 to 2017, and our executive vice president from 2008 to 2009. He has held several positions at Itaú Unibanco Group, including chief executive officer ("CEO") from 2004 to 2008. He is the chairman of the board of directors of Instituto Unibanco; and a member of the board of directors of Companhia Brasileira de Metalurgia e Mineração ("CBMM"), Alpargatas S.A. and of the steering board Fundação Osesp. He is also a member of the Instituto de Ensino e Pesquisa ("INSPER") board of associates. He holds a bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles ("UCLA"), U.S. He holds a master's degree in International Relations from Yale University U.S., and has attended the OPM – Owner/President Management Program at Harvard University, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	29 - Other Directors - Non-executive Co-Chairman	06/01/2023	Yes	11/28/2008

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: PEDRO PAULO GIUBBINA LORENZINI **Taxpayer ID (CPF):** 103.594.548-79 **Profession:** Business Administrator **Date of birth:** 04/02/1968

Profissional experience: Pedro Paulo Giubbina Lorenzini, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for our operations in South America (Argentina, Paraguay, Uruguay, Chile and Colombia). He is a member of the board of directors and a member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (two-year period 2021/2023). Mr. Lorenzini serves as executive committee member, responsible for the Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after having built his career in the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Management and Controllership departments. He was chairman of the Treasury Committee from 2010 to 2013 and Citibank's representative at the board of executive officers of Federação Brasileira de Bancos ("FEBRABAN") from 2013 to 2021, and chairman of the Treasury Committee from 2010 to 2012 and vice president from 2010 to 2021 of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais ("ANBIMA"). He holds a bachelor's degree in Business Administration from Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil..

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	05/03/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: REINALDO GUERREIRO **Taxpayer ID (CPF):** 503.946.658-72 **Profession:** Accountant **Date of birth:** 02/10/1953

Profissional experience: Reinaldo Guerreiro has been an alternate member of the Fiscal Council of the Itaú Unibanco Group since 2017. He has been a member of the Board of Directors from 2007 to 2021, an independent member of the Audit Committee from 2007 to 2017 of Cia. de Saneamento Básico do Estado de São Paulo (SABESP); and a member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro has been the chairman of the Audit Committee of Petrobrás Gas S.A. (GASPETRO) from 2018 to 2021 and was a member of the Board of Directors from 2016 to 2018 and a member of the Financial and Risks Committee from 2016 to 2018 of Petrobrás Distribuidora S.A., and a member of the Strategic Committee of Petróleo Brasileiro S.A. from 2016 to 2018. He is also the chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a full professor of FEA-USP; he was the head of the Accounting Department in two terms, director from 2010 to 2014, and vice head of the Accounting and Actuarial Science Department of Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) from 2019 to 2021. He holds a bachelor's degree in Accounting, a Master's degree and a Ph.D. in Controllership and Accounting, and Habilitation degree ("livre-docência") in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Fiscal Council - Effective	04/25/2023	Annual	46 - C.F.(Suplent) Elect for Controller	06/01/2023	Yes	06/01/2017

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RENATO BARBOSA DO NASCIMENTO **Taxpayer ID (CPF):** 161.373.518-90 **Profession:** Accountant **Date of birth:** 10/28/1971

Profissional experience: Renato Barbosa do Nascimento, a member of the Partners Program and has been an officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, crime prevention, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units. Over his 26-year career at PwC, he has held several positions, including audit partner from 2009 to 2017, where his main responsibility was to lead eternal audit work for financial institutions located in Brazil and abroad. From 2014 to 2017, he took part in a three-year professional exchange program at PwC in Mexico City, as audit partner, leading the performance of external audit work for subsidiaries of international financial institutions in Mexico. From 2009 to 2014, he was responsible for monitoring the external audit work performed by PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. From 2006 to 2008, he took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in the United Kingdom, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards ("IFRS"), Sarbanes Oxley ("Sox") rules and policies issued by the Public Company Accounting Oversight Board ("PCAOB"). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds a bachelor's degrees in accounting and in business administration, both from the Universidade Paulista, São Paulo, Brazil and an MBA from Fundação Getulio Vargas ("FGV"), São Paulo, Brazil. In 2021, he completed the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	11/06/2017

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RENATO DA SILVA CARVALHO **Taxpayer ID (CPF):** 033.810.967-61 **Profession:** Engineer **Date of birth:** 11/02/1974

Profissional experience: Renato da Silva Carvalho, a member of the Partners Program and has been our officer since 2020. He is currently responsible for the Wholesale Banking's Financial Planning department. He has held several positions at the Itaú Unibanco Group, including Retail Banking Financial Planning Officer, Finance Superintendent, Wholesale Banking from 2017 to 2020 and Market and Liquidity Risk Superintendent/Manager from 2010 to 2017. He worked as an investment market risk associate director from 2008 to 2010 at Fidelity International LTD (London, United Kingdom), market risk associate director from 2006 to 2008 at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst from 1998 to 2006 at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a bachelor's degree in production engineering from Universidade Federal do Rio de Janeiro ("UFRJ"), Rio de Janeiro, Brazil; an executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais ("IBMEC"), Brazil; an MBA in system analysis, project and management from Pontifícia Universidade Católica do Rio de Janeiro ("PUC-RJ"), Rio de Janeiro, Brazil; and a M.Sc.in production engineering from Universidade Federal do Rio de Janeiro ("UFRJ"), Rio de Janeiro, Brazil. He has also attended the executive program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager ("PRM") by the Professional Risk Management International Association ("PRMIA") and a Financial Risk Manager ("FRM") by the Global Association of Risk Professionals ("GARP").

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	10/01/2020

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RENATO LULIA JACOB **Taxpayer ID (CPF):** 118.058.578-00 **Profession:** Bank clerk **Date of birth:** 05/10/1974

Profissional experience: Renato Lulia Jacob, has been a partner and our officer, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a member of the disclosure and trading committee since 2019, having served as its chairman since 2020. He has been at the Itaú Unibanco Group for 21 years, having held several positions, including: CEO and member of the board of directors at Itau BBA International plc, in the United Kingdom; member of the boards of directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020; managing director of Banco Itau Argentina S.A. from 2006 to 2010; and a managing director, Head of CIB Europe from 2011 to 2015. He has been an independent member of the board of the Royal Institution of Great Britain, United Kingdom. He holds a bachelor's degree in civil engineering from the Universidade de São Paulo ("USP"), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	12/14/2020

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RENE GUIMARÃES ANDRICH **Taxpayer ID (CPF):** 709.926.659-49 **Profession:** Accountant **Date of birth:** 08/04/1971

Profissional experience: Rene Guimarães Andrich has been an alternate member of the Fiscal Council of the Itaú Unibanco Group since 2020. He is currently the Global Head of Internal Audit at Tupy S.A. and independent member of the Integrity Committee of Petrobrás Transportes S.A. (TRANSPETRO). He works as a professor, mentor, and Instructor in courses related to Auditing and Controls issues. He was head of Internal Audit Latin America at Electrolux do Brasil S.A.; external auditor at Ernst & Young; chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and Hospital de Clínicas de Porto Alegre (HCPA); and member of the Audit Committees of Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU). He has the certifications CCA+ - Experienced Board Member Certificate (IBGC); CCF – Supervisory Board Member Certificate (IBGC) and CCoAud - Experienced Audit Committee Member Certificate (IBGC); CIA - Certified Internal Auditor (The IIA); CRMA - Certified Risk Management Assurance (The IIA); CCSA - Certificate in Control Self-Assessment (The IIA); QA - Accreditation in QA Assessment/Validation (The IIA); and Regional Accounting Council (CRC/PR). He is a doctoral candidate in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil; and he holds a Master in Business Administration from Pontifícia Universidade Católica do Paraná ("PUC-PR"), Curitiba, Brazil; a post-graduate degree in Controllership from Fundação Getulio Vargas ("FGV"), Rio de Janeiro, Brazil; and a Bachelor's Degree in Accounting from FAE Business School, Curitiba, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Fiscal Council - Effective	04/25/2023	Annual	47 - C.F.(Alternate)Elected by preferentialists	06/01/2023	No	07/07/2020

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RICARDO RIBEIRO MANDACARU GUERRA **Taxpayer ID (CPF):** 176.040.328-85 **Profession:** Engineer **Date of birth:** 08/28/1970

Profissional experience: Ricardo Ribeiro Mandacaru Guerra, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2021, being responsible for the technology department in the position of CIO since 2015. He joined the Itaú Unibanco Group in 1993 as a system analyst, and has held several positions since then, including executive officer from 2014 to 2021, channels officer from 2008 to 2014; financing products superintendent (individuals) from 2007 to 2008; credit policies superintendent from 2006 to 2007; electronic channels management superintendent from 2002 to 2006, and internet project leader from 1996 to 2000. He holds a Bachelor's degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	03/02/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RICARDO VILLELA MARINO **Taxpayer ID (CPF):** 252.398.288-90 **Profession:** Engineer **Date of birth:** 01/28/1974

Profissional experience: Ricardo Villela Marino (non-executive vice-chairman) has been vice-chairman of our board of directors since 2020. He was also, a member of our board of directors from 2008 to 2020 and has been the chairman of our Latin America Strategic Council since 2018. He has held several positions in the Itaú Unibanco Group since 2002, including Vice President from 2010 to 2018. He has also been an alternate member of the board of directors of Itaúsa S.A. since 2011; a member of the Strategy and New Business Committee since 2021; a member of the Sustainability Council since 2019; and he was a member of the Investment Policies Committee from 2008 to 2011; an alternate member of the board of directors of Dexco S.A. since 2009; an alternate member of the board of directors of Itautec S.A. from 2009 to 2019 and an alternate member of the board of directors of Elekeiroz S.A. from 2009 to 2018. He holds a bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil and a master's degree in Business Administration from MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	21 - Non-executive Vice President of the Board of Directors	06/01/2023	Yes	11/28/2008

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ROBERTO EGYDIO SETUBAL **Taxpayer ID (CPF):** 007.738.228-52 **Profession:** Engineer **Date of birth:** 10/13/1954

Profissional experience: Roberto Egydio Setubal (non-executive co-chairman) has been a co-chairman of our board of directors since 2017. He began his career at Banco Itaú in 1980, having held several positions until he was appointed in 1994 to preside over the institution, holding this position until April 2008, when he became CEO of Itaú Unibanco until 2017. Between 1994 and 2020 he was a member of the board of the International Monetary Conference, having chaired the 2015 Conference. From 1997 to 2000, he was president of the Federação Brasileira de Bancos ("FEBRABAN") and from 2011 to 2017 he was chairman of the Board of Directors of that institution. He was a member of the board of directors of the Institute of International Finance ("IIF"), having held the position of acted as vice-chairman from 2003 to 2014. From 2002 to 2008, Mr. Setubal was a member of the international advisory committee of the Federal Reserve Bank of New York. In 2011, he was recognized as the "Banker of the Year" by Euromoney magazine. He was a member of the board of directors of Petrobras between 2000 and 2002 and sat on the board of directors of Shell from 2017 to 2020. Since 1994 he has been a member of Itaúsa's board of directors, currently holding the position of vice-chairman. He is also a member of the board of directors of CCR S.A., Fundação para Educação e Cultura and the Centro de Lideranças Públicas ("CLP"). He holds a bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil, and a Master of Science in Engineering from the Stanford University, California, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of Directors - Effective	04/25/2023	Annual	29 - Other Directors - Non-executive Co-Chairman	06/01/2023	Yes	11/28/2008

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RUBENS FOGLI NETTO **Taxpayer ID (CPF):** 255.989.658-36 **Profession:** Business Administrator **Date of birth:** 06/06/1978

Profissional experience: Rubens Fogli Netto, a member of the Partners Program and has been our officer since 2015. He is currently responsible for the Card Office department. He has held several positions at the Itaú Unibanco Group, having served as Digital Business Officer – Cards and Rede from 2017 to 2019; Product Officer – Cards from 2015 to 2017; Digital Business Superintendent from 2012 to 2017; and Business and Product Superintendent – FIC from 2005 to 2012. Mr. Fogli Netto is also a member of the board of directors at several companies of the Itaú Unibanco Group. Mr. Fogli Netto has worked at important companies in the markets they operate, such as Citibank from 2002 to 2005, Credicard from 2001 to 2002 and Banco CCF Brasil from 1998 to 2001. He holds a bachelor's degree in business administration from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil; an Executive MBA from the Instituto Brasileiro de Mercado de Capitais ("IBMEC"), São Paulo, Brazil; attended the Leadership Transition program from the INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from the MIT Sloan, Cambridge, Massachusetts, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	10/03/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: SERGIO GUILLINET FAJERMAN **Taxpayer ID (CPF):** 018.518.957-10 **Profession:** Economist **Date of birth:** 03/26/1972

Profissional experience: Sergio Guillinet Fajerman, a member of the Partners Program, and has been an officer, member of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the personnel department. He has held several positions at the Itaú Unibanco Group, including executive officer from 2017 to 2021 and corporate personnel management officer and personnel officer for the Wholesale Banking Office from 2010 to 2017. He holds a bachelor's degree in economics from Universidade Federal do Rio de Janeiro ("UFRJ"), Rio de Janeiro, Brazil; an MBA in corporate finance from Instituto Brasileiro de Mercado de Capitais ("IBMEC"), Brazil; an MBA from INSEAD, Fontainebleau, France. He has also attended the Advanced Human Resources Executive Program at the University of Michigan, Michigan, U.S.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer (member of the Executive Committee)	06/01/2023	No	03/02/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: TATIANA GRECCO **Taxpayer ID (CPF):** 167.629.258-63 **Profession:** Technologist in Civil Engineering

.

Date of birth: 08/31/1973

Profissional experience: Tatiana Grecco, a member of the Partners Program and has been an officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital Markets and Liquidity Risk departments. She has been working in the financial and capital markets field since 1994, when she joined the Capital Markets department. She has built a solid and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors' portfolios. In 1998, she became a fund portfolio manager at Itaú Asset Management. After that, she worked as a senior portfolio manager of fixed income and technical provision portfolios for five years. She later became the Superintendent of technical provision portfolio management. In 2009, she started the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF committee and the ESG Workgroup at ANBIMA for several years. She was also vice president of the Fixed Income and multimarket funds committee at the same association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the conglomerate's capital management. She holds a bachelor's degree in Civil Construction with a major in Technology from the Universidade Estadual Paulista ("UNESP"), São Paulo, Brazil, a postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais ("IBMEC"), Brazil, a master's degree in Business Administration from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She is also a Certified Financial Planner ("CFP") since 2009 and is an Asset Manager certified by ANBIMA ("CGA").

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officera	06/01/2023	No	06/01/2017

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: TERESA CRISTINA ATHAYDE MARCONDES FONTES **Taxpayer ID (CPF):** 307.447.828-48 **Profession:** Lawyer **Date of birth:** 08/28/1982

Profissional experience: Teresa Cristina Athayde Marcondes Fontes, a member of the Partners Program and joined the Itaú Unibanco Group in 2003. She worked until 2017 in the legal advisory to institutional and business departments and, afterwards she was responsible for the Conglomerate's Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies from 2017 to 2019. She was elected officer in 2020 and has been responsible for the Civil and Retail Litigation Office. She holds a bachelor's degree in Law from Faculdade de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil; a postgraduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and she has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil.

Management body:

Management body	Date of election	Term of office	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Date of beginning of first term
Board of executive officers	04/27/2023	Annual	19 - Others Officers - Officer	06/01/2023	No	12/31/2020

Conviction:

Type of Conviction	Description of the conviction
N/A	

7.4 Composition of committees

Name: ALEXANDRE DE BARROS **Taxpayer ID (CPF):** 040.036.688-63 **Profession:** Engineer **Date of birth:** 09/06/1956

Profissional experience: Alexandre de Barros (independent member) has been a member of our audit committee since 2021. He has held several positions at the Itaú Unibanco Group, including executive vice president of the Technology Department from 2011 to 2015, executive officer from 2005 to 2010, senior managing officer from 2004 to 2005, and managing officer from 1994 to 2004. He has been an alternate member of Duratex's board of directors since 2020 and chairman of the IT and digital innovation committee since 2020, having been a specialist member since 2017 and a member of the board of directors since 2015 at Diagnósticos da América S.A. ("DASA"). He was a member of the board of directors of Serasa S.A. from 2003 to 2007, where he also served as the chairman from 2006 to 2007. He holds a bachelor's degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica ("ITA"), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Committee member (effective)	06/01/2023	Annual		04/27/2023	No	06/16/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name:	ALEXSANDRO BROEDEL	Taxpayer ID (CPF):	031.212.717-09	Profession:	Accountant	Date of birth:	10/05/1974

Profissional experience: Alexsandro Broedel, a member of the Partners Program and has been our CFO since 2021 and held the position of group executive finance officer from 2015 to 2020 and head of investor relations department from 2017 to 2020. He joined the Itaú Unibanco Group in 2012 as the finance and control officer. He has previously served as an officer of the Comissão de Valores Mobiliários ("CVM"). He is a full professor at the University of Sao Paulo, Trustee of the IFRS Foundation and member of the board of directors of the Value Reporting Foundation. He holds a bachelor's degrees in Accounting and Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Disclosure and Trading Committee	04/27/2023	No	04/24/2014

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ALFREDO EGYDIO SETUBAL **Taxpayer ID (CPF):** 014.414.218-07 **Profession:** Business Administrator **Date of birth:** 09/01/1958

Profissional experience: Alfredo Egydio Setubal (non-executive member) has been the CEO and Investor Relations Officer at taúsa S.A. since 2015 and member of board of directors since 2008. He has been the chairman of the board of directors of Dexco S.A. since 2021 and a member of this board since April 2015, a member of the board of directors of Itaú Unibanco since 2007 of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He has been a member of the superior guidance, nomination and ethics committee of the Instituto Brasileiro de Relações com Investidores ("IBRI") since 2010, having been chairman of the Board of directors from 2000 to 2003. From 2003 to 2008, he was president of the Brazilian Association of Investment Banks (Associação Nacional dos Bancos de Investimentos) and from 1999 to 2017, he was a member of the board of directors of the Brazilian Association of Corporations (Associação Brasileira das Companhias Abertas – "ABRASCA"). With respect to social and cultural activities, has been the chairman of the board of trustees of Fundação Itaú para Educação e Cultura ("FIEC") and the chairman of the decision-making council of the Sao Paulo Art Museum (Museu de Arte de São Paulo – "MASP") since 2015. Mr. Setubal has also been a member of the board of directors of the Fundação Bienal de São Paulo since 2009; a member of the board of directors of the São Paulo Modern Art Museum (Museu de Arte Moderna de Sao Paulo – "MASP") and of the Contemporary Art Institute (Instituto de Arte Contemporânea – "IAC"). He holds a bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, with a specialization from INSEAD, Fontainebleau, France.

Committee:

Type of committee	Type of audit	Position held	Date of investiture	Term of office	Description of other positions held	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Disclosure and Trading Committee	04/27/2023	No	04/24/2009
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Personnel Committee	04/27/2023	No	04/29/2015
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Nomination and Corporate Governance Committee	04/27/2023	No	06/24/2009
Other Committees		Chairman of the committee	04/27/2023	Annual	Chairman of the Environmental, Social and Climate Responsibility Committee	04/27/2023	No	01/31/2019

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ÁLVARO FELIPE RIZZI RODRIGUES **Taxpayer ID (CPF):** 166.644.028-07 **Profession:** Lawyer **Date of birth:** 03/28/1977

Profissional experience: Álvaro Felipe Rizzi Rodrigues, a member of the Partners Program and has been our officer since 2014. He is currently responsible for the Legal Wholesale Banking department (investment banking, treasury, wealth management services, broker, banking products, allocated funds and onlending, international loans and foreign exchange), the tax department (advisory and litigation), the Proprietary M&A Legal Matters department and the Anti-Trust, Corporate and International Legal Matters departments. He had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments from 1998 to 2005 at Tozzini Freire Advogados. He holds a bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil. He has also completed a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Disclosure and Trading Committee	04/27/2023	No	04/28/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ANA LÚCIA DE MATTOS BARRETTO VILLELA **Taxpayer ID (CPF):** 066.530.828-06 **Profession:** Pedagogic **Date of birth:** 10/25/1973

Profissional experience: Ana Lúcia de Mattos Barretto Villela (non-executive member) has been a member of our board of directors since 2018. She has held several positions at the Itaú Unibanco Group, including member of the board of directors from 1996 to 2001. She has also been an alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; vice chairman of the board of directors of Itaúsa S.A. since 2017; a member of our personnel committee of Itaú Unibanco Group since 2018; a member of our nomination and corporate governance committee since 2018; a member of our ESG committee (formerly known as social responsibility committee) since 2019; a member of the sustainability and risks committee of Itaúsa S.A. since 2021; vice chairman of the board of trustees of Fundação Itaú para Educação e Cultura since 2020; a member of the steering council of Itaú Social since 2017; a member of the advisory board of Itaú Cultural since 1995; a member of the Executive Board of Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; founding president of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a member of the Advisory Board of Instituto Brincante since 2001 and Fellow Ashoka since 2010. Since 2018, she has been the first representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions designed to encourage the development of new technologies that may help solve some of mankind's major challenges. Ms. Villela is a board member of Participant, an organization founded by social entrepreneur Jeff Skoll, and a leader in media and entertainment that inspires and engages the audience for social change; and she is also a member of the advisory board of the Stanford Down Syndrome Research Center since January 2022, and the advisory board of UCLA Lab School since May 2022. She was a member of the advisory board of Akatu Institute from 2013 to 2017; a member of the advisory board of the Fairplay organization from 2015 to 2017; and a member of the advisory board of Conectas from 2003 to 2018, a member of Dexco's Sustainability Committee from 2015 to 2018 and an alternate member of Dexco's Board of Directors from 2018 to 2020. She holds a bachelor's degree in Teaching with major in School Administration and a master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil and took graduate studies in Business Administration courses at the Fundação Armando Álvares Penteado ("FAAP"), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil (incomplete).

Committee:

Type of committee	Type of audit	Position held	Date of investiture	Term of office	Description of other positions held	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Personnel Committee	04/27/2023	No	04/26/2018
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Nomination and Corporate Governance Committee	04/27/2023	No	04/26/2018
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Environmental, Social and Climate Responsibility Committee	04/27/2023	No	01/31/2019

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: CANDIDO BOTELHO BRACHER **Taxpayer ID (CPF):** 039.690.188-38 **Profession:** Business Administrator **Date of birth:** 12/05/1958

Profissional experience: Candido Botelho Bracher (non-executive member) has been a member of our board of directors since 2021. He has held several positions at Itaú Unibanco Group, including CEO from 2017 to 2021, Wholesale Banking Senior Vice President ("Diretor Geral") from 2015 to 2017 and Vice President from 2004 to 2015. He has been a member of the board of directors of Mastercard Inc. since 2021, and of Instituto Acaia. He is also a columnist for Folha de São Paulo, a Brazilian newspaper. He was a member of the board of directors of B3 S.A. – Brasil, Bolsa, Balcão from 2009 to 2014 and Pão de Açúcar – Companhia Brasileira de Distribuição from 1999 to 2013. He holds a bachelor's degree in Business Administration from the Fundação Getulio Vargas ("FGV"), São Paulo, Brazil.

Committee:

Type of committee	Type of audit	Position held	Date of investiture	Term of office	Description of other positions held	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Nomination and Corporate Governance Committee	04/27/2023	No	09/29/2022
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Capital and Risk Management Committee	04/27/2023	No	04/29/2021
Member of the Compensation Committee		Committee member (effective)	04/27/2023	Annual		04/27/2023	No	04/29/2021
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Environmental, Social and Climate Responsibility Committee	04/27/2023	No	01/31/2019

Conviction:

Type of Conviction	Description of the conviction

N/A

Name: CARLOS HENRIQUE DONEGÁ AIDAR **Taxpayer ID (CPF):** 076.630.558-96 **Profession:** Economist **Date of birth:** 10/19/1965

Profissional experience: Carlos Henrique Donegá Aidar, a Member of the Partners Program, has been an Officer since 2008 and a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate's Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate's departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor's degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees the Disclosure and Trading Committee		Committee member (effective)	04/27/2023	Annual	Member of	04/27/2023	No	04/29/2015

Conviction:

Type of Conviction	Description of the conviction

Name: CESAR NIVALDO GON **Taxpayer ID (CPF):** 154.974.508-57 **Profession:** Businessman **Date of birth:** 07/09/1971

Profissional experience: Cesar Nivaldo Gon (independent member) has been a member of our board of directors since 2022 and a member of our personnel committee since 2021. He is the founder and has been the CEO of CI&T Inc. since 1995, acting as the figurehead for topics on leadership development and digital transformation. Mr. Gon has been a member of the board of directors of Sensedia since 2012, a technology advisor to the Boticário Group since 2020, and a member of the board of directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the boards of directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston. In 2019, Mr. Gon was recognized as "Entrepreneur of the Year in Brazil" by Ernst & Young. Mr. Gon has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist. He holds a bachelor's degree in computer engineering and a master's degree in computer science from the Universidade de Campinas ("UNICAMP"), Campinas, São Paulo, Brazil.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Personnel Committee	04/27/2023	No	06/30/2022

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: FÁBIO COLLETTI BARBOSA **Taxpayer ID (CPF):** 771.733.258-20 **Profession:** Business Administrator **Date of birth:** 10/03/1954

Profissional experience: Fábio Colletti Barbosa (independent member) has been a member of our board of directors since 2015. In 2022 he took office as CEO of was Natura & Co. He has been a member of the board of directors of Companhia Brasileira de Metalurgia e Mineração ("CBMM") since 2015; a member of the board of directors of Ambev since 2021. He was the CEO of Abril Comunicações S.A. from 2011 to 2014; chairman of the board of directors of Banco Santander (Brazil) S.A. in 2011; CEO of Banco Santander S.A. from 2008 to 2010; and CEO of Banco ABNAMRO/Real S.A. from 1996 to 2008. He also served as chairman of the board of directors of Fundação OSESP from 2012 to 2019 and a member of the board of directors of Centro de Liderança Publica ("CLP") from 2010 to 2023, and has been a board member of UN Foundation, U.S., since 2011 and a member of the board of directors of Instituto Empreender Endeavor from 2012 to 2019. He holds a bachelor's degree in Business Administration from FGV, São Paulo, Brazil and a master's degree in Business Administration from the Institute for Management Development ("IMD"), Lausanne, Switzerland.

Committee:

Type of committee	Type of audit	Position held	Date of investiture	Term of office	Description of other positions held	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Personnel Committee	04/27/2023	No	04/29/2015
Other Committees		Committee member (effective)	04/27/2023	Annual	Chairman of the Related Parties Committee	04/27/2023	No	05/25/2017
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Nomination and Corporate Governance Committee	04/27/2023	No	04/29/2015
Other Committees		Chairman of the committee	04/27/2023	Annual	Member of the Strategy Committee	04/27/2023	No	04/29/2015
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Environmental, Social and Climate Responsibility Committee	04/27/2023	No	01/31/2019

Conviction:

Type of Conviction	Description of the conviction

N/A

Name: FERNANDO BARÇANTE TOSTES MALTA **Taxpayer ID (CPF):** 992.648.037-34 **Profession:** Systems Analyst **Date of birth:** 04/14/1968

Profissional experience: Fernando Barçante Tostes Malta (independent member) has been a member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including executive officer from 2015 to 2020. Mr. Malta has also served at the internal controls and compliance office since 2016, in charge of the Group's non-financial risks, from Operational Risks and Compliance to, as from 2017, Information Security, Anti-Money Laundering (AML) and Fraud Prevention, and of the coordination of the Operational Risks Control at foreign units. He worked as officer of Card Operations, Rede (Redecard), Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016. Mr. Malta was also officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations from 2013 to 2015 departments. He was also officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013; a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011; and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009. He started his career in 1988, having held several positions. He worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008. Mr. Malta was also an alternate member of the board of directors of Tecnologia Bancária S.A.; a deputy member of the board of directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an alternate member of the board of directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A.; member of the board of directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc. He holds a bachelor's degree in Information Technology from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, an MBA from the Fundação Dom Cabral, São Paulo, Brazil, an extension course in Strategy from Kellogg School of Management at Northwestern University, Illinois, U.S., and an extension course in Bank Management from the Swiss Finance Institute (SFI), Zurich, Switzerland.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Committee member (effective)	06/01/2023	Annual		04/27/2023	No	06/01/2023

Conviction:

Type of Conviction	Description of the conviction

N/A

Name: GERALDO JOSÉ CARBONE **Taxpayer ID (CPF):** 952.589.818-00 **Profession:** Economist **Date of birth:** 08/02/1956

Profissional experience: Geraldo José Carbone (Non-Management Member) has been a member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including director vice president from 2008 to 2011 and member of the board of directors from 2006 to 2008 and from 2017 to 2018. He has been an officer partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO from 1997 to 2006; vice chairman of the Asset Management Division from 1994 to 1997 and director of the Economics department and the Investment Research Unit in Brazil from 1991 to 1994 of Bank Boston and Chief Economist of Bunge y Born from 1982 to 1987. He holds a bachelor's degree in Economics from the Universidade de São Paulo ("USP"), São Paulo, Brazil.

Committee:

Type of committee	Type of audit	Position held	Date of investiture	Term of office	Description of other positions held	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Member of the Compensation Committee		Committee member (effective)	04/27/2023	Annual		04/27/2023	No	01/31/2019

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: JOÃO MOREIRA SALLES **Taxpayer ID (CPF):** 295.520.008-58 **Profession:** Economist **Date of birth:** 04/11/1981

Profissional experience: João Moreira Salles (non-executive member) has been a member of our board of directors since 2017. He has held several positions at the Itaú Unibanco Group, including officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, where he was a member of the board of directors from 2015 to 2018. He is currently an officer of Brasil Warrant Administração de Bens e Empresas S.A. ("BWSA"), and CEO of BW Gestão de Investimentos ("BWGI"). He has also been a Director of Verallia, a glass packaging company listed on Euronext Paris since 2019, as well as a Director of Alpargatas S.A., where he also serves as member of its finance committee since 2022. Before joining BWSA and BWGI, he was an investment banker at J. P. Morgan Chase, in New York, U.S. He holds a bachelor's degree in Economics from INSPER, São Paulo, Brazil, a master's degree in Economics and also in Finance, both from Columbia University, GSAS, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo ("FEA-USP"), São Paulo, Brazil.

Committee:

Type of committee	Type of audit	Position held	Date of investiture	Term of office	Description of other positions held	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Member of the Compensation Committee		Committee member (effective)	04/27/2023	Annual		04/27/2023	No	04/29/2017
Others Committee		Committee member (effective)	04/27/2023	Annual	Member of the Strategy Committee	04/27/2023	No	05/25/2017

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: JOSÉ VIRGILIO VITA NETO **Taxpayer ID (CPF):** 223.403.628-30 **Profession:** Lawyer **Date of birth:** 09/13/1978

Profissional experience: José Virgilio Vita Neto, a member of the Partners Program, has been an officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. He joined the Itaú Unibanco Group in 2000 as a lawyer and was elected officer in 2011. He is also an executive officer at FEBRABAN. He holds a bachelor's degree in Law from the Universidade de São Paulo ("USP"), São Paulo, Brazil; Master's degree in contracts law from the Universidad de Salamanca, Spain, a Ph.D. in contracts law from the Universidade de São Paulo ("USP") São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees Disclosure and Trading Committee		Committee member (effective)	04/27/2023	Annual	Member of the	04/27/2023	No	01/18/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name:	LUCIANA PIRES DIAS	**Taxpayer ID (CPF):**	251.151.348-02	**Profession:**	Lawyer	**Date of birth:**	01/13/1976

Profissional experience: Luciana Pires Dias (independent member) has been a member of our audit committee since 2020. She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at the Escola de Direito da Fundação Getulio Vargas ("FGV") since 2008. She has been a member of the audit committee at Vale S.A. since 2020. She was an Officer at the Comissão de Valores Mobiliários ("CVM") from 2011 to 2015 and Market Development Superintendent from 2007 to 2010. Ms. Dias was a representative of CVM at the corporate governance committee of the Organization for Economic Co-operation and Development – OCDE from 2011 to 2015 and at OCDE's Latin-American Roundtable on Corporate Governance from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006. She holds a bachelor's degree, master's degree and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo ("USP"), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Comitê de Auditoria	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Committee member (effective)	06/01/2023	Annual		04/27/2023	No	08/07/2020

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA **Taxpayer ID (CPF):** 036.221.618-50 **Profession:** Economist **Date of birth:** 06/23/1959

Profissional experience: Maria Helena dos Santos Fernandes de Santana (independent member) has been a member of our board of directors since 2021 and chairwoman of our Audit Committee since 2023. She was a member of the Audit Committee between 2014 to 2020 and 2022 to 2023. She has been a member of the board of directors and chairwoman of the audit committee at CI&T Inc.; and a member of the board of directors at Fortbras S.A. She was a member of the board of directors from 2018 to 2019, and the chairwoman of the audit committee at XP Inc. between 2019 and 2021, having previously served as the chairwoman of the audit committee at XP Investimentos S.A. from 2018 to 2019. She served as member of the board of directors and coordinator of the people, appointment and governance committee at Oi S.A. from 2018 to 2023; a member of the board of directors at Bolsas y Mercados Españoles ("BME") from 2016 to 2020; a member of the board of trustees at the IFRS Foundation from 2014 to 2019; a member of the board of directors and chairwoman of the corporate governance committee at Companhia Brasileira de Distribuição S.A. from 2013 to 2017; a member of the board of directors and audit committee coordinator at Totvs S.A. from 2013 to 2017; a member of the board of directors at CPFL Energia S.A. from 2013 to 2015; chairwoman from 2007 to 2012; and officer from 2006 to 2007 of the Brazilian Securities and Exchange Commission ("CVM"). She represented CVM on the Financial Stability Board ("FSB") from 2009 to 2012. She was chairwoman of the executive committee at the International Organization of Securities Commissions ("IOSCO") from 2011 to 2012, and also a member of the International Integrated Reporting Committee ("IIRC") in the same period. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) from 1994 to 2006, where she was responsible for the implementation of the Novo Mercado and other corporate governance segments.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Chairman of the Committee	06/01/2023	Annual		04/27/2023	No	01/02/2023
Other Committees Related Parties Committee		Committee member (effective)	04/27/2023	Annual	Member of the	04/27/2023	No	04/29/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: PEDRO LUIZ BODIN DE MORAES **Taxpayer ID (CPF):** 548.346.867-87 **Profession:** Economist **Date of birth:** 07/13/1956

Profissional experience: Pedro Luiz Bodin de Moraes (independent member) has been a member of our board of directors since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an officer from 2002 to 2003; a partner from 2005 to 2014, at Icatu Holding S.A.; and an officer and a partner at Banco Icatu S.A. from 1993 to 2002. He also served as a monetary policy officer at the Banco Central do Brasil from 1991 to 1992, and as an officer at Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") from 1990 to 1991. He holds a bachelor's and master's degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro ("PUC-RJ"), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology ("MIT"), Cambridge, Massachusetts, U.S.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees Capital and Risk Management Committee		Chairman of the Committee	04/27/2023	Annual	Chairman of the	04/27/2023	No	06/24/2009
Other Committees Related Parties Committee		Committee member (effective)	04/27/2023	Annual	Member of the	04/27/2023	No	04/25/2013

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: PEDRO MOREIRA SALLES **Taxpayer ID (CPF):** 551.222.567-72 **Profession:** banker **Date of birth:** 10/20/1959

Profissional experience: Pedro Moreira Salles (non-executive co-chairman) has been a co-chairman of our board of directors since 2017, the chairman of our board of directors from 2009 to 2017, and our executive vice president from 2008 to 2009. He has held several positions at Itaú Unibanco Group, including chief executive officer ("CEO") from 2004 to 2008. He is the chairman of the board of directors of Instituto Unibanco; and a member of the board of directors of Companhia Brasileira de Metalurgia e Mineração ("CBMM"), Alpargatas S.A. and of the steering board Fundação Osesp. He is also a member of the Instituto de Ensino e Pesquisa ("INSPER") board of associates. He holds a bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles ("UCLA"), U.S. He holds a master's degree in International Relations from Yale University U.S., and has attended the OPM – Owner/President Management Program at Harvard University, U.S.

Committee:

Type of committee	Type of audit	Position held	Date of investiture	Term of office	Description of other positions held	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees		Chairman of the Committee	04/27/2023	Annual	Chairman of the Nomination and Corporate Governance Committee	04/27/2023	No	06/24/2009
Other Committees		Chairman of the Committee	04/27/2023	Annual	Chairman of the Personnel Committee	04/27/2023	No	06/24/2009
Other Committees		Chairman of the Committee	04/27/2023	Annual	Chairman of the Strategy Committee	04/27/2023	No	06/24/2009
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Environmental, Social and Climate Responsibility Committee	04/27/2023	No	01/31/2019

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RENATO LULIA JACOB **Taxpayer ID (CPF):** 118.058.578-00 **Profession:** bank clerk **Date of birth:** 05/10/1974

Profissional experience: Renato Lulia Jacob, has been a partner and our officer, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a member of the disclosure and trading committee since 2019, having served as its chairman since 2020. He has been at the Itaú Unibanco Group for 21 years, having held several positions, including: CEO and member of the board of directors at Itau BBA International plc, in the United Kingdom; member of the boards of directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020; managing director of Banco Itau Argentina S.A. from 2006 to 2010; and a managing director, Head of CIB Europe from 2011 to 2015. He has been an independent member of the board of the Royal Institution of Great Britain, United Kingdom. He holds a bachelor's degree in civil engineering from the Universidade de São Paulo ("USP"), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees the Disclosure and Trading Committee		Chairman of the Committee	04/27/2023	Annual	Chairman of	04/27/2023	No	04/25/2019

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RICARDO BALDIN **Taxpayer ID (CPF):** 163.678.040-72 **Profession:** Accountant **Date of birth:** 07/14/1954

Profissional experience: Ricardo Baldin (independent member and financial expert) has been a member of our audit committee since 2021. He has held several positions at the Itaú Unibanco Group, including executive officer, internal audit at Itaú Unibanco S.A. from 2009 to 2015. He has been the audit committee coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a member of the fiscal council at Metalúrgica Gerdau S.A. since 2020; a member of the board of directors of Terra Santa Propriedades Agrícolas since 2021, a member of the governance of financial institutions committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a member of the board of directors and a member of the audit committee at XP Investimentos S.A. from 2020 to 2021; a member of the audit committee at Totvs S.A. in 2020; a member of the board of directors and audit committee Coordinator at Ecorodovias from 2018 to 2020; a member of the supervisory council and subsequently a member of the board of directors of the Fundo Garantidor de Crédito ("FGC") from 2018 to 2019; a member of the audit committee at Câmara Interbancária de Pagamentos ("CIP") in 2014; member of the audit committee of Tecnologia Bancária ("TECBAN") in 2015 and audit committee coordinator at Redecard S.A. from 2013 to 2014. He was controllership, technology and internal controls and risks officer at Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") from 2016 to 2017. He has worked as an independent auditor for 31 years and was a former partner at PwC and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a bachelor's degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has completed a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas ("FGV"), São Paulo, Brazil, as well as from other entities, in addition to several internal courses at PwC.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Committee member (effective)	06/01/2023	Annual		04/27/2023	No	06/16/2021

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: RICARDO VILLELA MARINO **Taxpayer ID (CPF):** 252.398.288-90 **Profession:** Engineer **Date of birth:** 01/28/1974

Profissional experience: Ricardo Villela Marino (non-executive vice-chairman) has been vice-chairman of our board of directors since 2020. He was also, a member of our board of directors from 2008 to 2020 and has been the chairman of our Latin America Strategic Council since 2018. He has held several positions in the Itaú Unibanco Group since 2002, including Vice President from 2010 to 2018. He has also been an alternate member of the board of directors of Itaúsa S.A. since 2011; a member of the Strategy and New Business Committee since 2021; a member of the Sustainability Council since 2019; and he was a member of the Investment Policies Committee from 2008 to 2011; an alternate member of the board of directors of Dexco S.A. since 2009; an alternate member of the board of directors of Itautec S.A. from 2009 to 2019 and an alternate member of the board of directors of Elekeiroz S.A. from 2009 to 2018. He holds a bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil and a master's degree in Business Administration from MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Other Committees the Strategy Committee		Committee member (effective)	04/27/2023	Annual	Member of	04/27/2023	No	05/03/2010

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ROBERTO EGYDIO SETUBAL **Taxpayer ID (CPF):** 007.738.228-52 **Profession:** Engineer **Date of birth:** 10/13/1954

Profissional experience: Roberto Egydio Setubal (non-executive co-chairman) has been a co-chairman of our board of directors since 2017. He began his career at Banco Itaú in 1980, having held several positions until he was appointed in 1994 to preside over the institution, holding this position until April 2008, when he became CEO of Itaú Unibanco until 2017. Between 1994 and 2020 he was a member of the board of the International Monetary Conference, having chaired the 2015 Conference. From 1997 to 2000, he was president of the Federação Brasileira de Bancos ("FEBRABAN") and from 2011 to 2017 he was chairman of the Board of Directors of that institution. He was a member of the board of directors of the Institute of International Finance ("IIF"), having held the position of acted as vice-chairman from 2003 to 2014. From 2002 to 2008, Mr. Setubal was a member of the international advisory committee of the Federal Reserve Bank of New York. In 2011, he was recognized as the "Banker of the Year" by Euromoney magazine. He was a member of the board of directors of Petrobras between 2000 and 2002 and sat on the board of directors of Shell from 2017 to 2020. Since 1994 he has been a member of Itaúsa's board of directors, currently holding the position of vice-chairman. He is also a member of the board of directors of CCR S.A., Fundação para Educação e Cultura and the Centro de Lideranças Públicas ("CLP"). He holds a bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo ("USP"), São Paulo, Brazil, and a Master of Science in Engineering from the Stanford University, California, U.S.

Committee:

Type of committee	Type of audit	Position held	Date of investiture	Term of office	Description of other positions held	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Member of the Compensation Committee		Chairman of the Committee	04/27/2023	Annual		04/27/2023	No	05/25/2017
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Strategy Committee	04/27/2023	No	06/24/2009
Other Committees		Committee member (effective)	04/27/2023	Annual	Member of the Capital and Risk Management Committee	04/27/2023	No	06/24/2009

Conviction:

Type of Conviction	Description of the conviction
N/A	

Name: ROGÉRIO CARVALHO BRAGA **Taxpayer ID (CPF):** 625.816.948-15 **Profession:** Lawyer **Date of birth:** 01/30/1956

Profissional experience: Rogério Carvalho Braga (independent member) has been a member of our audit committee since 2021 and is a member of the board of directors of the Banco Itaú Chile (formerly named Itaú CorpBanca). He has held a number of positions at the Itaú Unibanco Group, including officer in 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected officer in 2000. He holds a bachelor's degree in Law from the Pontifícia Universidade Católica de São Paulo ("PUC-SP"), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S.

Committee:

Type of committee of other position held	Type of audit	Position held	Date of investiture	Term of office	Description	Date of election	Nominated by the Controlling stockholder	Date of beginning of first term
Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99	Committee member (effective)	06/01/2023	Annual		04/27/2023	No	06/16/2021

Conviction:

Type of Conviction

Description of the conviction
N/A

7.5 Family relationships

Justification for not filling in the table:

Due to the structure of the table in the system, we present the information for this item in item 7.8.

7.6 Subordination, service provision or control Relations

Justification for not filling in the table:

Due to the structure of the table in the system, we present the information for this item in item 7.8.

7.7. Describe the provisions in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from compensation for damage caused to third parties or the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their duties

The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O) aimed at compensating management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuits, administrative or arbitration proceedings, or due to the disregarding of legal identity related to the activities of the Issuer or its subsidiaries, as well as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to non-compliance with laws or rules. The risks excluded from this insurance policy are claims arising from willful misconduct or gross negligence equivalent to willful misconduct performed by a management member or any third party to the benefit of that member. The current policy establishes a maximum compensation limit of one hundred and fifty million U.S. dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premium paid on January 6, 2023 and maturing on January 6, 2024 amounted to eight million, seven hundred eighty-eight thousand and eight hundred and twenty-nine U.S. dollars (US$8,788,829), including tax on financial operations (IOF).

Taking into consideration the publication of CVM Guidance Opinion No. 38 of September 25, 2018 regarding the indemnity agreements entered into by publicly-held companies and their management members, the Extraordinary General Stockholders' Meeting held on April 28, 2020 approved the inclusion of items 5.3 and 5.3.1 in the Bylaws to formalize the possibility of the Issuer's taking out civil liability insurance or, also, entering into an indemnity agreement in favor of its management members, the management members of its controlled companies, employees who hold a management position at the Issuer or its controlled companies, as well as those individuals who are formally appointed to hold management positions in other entities.

The Issuer may enter into an indemnity agreement, up to the indemnity limit of one hundred and fifty million U.S. dollars (US$150,000,000.00), with members of the Board of Directors, Board of Officers, Audit Committee and Compensation Committee, as well as with any employees who hold a management position at the Issuer or its exclusively controlled companies and those individuals formally appointed to hold management positions in other companies or entities (collectively "Beneficiaries"), for the purpose of reimbursing expenses arising from claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or in any other jurisdiction aimed at holding the insured Beneficiary liable for the regular performance of their managerial duties, until the later of the date of the following events: (i) the lapse of the period required for a final and unappealable decision on any proceeding related to the Beneficiary's length of service at the Issuer to which the Beneficiary is a party; or (ii) the lapse of the statute of limitations set forth by law for events that may result in indemnification obligations for the Issuer.

To avoid conflicts of interest, the reimbursement of any and all expenses must be reviewed and approved by the Issuer's Audit Committee, a body consisting entirely of independent members, in accordance with the regulations of the National Monetary Council, which is the proper body to assess whether the expenses can be reimbursed by the Issuer. Accordingly, the Audit Committee will assess whether the Beneficiary's act falls under any of the exclusionary circumstances provided for in the Indemnity Commitment, namely: (i) the performed act was not part of the Beneficiary's duties; (ii) there is proven bad faith, willful misconduct, gross negligence or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. In the cases where the Beneficiary is a member of Itaú Unibanco's Audit Committee, any compensation payments resulting from proceedings filed against such Beneficiary must be submitted to, reviewed, and approved by the Issuer's Related Parties Committee, a body consisting exclusively of independent Board members. Additionally, Beneficiaries who may benefit from the resolution or discussion on the payment of expenses will be barred from attending the meetings of the Audit Committee or Related Parties Committee, as applicable, held to resolve on or discuss such payments.

Finally, the Issuer clarifies that the Beneficiaries will not be entitled to receive compensation whenever it is related to the proven performance of illicit acts and when any of the following events demonstrably occur: (i) the performed act was not part of the Beneficiary's duties; (ii) there is proven bad faith, willful misconduct, gross negligence or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco.

7.8. Provide other information that the issuer deems relevant

<u>Additional information on item 7.1 "d"</u>

i. total number of members, grouped by self-declared gender identity

ii. total number of members, grouped by self-declared identity of color or race

Note: The "prefer not to answer" category includes employees who did not answer the self-declaration and those who answered the "prefer not to answer" option and are on the base date: 12.31.2022.

iii. total number of members grouped by other diversity attributes that the issuer deems relevant

No information about other diversity attributes.

Additional information on item 7.3

1. Total number of meetings held per body in 2022:

Body	Meetings
Board of Directors	12
Fiscal Council	4
Audit Committee	62
Disclosure and Trading Committee	4
Strategy Committee	6
Capital and Risk Management Committee	12
Nomination and Corporate Governance Committee	2
Related Parties Committee	13
Personnel Committee	4
Compensation Committee	4
Environmental, Social and Climate Responsibility Committee	3

2. Independence criterion for the Members of the Board of Directors and Audit Committee:

The members of the Board of Directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent in accordance with Article 140, paragraph 2 of Brazilian Corporate Law, and Article 5 and subsequent articles of Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (CVM).

All members of the Audit Committee are deemed independent, in accordance with the applicable regulation and under the terms and conditions provided for in the Bylaws and they may not: **a)** be or have been, in the past (12) twelve months: **(i)** an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **(ii)** an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **(iii)** a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or **(iv)** a member of the supervisory council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; **b)** be a spouse, a partner or relative in a direct or a collateral line or by affinity, up to twice removed, of the persons mentioned in items "a", "(i)" and "(iii)"; and **c)** hold positions, in particular in advisory councils, boards of directors or supervisory councils in companies that may be considered competitors in the market or generate a conflict of interest.

3. Type of Audit Committee:

We clarify that, in accordance with Article 22, paragraph 2, of Law No. 6,385/76, the Audit Committee complies with Resolution No. 4,910/21 of the National Monetary Council, which is why it is not compliant with CVM Resolution No. 23/21 (former CVM Instruction No. 308/99).

4. Politically exposed persons:

With respect to the members of the Board of Directors, the Board of Officers, the Supervisory Board and other committees, we did not identify any politically exposed persons.

5. Additional Information:

We inform you that the investiture of those elected at the Annual General Stockholders' Meeting held on April 25, 2023 and the meeting of the Board of Directors held on April 27, 2023 was homologated by the Central Bank of Brazil on May 26, 2023, and they will take office on June 1, 2023.

6. We present below the hierarchical relationship between the above mentioned Bodies:



Stockholder's Meeting
Fiscal Council
Board of Directors
Independent Audit
Audit Commiteee
Personal Committee
Related Parties Commitee
Nomination and Corporate Governance Committee
Risk and Capital Management Committee
Strategy Committee
Environmental, Social and Climate Responsability Committee
Compensation Committee
LATAM Strategy Council
Internal Audit
Executive Committee
Board of Officers
Disclosure and Trading Committee
Advisory Councils
Statutory committees
Non-statutory committees

Other additional information:

a) With respect to the general stockholders meetings held over the past three (3) years, we inform:

Year	Types of Meetings	Date/Time	Quorum
2023	Annual	April 25, 2023 – 11 a.m.	92.14% of the common shares and 42.87% of the preferred shares
2022	Annual	April 26, 2022 – 11 a.m.	92.09% of the common shares and 41.35% of the preferred shares
2022	Extraordinary	April 26, 2022 – 11 a.m.	92.09% of the common shares and 41.35% of the preferred shares
2021	Annual and Extraordinary	April 27, 2021 – 11 a.m. and 11:10 a.m.	91.96% of the common shares and 31.67% of the preferred shares
2021	Extraordinary	January 31, 2021 – 11 a.m.	More than 90% of the common shares
2020	Annual	April 28, 2020 – 11 a.m.	More than 90% of the common shares and 31.75% of the preferred shares

b) Audit Committee:

The Audit Committee has autonomy to define and contract training activities.

Since 2016, the Audit Committee has been defining the needs for training that it identifies as relevant for its work twice a year. Once they are identified, it contracts training programs to respond to a specific need of the joint body or its members.

Another component of the training of the Audit Committee on matters of its responsibility that it considers relevant is the benchmarking, including abroad, with other organizations or best practices identified by consultants.

Some of its members, individually, also participated in 2020 and 2021 in training courses on accounting, internal and external audit, ethics and digital transformation.

c) Relationship between the Audit Committee, Executive Board of Officers and the Co-Chairpersons of the Board of Directors

Based on the responsibilities established in its Bylaws and on the assessment of the main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually determines its meetings schedule, including with the Executive Board of Officers. This annual planning is reviewed on a permanent basis by the Audit Committee, which may, at any time, change its meetings schedule.

Over the course of 2020, 2021 and 2022, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance, Operational Risk and Internal Controls departments for monitoring the outcome of the work carried out by the departments, as well as bimonthly meetings for monitoring the operation of Banco Itaú Chile (formerly named Itaú CorpBanca) in Chile and its branches, and meetings, at least once a year, for monitoring the other units abroad.

Also, during these years, the Audit Committee held meetings with the Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk and Legal departments, and with the External Ombudsman's and Internal Ombudsman's offices, as well as with those responsible for different businesses of the Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in Latin America and the Northern Hemisphere (United States, Caribbean and Europe).

At least every three months, the Audit Committee has been holding, since 2021, a private meeting with the CEO of Itaú Unibanco Holding S.A. and has continued to hold, like it has been doing for many years, a joint meeting with the Co-Chairpersons of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A. at which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously presented.

d) Relationship between the Audit Committee, the Board of Directors and the Supervisory Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee presents to the Board of Directors a summary of the most relevant topics discussed at the meetings held in the period. On a semiannual basis, the Chairperson of the Audit Committee presents the recommendations of the Audit Committee for the financial statements and, every year, they present the outcome of the assessment of the external auditor and the operational risk department, which is also responsible for the internal controls.

The Audit Committee meets at least once a year with the members of the Supervisory Council of Itaú Unibanco Holding S.A., when they are presented with the findings of the Audit Committee on the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year or other topics of interest of the members of the Supervisory Council.

e) Relationship between the Board of Directors and the Supervisory Council

The Supervisory Council attends the meeting of the Board of Directors at which the Issuer's annual financial statements are examined (therefore, once a year).

f) Relationship between the Supervisory Council and the Board of Officers

The Supervisory Council meets with the Board of Officers of Itaú Unibanco Holding S.A. when it is presented with the Issuer's financial statements (therefore, four times a year).

g) Relationship between the Board of Directors and the Investor Relations Office

The main relationship channel between the Board of Directors and the Investor Relations Office of Itaú Unibanco is the Disclosure and Trading Committee. This committee meets every three months on a mandatory basis and approves the Material Facts, Announcements to the Market and other materials in a timely manner. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee and the Board of Officers.

It is noteworthy that the matters included in the agendas of the meetings of the Disclosure and Trading Committee can be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as:

- Management Report, Form 20-F, Reference Form and Integrated Annual Report;
- Amendments to and creation of new policies;
- Opinions on the performance of Itaú Unibanco's marketable securities and best practices arising from market players, including investors, credit and ESG* rating agencies, corporate governance, analysts and trade associations;
- Share bonuses and share splits;
- Trading Analysis of those that adhered to the Marketable Securities Trading Policy.

Itaú Unibanco's Investor Relations Office also prepares materials for the Board of Directors comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the main products of the Bank and its subsidiaries.

**Environmental, Social and Corporate Governance.*

h) In 2022, we developed the following training programs:

Itaú Unibanco provides training programs and forwards corporate communications to the management members on the policies, procedures and practices related to the Integrity and Ethics Program.
At least every two years, the training programs of the trail of the Integrity and Ethics Program are reviewed and updated and in which the following topics are addressed:

1) Ethics and Compliance: It guides on the main conduct principles for business, relationships and discrimination and harassment in the workplace. It also establishes the practices that must be observed by everyone at the organization to comply with internal and external rules and laws, aimed at the proper governance of the organization.

2) Anti-corruption: It establishes the conduct standards in business with public and private bodies and the whistleblowing channel, and alerts on the risks and consequences of this illicit practice.

3) Client relations: It presents the responsibilities of the departments in the relationships with clients and users aimed at the performance of activities based on the good corporate conduct and sustainable development of the Bank.

4) Anti-Money Laundering: It presents suspicious acts and situations that may characterize money laundering and terrorism financing and the actions necessary to avoid this risk.

5) Information Security: It presents important information security tips for employees, indicating situations that place information security at Itaú Unibanco at risk.

6) Supplier Relations: It presents the organizational principles and values that guide the relationships with suppliers and shows the responsibilities of employees in these relationships.

7) Brazilian General Data Protection Law (LGPD) This is the Brazilian data protection law and it is aimed at presenting a set of guidelines for the collection, treatment, storage and sharing of personal data established by law.

Additionally, the members of the Board of Directors were trained in 2022 on the prevention of money laundering, terrorism financing and spread of mass destruction weapons and corruption.

Additionally, there is the electronic Integrity and Ethics instrument that must be signed every year, which encompasses both the Code of Ethics and Conduct and the Integrity and Ethics policies. In December 2022, 97% of the employees and management members had signed the above mentioned instrument.

i) In 2022, the Internal Ombudsman's Office received 2,821 calls related to inter-personal conflicts and conflicts of interest in the workplace involving the organization's employees.

In order to guide and discipline the employees who displayed conduct contrary to the principles of the Company's Code of Ethics and rules, and to minimize the related risks, guiding/disciplinary measures were implemented for those involved in the calls investigated and classified as legitimate, in addition to many monitoring actions and action and development plans.

j) Supporting documentation for meetings of the Board of Directors:

The members of the Board of Directors receive, at least five (5) working days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these discussions.

k) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 7.1b.

Additional Information to item 7.5.

7.5 Inform the existence of a marital relationship, stable union or kinship up to the second degree between:

a) Issuer's management:

• Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

• João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors).

b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer:

- None.

c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group.

d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with sibling Fernando Roberto Moreira Salles, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa S.A. and Ana Lúcia de Mattos Barretto Villela is also a director of the controlling company IUPAR - Itaú Unibanco Participações S.A;

• Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa.

Additional Information to item 7.6.

7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and:

a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Direct or indirect controller of the issuer:

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people:

None.

Item 8 - Management Compensation

8.1. Describe the policy or practice for the compensation of the Board of Directors, statutory and non-statutory board of officers, supervisory council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

a. the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be consulted on the web

Compensation governance

Our compensation strategy adopts clear and transparent processes, aimed at complying with the applicable regulation and best local and international practices, as well as at ensuring consistency with our risk management policy.

Formally reviewed and approved on March 2, 2023 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices so as to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders' interests. The Compensation Policy guidelines also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to specific local laws and markets, at the discretion of the personnel department.

In 2022, the Extraordinary General Stockholders' Meeting approved the review, formalization and ratification of the Stock Grant Plan ("Stock Grant Plan") in order to consolidate general rules on long-term incentive programs involving stock grants to management members and employees of the Issuer and its direct and indirect controlled companies. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer's management members as target audiences, are: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 8. The Stock Grant Plan is available on: https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.

Additionally, in order to further increase the transparency of our compensation model, in 2020 we started to disclose a document that consolidates the main practices and principles underlying the payment of our management members' compensation. This document, referred to as the Compensation Policy, discloses to the general public our compensation model bases and is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members' Compensation Policy.

Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer's shares equivalent to ten times the CEO's annual fixed compensation and to five times the annual fixed compensation of other members. By December 31, 2022, the CEO and the majority of the Executive Committee members complied with the minimum ownership requirement, which must be met in up to five years after members take office.

For 2023, the requirement remained unchanged. The new members of the Executive Committee and the CEO have a period of five years to comply with this requirement.

The Issuer also has a Stock Option Granting Plan ("Stock Option Plan") for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS.

For further information on the Stock Option Plan, please see subitems 8.4, 8.5, 8.6, 8.7, 8.8, and 8.12. The Personnel Committee is responsible for making institutional decisions and overseeing the implementation and operation of the Stock Option Plan.

For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 7.1 of the Reference Form available on the website https://www.itau.com.br/investor.relations > Results and reports > regulatory reports > CVM > Reference Form. For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements.

b. the practices and procedures adopted by the Board of Directors to determine the individual compensation of the Board of Directors and Board of Officers, indicating:

i. the issuer's bodies and committees that take part in the decision-making process, identifying how they do so

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

iii. how often and how the Board of Directors assesses the adequacy of the issuer's compensation policy

i. the issuer's bodies and committees that take part in the decision-making process, identifying how they do so

We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include:

Preparing a policy for the compensation of management members, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs.	Discussing, analyzing and supervising the implementation and operation of existing compensation models, by discussing general principles of the employee compensation policy and recommending improvements to the Board of Directors based on the policy principles.
Proposing to the Board of Directors the aggregate compensation amount for management members to be submitted to the Annual Stockholders' Meeting.	Preparing the "Compensation Committee Report" on an annual basis.

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include:

i.i In relation to the Stock Option Plan:

a. being responsible for institutional decisions and overseeing their implementation and operation; and

b. approving grants of Simple Options.

i.ii. In relation to the Partners Program:

a. being responsible for the rules related to the appointment and removal of beneficiaries.

ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies

We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through:

· commissioning salary surveys conducted by specialized consultants;

· participating in surveys conducted by other banks; and

· participating in specialized forums on compensation and benefits.

iii. how often and how the Board of Directors assesses the adequacy of the Issuer's compensation policy

The Board of Directors assesses the adequacy of the Issuer's compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation.

c. composition of compensation, indicating:

i. description of the different compensation elements, including, in relation to each of them:

- objectives and alignment to the Issuer's short-, medium- and long-term interests
- the proportion of each element to total compensation in the past three years
- Its calculation and adjustment methodology
- main performance indicators taken into consideration, including ESG indicators, if applicable

ii. reasons that justify the composition of compensation

iii. any members not compensated by the Issuer and the reason for this

i. description of the different compensation elements, including, in relation to each of them:



Composition of the annual compensation of members of the Board of Directors, Board of Officers, Fiscal Council and Audit Committee
Board of Directors
Monthly fixed compensation
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting
Annual fixed compensation
Stock-based compensation approved at the Annual General Stockholders' Meeting
Annual variable compensation
Stock-based compensation approved only in the event of a resolution of the Compensation Committee, subject to the guidelines of CMN Resolution No. 3,921 and limited to the extent determined by the Annual General Stockholders' Meeting
Board of Officers
Monthly fixed compensation
Aggregate amount of fees in cash approved at the Annual General Stockholders' Meeting
Benefit plan
Composed of medical and dental care plans, check-up, private pension plan, parking lot and life insurance
Annual variable compensation
Statutory profit, sharing and fees (in cash and in shares) approved by the Compensation Committee and Limited to the annual amount approved at the Annual General Stockholders' Meeting
Fiscal Council
Monthly fixed compensation
Fees in cash approved at the Annual General Stockholders' Meeting
Audit Committee
Monthly fixed compensation
Fees in cash determined by the Board of Directors
1 In the event that a member of the Board of Directors is also part of the Board of Officers of Itaú Unibanco or its subsidiaries, the compensation will be in line with the compensation model of the Board of Officers. Management members who are also part of statutory or non-statutory committees or of our subsidiaries or affiliates are compensated according to their duties in the executive bodies or areas in which they work. As a rule, they do not receive a specific compensation for belonging to these committees. A non-management member of the Compensation Committee is compensated for his/her duties executed in the referred Committee.
2 Maximum compensation amounts are defined based on the limits imposed by Article 152 of the Brazilian Corporate Law.
3 Members of the Board of Directors and Audit Committee only receive benefits if they have previously been officers of the Company.
4 For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied.

- objectives and alignment to the Issuer's short-, medium- and long-term interests

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of program's participants with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, as they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term.

- the proportion of each element to total compensation in the past three years

	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2022	25%	19%	54%	2%
	2021	25%	20%	53%	2%
	2020	27%	30%	41%	2%
Board of Officers	2022	9%	0%	90%	1%
	2021	8%	0%	91%	1%
	2020	14%	0%	83%	3%
Supervisory Council	2022	100%	0%	0%	0%
	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
Audit Committee	2022	100%	0%	0%	0%
	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%

- Its calculation and adjustment methodology

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

Board of Directors: the compensation to members of the Board of Directors is in line with market practices and takes into account the members' *curricula vitae*, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid to these members. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is in line with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer.

c) **Annual variable compensation in shares:** for variable stock-based compensation paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition.

b) **Annual variable compensation** (1)


The annual variable compensation takes into account three main factors:
Performance of the officer
The result of the applicable business area
Financial results of the company

(1) Within the limits established by legislation, the compensation of the Officers in charge of internal control and risk departments is not related to the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to the impact arising from the Company's results.

b) i. Distribution of annual variable compensation (2):


Regarding the annual variable compensation:
30%
is paid in cash on demand
ITUB4
70%
is paid through the delivery of our preferred shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year

(2) In accordance with Resolution No. 3,921 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred.

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers:


Delivery of preferred shares
The grant is made in the year immediately after the performance year to which it relates.
Of the total granted, one-third vests each year over a period of three years after the award.
ITUB4
Performance year
Grant year
Year 1
Year 2
Year 3
Delivery years
ITUB4
The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.
From the grant date up to vesting dates, an amount equivalent to dividends and interest on equity will be payable through payroll over the shares being delivered, at each vesting date, adjusted by the Interbank Deposit Certificate rate (CDI).
These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

Supervisory Council: Supervisory Council members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Supervisory Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing).

Audit Committee: Audit Committee members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. For those Audit Committee members who are also members of the Board of Directors, the compensation policy of the Board of Directors is adopted.

i. main performance indicators taken into consideration, including ESG indicators, if applicable:

i) Board of Directors

The fixed compensation of the Board of Directors is not impacted by performance indicators.

To ensure compatibility with long-term value creation, the payment of variable stock-based compensation to members of the Board of Directors takes into account Itaú Unibanco Holding's results, and may be adjusted by the Compensation Committee.

ii) Officers

The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities for the year discussed together with the officer who is being evaluated.

Environmental, social and governance (ESG) issues impact the variable compensation of officers involved in ESG agenda-related activities, business and commitments, through performance indicators, projects and initiatives included in the individual performance criteria.

These topics are connected to Itaú Unibanco Conglomerate's ESG strategy, which is represented by the positive impact commitments.

Additionally, in order to engage the work of the departments aiming at the best customer experience, all management members have the Client Target included in the individual performance criteria, to monitor and measure, through indicators, the sustainability of products and services offered by the organization.


Performance metrics
Officers
The director evaluation process is carried out annually and takes into account what was defined as a priority for the year.
Manager Evaluation
Together with the manager, the priorities for the year are defined. These priorities are monitored throughout the year and, at the end of the year, they are evaluated. In order to support the evaluation, managers receive financial and market information, if applicable.
Rapporteur
It is an evaluation process of behaviors and main deliveries, in addition to defining the career moment carried out by an independent appraiser, pursuing complementary elements to the executive's evaluation.
Evaluation Committee
Collegiate discussion to validate the manager's evaluation and the proposed career moment in the Rapporteurship. This committee can also discuss development and succession recommendations.

c) ii - reasons that justify the composition of the compensation

In addition to the annual variable compensation, aimed to bind members receiving this compensation to the Issuer's projects and results, the Issuer establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as to align the interests of the program's members with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders.

Stock-based payment models are in conformity with the principles pursued by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term.

c) iii - existence of members not compensated by the Issuer and the reason for this

There are no members who are not compensated.

d. the existence of compensation supported by subsidiaries direct or indirect, controlled companies or controlling stockholders

The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.19), and the amounts indicated in this item 8 already include the total compensation paid by the Issuer and its controlled companies.

e. the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer's stockholding control

There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer's discretion.

8.2. With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Supervisory Council for the past three years and to that expected for the current year, please prepare a table containing:

Total compensation expected for 2023 - Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.00	30.83	6.00	48.83
Number of members who are compensated	12.00	30.83	6.00	48.83
Annual fixed compensation, comprising:	**32,873,664**	**60,620,321**	**1,116,000**	**94,609,985**
Salary or management fees	18,240,101	58,433,136	1,116,000	77,789,237
Direct and indirect benefits	349,147	2,187,185	n/a	2,536,332
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	14,284,416	0	0	14,284,416
Annual variable compensation, comprising:	**0**	**0**	**n/a**	**0**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**622,136**	**4,550,264**	**0**	**5,172,400**
Benefits arising from termination of mandate	**n/a**	**n/a**	**n/a**	**n/a**
Stock-based compensation, including options	**41,504,200**	**429,829,415**	**n/a**	**471,333,615**
Total compensation	**75,000,000**	**495,000,000**	**1,116,000**	**571,116,000**

Other Information:

The 2023 Annual General Stockholders' Meeting approved an overall compensation amount of R$570 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the proposal is for the Annual General Stockholders' Meeting to approve a monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

Fiscal year 2022 – Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.00	26.50	6.00	44.50
Number of members who are compensated	12.00	26.50	6.00	44.50
Annual fixed compensation, comprising:	**28,590,590**	**43,321,841**	**968,000**	**72,880,431**
Salary or management fees	16,260,000	41,605,167	968,000	58,833,167
Direct and indirect benefits	330,590	1,716,674	n/a	2,047,264
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	12,000,000	0	0	12,000,000
Annual variable compensation, comprising:	**5,826,673**	**90,356,567**	**n/a**	**96,183,240**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	5,826,673	90,356,567	n/a	96,183,240
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**660,194**	**4,034,059**	**n/a**	**4,694,253**
Benefits arising from termination of mandate	**n/a**	**n/a**	**n/a**	**n/a**
Stock-based compensation, including options	**28,954,997**	**307,823,425**	**n/a**	**336,778,422**
Total compensation	**64,032,455**	**445,535,892**	**968,000**	**510,536,346**

Other Information:

The 2022 Annual General Stockholders' Meeting approved an overall compensation amount of R$500 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts are effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$22,000 for effective members and of R$9,000 for alternate members of the Supervisory Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$5,336,038 and Board of Officers, R$16,812,675. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

Fiscal year 2021 – Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	12.17	25.25	6.00	43.42
Number of members who are compensated	12.17	25.25	6.00	43.42
Annual fixed compensation, comprising:	**26,523,996**	**36,071,018**	**756,000**	**63,351,014**
Salary or management fees	14,412,833	34,536,961	756,000	49,705,794
Direct and indirect benefits	411,163	1,534,057	n/a	1,945,220
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	11,700,000	0	0	11,700,000
Annual variable compensation, comprising:	**5,310,830**	**81,568,377**	**n/a**	**86,879,207**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	5,310,830	81,568,377	n/a	86,879,207
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	**685,905**	**3,017,469**	**n/a**	**3,703,374**
Benefits arising from termination of mandate	**n/a**	**n/a**	**n/a**	**n/a**
Stock-based compensation, including options	**25,629,194**	**298,610,655**	**n/a**	**324,239,849**
Total compensation	**58,149,925**	**419,267,519**	**756,000**	**478,173,444**

Other Information:

The 2021 Annual General Stockholders' Meeting approved an overall compensation amount of R$450 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for effective members and of R$6,000 for alternate members of the Supervisory Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. We clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), unlikely as reported in previous years, according to specific notes.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$4,778,137 and Board of Officers, R$16,604,654. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP /CIRCULAR LETTER No. 01/2017.

8. The information about the Board of Directors, the Statutory Board of Officers and the Supervisory Council take into account the date of election/removal of each of its members. Therefore, and to maintain the standard of information, we have changed the tables reported for the base year 2021.

Fiscal year 2020 – Annual amounts				
	Board of Directors	**Statutory Board of Officers**	**Supervisory Council**	**Total**
Total number of members	11.50	19.92	6.00	37.42
Number of members who are compensated	11.50	19.92	6.00	37.42
Annual fixed compensation, comprising:	**30,319,953**	**33,552,191**	**924,630**	**64,796,774**
Salary or management fees	14,173,000	26,188,051	754,800	41,115,851
Direct and indirect benefits	463,028	1,471,829	n/a	1,934,857
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	15,683,925	5,892,311	169,830	21,746,066
Annual variable compensation, comprising:	**3,425,423**	**44,490,376**	n/a	**47,915,799**
Bonus	(1)	(1)	(1)	(1)
Profit sharing	3,425,423	44,490,376	n/a	**47,915,799**
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	**581,843**	**5,825,294**	**n/a**	**6,407,137**
Benefits arising from termination of mandate	**n/a**	**n/a**	**n/a**	**n/a**
Stock-based compensation, including options	**17,227,457**	**147,167,108**	**n/a**	**164,394,565**
Total compensation	**51,554,676**	**231,034,969**	**924,630**	**283,514,275**

Other Information:

The 2020 Annual General Stockholders' Meeting approved an overall compensation amount of R$380 million for the members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for effective members and of R$6,000 for alternate members of the Supervisory Council. Approved compensation amounts may be paid either in local currency, Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.

2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.

3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to: fixed fees in shares and INSS for the Board of Directors, and INSS for the Board of Officers and Supervisory Council; and (ii) the amounts presented in "Stock-based compensation" include the amounts corresponding to INSS related to these installments.

4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the

Board of Officers. Accordingly, the amounts relating to the compensation of these members are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15.

5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies.

6. Average compensation amount per member was: Board of Directors, R$4,483,015 and Board of Officers, R$11,598,141. For further information on the Partners Program, please see item 8.1.

7. The number of members of each body is calculated based on the assumptions defined by CVM/SEP/CIRCULAR LETTER No. 01/2017.

8. The information about the board of directors, the statutory board of officers and the supervisory council take into account the date of election/removal of each of its members. Therefore, and to maintain the standard of information, we have changed the tables reported for the base year 2020.

8.3. With respect to the variable compensation of the Board of Directors, Statutory Board of Officers and Supervisory Council for the past three years and that expected for the current year, please prepare a table containing:

Expected for 2023

R$, unless otherwise indicated

			Board of Directors	Statutory Board of Officers	Supervisory Council	Total
a)	body					
b)	total number of members (people)		12.00	30.83	6.00	48.83
c)	number of members who are compensated		12.00	30.83	6.00	48.83
d)	With respect to bonuses:					
	i	minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii	maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii	amount provided for in the compensation plan should the targets established be achieved	(1)	(1)	(1)	(1)
	iv	amount effectively recognized in profit or loss for the fiscal year	(1)	(1)	(1)	(1)
e)	With respect to profit sharing:					
	i	minimum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	ii	maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
	iii	amount provided for in the compensation plan should the targets established be achieved	(2)	(2)	(2)	(2)
	iv	amount effectively recognized in profit or loss for the fiscal year	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 33,203,360; d ii 41,504,200; d iii 41,504,200; d iv n/a.

Board of Officers: e i 343,863,532; e ii 429,829,415; e iii 429,829,415; e iv n/a.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

For 2022

R$, unless otherwise indicated

		Board of Directors	Statutory Board of Officers	Supervisory Council	Total
a)	body				
b)	total number of members (people)	12.00	26.50	6.00	44.5
c)	number of members who are compensated	12.00	26.50	6.00	44.5
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan should the targets established be achieved	(1)	(1)	(1)	(1)
	iv amount effectively recognized in profit or loss for the fiscal year	(1)	(1)	(1)	(1)
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	4,661,339	72,285,254	n/a	76,946,592
	ii maximum amount provided for in the compensation plan	6,992,008	108,427,880	n/a	115,419,888
	iii amount provided for in the compensation plan should the targets established be achieved	5,826,673	90,356,567	n/a	96,183,240
	iv amount effectively recognized in profit or loss for the fiscal year	5,826,673	90,356,567	n/a	96,183,240

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 36,075,041; d ii 45,093,801; d iii 45,093,801; d iv 28,954,997.

Board of Officers: e i 308,406,858; e ii 385,508,573; e iii 385,508,573; e iv 307,823,425.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

For 2021 R$, unless otherwise indicated

a)	body	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
b)	total number of members (people)	12.17	25.25	6.00	43.42
c)	number of members who are compensated	12.17	25.25	6.00	43.42
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii Amount provided for in the compensation plan should the targets set be achieved	(1)	(1)	(1)	(1)
	iv amount effectively recognized in profit or loss for the fiscal year	(1)	(1)	(1)	(1)
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	4,248,664	65,254,701	n/a	69,503,365
	ii maximum amount provided for in the compensation plan	6,372,996	97,882,052	n/a	104,255,048
	iii amount provided for in the compensation plan should the targets set be achieved	5,310,830	81,568,377	n/a	86,879,207
	iv amount effectively recognized in profit or loss for the fiscal year	5,310,830	81,568,377	n/a	86,879,207

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 25,754,000; d ii 42,923,000; d iii 42,923,000; d iv 25,629,194.

Board of Officers: e i 199,667.000; e ii 332,778,000; e iii 332,778,000; e iv 298,610,655.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

For 2020

R$, unless otherwise indicated

		Board of Directors	Statutory Board of Officers	Supervisory Council	Total
a)	body	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
b)	total number of members (people)	11.50	19.92	6.00	37.42
c)	number of members who are compensated	11.50	19.92	6.00	37.42
d)	With respect to bonuses:				
	i minimum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
	iii amount provided for in the compensation plan should the targets set be achieved	(1)	(1)	(1)	(1)
	iv amount effectively recognized in profit or loss for the fiscal year	(1)	(1)	(1)	(1)
e)	With respect to profit sharing:				
	i minimum amount provided for in the compensation plan	2,056,000	26,695,000	n/a	28,751,000
	ii maximum amount provided for in the compensation plan	4,797,000	62,288,000	n/a	67,085,000
	iii amount provided for in the compensation plan should the targets set be achieved	3,425,423	44,490,376	n/a	47,915,799
	iv amount effectively recognized in profit or loss for the fiscal year	3,425,423	44,490,376	n/a	47,915,799

Notes:

1. (1) As mentioned in item 8.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 8.2. Therefore, the bonus item is zero.

Since there is not a "Stock-based compensation" field in this item, we present these amounts (provided in the "Stock-based compensation" field of item 8.2) as follows:

Board of Directors: d i 18,219,000; d ii 30,365,000; d iii 30,365,000; d iv 17,227,457.

Board of Officers: e i 163,371,000; e ii 271,938,000; e iii 271,938,000; e iv 147,167,108.

Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field "e"); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years; and to the Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

8.4 With respect to the stock-based compensation plan for the Board of Directors and Statutory Board of Officers in effect last fiscal year and expected for the current year, please describe:

a. General terms and conditions

Clarifications – how to disclose the information

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Granting Plan ("Stock Option Plan"), as described below.

(1) Compensation Policy – stock-based compensation

Annual fixed compensation in shares:

This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and curriculum vitae of members, in addition to market conditions and other factors that may be agreed between the members of the Board of Directors and the Itaú Unibanco Conglomerate.

To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares or paying the compensation.

The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period.

Annual variable compensation in shares:


Delivery of preferred shares
The grant is made in the year immediately after the performance year to which it relates.
Of the total granted, one-third vests each year over a period of three years after the award.
ITUB4
Performance year
Grant year
Year 1
Year 2
Year 3
Delivery years
ITUB4
The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.
From the grant date up to vesting dates, an amount equivalent to dividends and interest on equity will be payable through payroll over the shares being delivered, at each vesting date, adjusted by the Interbank Deposit Certificate rate (CDI).
These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

(2) Partners Program

Aimed at aligning the interests of our officers and employees with those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks.

This program is aimed at officers and employees who have a history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners of the holding company and partners. The main differences are presented below:


Participants may be elected to the category of Partner of the Holding Company or Partner and both of them will be eligible to receive shares as a return on the investment made through the Program (Matching).
Partners of the Holding Company
Indefinite term of office
Eligible to sucessive reappointments
Obligation to invest from 50% to 100% of net variable compensation.
Partners
Three-year term of office
Eligible to sucessive reappointments
Obligation to invest from 35% to 70% of net variable compensation.

Partners Program

Participants of the Partners Program are entitled to use part of the annual variable compensation to purchase preferred shares (ITUB4).


NET VARIABLE COMPENSATION
ITUB4
This investment must be retained for:
30% 3 years
70% 5 years
Partners of the Holding Company
50% 3 years
50% 5 years
Partners


Matching
Partners of the Holding Company and Partners are eligible to receive shares as a return on the investment made through the Program (Matching).
ITUB4
AVAILABLE FOR SALE
100%
Grant year
Year 1
Year 2
Year 3
Year 4
Year 5
Delivery
Of the total granted:
30% vests in the 3rd year and
70% vests in the 5th
(for Partners of the Holding Company)
50% vests in the 3rd year and
50% vests in the 5th
(for Partners)
DELIVERY YEAR
ITUB4
DELIVERY YEAR
ITUB4
Shares received will remain unavailable for sale for a five-year term as from each investment in shares.

The Partners Program may also consider other instruments derived from shares as opposed to actual shares.

The compliance of the investment periods mentioned above entitles the beneficiary, on the same dates, to hold the ownership of the Matching paid by the Company, which is delivered in preferred shares (ITUB4).

The share value considered at grant and delivery of shares is calculated on the seventh business day prior to each event, considering the average closure price of our preferred shares on B3 in the 30 days prior to calculation.

These deferred portions may be reduced or not paid due to a possible significant reduction in our Recurring Net Income or negative result in the applicable business area in the deferral period (Malus), except when the reduction or negative result arises from extraordinary, unpredictable and external events to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to management actions or omissions. The Compensation Committee may decide to apply the malus even in these cases.

In 2021, in order to make the program more comprehensive and competitive, the number of vacancies was extended.

Additionally, with a view to increasing liquidity for the participants, the partners shares are not available for sale for a maximum period of five years and not eight years like in previous years.

(3) Stock Option Plan

We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of the price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate participants of this program into the Conglomerate's development process in the medium- and long-terms.

Our Compensation Committee manages the Stock Option Plan, including aspects such as strike prices, vesting periods and terms of the options, in accordance with the rules provided for in the Plan.

The options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends.

No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS.

For further information on the Stock Option Plan, please see the Investor Relations website:

http://www.itau.com.br/relacoes-com-investidores/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan.

b. Date of approval and body in charge

The company's Stock Grant Plan is managed by the Compensation Committee and was approved by Extraordinary General Stockholders' Meeting of Itaú Unibanco Holding S.A. on April 26, 2022.

c. Maximum number of shares covered

In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used for compensation, in accordance with Resolution No. 3,921 of the National Monetary Council (CMN), including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted every year may not exceed the limit of 0.5% of all of the Issuer's shares that the stockholders hold at the balance sheet date of the same year.

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the subsequent seven (7) fiscal years.

d. Maximum number of options to be granted

The same as item c) above.

e. Conditions for the acquisition of shares

Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid upon the delivery of the shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year.

Partners Program: if they hold the ownership of these Own Shares, free of any liens or encumbrances or other suspensive conditions provided for in the Program Regulation for three- and five-year terms as from the initial investment, the return on the investment will be through the receipt of Partners Shares also for three- and five-year terms.

Stock Option Plan: shares are purchased as a result of exercising an option granted in accordance with the rules of the Stock Option Plan, provided that the vesting period has elapsed (see subitem "g" below), upon the payment of the strike price (see subitem "f" below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (see subitem "k" below).

f. Criteria for setting the purchase or exercise price

Stock-based compensation: to calculate the reference price of the Issuer's preferred shares that are used to compose the stock-based compensation, the average closing price of the shares on B3 in the thirty (30) days prior to the calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date.

Partners Program: to calculate the reference price of the Issuer's preferred shares that are used to compose the stock-based compensation, the average closing price of the shares on B3 in the thirty (30) days prior to the calculation will be used. This average price should be calculated on the seventh (7th) business day prior to the stock grant date.

Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon the granting of the option and will be determined as follows:

The option strike price is established based on the average price of the Issuer's preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the General Market Price Index (IGP-M) or, in its absence, an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3.

g. Criteria for setting the purchase or exercise period

Stock-based compensation: not applicable, since there is no exercise of options but rather a delivery of shares.

Partners Program: not applicable, since there is no exercise of options but rather a delivery of shares.

Stock Option Plan: options may only be exercised after the vesting period and outside the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon their issue and may last from one to seven years from the year of their issue. As a rule, the vesting period determined by the Committee is five (5) years.

h. Settlement method

Stock-based compensation: settlement occurs through the delivery of shares after the deferral periods.

Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program.

Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee.

i. Restrictions on the transfer of shares

Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions on the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date.

Partners Program: after receiving the Partners Shares within three and five years after the initial investment date, these shares will become unavailable for a period of five years from the initial investment date.

Stock Option Plan: the availability of shares subscribed by Beneficiaries by means of the exercise of the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee when they are granted. Therefore, the percentage of the shares that must remain unavailable, as well as the period of this unavailability, will be defined by this Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised.

j. Criteria and events that, when verified, will cause the suspension, change or termination of the plan

Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in the realized recurring net income of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon approval by the Compensation Committee and the Board of Directors.

Partners Program: Partners Shares yet to be received may not be delivered in the event of a significant decrease in the realized recurring net income of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval by the Compensation Committee or the Personnel Committee.

Stock Option Plan: the Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders' Meeting.

k. Effects of the withdrawal of a management member from the issuer's bodies on their rights provided for in the stock-based compensation plan

Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the maintenance of these shares.

Partners Program: the general rule when a member leaves is the termination of the Partners Shares granted but not yet delivered. The termination will take place on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the maintenance of these shares.

Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are removed from their office will have their options expired automatically. Management members' stock options will expire on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire upon the inception of said agreement. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position at the Itaú Unibanco Conglomerate.

Additionally, subject to the criteria established in the internal regulation, the Personnel Committee may determine the non-expiration of the options.

8.5. With respect to the stock-based compensation as stock options of the Board of Directors and Statutory Board of Officers recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. weighted average strike price of each of the following option groups:

i. outstanding at the beginning of the year

ii. lost and expired during the year

iii. exercised during the year

e. potential dilution in the case of exercise of all options granted

Granting of stock options is not scheduled nor any stock options were granted in the current year or in the past three years. The last granting of stock options was made in 2012, which were last exercised in 2019. Therefore, there were no stock options outstanding, lost and/or expired or exercised in the past three years.

8.6. With respect to each granting of stock options to the Board of Directors and Statutory Board of Officers for the past three years and to that expected for the current year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. grant date

e. number of options granted

f. term for the options to become exercisable

g. maximum term to exercise the options

h. term of restriction on the transfer of shares received from the exercise of options

i. fair value of the options on the grant date

j. multiplication of the number of shares granted by the fair value of the options on the grant date

No stock options were granted in the past three years and granting of stock options is not scheduled for the current year. The last granting of stock options was made in 2012.

8.7 With respect to the outstanding options of the Board of Directors and Statutory Board of Officers at the end of the previous year, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. options not yet exercisable

i. number

ii. date on which the options will become exercisable

iii. maximum term to exercise the options

iv. term of restriction to the transfer of shares

v. weighted average strike price for the year

vi. fair value of the options in the last day of the year

e. exercisable options

i. number

ii. maximum term to exercise the options

iii. term of restriction to the transfer of shares

iv. weighted average strike price for the year

v. fair value of the options in the last day of the year

f. fair value of the total options in the last day of the year

No stock options were outstanding in the past three years, since the last granting of stock options was made in 2012, which were last exercised and matured in 2019.

8.8. With respect to the options exercised relating to the stock-based compensation of the Board of Directors and Statutory Board of Officers for the past three years, please prepare a table containing:

a. body

b. total number of members

c. number of members who are compensated

d. number of shares

e. weighted average strike price

f. weighted average market price of shares relating to the options exercised

g. multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of shares relating to the options exercised

No stock options were exercised in the past three years, since the last granting of stock options was made in 2012, which were last exercised in 2019.

8.9. With respect to the stock-based compensation of the Board of Directors and Statutory Board of Officers, as shares to be directly delivered to the beneficiaries, recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing:

Expected for the current fiscal year 2023 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.00	30.83	42.83
number of members who are compensated	12.00	30.83	42.83
potential dilution in the case of granting all options to beneficiaries	0.030%	0.299%	-

Fiscal year 2022 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.00	26.50	38.50
number of members who are compensated	12.00	26.50	38.50
potential dilution in the case of granting all options to beneficiaries	0.035%	0.261%	-

Fiscal year 2021 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	12.17	25.25	37.42
number of members who are compensated	12.17	25.25	37.42
potential dilution in the case of granting all options to beneficiaries	0.020%	0.119%	-

Fiscal year 2020 – Annual amounts			
Body	**Board of Directors**	**Statutory Board of Officers**	**Total**
total number of members	11.50	19.92	31.42
number of members who are compensated	11.50	19.92	31.42
potential dilution in the case of granting all options to beneficiaries	0.012%	0.073%	-

8.10. With respect to each granting of shares to the Board of Directors and Statutory Board of Officers for the past three years and to that expected for the current year, please prepare a table containing:

Expected for the current fiscal year 2023 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	12.00		30.83	
number of members who are compensated	12.00		30.83	
grant date	05/04/2023	03/01/2024	03/01/2024	03/01/2024
number of shares granted	502,901	1,285,461	7,197,247	6,905,593
maximum term to deliver the shares	05/31/2024	1/3 each year	(1)	1/3 each year
term of restriction on the transfer of shares	no restriction	no restriction	At the 5th year	no restriction
fair value of the shares on the grant date	22.66	25.71	25.71	25.71
multiplication of the number of shares granted by the fair value of the shares on the grant date	11,395,737	33,049,202	185,041,220	177,542,796

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

Fiscal year 2022 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	12.00		26.50	
number of members who are compensated	12.00		26.50	
grant date	05/04/2022	03/01/2023	03/01/2023	03/01/2023
number of shares granted	502,901	1,126,214	6,029,022	6,180,472
maximum term to deliver the shares	05/31/2023	1/3 each year	(1)	1/3 each year
term of restriction on the transfer of shares	no restriction	no restriction	At the 5th year	no restriction
fair value of the shares on the grant date	22.66	25.71	25.71	25.71
multiplication of the number of shares granted by the fair value of the shares on the grant date	11,395,737	28,954,962	155,006,156	158,899,935

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

Fiscal year 2021 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	12.17		25.25	
number of members who are compensated	12.17		25.25	
grant date	05/03/2021	03/01/2022	03/01/2022	03/01/2022
number of shares granted	472,155	1,029,692	6,307,494	5,905,316
maximum term to deliver the shares	05/31/2022	1/3 each year	(1)	1/3 each year
term of restriction on the transfer of shares	no restriction	no restriction	At the 5th year	no restriction
fair value of the shares on the grant date	27.49	24.78	24.78	24.78
multiplication of the number of shares granted by the fair value of the shares on the grant date	12,979,541	25,515,768	156,299,701	146,333,730

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

Fiscal year 2020 – Annual amounts				
Body	**Board of Directors**		**Statutory Board of Officers**	
total number of members	11.50		19.92	
number of members who are compensated	11.50		19.92	
grant date	05/04/2020	03/01/2021	03/01/2021	03/01/2021
number of shares granted	356,270	491,206	1,790,139	2,743,903
maximum term to deliver the shares	05/31/2021	1/3 each year	50% in the 3th year 50% in the 5th year	1/3 each year
term of restriction on the transfer of shares	no restriction	no restriction	In the 5th and 8th years	no restriction
fair value of the shares on the grant date	33.78	33.75	33.75	33.75
multiplication of the number of shares granted by the fair value of the shares on the grant date	12,034,801	16,578,203	60,417,191	92,606,726

1. (1) Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively.

8.11. With respect to the shares delivered relating to the stock-based compensation of the Board of Directors and Statutory Board of Officers for the past three years, please prepare a table containing:

Fiscal year 2022 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.00	26.50
number of members who are compensated	12.00	26.50
number of shares	1,849,933	3,407,200
weighted average acquisition price	21.77	21.77
weighted average market price of shares acquired	23.75	25.47
multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- 3,662,867	- 12,606,640

Fiscal year 2021 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	12.17	25.25
number of members who are compensated	12.17	25.25
number of shares	1,640,711	3,262,848
weighted average acquisition price	21.77	21.77
weighted average market price of shares acquired	22.99	20.41
Multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- 2,001,667	4,437,473

Fiscal year 2020 – Annual amounts		
Body	**Board of Directors**	**Statutory Board of Officers**
total number of members	11.50	19.92
number of members who are compensated	11.50	19.92
number of shares	1,459,386	2,411,090
weighted average acquisition price	21.77	21.77
weighted average market price of shares acquired	21.89	31.30
multiplication of the shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired	- 175,126	- 22,977,688

8.12. Provide a brief description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as an explanation of the pricing model for the share and option price, indicating, at least:

a. pricing model

- **Options**: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the "Backward Induction method", from the knots of the maturity to the starting point.

- **Stock-based compensation:** the fair value of shares for stock-based compensation is the quoted market price of the Issuer's preferred shares on the grant date.

- **Partners Program:** the fair value of the Issuer's shares received is the quoted market price of the Issuer's preferred shares on the grant date discounted from the expected dividends.

b. data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate

- **Options**: The Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option.The assumptions used are described as follows:

    - Price of the underlying asset: the price of the Issuer´s preferred shares used for the calculation is the closing price on B3 on the calculation base date;

    - Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price;

    - Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer's preferred share, released by B3, adjusted by the IGP-M variation;

    - Dividend rate: is the average annual return rate in the past three years of Paid Dividends, plus the Interest on Capital of the Issuer's preferred share;

    - Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date;

    - Option expiration date: it will be established by the Personnel Committee upon the option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and

    - Option vesting period: the vesting period of each stock option series will be established by the Personnel Committee on the issue date, and this period may vary from one to seven years as from the issue date.

- **Stock-based compensation:** not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value.

- **Partners Program:** the market price of the Issuer's preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital.

c. method used and assumptions made to absorb the expected early exercise effects

Options: the option pricing uses the Binomial tree and takes into account the options vesting period. The vesting period of each series will be established by the Personnel Committee on the issue date, which may vary from one to seven years as from the grant date. As a rule, the vesting period determined by the Committee is five (5) years. After the end of the vesting period, the option can be exercised at any time until the option expiration date.

Stock-based compensation: not applicable because it is not an option and there is no early exercise.

Partners Program: not applicable because it is not an option and there is no early exercise.

d. method to determine expected volatility

Options: expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer's preferred share, adjusted by the IGP-M.

Stock-based compensation: not applicable because it is not an option and the market price is quoted at grant for the shares.

Partners Program: not applicable because it is not an option and the market price is quoted at grant for the shares.

e. if any other characteristic of the option was included in its fair value measurement

Options: the historical series is adjusted for splits, bonuses and reverse splits, among others.

Stock-based compensation: not applicable because it is not an option.

Partners Program: not applicable because it is not an option.

8.13 State the number of shares or quotas and other securities convertible into shares or quotas issued in Brazil or abroad by the issuer, its direct or indirect controlling stockholders, subsidiaries or jointly-controlled companies, held by members of the Board Of Directors, Statutory Board of Officers or Supervisory Council, grouped by body.

Base-date: 12/31/2022

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)		
		Shares			Shares			Shares			Shares			Shares		
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	4.574.018.738	24.779.296	4.598.798.034	12.516	7.819.151	7.831.667	-	14.560.934	14.560.934	155.816	2.676.499	2.832.315	-	1.610.713	1.610.713
Parent Companies	Companhia E.Johnston de Participações	6.548.000	13.096.000	19.644.000	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	2.090.913.596	-	2.090.913.596	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa S.A.	2.111.901.708	1.129.291.576	3.241.193.284	505	5.948.145	5.948.650	-	12.474	12.474	-	391.655	391.655	-	4.331	4.331
	IUPAR - Itaú Unibanco Participações S.A.	710.454.184	350.942.273	1.061.396.457	-	-	-	-	-	-	-	-	-	-	-	-
Under common control	Alpargatas S.A.	-	-	-	-	1.098.341	1.098.341	-	-	-	-	-	-	-	-	-
	Dexco S.A.	25.844.177	-	25.844.177	-	-	-	-	-	-	31.880	-	31.880	-	-	-

Note: The shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa - Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358; (2) except for those included in item "Parent Companies"; (3) except for those included in items "Parent Companies" and "Board of Directors"; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Supervisory Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

8.14. With respect to the pension plans in effect granted to the members of the Board of Directors and Statutory Board of Officers, please supply the following information in a table format:

a)	Body	**Board of Directors**			**Statutory Board of Officers**		
b)	number of members	4	1	1	8	7	13
c)	number of members who are compensated	4	1	1	8	7	13
d)	plan's name	ITAUBANCO CD	Futuro Inteligente	Flexprev PGBL	ITAUBANCO CD	Futuro Inteligente	Flexprev PGBL
e)	number of management members that are eligible for retirement	3	1	1	2	3	4
f)	conditions for early retirement	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age	50 years of age

g)	adjusted amount of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members	R$55,694,787	R$ 5,450,055	R$ 841,258	R$ 20,844,115	R$ 19,046,487	R$ 9,184,215
h)	total accumulated amount of contributions made last year, less the portion related to the contributions made directly by management members	R$546,194	R$ 0	R$ 114,000	R$ 990,973	R$ 1,423,734	R$ 1,619,352
i)	whether there is the possibility of early redemption and what the conditions are	No	No	No	No	No	No

Note:
1. The number of members who are compensated of each body (letter "c") corresponds to the number of management members who are active participants of the pension plans.

8.15. In a table, please indicate, for the past three years, with respect to the Board of Directors, Statutory Board of Officers and Supervisory Council:

Year ended		**December 31, 2022**		
a)	Body	**Board of Directors**	**Board of Officers**	**Supervisory Council**
b)	number of members	12.00	26.50	6.00
c)	number of members who are compensated	12.00	26.50	6.00
d)	amount of the highest individual compensation	R$15,648,000	R$ 59,188,000	R$ 236,000
e)	amount of the lowest individual compensation	R$ 2,442,000	R$ 3,758,000	R$ 96,000
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$5,336,038	R$ 16,812,675	R$ 161,333

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended		**December 31, 2021**		
a)	Body	**Board of Directors**	**Board of Officers**	**Supervisory Council**
b)	number of members	12.17	25.25	6.00
c)	number of members who are compensated	12.17	25.25	6.00
d)	amount of the highest individual compensation	R$14,256,000	R$ 52,966,000	R$ 180,000
e)	amount of the lowest individual compensation	R$ 2,392,000	R$ 3,150,000	R$ 72,000
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 4,778,137	R$ 16,604,654	R$ 126,000

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

Year ended		December 31, 2020		
a)	Body	**Board of Directors**	**Board of Officers**	**Supervisory Council**
b)	number of members	11.50	19.92	6.00
c)	number of members who are compensated	11.50	19.92	6.00
d)	amount of the highest individual compensation	R$10,392,000	R$ 34,737,000	R$ 220,500
e)	amount of the lowest individual compensation	R$ 2,643,000	R$ 2,588,000	R$ 88,200
f)	average amount of individual compensation (total compensation divided by the number of members who are compensated)	R$ 4,483,015	R$ 11,598,141	R$ 154,105

For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year.

8.16. Describe any contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer

Except for the possibility of keeping the deferred unpaid portions of the variable compensation, of the annual proportion amount, and of keeping some benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement.

8.17. With respect to the past three years and to that expected for the current fiscal year, please indicate the percentage of total compensation of each body recognized in the issuer's profit or loss related to members of the board of directors, statutory board of officers or supervisory council that are parties related to the direct or indirect controlling stockholders, as determined by the accounting rules that address this matter

2023			
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	77%	0%	0%

2022			
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	74%	0%	0%

2021			
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	73%	0%	0%

2020			
Body	Board of Directors	Statutory Board of Officers	Supervisory Council
Related parties	61%	0%	0%

8.18. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in the issuer's profit or loss as compensation of the members of the Board of Directors, Statutory Board of Officers or Supervisory Council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided

As mentioned in item 8.1 of this document, members of the Board of Directors, Statutory Board of Officers and Supervisory Council are not compensated for participating in statutory and non-statutory committees of subsidiaries or affiliates.

8.19. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in profit or loss of the Issuer's direct or indirect parent companies, companies under common control and subsidiaries as compensation of the members of the issuer's Board of Directors, Statutory Board of Officers or Supervisory Council, grouped by body, specifying the reason such amounts were paid to these people

The amounts specified in the tables below were attributed to fixed monthly compensation, benefits and annual variable compensation.

Expected for the current fiscal year		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	0
Issuer's subsidiaries	-	498,881,307	-	498,881,307
Companies under common control	-	-	-	0

2022		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	0
Issuer's subsidiaries	-	359,587,399	-	359,587,399
Companies under common control	-	-	-	0

2021		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	0
Issuer's subsidiaries	-	342,916,318	-	342,916,318
Companies under common control	-	-	-	0

2020		compensation received due to the position held in the Issuer - R$		
	Board of Directors	Statutory Board of Officers	Supervisory Council	Total
Direct and indirect parent companies	-	-	-	0
Issuer's subsidiaries	-	217,161,147	-	217,161,147
Companies under common control	-	-	-	0

8.20. Supply other information that the issuer may deem relevant

As of the base year 2021, the amount of the annual compensation does not include social charges, in accordance with the guidance in CVM/SEP/CIRCULAR LETTER No. 1/2021. The annual compensation assigned to management members for fiscal year 2020 takes into account the social charges (INSS), as previously disclosed to the market.

9.1 and 9.2 Regarding the independent auditors, please indicate:

	2022
Is there an auditor?	YES
Auditor's Brazilian Securities and Exchange Commission ("CVM") Code	2879
Corporate name	Pricewaterhousecoopers Auditores Independentes
Corporate Taxpayer's Registry (CNPJ) number	61.562.112/0001-20
Service engagement date	02/24/2022
Initial date of service provision	01/01/2022
End date of service	
Description of services engaged	1. Auditing our annual consolidated financial statements, reviewing our quarterly financial statements, as well as auditing and reviewing the financial statements of our subsidiaries, services relating to the issuance of comfort letters in securities offerings, issuance of reports required by regulatory agencies, and auditing internal controls relating to the requirements of the Sarbanes-Oxley Act; 2. Independent assurance work on internal controls, including certain services provided to clients; sustainability report, MD&A report (Management Discussion & Analysis) and Integrated Annual Report; certain commitments undertaken with regulators; compliance with financial covenants and Accounting Evaluation Reports; 3. Review of tax calculations and assessment and adherence to tax regulations; 4. Acquisition of technical materials.
Total amount of the fees of the independent auditors separated by service	The remuneration of the independent auditors for the last fiscal year, ending on December 31, 2022 corresponds to the amount of R$ 79,194 thousand, which includes the amounts referring to audit and audit-related services R$ 78,339 thousand and other services R$ 855 thousand.
Justification for replacement	Not applicable, since there was no replacement of the independent auditor
Any reasons presented by the auditor contrasting with the Issuer's justification for their replacement	Not applicable, since there was no replacement of the independent auditor

9.3. If the auditors or people related to them, according to the rules of independence of the Federal Accounting Council, have been engaged by the issuer or people of its economic group, to provide services other than audit services, please describe the policy or procedures adopted by the issuer to avoid the existence of a conflict of interest or loss of independence or objectivity of its independent auditors

The policy adopted by us and our subsidiaries when engaging non-audit services from our independent auditors is based on the applicable regulation and internationally accepted principles that preserve the auditors' independence. These principles consist of:

(a) the auditor must not audit their own work;

(b) the auditor must not perform management duties at their client's; and

(c) the auditor must not promote the interests of their client.

9.4. Supply other information that the issuer may deem relevant

The policy adopted by Itaú Unibanco Holding's Audit Committee to avoid conflicts of interest or loss of independence or objectivity of its independent auditors is aimed at ensuring that the independence principles have been observed when the services were contracted and provided, including their approval upon contracting. These responsibilities are formalized in the Audit Committee's Regulation and in corporate policies

Additional information on items 9.1/9.2:

With respect to the Service Period – The service contracting date will be retroactive to January 1 of the year in question, corresponding to the beginning of the legal relationship between the Parties.

With respect to the service period of the technician in charge – The contracting will be in force until the end of the audit service and the issuance of the respective reports related to the base date December 31 of the year in question.

10. Human Resources

10.1. Describe the issuer's human resources, supplying the following information:

a. number of employees, total and by groups, based on the activity performed, the geographic location and diversity indicators, which, within each hierarchical level of the issuer, cover:

Number of employees by gender statement:	female	male	nonbinary	others	prefer not to answer
leadership	651	764	2	0	11,098
not leadership	3,394	3,331	62	0	73,489
total = 92,791	4,045	4,095	64	0	84,587

Number of employees by color or race declaration:	yellow	white	black	grizzly	Indigenous	others	prefer not to answer
leadership	403	9,946	346	1748	14	0	58
not leadership	2,243	53,464	5,008	18390	148	0	1,023
total = 92,791	2,646	63,410	5,354	20,138	162	0	1,081

Number of employees by position and age group:	Under 30 years old	From 30 to 50 years old	Over 50 years old
leadership	731	10,404	1,380
not leadership	33,132	42,921	4,223
total = 92,791	33,863	53,325	5,603

Number of employees by position and geographic location and geographic location:	North	Northeast	Center-West	Southeast	South	Exterior
leadership	191	647	471	10,258	948	0
not leadership	1,012	3,842	2,671	67,378	5,373	0
total = 92,791	1,203	4,489	3,142	77,636	6,321	0

Number of employees by geographic location and gender:	female	male	nonbinary	others	prefer not to answer
North	17	21	0	0	1,165
Northeast	87	105	1	0	4,296
Center-West	46	78	0	0	3,018
Southeast	3,735	3,722	63	0	70,116
South	160	169	0	0	5,992
Exterior	0	0	0	0	0
total = 92,791	4,045	4,095	64	0	84,587

Number of employees by geographic location and color or race:	yellow	white	black	grizzly	Indigenous	others	prefer not to answer
North	35	444	55	650	6	0	13
Northeast	120	2,092	338	1,871	9	0	59
Center-West	142	1,663	169	1,117	8	0	43
Southeast	2,266	53,913	4,662	15,770	133	0	892
South	83	5,298	130	730	6	0	74
Exterior	0	0	0	0	0	0	0
total = 92,791	2,646	63,410	5,354	20,138	162	0	1,081

Number of employees s by geographic location and age group:	Under 30 years old	From 30 to 50 years old	Over 50 years old
North	496	656	51
Northeast	1,295	2,768	426
Center-West	1,226	1,710	206
Southeast	28,107	45,023	4,506
South	2,739	3,168	414
Exterior	0	0	0
total = 92,791	33,863	53,325	5,603

b) Number of outsourced employees (total, by groups broken down into activities performed and geographical location)

Outsourced workers (by activity)	December 31,		
	2022	2021	2020
Surveillance	21,884	22,356	16,738
Cleaning	6,270	3,402	4,466
Maintenance	4,033	7,387	1,350
IT	4,774	4,581	5,827
Logistics/Mail room	5,448	6,391	3,853
Sales representatives [2]	-	-	9,945
Legal services	3,423	-	-
Other [1]	5,183	2,134	981
Call Center	17,373	21,244	16,179
Debt collection offices	345	2,980	3,109
Total	68,733	70,475	62,448

(1) Including Facilities, HR Services, and Temporary labor.

(2) This is no longer reported as of July/2021, as it does not fit into the activity, does not have a labor option, is considered a partner of the bank and not as suppliers.

Outsourced workers (by region)	December 31,		
	2022	2021	2020
South	5,319	7,304	5,292
Southeast	36,130	39,421	42,423
Central-west	2,489	3,148	1,919
Northeast	11,857	14,116	9,842
North	1,291	1,877	1,107
Not identified	11,647	4,609	1,865
Total	68,733	70,475	62,448

c. turnover rate

The turnover rate is the ratio between the total number of dismissals and the average number of active employees in a given period (sum of active employees at the beginning and end of the period divided by two). There was a reduction of 1 p.p. in the turnover rate. Turnover among men (15.0%) was slightly higher than among women (14.3%).

Total turnover rate

	2022	2021	2020
Voluntary	5.5%	7.7%	3.3%
Involuntary	9.1%	7.9%	4.4%

Note: voluntary dismissal refers to when the initiative comes from the employee, and involuntary dismissal is when the initiative comes from the employer.

10.2 Comment on any relevant changes that have occurred with respect to the figures disclosed in item 10.1 above

Committed to accelerating our digital transformation process, we made hires in the technology area, which led our workforce to increase by 0.9% over the same period last year.

10.3. Describe the issuer's employee compensation policies and practices, informing:

a. Salary and variable compensation policy

We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from independent specialized consulting firms, participation in surveys carried out by other banks, and participation in specialized compensation forums.

The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees' fixed compensation vary according to the Promotion and Merit Policy, which takes into account employees' seniority and their individual performance while carrying out duties.

Variable compensation, in turn, acknowledges the level of dedication, results achieved and the short, medium and long-term sustainability of these results.

Furthermore, employees are entitled to salary adjustments and profit sharing, in accordance with the collective bargaining agreements applicable to the respective jurisdictions.

b. Benefit policy

We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent the professional categories of our employees. The conditions for entitlement to these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.).

Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) health check-up; (v) parking. The grant of these benefits may vary in accordance with the employee's category, the market or regulatory considerations about jurisdictions applicable to a particular employee.

Additionally, the following benefits are offered to all employees:

- Special benefits in banking products and services;
- Itaú Unibanco Club;
- Gympass and Totalpass (nationwide chains of fitness centers);
- Discounts and facilities for payment in drugstores;
- Psychosocial services;
- Advantages through discounts in products and services for the Bank's employees.

c. Characteristics of the stock-based compensation plans to non-management employees, identifying:

i. groups of beneficiaries

ii. exercise conditions

iii. strike prices

iv. exercise terms

v. number of shares committed by the plan

We have a preferred stock-based profit-sharing program for a specific target audience aimed at recognizing those who stood out during the year in question:


Stock-based
profit sharing
ITUB4
ITUB4
ITUB4
The program consists of
granting preferred shares (ITUB4)
or equivalent instruments
Subject to the limits
established by the
Compensation Committee
Eligible audience
managers

Additionally, for the purpose of retaining/shielding key professionals whose departure would have a major impact on the organization and/or significantly favor the competition, we have another preferred stock-based profit sharing for a specific target audience.


Stock-based profit sharing
ITUB4
ITUB4
ITUB4
The program consists of granting preferred shares (ITUB4) or equivalent instruments
Subject to the limits established by the Compensation Committee
Eligible audience
superintendents and managers

We also have an institutional program called the Partners Program, the details on which are included in item 8.4 a) (2) of this document.

Delivery of preferred shares


ITUB4
The number of preferred shares or shared-based instruments granted is determined by the following factors:
Financial results of the company
Results of the department
Individual Performance
The grant represents an additional percentage over the individual's Profit Sharing value with pre-established amount limits by the program.
The grant is made in the year immediately after the performance year to which it relates.
Of the total granted, one-third vests each year over a period of three years after the award.
ITUB4
Perfomance year
Grant year
Year 1
Year 2
Year 3
Delivery years
ITUB4
To calculate the value of the shares, the average price of our preferred shares on B3 in the 30 days prior to calculation is used. The calculation is made on the seventh business day prior to the delivery date.
Upon the delivery of shares, the amounts corresponding to dividends and interest on capital calculated from the grant date up to the delivery of shares to management members are paid, adjusted by the profitability rate of the Interbank Deposit Certificate (CDI).

d. ratio of (i) the highest individual compensation (taking into consideration the composition of the compensation with all items described in field 8.2.d) recognized in the issuer's profit in the past year, including the compensation of a statutory management member, if applicable; and (ii) the average individual compensation of the issuer's employees in Brazil, excluding the highest individual compensation, as recognized in its profit in the past year

As indicated in item 8.15.d), the highest individual compensation, recognized in the issuer's profit in the past year was R$59,188,000 and represents 157.5 times the average compensation of the issuer's employees in Brazil, excluding the highest individual compensation.

10.4 Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the past three years

We have a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. Meetings between the company and the labor unions are constantly held to discuss themes for furthering a good organizational climate and to discuss matters relating to the organization and workplace safety. We meet to discuss specific collective bargaining agreements, such as Profits or Results Sharing, Time Clock Registration and Working Day Compensation (work-hour tracking) schemes, among others.

With respect to labor relations, we recognize the labor unions as legitimate representatives of our employees. We guarantee our employees' rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities, always recognizing the rights and prerogatives of those elected to executive positions in the unions pursuant to the current Brazilian legislation and the collective agreements for each professional category to which we are a party. The company has 1044 active employees with roles in the various boards of directories of the representative labor unions. As set forth in the collective labor agreement for bank employees, 458 work full time for these union entities. In addition, we allow the unions to hold membership campaigns and,

when requested, to hold meetings between the union entities, our managers and employees, with a view to seeking negotiated solutions in a respectful manner and in line with ethical principles.

We note that all activities within the scope of relations with union entities are conducted with a focus on innovation and negotiated solutions with a view to minimizing possible differences and conflicts involving our employees.

At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that affect the routine of employees or modify their rights are widely disclosed by the company's various means of communication. Among such means are e-mail, videos, electronic media, advertising totems, our internal magazine and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal, to which they may have recourse in the event of questions.

We are a party to an annual round table consisting of labor unions representing bank, insurance and finance employees professional associations, and employer associations for the collective drafting of agreements that define employee rights and benefits. In the last years, the banking sector has not faced strikes or significant interruptions in its operations.

Notwithstanding the foregoing, we believe that the way to solve labor disputes is through direct negotiation, avoiding litigating issues which can be resolved through an exhaustive process of dialog and transparency in relations with labor union entities.

10.5 Supply other information that the issuer may deem relevant

<u>Information of item 10.1:</u>

10.1. Describe the issuer's human resources, supplying the following information:

a. number of employees, total and by groups, based on the activity performed, the geographic location and diversity indicators, which, within each hierarchical level of the issuer, cover:

The information provided is based on the base date of December 31, 2022.

The "prefer not to answer" category includes employees who did not answer the self-declaration and those who answered the "prefer not to answer" option.

v. other diversity indicators that the issuer deems relevant

Another important pillar of diversity is the LGBT+ agenda. According to the results of our December 2022 Diversity Survey, which is anonymous, confidential and annual, 15% of employees self-declared that they belonged to the LGBT+ community. Our goal on this front is to promote awareness and combat discrimination in relationships or processes, ensuring a respectful, welcoming and safe environment for all.

11. Transactions with Related Parties

11.1. Describe the issuer's rules, policies and practices regarding transactions with related parties, as defined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the web the document can be found

Our policy on transactions with related parties (Transactions with Related Parties Policy) defines the concept of related party, according to accounting standards, and sets out rules and procedures for this type of transaction. This policy establishes that such transactions must be carried out in writing, under market conditions, in accordance with our internal policies (such as specific guidance in our Code of Ethics) and disclosed in our financial statements, according to the materiality criteria defined by the accounting standards.

Transactions or sets of transactions with related parties involving amounts higher than R$2 million in the period of twelve (12) successive months must be approved by our Related Parties Committee, composed entirely of independent members of our Board of Directors. Additionally, these transactions are reported to the Board of Directors on a quarterly basis.

To access our Transactions with Related Parties Policy, approved by the Board of Directors and last updated in August 2022, please see:

www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Policies > Policy on Transactions with Related Parties.

CMV Resolution No. 80/22 requires that transactions with related parties meeting the conditions set forth in Attachment F to this rule are to be disclosed in accordance with the terms defined in such rule.

The practices adopted by the Issuer comply with the Brazilian Corporate Governance Code's recommendations, thus ensuring that transactions with related parties are at all times carried out in the Company's best interest, with independence and transparency.

The main unconsolidated related parties are as follow:

• Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (stockholder of IUPAR) and Itaúsa S.A., direct and indirect stockholders of Itaú Unibanco Holding S.A.

• Non-financial associates, subsidiaries and jointly-controlled subsidiaries of Itaúsa S.A., notably: Dexco S.A., Copagaz – Distribuidora de Gás S.A. Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc. (as of October 1, 2021).

• Investments in associates and jointly-controlled subsidiaries, the main ones being: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., and XP Inc. (until May 31, 2021).

• Fundação Itaú Unibanco – Previdência Complementar – and FUNBEP – Fundo de Pensão Multipatrocinado, close-end private pension companies that manage supplementary retirement plans sponsored by Itaú Unibanco Holding, set up exclusively for its employees.

• Associação Cubo Coworking Itaú – a partner of Itaú Unibanco Holding whose purpose is to encourage and promote: discussions, the development of technologies, alternative and innovative solutions and business models, the production and disclosure of the resulting technical and scientific knowledge, the attraction and gathering of new information technology talents that may be characterized as startups and research, development and the establishment of entrepreneurship and startup ecosystems.

• Foundations and institutes maintained by Itaú Unibanco Holding's donations and proceeds generated by its assets to accomplish their purposes, as well as to support the operational and administrative structure:

• Fundação Itaú para Educação e Cultura – promotes education, culture, social welfare, protection and guarantee of rights, as well as the strengthening of civil society.

• Instituto Unibanco – supports projects aimed at social welfare, notably education, culture, promotion of integration into the labor market and environmental protection, directly and/or additionally through civil society institutions.

• Instituto Unibanco de Cinema – promotes culture in general and the access of low-income population to cinematography, videography and similar productions, and, to this end, it must maintain its own movie theaters or

movie theaters under its management and movie clubs to screen films, videos, video-laser discs and other related activities, as well as to screen and disclose movies in general, especially those produced in Brazil.

• Associação Itaú Viver Mais – provides social services for the wellbeing of the beneficiaries, in the form and conditions set by its internal regulation and according to available funds. Among other things, these services may include the promotion of cultural, educational, sports, leisure and health care activities.

11.2. Except of the transactions that fall under the assumptions of article 3, II, "a", "b" and "c" of Exhibit 30-XXXIII, inform, with respect to transactions with related parties that, according to accounting standards, must be disclosed in the issuer's individual or consolidated financial statements and that have been entered into in the last fiscal year or are in effect in the current year:

a. name of the related parties

b. relationship of the parties with the issuer

c. date of transaction

d. subject matter of the agreement

e. whether the issuer is a creditor or debtor

f. amount involved in the transaction

g. existing balance

h. amount corresponding to the interest of the related party in the transaction, if it can be calculated

i. related guarantees and insurance

j. duration

k. conditions of termination or extinction

l. nature of and reasons for the operation

m. interest rate charged, if applicable

Name of related party	Relationship of party with issuer	Subject matter of agreement	Transaction date	Amount involved in transaction	Interest rate	Existing balance	Corresponding amount of such related party in transaction, if calculation is possible	Related guarantees and insurance	Term (maturity)	Related guarantees and insurance	Type of and reasons for transaction	Issuer contractual position (creditor or debtor)
Other related parties	Affiliate and non-financial affiliate of Itaúsa S.A.	Interbank Liquidity Applications	01/15/2016	3,402,000,000	13.40%	3,835,000,000	0.00	No	11/15/2024 to 03/01/2028	No	Repurchase agreements	Creditor
Dexco S.A.	Non-financial subsidiary of Itaúsa S.A.	Loan operations	03/16/2020	500,000,000	CDI + 1.45%	623,000,000	0.00	No	03/16/2023	No	Credit	Creditor
Other related parties	Affiliate and non-financial affiliate of Itaúsa S.A.	Loan operations	01/03/2022	45,000,000	0%	45,000,000	0.00	No	07/03/2024	No	Credit	Creditor
Investment funds	Funds	Securities and derivative financial instruments (asset and liability positions)	12/30/2022	230,000,000	0%	230,000,000	0.00	No	Indeterminate	No	Application in investment funds	Creditor
CCR S.A.	Non-financial subsidiary of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	04/01/2020	1,998,000,000	CDI + 1.7% / 9.76%	2,138,000,000	0.00	No	06/24/2023 to 01/15/2036	No	Debentures	Creditor
Copagaz – Distribuidora de Gás S.A.	Non-financial subsidiary of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	12/22/2020	1,024,000,000	CDI + 1.7% to 2.95%	1,024,000,000	0.00	No	12/22/2030 and 01/20/2029	No	Debentures	Creditor
Itaúsa S.A.	Controller	Securities and derivative financial instruments (asset and liability positions)	12/15/2020	1,167,000,000	CDI + 2% to 2.4%	1,199,000,000	0.00	No	12/15/2030 e 06/15/2031	No	Debentures	Creditor
Águas do Rio 4 SPE S.A.	Non-financial subsidiary of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	07/30/2021	706,000,000	CDI + 3.5%	706,000,000	0.00	No	11/11/2023	No	Debentures	Creditor
Aegea Saneamento e Participações S.A.	Non-financial subsidiary of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	03/10/2020	285,261,873	CDI + 1.7% / 16.76%	306,000,000	0.00	No	03/11/2023 e 05/15/2029	No	Debentures	Creditor
Other related parties	Affiliate and non-financial affiliate of Itaúsa S.A.	Securities and derivative financial instruments (asset and liability positions)	07/30/2021	269,067,021	CDI + 1.35% to 3.5%	410,000,000	0.00	No	11/11/2023	No	Debentures	Creditor
CCR S.A.	Non-financial subsidiary of Itaúsa S.A.	Deposits	06/30/2022	2,026,000,000	98% to 103% CDI	2,026,000,000	0.00	No	06/30/2023 a 12/26/2023	No	abstractions	Debtor

Aegea Saneamento e Participações S.A.	Non-financial subsidiary of Itaúsa S.A.	Deposits	12/24/2020	11,000,000	97% to 100% CDI	11,000,000	0.00	No	04/29/2023	No	abstractions	Debtor
Alpargatas S.A.	Non-financial jointly-controlled subsidiary of Itaúsa S.A.	Deposits	12/13/2022	150,000,000	101% CDI	150,000,000	0.00	No	12/08/2023	No	abstractions	Debtor
Other related parties	Affiliates	Deposits	04/01/2020	243,624,224	75% to 101% CDI	304,000,000	0.00	No	09/30/2024	No	abstractions	Debtor
Other related parties	Affiliate, non-financial affiliate of Itaúsa S.A. and Entities held by Itaú Unibanco Holding	Open market funding	12/20/2022	19,000,000	82% to 85% CDI	19,000,000	0.00	No	02/15/2026 a 04/02/2030	No	abstractions	Debtor
Copagaz – Distribuidora de Gás S.A.	Non-financial subsidiary of Itaúsa S.A.	Acceptances and Issuance Resources	09/13/2022	27,000,000	103% CDI	49,000,000	0.00	No	09/13/2024 a 10/18/2024	No	abstractions	Debtor
Fundação Itaú Unibanco - Previdência Complementar	Entity maintained by Itaú Unibanco Holding	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	81,000,000	0%	81,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Debtor
Olímpia Promoção e Serviços S.A.	Affiliates	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	4,000,000	0%	4,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Creditor
FUNBEP - Fundo de Pensão Multipatrocinado	Entity maintained by Itaú Unibanco Holding	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	196,000,000	0%	196,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Debtor
Itaúsa S.A.	Controller	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	20,000,000	0%	20,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Creditor
ConectCar Soluções de Mobilidade Eletrônica S.A.	Affiliates	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	5,000,000	0%	5,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Debtor
Other related parties	Affiliates	Amounts Receivable (Payable) / Income from the Provision of Services and/or Others and General and Administrative Expenses	01/01/2022	170,000,000	0%	170,000,000	0.00	No	12/31/2022	No	Investment management, portfolio administration, and pension management	Creditor
Associação Cubo Coworking Itaú	Entity maintained by Itaú Unibanco Holding	Sponsorships	01/01/2022	28,000,000	0%	28,000,000	0.00	No	12/31/2022	No	Sponsorships	Debtor

n. measures taken to address conflicts of interest

The transactions between Itaú Unibanco Holding S.A. and its related parties were carried out in compliance with our Transactions with Related Parties Policy, which establishes governance with our measures to address potential conflicts of interest for this type of transaction.

The governance for approval of transactions with related parties provides for the need for transactions to comply with the principles of equality and transparency for stockholders and investors, to be carried out under market conditions, entered into in writing and, when necessary, reported to the market.

Additionally, the transactions that involve an amount higher than R$2 million are submitted to the Related Parties Committee (composed of three independent members of the Board of Directors), which may be contrary to the transaction in the event a conflict of interest with the Itaú Unibanco Conglomerate or its stockholders is identified.

o. statement of the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

These transactions were carried out at amounts and rates and on terms that are usual in the market, on an arm's length basis, and do not give rise to any benefit or loss to the parties, particularly:

• Loan Operations – loans granted at rates and terms that are similar to those applied to transactions carried out in the market.

• Interbank Deposits – agreed-upon rates and terms that are similar to those applied to transactions carried out in the market.

securities and derivative financial instruments – agreed-upon rates and terms that are similar to those adopted in the market.

• Deposits received under securities repurchase agreements – the rates adopted are similar to those applied to operations with third parties.

• Donations and sponsorships – as a financial institution, we recognize our role as transformation agents and social development promoters. Accordingly, we encourage projects focused on education, culture, sports, urban mobility, aging and entrepreneurship. We believe that these pillars allow us to achieve our purpose: encourage people's transformation power.

The selection process for the projects that we support through sponsorships and/or donations involves the evaluation by dedicated governance with criteria set forth in our corporate Sponsorship and Donation policies and applicable legislation. Therefore, all projects must be consistent with our strategy, purpose and pillars.

• Rental expenses – in accordance with the usual market practices.

• Amounts receivable/payable and Banking service fees – the amounts, terms and rates adopted are similar to those applied to transactions with third parties and refer to investment, portfolio and pension plan management services.

11.3. Supply other information that the issuer may deem relevant

None.

12. Capital Stock and Securities

12.1 Elaborate a table containing the following information about capital stock:

Type of capital	Date of authorization or approval	Capital Value R$	Term for Payment	Number of common shares	Number of preferred shares	Total number of shares
a) capital issued, specifying class and type	01/31/2021	90,729,000,000.00	n/a	4,958,290,359	4,845,844,989	9,804,135,348
b) subscribed capital, specifying class and type	01/31/2021	90,729,000,000.00	n/a	4,958,290,359	4,845,844,989	9,804,135,348
c) paid up capital, specifying class and type	01/31/2021	90,729,000,000.00	na	4,958,290,359	4,845,844,989	9,804,135,348
d) term for the payment of capital that has not yet been paid up, specifying class and type	n/a	n/a	n/a	n/a	n/a	n/a
e) authorized capital, informing the remaining limit for new issues, in number of shares or capital value	07/27/2018	n/a	n/a	1,630,159,641	1,742,605,011	3,372,764,652
f) securities convertible into shares and conditions for conversion	n/a	n/a	n/a	n/a	n/a	n/a

12.2 Foreign issuers must describe the rights of each class and type of share issued and the rules of their home country and the country in which the shares are held in custody with respect to:

a. right to dividends

b. voting rights

c. convertibility into another class or type of share, indicating

i. conditions

ii. effects on the capital stock

d. capital reimbursement rights

e. the right to participate in a public offering for the sale of control

f. restrictions to circulation

g. conditions for alteration of the rights assured by such securities

h. possibility of share redemption, indicating

i. hypotheses for redemption

ii. redemption value calculation formula

i. cases of cancellation of registration, as well as the rights of the holders of securities in this situation

j. cases in which security holders will have preemptive rights for the subscription of shares, securities backed by shares or securities convertible into shares, as well as the respective conditions for exercising this right, or cases in which this right is not guaranteed, if applicable

k. other relevant characteristics

Not applicable, since we are not foreign issuers.

12.3 Describe other securities issued in Brazil that are not shares and have not matured or been redeemed, indicating:

a. identification of the security

b. quantity

c. global nominal value

d. issue date

e. outstanding debit balance on the closing date of the last fiscal year

f. restrictions on circulation

g. convertibility into shares or conferral of the right to subscribe to or purchase shares of the issuer, informing

i. conditions

ii. effects on the capital stock

h. possibility of redemption, informing

i. hypotheses for redemption

ii. formula for calculating the redemption value

i. when the securities are debt securities, indicate, when applicable

i. maturity, including the conditions for early maturity

ii. interest

iii. guarantee and, if real, description of the object

iv. in the absence of guarantee, whether the credit is unsecured or subordinated

v. any restrictions imposed on the issuer regarding

- the distribution of dividends

- Disposal of certain assets

- Contracting new debts

- issuing new securities

- corporate transactions involving the issuer, its controlling shareholders or subsidiaries

vi. the fidentiaries, indicating the main terms of the contract

j. conditions for altering the rights assured by such securities

k. other relevant characteristics

None. For securities issued abroad by Itaú Unibanco Holding S.A., please refer to item 12.7.

12.4 Number of holders of each type of security described in item 12.3, ascertained at the end of the previous year

i. individuals

ii. legal entities

iii. institutional investors

None.

12.5. Indicate the Brazilian markets in which the issuer's marketable securities are admitted for trading

The shares of Itaú Unibanco were listed for trading on B3 S.A. - BRASIL, BOLSA, BALCÃO on March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944.

In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that voluntarily signed up to the Differentiated Corporate Governance Index of B3 S.A. - BRASIL, BOLSA, BALCÃO – Level I on June 22, 2001.

12.6 Trading in foreign markets

Justification for not completing the table:

Due to the structure of the table in the system, we present the information of this item in item 12.9.

12.7 Securities issued abroad

Justification for not completing the table:

Securities issued abroad by Itaú Unibanco Holding S.A. are described in item 12.9 of this Form.

12.8 In case the issuer has publicly offered securities in the past three fiscal years, please indicate

a. how the resources resulting from the offer were used

Not applicable. There has been no public offering of securities in the last three fiscal years.

b. if there were relevant deviations between the effective application of the funds and the application proposals disclosed in the prospectuses of the respective distribution

Not applicable. There has been no public offering of securities in the last three fiscal years.

c. in case there were deviations, the reasons for such deviations

Not applicable. There has been no public offering of securities in the last 3 fiscal years.

12.9. Supply other information that the issuer may deem relevant

Information from item 12.6

12.6. With respect to each type and class of security admitted for trading in foreign markets, please indicate:

	ITUB *(ADS - American Depositary Share)*	*Medium-Term Note Programme*
a. country	United States of America	Grand Duchy of Luxembourg
b. market	New York Stock Exchange	Luxembourg Stock Exchange
c. administrative entity of the market in which the securities are admitted for trading	*U.S. Securities and Exchange Commission*	*Commission de Surveillance du Secteur Financier*
d. date of admission for trading	May 31, 2001	Depending on the issue
e. if applicable, please indicate the trading segment	Level II	Euro MTF
f. date on which the securities were first listed in the trading segment	February 21, 2002	Depending on the issue
g. percentage of trading volume abroad in relation to the total trading volume of each class and type in the previous year (1)	54.0%	N/A
h. if applicable, the proportion of deposit certificates abroad in relation to each class and type of shares (2)	18.8%	N/A
i. if applicable, depository bank	*The Bank of New York Mellon*	*The Bank of New York Mellon*
j. if applicable, custodian institution	Itaú Unibanco Holding S.A.	*The Bank of New York Mellon*

(1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2022. Source: Economática.

(2)) Balance of outstanding ADSs in relation to the preferred shares of the capital stock outstanding on December 31, 2022.

In the United States

Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the SarbanesOxley Act of 2002.

Our ADSs are issued by The Bank of New York Mellon, as a depositary, under the terms of the deposit agreement dated May 31, 2001, as amended on February 20, 2002, on April 3, 2009, and on August 17, 2018, in force as of August 27, 2018 and January 6, 2020, between us, the depositary and the holders and beneficial owners of the ADSs from time to time. The depositary's principal executive office is located at 240 Greenwich Street, New York, New York 10286.

ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights.

Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation.

In the event of a capital increase that maintains or increase the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilution of their interests.

Information from item 12.7

12.7. Describe securities issued abroad, when relevant, indicating, if applicable:

a) identification of the security, indicating the jurisdiction:

b) number;

c) total face value;

d) issue date;

f) restrictions on trading;

g) convertibility into shares or concession of right to subscribe or purchase the issuer's shares, indicating:

i. conditions;

ii. effects on capital;

h) possibility of redemption, indicating:

i. cases for redemption;

ii. formula for calculating the redemption amount;

i) when the securities are debt-related, please indicate:

i. maturity, including early maturity conditions;

ii. interest;

iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee

iv. in the absence of a guarantee, whether the credit is unsecured or subordinated

v. any restrictions imposed on the issuer with respect to:

- **the distribution of dividends;**
- **the disposal of certain assets;**
- **the contracting of new debts;**
- **the issue of new securities;**
- **corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries.**

j) any conditions for changing the rights assured by such securities;

k) other relevant characteristics.

Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Program)

On March 29, 2010, the Medium-Term Note Program ("Program") of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands ("Issuer"), was launched. Below is a description of: (i) the first issue of Subordinated Notes; (ii) the second issue of Subordinated Notes; (iii) the third issue of Unsecured Notes; (iv) the reopening of the second issue of Subordinated Notes; (v) the fourth issue of Subordinated Notes, (vi) the reopening of the fourth issue of Subordinated Notes; (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of Subordinated Notes; (ix) the seventh issue of Subordinated Notes; (x) the eighth issue of Unsecured Notes; (xi) the ninth issue of perpetual Subordinated Notes; (xii) the tenth issue of perpetual Subordinated Notes; (xiii) the eleventh issue of perpetual Subordinated Notes; (xiv) the twelfth issue of Unsecured

Notes; (xv) the thirteenth issue of Unsecured Notes; (xvi) the fourteenth issue of perpetual Subordinated Notes; and (xvii) the fifteenth issue of Subordinated Notes, all issued within the scope of the Program.

First issue

a. Identification of the security, indicating the jurisdiction: Medium-Term Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$1,000,000,000.00

d. Issue date: April 15, 2010.

e. Debt balance on December 31, 2022: the issue was settled on April 15, 2020.

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule "144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders' discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

i. Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2020.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Subordinated Notes shall observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% per year.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months.

iii. Guarantees*:* Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied.

iv. Type*:* Subordinated. Please see item "vii – Other relevant characteristics".

v. Any restrictions imposed on the issuer with respect to:

- ***the distribution of dividends:*** Not applicable.
- ***the disposal of certain assets:*** Not applicable.
- ***the contracting of new debts:*** Not applicable.
- ***the issue of new marketable securities:*** Not applicable.
- ***corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries:*** Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

vi. Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Subordinated Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 ("Resolution No. 3,444"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

vii. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions, possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.
The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time.
The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers can be changed at any time by the Issuer.
An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was April 15, 2010.
The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f. Restrictions on outstanding securities".
There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.
Subject to the authorization of the Central Bank of Brazil and in compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be counted for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Second Issue

a. Identification of the security, indicating the jurisdiction: Medium-Term Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$1,000,000,000.00

d. Issue date: September 23, 2010.

e. Debt balance on December 31, 2022: The issue was settled on January 22, 2021.

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders' discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

i. Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Subordinated Notes shall observe the terms of subordination.

ii. Interest*:*

These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% per year.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on January 22 and July 22, beginning January 22, 2011.

iii. **Guarantees*:*** Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

iv. **Type*:*** Subordinated. Please see item "vii – Other relevant characteristics".

v. Any restrictions imposed on the issuer with respect to:

- ***the distribution of dividends:*** Not applicable.
- ***the disposal of certain assets:*** Not applicable.
- ***the contracting of new debts:*** Not applicable.
- ***the issue of new marketable securities:*** Not applicable.
- ***corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries:*** Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

vi. Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Subordinated Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 ("Resolution No. 3,444"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

vii. Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment

preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by an Amended and restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The *Dealers* of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and in compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be counted for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Third Issue

a. Identification of the security, indicating the jurisdiction: Medium-Term Senior Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$500,000,000.00.

d. Issue date: November 23, 2010.

e. Debt balance on December 31, 2022: The issue was settled on November 23, 2015.

Reopening of the Second Issue

a. Identification of the security, indicating the jurisdiction: Medium-Term Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$250,000,000.00, being the second issue total amount, jointly with the first series, US$1,250,000,000.00. Please see item "vii – Other relevant characteristics".

d. Issue date: January 31, 2011.

e. Debt balance on December 31, 2022: The issue was settled on January 22, 2021.

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders' discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is January 22, 2021.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Subordinated Notes shall observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% per year.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on January 22 and July 22, beginning January 22, 2011.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type: Subordinated. Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Subordinated Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 ("Resolution No. 3,444"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the

Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by means of the reopening of the second issue of Subordinated Notes and they are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under a Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and in compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be counted for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Fourth Issue

a. Identification of the security, indicating the jurisdiction: Medium-Term Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$550,000,000.00

d. Issue date: June 21, 2011.

e. Debt balance on December 31, 2022: The issue was settled on December 21, 2021

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers

of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders' discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Subordinated Notes shall observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% per year.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on June 21 and December 21, beginning December 21, 2011.

Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated. Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Subordinated Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 ("Resolution No. 3,444"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and in compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be counted for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Reopening of the Fourth Issue

a. Identification of the security, indicating the jurisdiction: Medium-Term Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, US$1,050,000,000.00. Please see item "vii – Other relevant characteristics".

d. Issue date: January 24, 2012.

e. Debt balance on December 31, 2022: The issue was settled on December 21, 2021

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders' discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is December 21, 2021.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Subordinated Notes shall observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% per year.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on June 21 and December 21, beginning June 21, 2012.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type: Subordinated. Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Subordinated Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 ("Resolution No. 3,444"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes described herein were issued and distributed by means of the reopening of the fourth issue of Subordinated Notes and they are the second series of the fourth issue of Notes under the Trust Deed. The Subordinated Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 4, 2012.

Of the total amount of the second series of the fourth issue of Subordinated Notes, US$50,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are Itaú BBA USA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the second series of the fourth issue was January 24, 2012. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and in compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be counted for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Fifth Issue

a. Identification of the security, indicating the jurisdiction: Medium-Term Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$1,250,000,000.00

d. Issue date: March 19, 2012.

e. Debt balance on December 31, 2022: The issue was settled on March 19, 2022.

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes

in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders' discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is March 19, 2022.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Subordinated Notes shall observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes and the interest rate of which is 5.65% per year.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on March 19 and September 19, beginning September 19, 2012.

Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type: Subordinated. Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these

conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Subordinated Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 ("Resolution No. 3,444"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and in compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be counted for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of

August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Sixth Issue

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a. Identification of the security, indicating the jurisdiction: Medium-Term Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

---

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

---

c. Total face value: US$1,375,000,000.00

---

d. Issue date: August 6, 2012.

---

e. Debt balance on December 31, 2022: The issue was settled on August 6, 2022.

---

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

---

g. Convertibility into shares: Not applicable.

---

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders' discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is August 6, 2022.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Subordinated Notes shall observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes and the interest rate of which is 5.50% per year.

The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on February 6 and August 6, beginning February 6, 2013.

Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type: Subordinated.

Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Subordinated Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution

No. 3,444 of February 28, 2007 ("Resolution No. 3,444"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Standard Chartered Bank. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 6, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and in compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be counted for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Seventh Issue

a. Identification of the security, indicating the jurisdiction: Medium-Term Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$1,870,000,000.00

d. Issue date: November 13, 2012.

e. Debt balance on December 31, 2022: R$9,735,636,970

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity.

The Subordinated Notes may not be early redeemed at the holders' discretion.

The Subordinated Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Subordinated Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is May 13, 2023.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Subordinated Notes shall observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes and the interest rate of which is 5.125% per year.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on May 13 and November 13, beginning May 13, 2013.

Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated. Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Subordinated Notes without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 ("Resolution No. 3,444"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC and Santander Investment Securities Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to the authorization of the Central Bank of Brazil and in compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be counted for quorum purposes in these meetings.

Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer.

Eighth Issue

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a. Identification of the security, indicating the jurisdiction: Medium-Term Senior Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$1,050,000,000.00

d. Issue date: May 26, 2015.

e. Debt balance on December 31, 2022: The issue was settled on May 26, 2018.

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers

of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned case.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is May 26, 2018.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission.

In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer's reference equity for the most recent fiscal quarter.

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

Interest:

These are fixed-rate Notes and the interest rate of which is 2.85% per year.

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on May 26 and November 26, beginning November 26, 2015.

Guarantees: Not applicable.

Type: Unsecured.

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with a permitted corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Other relevant characteristics:

The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer's current and future unsecured obligations.

The Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time.

The Dealers of this issue are BB Securities Ltd.; Citigroup Global Markets Inc.; Itaú BBA International plc; Merrill Lynch, Pierce, Fenner & Smith Incorporated; and Santander Investment Securities Inc.

An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the eighth issue was on May 26, 2015.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any

other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Ninth Issue

a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$1,250,000,000.00

d. Issue date: December 12, 2017

e. Debt balance on December 31, 2022: R$6,515,628,307

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Notes, should there be a regulatory event.

Early redemption of Notes at the issuer's discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item "vii"" – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, and it is assured that the payment of the Notes shall observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

Interest:

The Notes were issued at an initial fixed interest rate of 6.125% per year, which is effective until the fifth anniversary of their issue. Every five years as from this date, the interest rate applicable to the Notes will be recalculated based on the interest rate of U.S. Treasury Bonds for the same period. As from December 12, 2022, the interest rate was recalculated to 7.721% per year, which is effective for five years.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on June 12 and December 12, beginning June 12, 2018.

Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated. Please see item "vii"- Other relevant characteristics.

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item "vii – Other relevant characteristics").

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other

modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 ("Resolution No. 4,192"), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be counted for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer's shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer's operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the

Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Tenth Issue

a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$750,000,000.00

d. Issue date: March 19, 2018

e. Debt balance on December 31, 2022: R$3,985,086,559

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Notes, should there be a regulatory event.

Early redemption of Notes at the issuer's discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item "vii"" – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, and it is assured that the payment of the Notes shall observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

Interest:

The Notes were issued at an initial fixed interest rate of 6.50% per year, which is effective until the fifth anniversary of their issue. Every five years as from this date, the interest rate applicable to the Notes will be recalculated based on the interest rate of U.S. Treasury Bonds for the same period. As from March 19, 2023, the interest rate was recalculated to 7.859% per year, which is effective for five years.

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on March 19 and September 19, beginning September 19, 2018.

Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated. Please see item "vii"- Other relevant characteristics.

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item "vii – Other relevant characteristics").

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 ("Resolution No. 4,192"), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be counted for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer's shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer's operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Eleventh Issue

a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes ("Notes").

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$750,000,000.00.

d. Issue date: November 21, 2019.

e. Debt balance on December 31, 2022: R$3,879,449,535

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes at the issuer's discretion: On the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality.

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, stating that the Notes are no longer classified as falling into Tier II of the Referential Equity.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is November 21, 2029.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Notes shall observe the terms of subordination.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 4.5% per year until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 2.822%).

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on May 21 and November 21, beginning May 21, 2020.

Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated. Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 ("Resolution No. 4,192"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,192.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are Itau BBA USA Securities, Inc, BB Securities Limited, J.P. Morgan Securities LLC Goldman Sachs & Co.LLC and HSBC Securities (USA) Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 21, 2019.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be counted for quorum purposes in these meetings.

Twelfth Issue

a. Identification of the security, indicating the jurisdiction: Senior Notes ("Notes").

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$1,000,000,000.00.

d. Issue date: January 24, 2020.

e. Debt balance on December 31, 2022: The issue was settled on January 24, 2023.

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned case.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is January 24, 2023.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a

change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission.

In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer's reference equity for the most recent fiscal quarter.

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

Interest:

These are fixed-rate Notes and the interest rate of which is 2.9% per year.

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on January 24 and July 24, beginning July 24, 2020.

Guarantees: Not applicable.

Type: Unsecured.

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with a permitted corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Other relevant characteristics:

The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer's current and future unsecured obligations.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc. and J.P. Morgan Securities LLC.

An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the twelfth series was January 24, 2020.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Thirteenth Issue

a. Identification of the security, indicating the jurisdiction: Senior Notes ("Notes").

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$500,000,000.00.

d. Issue date: January 24, 2020.

e. Debt balance on December 31, 2022: R$2,645,826,825

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer's discretion, always in their totality and at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned case.

Formula for calculating the redemption amount:

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is January 24, 2025.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission.

In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer's reference equity for the most recent fiscal quarter.

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity.

Interest:

These are fixed-rate Notes and the interest rate of which is 3.250% per year.

The payments of principal and interest will be made by The Bank of New York Mellon.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on January 24 and July 24, beginning July 24, 2020.

Guarantees: Not applicable.

Type: Unsecured.

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with a permitted corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Other relevant characteristics:

The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer's current and future unsecured obligations.

The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Notes are issued solely as book-entry notes.

The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc. and J.P. Morgan Securities LLC.

An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the thirteenth series was January 24, 2020.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Fourteenth Issue

a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes ("Notes")

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$700,000,000.00.

d. Issue date: February 27, 2020.

e. Debt balance on December 31, 2022: R$3,656,138,907

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes at the issuer's discretion: On the fifth anniversary of the issue date or on any payment date of interest, as from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, always in their totality, should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier I of the Referential Equity.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

Perpetual notes with no maturity date.

Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item "vii"" – Other relevant characteristics), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts.

Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, and it is assured that the payment of the Notes shall observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party.

Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 4.625% per year until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on U.S. Treasury Bonds for the same period plus the Credit Spread (equal to 3.222%).

The payments of principal and interest will be made by The Bank of New York Mellon, New York branch.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on February 27 and August 27, beginning August 27, 2020.

Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

Type:

Subordinated. Please see item "vii – Other relevant characteristics".

Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item "vii" – Other relevant characteristics).

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 ("Resolution No. 4,192"), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all

current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are Itau BBA USA Securities, Inc, J.P. Morgan Securities LLC, Goldman Sachs &Co. LLC, BofA Securities, Inc and Banco BTG Pactual S.A. – Cayman Branch. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was February 27, 2020.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, as from the fifth anniversary of the Issue date, including on the fifth anniversary date and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be counted for quorum purposes in these meetings.

Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer's shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

The Notes may be permanently extinguished in the event that (i) some of the Issuer's operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part.

Fifteenth Issue

a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes ("Notes").

The Notes and all documents referring to the Program will be governed by English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter.

c. Total face value: US$500,000,000.00.

d. Issue date: January 15, 2021.

e. Debt balance on December 31, 2022: R$2,583,865,912

f. Restrictions on outstanding securities:

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 ("Rule 144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the buyers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.

The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes.

g. Convertibility into shares: Not applicable.

h. Possibility of redemption: Yes, as follows.

Cases for redemption:

Early redemption of Notes at the issuer's discretion: As from the fifth anniversary of the issue date (inclusive) until April 15, 2026, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality.

Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions.

Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, stating that the Notes are no longer classified as falling into Tier II of the Referential Equity.

The Notes may not be early redeemed at the holders' discretion.

The Notes will be cancelled in all the aforementioned cases.

Formula for calculating the redemption amount:

Early redemption of Notes at the issuer's discretion: 100% of the denominated value of US$1,000.00.

Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00.

Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00.

i. When the securities are debt-related, please indicate:

Maturity, including early maturity conditions

The maturity date of the Notes is April 15, 2031.

If any of the following events occur (each one, an "Event of Default") and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, shall inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the early redemption amount.

If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer's legal successor assumes the obligation arising from

the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) faces bankruptcy proceedings filed against it by third parties, and provided that these actions are not suspended within sixty (60) days after their submission.

The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, and it is assured that the payment of the Notes shall observe the terms of subordination.

ii. Interest:

These are fixed-rate Subordinated Notes, of which interest rate is 3.875% per year by April 15, 2026. The offer price of the Notes was 99.671%, resulting in a yield to investors of 3.95%.

After April 15, 2026, interest rate will be recalculated based on the interest rate in force for 5-year U.S. Treasury Bonds plus Credit Spread (equal to 3.446%). Credit Spread (3.446% per year) is defined as the difference in yield between the rate for the issue of the Notes (3.95% per year) and the interest rate in force for the 5-year U.S. Treasury Bonds upon issue (0.504% per year).

The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A.

Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on April 15 and October 15, beginning April 15, 2021. The first interest period will be shorter, corresponding to the period from January 15, 2021 (inclusive) to April 15, 2021.

iii. Guarantees:

Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied.

iv. Type:

Subordinated. Please see item "vii – Other relevant characteristics".

v. Any restrictions imposed on the issuer with respect to:

the distribution of dividends: Not applicable.

the disposal of certain assets: Not applicable.

the contracting of new debts: Not applicable.

the issue of new marketable securities: Not applicable.

corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer's assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes.

vi. Conditions for changing the rights assured by such securities:

Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible.

Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 ("Resolution No. 4,192"), as amended from time to time. The Issuer may not make any change that

implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levy, the maturity date originally agreed upon, and the subordination of these Notes.

vii. Other relevant characteristics:

The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,192.

The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee.

The Subordinated Notes are issued solely as book-entry notes.

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time.

The Dealers of this issue are Itau BBA USA Securities, Inc; Banco BTG Pactual S.A., Cayman Branch; J.P. Morgan Securities LLC; Goldman Sachs & Co. LLC; Credit Agricole Securities (USA) Inc. and Citigroup Global Markets Inc. An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued within the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was January 15, 2021.

The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item "f - Restrictions on outstanding securities".

There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, nor with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets.

Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be counted for quorum purposes in these meetings.

The Issuer intends to use the net amount arising from the issue of Subordinated Notes to partially or fully finance and/or refinance existing or future social and/or green projects, as described in the Final Terms of this issue.

13.1 Individual declarations of the President and the Investor Relations Director duly signed, attesting that

a. they have reviewed the reference form

b. all information contained in the form complies with the provisions of CVM Resolution n. 80, especially articles 15 to 20

c. the information contained therein truly, precisely and completely portrays the issuer's activities and the risks inherent to its activities

Name of the person responsible for the content of the form	**Position of the person responsible**
Miton Maluhy Filho	Chief Executive Officer
a. he has revised the reference form **b.** all information contained in the form is in compliance with the provisions of CVM Instruction No. 80, particularly articles 15 to 20 **c.** the information contained therein truly, accurately and completely portrays the issuer's activities and the risks inherent to its activities	
Signature:	

Name of the person responsible for the content of the form	**Position of the person responsible**
Renato Lulia Jacob	Head of Investor Relations
a. he has revised the reference form **b.** all information contained in the form is in compliance with the provisions of CVM Instruction No. 80, particularly articles 15 to 20 **c.** the information contained therein truly, accurately and completely portrays the issuer's activities and the risks inherent to its activities	
Signature:	

13.2 Individual declaration of the new occupant of the position of President or Investor Relations Officer duly signed, attesting that

a. has reviewed the information that was updated in the reference form after the date of his/her investiture

b. all information that has been updated in the form according to item "a" above is in compliance with the provisions of CVM Resolution n. 80, especially articles 15 to 20

Name of the person responsible for the content of the form	**Position of the person responsible**
Miton Maluhy Filho	Chief Executive Officer
a. it has reviewed the information that was updated in the reference form after the date of its investiture **b.** all information that was updated in the form in the form of item "a" above complies with the provisions of CVM Resolution n. 80, especially arts. 15 to 20	
Signature:	

Name of the person responsible for the content of the form	**Position of the person responsible**
Renato Lulia Jacob	Head of Investor Relations
a. it has reviewed the information that was updated in the reference form after the date of its investiture **b.** all information that was updated in the form in the form of item "a" above complies with the provisions of CVM Resolution n. 80, especially arts. 15 to 20	
Signature:	

13.3 Statement from the Chief Executive Officer / Investor Relations - Identification of the Persons Responsible for the Contents of the Form

Name of the person responsible for the content of the form	**Position of the person responsible**
Miton Maluhy Filho	Chief Executive Officer
Renato Lulia Jacob	Head of Investor Relations

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A. and its subsidiaries

Reference Form (Resolution CVM 80/22 and amendments) at December 31, 2022 and review report of independent auditors

pwc

(A free translation of the original in Portuguese)

Review report of independent auditors on Reference Form (CVM Resolution 80/22 and amendments)

To Management
Itaú Unibanco Holding S.A.

Introduction

In connection with the audits of the financial statements of Itaú Unibanco Holding S.A. and its subsidiaries as of December 31, 2022, 2021 and 2020, on which we issued unqualified audit reports dated February 08, 2023, February 10, 2022 and February 1st, 2021, respectively, we performed a review of the accounting information included in the Reference Form of Itaú Unibanco Holding S.A.

Scope of the review

We conducted our review in accordance with NBC TA 720 - "The auditor's responsibility relating to other information in documents containing audited financial statements" which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Itaú Unibanco Holding S.A. with regard to the main criteria adopted for the preparation of the accounting information presented in the Reference Form and (b) reading the significant accounting information included in the Reference Form to assess its consistency with the audited financial statements. The accounting information included in the Reference Form is presented by Management for the purpose of complying with Brazilian Securities Commission (CVM) Resolution 80 and amendments; however, it should not be considered part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Reference Form referred to above in order that it be presented, in all material respects, in a manner consistent with the financial statements as of December 31, 2022, 2021 and 2020, taken as a whole, prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

São Paulo, May 30, 2023

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br